As confidentially submitted to the Securities and Exchange Commission on August 30, 2024
This draft registration statement has not been publicly filed and all information herein remains strictly confidential
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933
Bullish
(Exact name of Registrant as specified in its charter)
Cayman Islands (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)
10A Building A, 60 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands, KY1-9005
(Address, including zip code, including
area code, of Registrant’s principal executive offices)
[•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Howard Kenny Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000	Michael Padarin Carey Olsen Hong Kong LLP Suites 3610-13 Jardine House 1 Connaught Place Central Hong Kong SAR +852 3628 9006	Nicholas Armstrong Tiffany Tse Bullish 10A Building A 60 Nexus Way, Camana Bay George Town, Grand Cayman Cayman Islands, KY1-9005
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, dated            , 2024
PRELIMINARY PROSPECTUS
BULLISH
ORDINARY SHARES
This is our initial public offering. We are offering a total of           ordinary shares, with a nominal value of $0.001 per share (the “Ordinary Shares”) of Bullish (“Bullish” or the “Company”).
We anticipate that the initial public offering price will be between $       and $       per Ordinary Share. We intend to apply to list our Ordinary Shares on the New York Stock Exchange (“NYSE”) under the symbol “[•]”.
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to       additional Ordinary Shares, at the initial public offering price, less underwriting discounts and commissions.
Upon completion of this offering, we will have one class of shares in our share capital, the Ordinary Shares. Each Ordinary Share will be entitled to one vote per share. See section entitled “Description of Share Capital and Articles of Association.”
Bullish is a Cayman Islands holding company with operations primarily conducted through its subsidiaries in the Cayman Islands, Hong Kong, United States, Singapore and Gibraltar. Our subsidiaries incorporated in Hong Kong (together, our “Hong Kong Subsidiaries”) have each been established to perform specific services for other entities in the Bullish Group and conduct aspects of our Bullish Exchange business. Bullish HK Limited provides a range of services including engineering and development, cybersecurity, sales and relationship management, custody operations (which include coordinating with our third-party custody service providers for the administration of digital assets in custodial wallets), and technology operations services as well as shared group support services such as marketing, finance, human resources, legal and compliance, and risk management. Bullish HK Limited is based in Hong Kong and provides services out of Hong Kong. We have applied for Types 1, 7 and Virtual Asset Trading Platform license with the Securities and Futures Commission of Hong Kong (“SFC”) in respect of our Bullish Exchange business in Hong Kong. As of June 1, 2024, Bullish (GI) Limited has been deemed to be licensed under the Anti-Money Laundering and Counter Terrorist Financing Ordinance in Hong Kong. This does not mean that Bullish (GI) Limited has been licensed by the SFC and its license application may not eventually be successful. We intend for Bullish HK Operations Limited and Bullish HK Markets Limited to offer Bullish Exchange services in Hong Kong if those entities are successful in obtaining the relevant licenses from the SFC. Bullish HK Custody Limited is a licensed trust and custody service provider that provides digital asset and fiat custody services to support the Bullish Exchange in Hong Kong. While we are currently deemed licensed by the SFC in Hong Kong, we are not yet fully licensed. Failure to obtain or maintain the required licenses could result in regulatory actions, fines, and potentially the need to off-board Hong Kong-based customers and block their access to our Exchange. Certain terms are defined in the section of this prospectus entitled “Frequently Used Terms.”
Services provided by our Hong Kong Subsidiaries are integral to our business operations, although we continue to work on geographical diversification to reduce country concentration risk. Collectively, our Hong Kong Subsidiaries provide operational and support services across various functions. Despite the integral role of our Hong Kong subsidiaries, over 50% of our personnel are already located outside of Hong Kong, including in the Cayman Islands, the United States, Singapore and Gibraltar, where they provide services across every major function of Bullish such as engineering and development, other technology functions, cybersecurity, marketing, legal, compliance and risk management. Apart from the digital assets of Bullish Exchange customers in Hong Kong which are held with Bullish HK Custody Limited in compliance with the applicable regulatory requirements, none of our other customers’ digital assets or Bullish’s own digital assets are held by our Hong Kong Subsidiaries. It is our policy that: (i) Bullish HK Custody Limited will hold digital assets only for our Bullish Exchange customers in Hong Kong; (ii) for all other Bullish Exchange customers, their digital assets will be held by the Bullish Group entity with which they do business; and (iii) a Bullish Group entity may only hold its own digital assets, meaning no Bullish Group entity may hold digital assets on behalf of another Bullish Group entity (except where a Bullish Group entity has deposited digital assets as a customer of the Bullish Exchange). If a Bullish Group entity wishes to hold its own digital assets, it is required to go through an internal approval process, including board approvals and establishment of account control procedures.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
We and our subsidiaries in the Cayman Islands, Gibraltar, and the United States maintain bank accounts and balances with banks in the United States and also maintain balances with local institutions. Our Singapore subsidiary has local currency bank accounts in Singapore for its operational needs. Our Hong Kong Subsidiaries maintain bank accounts in amounts determined to be necessary to support operational and regulatory needs in Hong Kong. The aggregate balance of such Hong Kong bank accounts as of December 31, 2023 was U.S.$21.3 million (including bank balances of HK$1.4 million (equivalent to U.S.$0.2 million).
The People’s Republic of China (“PRC”) government imposes controls on the convertibility of Renminbi, the national currency of the PRC, into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Although we have no business operations in mainland China, if such control were to extend to Hong Kong, or if by any case we were to become subject to such oversight or discretion in the future, it may restrict the ability of our Hong Kong Subsidiaries to remit currency maintained in Hong Kong to non-Hong Kong entities in order for those entities to pay dividends or make other payments or otherwise satisfy their foreign-currency-denominated obligations. The Hong Kong government has not issued similar laws or regulations for companies that are incorporated in or conduct businesses in Hong Kong. Other than the above, there is no regulatory oversight by authorities in mainland China or Hong Kong over the flow of funds among Bullish Group entities, or any distributions or dividends to our investors as of the date of this prospectus, and we do not expect there will be such regulatory oversight before or after the completion of this offering.
Hong Kong is a Special Administrative Region of the PRC and enjoys its own limited autonomy as defined by the Basic Law of Hong Kong. Hong Kong’s legal system, which is different from that of mainland China, is based on common law and has its own laws and regulations, but some of the national laws of the PRC are made applicable in Hong Kong under the Basic Law. It has been speculated that there may be increased alignment between PRC laws and regulations and the Basic Law or that PRC laws and regulations will be applied directly in Hong Kong. If certain PRC laws and regulations relevant to our business operations were to become applicable in Hong Kong in the future, we may face legal and operational risks and uncertainties relating to our operations in Hong Kong. Depending on the extent of the risks and uncertainties, we may determine that we must relocate operations from Hong Kong to another jurisdiction, which could result in disruption of business, additional costs and expenses, and loss of key personnel, any of which could adversely affect our financial condition and results of operations.
The position on digital asset businesses in mainland China is significantly less permissive than Hong Kong. The central bank in mainland China has recently announced a ban on digital asset trading activities. In addition, the Chinese government recently announced that it would increase supervision of mainland Chinese companies listed offshore. Under the new measures, the Chinese government will improve regulation of cross-border data flows and security, police illegal activity in the securities market and punish fraudulent securities issuances, market manipulation and insider trading. It will also monitor sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several large U.S.-listed technology companies focusing on anti-monopoly and financial technology regulation and, more recently with the passage of the PRC Data Security Law, how companies collect, store, process and transfer data. If the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our listing on a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations.
The Bullish Exchange does not maintain operations in mainland China, does not generate revenues from mainland China, and does not intend to provide services in mainland China. The Bullish Exchange does not intend to provide customer services to potential customers located in mainland China, and does not intend to conduct sales and marketing activities or other communication with residents in mainland China. We believe that the laws and regulations of the PRC that do not apply in Hong Kong, including the recent developments on digital assets and cybersecurity laws and regulations of the PRC, do not currently have any material impact on our business, financial condition and results of operations or the listing of our securities, notwithstanding the fact that we maintain subsidiaries in Hong Kong. However, if certain PRC laws and regulations were to become applicable in Hong Kong in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities to significantly decline or become worthless.
As we currently do not have any business operations in mainland China, we are not required to obtain any permission or approval from the CSRC, CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. In the event that we inadvertently concluded that relevant permissions or approvals were not required or that applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, any failure by us to maintain or obtain such permissions or approvals could result in enforcement and other action by the PRC government, including investigations, penalties, fines and orders, which action could significantly limit or completely

The information in this prospectus is not complete and may be changed. The securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
hinder our ability to operate and offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.
We also face risks associated with the Holding Foreign Companies Accountable Act, or HFCAA. Trading in our securities on U.S. markets, including the NYSE, may be prohibited under the HFCAA if the Public Company Accounting Oversight Board, or PCAOB, determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The U.S. independent public accounting firm of the Company, Deloitte & Touche LLP, which is headquartered in the United States and registered with the PCAOB, was not among the auditor firms listed on the determination list issued by the PCAOB, which noted all of the auditor firms that the PCAOB was not able to inspect. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determination accordingly. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors, including positions taken by authorities of the PRC and the PCAOB. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. Although our U.S. independent registered accounting firm is inspected by the PCAOB, and we have no operations in Mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between Mainland China and Hong Kong, or if any component of our auditor’s work papers become located in Mainland China in the future. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we were to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.
The delisting or the cessation of trading of our Ordinary Shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.
For a detailed description of risks relating to doing business in Hong Kong, see section entitled “Risk Factors — Risks Relating to Doing Business in Hong Kong.”
We fund our subsidiaries’ cash requirements through a combination of intercompany loans, capital injection and intercompany service fees. We generally aim to provide our service companies, such as our Hong Kong Subsidiaries, with adequate working capital and liquidity to pay their bills. We also monitor our foreign exchange exposures to hedge against possible currency exchange losses. See section entitled “Notes to the Consolidated Financial Statements — 2 Summary of Principal Accounting Policies — 2.11 Financial Liabilities and Equity — (iv) Financial Liabilities — Foreign Exchange Gains and Losses”. From January 1, 2023 to December 31, 2023, there have been no dividends made by any of our Hong Kong Subsidiaries. Payments concerning intra-group services were made to our Hong Kong Subsidiaries (1) by Bullish (GI) Limited in the amount of U.S.$29.9 million; and (2) by Bullish Global in the amount of U.S.$22.9 million. See section entitled “Summary Consolidated Financial and Other Data”.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Investing in our Ordinary Shares involves risks. See the section entitled “Risk Factors” beginning on page 19 to read about factors you should consider before buying our Ordinary Shares.
	Per Share		Total Without Over-Allotment Option		Total With Full Over-Allotment Option
Initial public offering price	$	[•]	$	[•]	$	[•]
Underwriters’ discounts	$	[•]	$	[•]	$	[•]
Proceeds to our Company before expenses	$	[•]	$	[•]	$	[•]
Bookrunners
The date of this prospectus is            , 2024

Neither we, the underwriters nor our or their respective affiliates have authorized anyone to provide you with any information other than that included in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. Neither we, the underwriters nor our or their respective affiliates take any responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. Neither we, the underwriters, or any of our or their respective affiliates have authorized any other person to provide you with different or additional information. Offers to sell, and solicitations of offers to buy, the Ordinary Shares are being made only in jurisdictions where such offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Ordinary Shares. Our business, financial condition, operating results and prospects may have changed since such date.
For investors outside the United States: we have not and the underwriters have not done anything that would permit the use of or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

i

FREQUENTLY USED TERMS
Unless otherwise stated or unless the context otherwise requires, in this document:
“AMM” means automated market making, a technology employed on the Bullish Exchange.
“AMMI” means automated market making instructions, a type of order on the Bullish Exchange that allows Exchange clients to generate a series of bids and asks based on their trading parameters.
“Bitcoin” or “BTC” means the native digital asset on the Bitcoin protocol and blockchain network as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.
“Block.one” means block.one, a Cayman Islands exempted company, and where the context permits, includes its subsidiaries.
“Bullish Global” means Bullish Global, a Cayman Islands exempted company, an indirect subsidiary of Bullish.
“Bullish Group” or the “Group” means Bullish and its subsidiaries.
“China” or “PRC” means the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau.
“Class A Shares” means our Class A common shares, par value $0.001.
“Class B Shares” means our Class B preference shares, par value $0.001.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.
“digital assets” means digital assets, blockchain-based tokens, cryptocurrencies, and other similar blockchain-based asset equivalents.
“digital assets ecosystem” means the interconnected network of technologies, platforms, markets, participants, and regulatory frameworks that support the creation, issuance, trading, and management of digital assets.
“Ethereum” or “ETH” means the native digital asset on the Ethereum network.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“GFSC” means the Gibraltar Financial Services Commission.
“Hong Kong Subsidiaries” means subsidiaries of Bullish incorporated in Hong Kong.
“IASB” means the International Accounting Standards Board.
“IFRS” means the International Financial Reporting Standards.
“IPO Reorganization” means the conversion of shares to occur immediately prior to this offering.
“NYSE” means The New York Stock Exchange.
“Ordinary Shares” means the ordinary shares of Bullish, with a nominal value of $0.001 per share.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“stablecoin” means a type of digital asset that is pegged to a ‘stable’ underlying asset such as fiat money or a commodity, including other types of digital assets. The value of the stablecoin may fluctuate based on the volatility of the underlying asset.
“U.S.” means the United States of America.
“U.S. dollar,” “US$” and “$” mean the legal currency of the United States.

“USDC” refers to the stablecoin issued by Circle Internet Financial LLC.
“USDT” refers to the stablecoin issued by Tether Limited.
“U.S. GAAP” means United States generally accepted accounting principles.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would,” and similar words are intended to identify estimates and forward-looking statements.
Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:
•
our financial performance, including financial projections and business metrics and any underlying assumptions thereunder;

•
our mission, goals and strategies;

•
our future business development, financial conditions and results of operations;

•
trends in, and expected growth and market size of, digital assets;

•
expected changes in our revenues, costs or expenditures;

•
our expectations regarding demand for and market acceptance of our products and services;

•
our expectations regarding our relationships with clients and third-party business partners;

•
competition in our industry;

•
potential breaches of our security systems;

•
assertions by third-parties of infringement or other violations by us of their intellectual property rights;

•
relevant laws and regulations in the jurisdictions in which we operate;

•
risks related to our status as a foreign private issuer;

•
general economic and business conditions in the markets where we operates;

•
uncertainty in whether in the future the PRC government will exert substantial influence, discretion, oversight, and control over the manner in which Hong Kong-based entities must conduct their business activities; and

•
the outcome of any known and unknown litigation and regulatory proceedings.

Other sections of this prospectus describe additional risk factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.
We qualify all of our forward-looking statements by these cautionary statements. See section entitled “Risk Factors.”
You should read this prospectus and the documents that we have filed as exhibits to this prospectus completely and with the understanding that our actual future results may be materially different and worse from what we expect.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Currency
All references in this prospectus to “U.S. dollar,” “USD,” or “$” are to the currency of the United States.
Presentation of Financial Information
In accordance with IFRS as issued by the IASB, we prepare our consolidated financial statements on a historical cost basis, except for the revaluation of certain assets that are measured at revalued amounts or fair values at the end of each reporting period. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants take into account when pricing the asset or liability at the measurement date.
Non-IFRS Financial Measures
In this prospectus, we present certain financial measures that are not recognized by IFRS and that may not be permitted to appear on the face of IFRS-compliant financial statements or notes thereto.
The non-IFRS financial measures used in this prospectus are “adjusted transaction revenue,” “adjusted net income (loss)” and “adjusted EBITDA”. For a discussion of these measures and a reconciliation of each to their most closely comparable IFRS measures, see section entitled “Management’s Discussion & Analysis of Financial Condition and Results of Operations — Non-IFRS Financial Measures”.
Presentation of Ordinary Shares
As of the date of this prospectus, we have issued and outstanding 225,000,000 Class A Shares and 5,471,874 Class B Shares. In addition, Thomas W. Farley, our Chief Executive Officer, and David W. Bonanno, our Chief Financial Officer, hold shares and units in our subsidiary, BMC1 (“BMC1 Equity”) that are subject to various time, performance and liquidity vesting restrictions, and certain of our employees, other individuals and service providers hold restricted stock units (“Bullish Global RSUs”) or options to acquire shares (“Bullish Global Options”) or shares in our subsidiary, Bullish Global, subject to vesting conditions. Immediately prior to the completion of this offering, in a transaction we refer to as the “IPO Reorganization”:
•
each Class A Share and each Class B Share will convert into a like number of Ordinary Shares;

•
certain conversion rights with respect to the BMC1 Equity described below (the “BMC1 Conversion Rights”) will become effective;

•
certain shares in Bullish Global will convert into a number of Ordinary Shares;

•
Bullish Global RSUs will convert into a number of RSUs of Ordinary Shares (subject to same vesting conditions); and

•
Bullish Global Options will convert into options to acquire Ordinary Shares (subject to the same vesting conditions).

The BMC1 Conversion Rights will, subject to vesting, entitle Mr. Farley and Mr. Bonanno to exchange their BMC1 Equity for an aggregate of 10,297,679 and 3,677,343 Ordinary Shares, respectively, at any time following the completion of this offering.
For more information on the classes of shares, see section entitled “Description of Share Capital and Articles of Association”.

Rounding
Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

MARKET AND INDUSTRY DATA
We rely on and refer to industry data, information and statistics regarding the markets in which we compete from research as well as from publicly available information, industry and general publications and research and studies conducted by third parties. We have supplemented this information where necessary with our own internal estimates and information, taking into account publicly available information about other industry participants and our management’s best view as to information that is not publicly available. This information appears in the section entitled “Business of Bullish” in this prospectus. We have taken such care as we consider reasonable in the extraction and reproduction of information from such data from third-party sources.
Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from us and independent third parties.

SUMMARY
This prospectus summary highlights certain information appearing elsewhere in this prospectus. As this is a summary, you should read the entire prospectus carefully, including the information under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto included in this prospectus. This prospectus includes forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, references to “Bullish”, “we,” “us” and “our,” in this prospectus refer to Bullish and its direct and indirect subsidiaries, unless the context indicates otherwise.
Overview
Bullish is a global digital asset business providing infrastructure and information services. Our objective is to provide mission critical products and services that are designed to help institutions grow their businesses, empower retail investors and drive the adoption of blockchain technology and digital assets. Bullish was founded in 2020 with the vision to build an institutional grade global exchange enabling optimized execution powered by a customizable, compliance-first infrastructure.
Through the acquisition of CoinDesk in 2023, we expanded our ecosystem to provide trusted insights, authoritative news, data, indices and transparent analysis to the digital assets industry while facilitating partnerships within the investment community through our flagship Consensus conference.
Operating under the brands “Bullish” and “CoinDesk”, we provide three distinct but complementary services that span the digital assets industry:
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Trading and Liquidity Infrastructure:   At our core, we operate the Bullish Exchange, an institutionally focused and regulated global digital assets exchange. We are regulated in Gibraltar, deemed licensed in Hong Kong and taking steps to secure licenses in several other jurisdictions. Our operations span multiple countries, providing a robust trading infrastructure that supports a global customer base. We provide a spot and derivatives trading platform, along with services for liquidity and risk management. We believe our competitive advantages include reliable liquidity, diverse product selection, and capital efficiency, that together enable institutions and professional investors to manage their digital assets exposures comprehensively. Bullish Exchange’s total trading volume since launch has exceeded $700 billion as of June 30, 2024.

•
Information Services:   CoinDesk Media provides news, analysis and real-time insights on digital assets and blockchain technology and holds large-scale conferences for industry professionals. CoinDesk Media’s products and services reached an estimated global audience of 45.5 million people during the first half of 2024.

•
Data Products:   CoinDesk Indices provides data, indices and analytics for digital assets, serving trading firms, asset managers, exchanges, banks and financial product manufacturers. We provide reference rates for products with over $30 billion of assets under management as of June 30, 2024, and over $5.7 billion of trading volume during the first half of 2024.

We have organized our global business into interconnected divisions, supported by common unified infrastructure and services. We believe this structure creates a synergistic flywheel effect that promotes cross-utilization of our products and services, such as tradeable products powered by CoinDesk Indices being listed on the Bullish Exchange, supported by a unified and efficient cost base across the enterprise. Consolidated group-wide functions include finance, human resources, cybersecurity, legal, engineering and internal technology systems. With our extensive base of over 1,400 institutional customers as of July 31, 2024, we see a significant opportunity to increase the number of customers utilizing two or more products or services offered across our various businesses. We intend to drive broader cross-utilization through further integration and collaboration in our sales strategies, as well as enhancements to our customer relationship technology. This integrated operating model allows us to leverage our unified internal expertise and corporate resources across all businesses in a cost-effective manner.
The Bullish senior management team is comprised of seasoned experts in financial services, exchanges, digital assets, blockchain and technology and has unlocked significant shareholder value building and scaling businesses. Bullish is led by our Chief Executive Officer, Thomas W. Farley, who previously served as Chairman, CEO and/or President of ten regulated exchange or related businesses, including the New York Board of Trade (now known as ICE Futures), and NYSE Group, which includes the New York Stock Exchange along with several equity and equity options exchanges. Mr. Farley has demonstrated success scaling and optimizing market infrastructure platforms as evidenced during his tenure as President of the NYSE, where he led the transformation of NYSE’s technology infrastructure and increased EBITDA by over 3x in his first four years in that role. Mr. Farley also has significant experience acquiring and integrating technology and exchange businesses and led a series of successful acquisitions worth approximately $19 billion during his time at Intercontinental Exchange (ICE). He spearheaded effective integrations and established a proven track record of substantial cost reductions and significant EBITDA growth. Under the Bullish senior management team, Bullish has seen rapid growth since its inception and is regularly ranked top ten global spot trading venue for Bitcoin and Ethereum according to CoinMetrics.
For our year ended December 31, 2023, our net income was $1.3 billion. On a non-IFRS basis, for 2023, we recorded adjusted EBITDA of $26 million in 2023 and our adjusted net income was $22 million in 2023. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-IFRS Financial Measures” for a description of how management calculates and uses each of these non-IFRS measures and reconciliations of net income/ (loss) after tax to adjusted EBITDA and adjusted net income/(loss). As of December 31, 2023, our gross liquid assets (cash and digital assets) amounted to $1.656 billion. Our treasury management aims to ensure financial resilience and strong capitalization in all digital asset price environments, support the growth of our core businesses and maintain significant exposure to larger market capitalization digital assets such as Bitcoin and Ethereum. As of December 31, 2023, our liquid assets included cash ($113 million), US dollar stablecoins ($281 million), BTC (with a market value of $1.07 billion), ETH (with a market value of $181 million) and other digital assets (with a market value of $11 million). Additionally, we continue to seek strategic M&A opportunities and growth investments for our venture capital business and may fund such investments from cash or liquid digital asset holdings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Our Service Offerings
Bullish Exchange operates a regulated and institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. We are regulated in Gibraltar, deemed licensed in Hong Kong and actively taking steps to secure licenses in several other jurisdictions. While our primary focus had been on spot trading, we launched trading in perpetual futures (a type of derivative) at the end of 2023, expanding our product offerings and providing additional opportunities for our clients, executing over $200 billion in total trading volume in 2023. As of July 31, 2024, Bullish Exchange supported over 30 pairs for spot trading and offered more than 20 pairs for perpetual futures trading, servicing eligible clients in over 50 jurisdictions. Our Exchange aims to differentiate itself through reliable liquidity, diverse product selection, capital efficiency enabled by our unified and cross-collateralized margin account structure, access to multiple forms of on-platform credit, competitive fee structures, regulated status and robust third-party software integrations. We utilize our substantial financial resources to supply order book depth in key trading pairs and provide credit to eligible customers. Security and compliance are paramount to our operations. We employ advanced custody solutions to safeguard digital assets and stringent compliance protocols to meet regulatory requirements. Bullish Exchange aims to enable sophisticated institutions, such as funds managers, market makers, proprietary traders and retail brokerages and platforms, to comprehensively manage their digital asset exposures.
CoinDesk Media is our information services business and is one of the world’s most recognized digital asset media and events providers. CoinDesk Media operates Coindesk.com, a leading digital media platform that covers news and insights about digital asset markets, policy and blockchain technology. In the first half of 2024, Coindesk.com attracted over 33 million unique visitors, highlighting its influence and reach within the digital asset community. Collectively, CoinDesk reaches over 11.2 million users each month on average through our main site and various licensing partnerships, both paid and unpaid, during the first half of 2024. CoinDesk Media champions the contributions of digital assets to the evolution of the global financial system by informing and connecting the global investment community. We provide informative content through newsletters, social media, podcasts, live streaming TV and research reports, engaging millions each month.

Our Consensus conference, one of the world’s largest and longest-running digital asset events, attracted over 14,500 registrations in 2024 and serves as a key growth-boosting catalyst for our sponsors. Consensus brings together a diverse array of participants across the digital assets ecosystem, including policymakers, technologists, developers, investors, entrepreneurs, and industry leaders from around the world. This diverse representation underscores the expansive and truly global nature of the event, reflecting the widespread interest in digital assets across multiple sectors and geographies.
CoinDesk Indices complements our information services business by providing data services for global institutions in the digital assets and traditional finance industries. Since 2014, CoinDesk Indices has been a leading provider of comprehensive digital asset indexing solutions, measured by the AUM of underlying products. Our offerings include single-asset reference indices, broad market and sector indices and systematic strategy indices. Notable products include the CoinDesk 20 Index, which measures the performance of approximately 20 selected digital assets representative of the overall market, and the CoinDesk Bitcoin Price Index (XBX), a USD reference rate for Bitcoin’s spot price with the longest track record in the industry that serves as the benchmark for over $20 billion of AUM in investment vehicles. CoinDesk Indices employs industry best practices for providing reliable digital asset pricing data and trusted index solutions.
The Growth of Digital Assets
Over the past decade, digital assets have seen strong growth in user adoption, market capitalization and widespread recognition. As of May 2024, according to CCData, the digital assets market has a market capitalization of over $2.5 trillion, with nearly 10,000 digital asset tokens in circulation. While still nascent compared to traditional equity capital markets, we believe digital assets have established themselves as a mainstream component of the global financial system and adoption continues to accelerate. We believe mainstream adoption of these transformative technologies will drive the growth of digital assets just as it did adoption of the internet, and while we have seen tremendous growth since the inception of the asset class, we are still in the early stages of the technology adoption S-curve.
We believe that the foregoing indicates a promising future for the growth of digital assets, with several additional positive trends recently having emerged, including:
•
Adoption by Traditional Financial Institutions — Major global financial institutions such as BlackRock, Citi, Goldman Sachs, JPMorgan Chase, and Fidelity have begun offering digital asset services and making substantial investments in the sector. As of the first six months of spot Bitcoin ETPs trading, Bitcoin ETPs accumulated over $15 billion in net flows according to CCData. We expect more traditional financial institutions to integrate digital assets into their product offerings.

•
Increasing Regulatory Clarity — Over the past three years, significant legislation applicable to digital asset issuance and trading has been adopted or taken effect in jurisdictions including the SEC’s decisions to allow spot Bitcoin and Ethereum exchange-traded products to list in the US in late 2023 and mid 2024, respectively, the European Union’s Markets in Crypto-Assets Regulation in 2023, Singapore's Cryptocurrency and Digital Token Act introduced in 2024, and Hong Kong’s regulatory framework for virtual asset trading platforms established in 2023. Recent legislative developments in the United States, including the Senate’s vote to repeal SAB 121 and the House’s approval of the FIT 21 Bill (pending Senate approval), demonstrate significant bipartisan support for the digital asset industry and aim to establish a comprehensive regulatory framework for digital assets. We believe continued efforts by regulatory bodies will foster a safer and more robust digital asset ecosystem; we believe Bullish is positioned to benefit from this expansion of regulatory oversight.

•
Technological Advancements Driving Real-World Use Cases — Technological advancements in blockchain and distributed ledger technology have, we believe, enhanced the functionality and security of digital assets, driving increasing real-world application. Today, applications of digital assets include stores of value, payments and remittances, tokenization of real-world assets, decentralized finance (DeFi), and the use of digital assets as collateral to engage in traditional finance transactions. We believe further advances in blockchain technology will enhance the efficiency and scalability of digital assets.

Our Opportunity
We believe digital assets have the potential to revolutionize finance like the internet revolutionized communication and commerce. The unique attributes of digital assets and blockchain networks, such as their digital format, efficiency in transactions, and immutability, as well as the functionality and security they offer, have widespread potential use cases across a variety of end markets. These include digital storage of value, commercial and peer-to-peer payments (including remittances), smart contract-based financial applications, and much more. We believe the advantages digital assets offer over fiat currency in these use cases will lead to further adoption of the technology, ultimately spurring widespread recognition, increases in market capitalization, and increases in the volume of transactions in these assets. Though still in the early adoption stages, we anticipate the digital asset economy will impact individuals and businesses globally over the coming decades. We believe there are decades of growth ahead for digital assets as new applications and use cases for blockchain emerge. The total addressable market (“TAM”) for the asset class could expand significantly and could potentially surpass that of gold in the future with multi-trillion dollar opportunities to be captured as mainstream adoption continues.
We believe Bullish is in a strong position to capitalize on the digital assets sector’s growth. We are a leader in this space that has quickly captured market share since launching in December 2021 and our business has continued to grow and diversify over time, regularly ranking as one of the top ten global spot trading venues for Bitcoin and Ethereum by volume, according to CoinMetrics. As the digital asset ecosystem evolves and as traditional financial market participants increasingly seek digital asset exposure, our products and services can fulfil needs through trading, media, advertising and events, data and analytics, and index products — with new financial and other capabilities in development. We aspire, and are committed, to leading the progression of this market by continually innovating on our offerings and expanding geographically, while operating in a regulated, institutional-grade manner.
What Sets Us Apart
We actively leverage all our unique advantages to distinguish ourselves from competitors:
•
Comprehensive Product Suite for Digital Assets Trading — Bullish provides reliable liquidity, diverse product selection, and capital efficiency enabled by a unified and cross-collateralized margin account structure, enabling customers to manage their digital asset exposures comprehensively. We believe institutions choose Bullish for our best execution trading, deep liquidity, seamless trading experience, and robust infrastructure designed for high performance and security. Our Exchange’s advanced technology and integration with third-party services further enhance operational efficiency and user experience, making it a preferred choice for many professional investors and institutions.

•
Diverse Business Lines With Meaningful Synergy — Our multiple service offerings across Bullish Exchange, CoinDesk Media, and CoinDesk Indices are strategically aligned and complementary, and provide Bullish with a diversified business model that promotes stability by mitigating risks across different revenue streams. This diversity also positions us well to add further complementary capabilities that support our institutional client base and ecosystem.

•
Trusted Platform Built on Strong Regulatory and Customer Relationships — All of our businesses are built on a foundation of trust and transparency earned through our commitment to operating in a compliant manner with required regulatory authorizations, respecting the editorial independence of our award-winning news platform, and providing publicly-available financial disclosures.

•
Leading Technology Capabilities — Since launch, we have strived to build a technology-forward business utilizing modern technological services and architecture. Our platform features advanced technology, including a central limit order book and automated market making, enabling optimal execution and deep liquidity for our customers. We also implement continuous platform upgrades, such as enhanced security protocols, scalable infrastructure, and improved user interfaces, to provide a seamless and efficient trading experience. We believe staying at the forefront of technological innovations to better service our customers and improve our operations is a core strength and critical to our success.

•
Unique Global Distribution Rooted in Institutional Execution — As of July 31, 2024, Bullish served over 1,400 institutional customers from around the world in the digital assets industry, with

CoinDesk.com attracting over 6 million unique monthly viewers during the first half of 2024. This breadth of customer reach allows us to stay at the forefront of developments and opportunities in the digital assets industry while also providing an embedded source of future growth.
•
Strong Financial Profile and Capitalization — We maintain what we believe to be a well-capitalized and highly liquid treasury that can be deployed in support of our businesses in a variety of manners including liquidity and credit provision on the Bullish Exchange, supporting the growth and liquidity of select digital assets, sponsoring investment products powered by CoinDesk Indices, venture capital investments and strategic mergers and acquisitions. As of December 31, 2023, we held $112.9 million of cash and $1.543 billion of digital assets against borrowings of $497 million.

•
Experienced Management Team Fostering Innovative and Driven Culture — Our culture is characterized by our dedication to fulfilling Bullish’s mission through a collaborative and results-driven work environment.

Our Growth Strategy
Bullish’s growth strategy is focused on leveraging the core strengths of Bullish Exchange, CoinDesk Media, and CoinDesk Indices to create a suite of solutions that can unlock our customers’ growth potential. Critical aspects of our growth strategy include:
•
Expanding Our Regulatory License Footprint and Group Services Globally — Bullish Exchange currently operates with a strong regulatory foundation, holding a Distributed Ledger Technology license in Gibraltar and deemed to be licensed by the Securities and Futures Commission (“SFC”) in Hong Kong (although this does not mean our application for a Virtual Asset Trading Platform license has been or will be approved by the SFC). We are actively working to expand Bullish Exchange’s global reach and market access through applications for regulatory authorizations in Europe, the United States, Canada, Hong Kong, and the United Kingdom. Expanding our licensing footprint will allow us to reach large new potential user bases geographically and by customer type in a regulated and compliant manner. Similarly, CoinDesk Indices is exploring regulatory recognition for its index products in Europe to better meet the needs of potential customers in that market. Additionally, CoinDesk Media is expanding its global reach through the addition of Consensus Hong Kong in February 2025 and increased local language distribution of our media services.

•
Continuing New Product Development and Adoption of Existing Products:   Throughout our relatively short operating history, we have worked to innovate in our product development to meet customer needs and improve upon existing technologies in the marketplace. Our strategy creates a flywheel effect, where the introduction of new products drives increased customer activity, which in turn fuels further product innovation and adoption. In addition to increasing customer adoption of existing products, we aim to continue launching new products across our business on a regular basis and believe our ability to quickly bring new products to market and anticipate customers’ needs is key to our growth. As an example, we recently introduced perpetual futures trading in response to customers’ desire for hedging solutions, which has grown to an average daily volume of more than $370 million in less than a year since launch. Additionally, 50% of our active spot trading customers have taken up perpetual futures trading, demonstrating our ability to cross-sell new products into our existing customer base.

•
Continuing Collaboration and Integration across Our Businesses:   We believe an important growth driver for our business will be continued collaboration and integration across our businesses. A key component of our strategy is cross-selling our products and services to our existing customer base. For example, we have successfully cross-sold the CoinDesk20 Index, which is now listed on our Exchange, enabling our institutional customers to trade perpetual futures contracts of the CoinDesk 20 Index (CD20/USDC-PERP). We are working to build a platform that leverages our core strengths to increase adoption of Bullish’s services by existing and new customers using a unified and efficient operating model to maximize our human capital and financial resources. We believe this operating model will promote synergies between our businesses that increase revenues, reduce expenses, and position us well for future mergers and acquisitions.

•
Pursuing Mergers and Acquisitions:   Mergers and Acquisitions have been a core driver of our business expansion. We successfully completed the strategic acquisition of CoinDesk in November 2023,

significantly enhancing our media and information services capabilities. We expect to continue pursuing future acquisition opportunities that complement our existing businesses. These potential acquisitions will be aimed at enhancing our product offerings, expanding our market reach, acquiring human capital, and accelerating our growth trajectory. By leveraging our strong balance sheet, unified operating model and broad distribution capabilities, we can pursue acquisitions that provide immediate value and long-term synergies.
Corporate Information
We are a Cayman Islands exempted company incorporated on October 23, 2020 with our registered office at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our principal executive office is located at 10A Building A, 60 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands, KY1-9005 and our telephone number is +1 345 949 8066. Our websites are www.bullish.com and www.coindesk.com. The information contained on our websites is not incorporated by reference in this prospectus and you should not consider information contained on our websites to be a part of this prospectus.
The following diagram illustrates our current simplified corporate structure for Bullish and its significant subsidiaries (as defined in Rule 1-02 of Regulation S-X of the U.S. Securities Act of 1933, as amended):

*
BMH and its subsidiaries are not significant subsidiaries but have been included in this diagram for information purposes.

Summary of Risk Factors
Our business and owning our Ordinary Shares are subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors.” These risks include, but are not limited to, the following:
•
Given the evolving and increasing regulatory nature and substantial market volatility of the digital assets industry, our operations are subject to material legal, regulatory, operational, reputational, financial, tax, market, credit and other risks.

•
We may not be able to adapt quickly or effectively to changes in the fast-evolving digital assets industry and regulatory environment.

•
As the digital assets ecosystem has grown, it has begun to attract more regulatory attention around the globe. The future regulatory environment is uncertain and may vary by country or even within countries. Failure to appropriately regulate the digital assets ecosystem could stifle innovation, which could adversely impact our ability to offer new products and services or undertake other growth strategies.

•
Our strategy and focus on delivering high-quality, regulated, easy-to-use, and secure digital asset-related financial services through our regulated global exchange, leading information services business, and data products provider under the brands Bullish, CoinDesk, Consensus and CoinDesk Indices may not maximize short-term or medium-term financial results.

•
Our operating results have and will continue to be subject to significant fluctuations due to a variety of factors, including adoption of digital assets, digital asset price volatility and costs to operate our business. We may not be able to achieve, maintain or grow profitability or positive cash flow from operations on a consistent basis, if at all.

•
We have and may incur further indebtedness and other obligations, which could adversely affect our financial position and prevent us from fulfilling our obligations.

•
We are constantly in the process of developing, testing or launching new products or services that may not lead to successful launches or achieve steady adoption in the market.

•
The loss, destruction or mismanagement of private keys required to access any digital assets held in custody for our own account or for our customers may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any digital assets, it could cause regulatory scrutiny, reputational harm, and other losses.

•
Inability to secure, or any loss of, banking or insurance relationships could adversely impact our business, operating results, and financial condition.

•
Any significant disruption in our products and services, in our information technology systems, or in any of the blockchain networks we support, could result in a loss of customers or funds and adversely impact our brand and reputation and business, operating results, and financial condition.

•
A particular digital asset’s status as a “security” or “financial investment” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, and our business, operating results, and financial condition may be adversely affected.

•
We currently rely on third-party service providers for certain aspects of our operations, and any interruptions in services provided by these third parties may impair our ability to support our customers.

•
Cyberattacks and security breaches, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results and financial condition.

•
Our brands and reputation are key assets of our business. Negative perceptions or publicity could adversely affect our business, financial condition, and results of operations.

•
The future development and growth of digital assets is subject to a variety of factors that are difficult to predict and evaluate. If digital assets do not grow as we expect, our business, operating results and financial condition could be adversely affected.

•
We are subject to a multi-jurisdictional legal and regulatory environment, which can be complex and conflicting and our regulatory compliance framework may not be sufficient to mitigate all relevant legal and regulatory compliance risks across the relevant jurisdictions.

•
Our strategic intent to operate as a globally regulated business may expose us to considerable legal and regulatory risks.

•
Our failure to obtain and maintain required regulatory licenses or approvals, or otherwise comply with any laws and regulations, could adversely affect our ability to launch our product or to offer our product to certain segments of customers around the world.

•
The price of our shares may fluctuate significantly, and could, upon listing on the NYSE, decline significantly and rapidly and you could lose all or part of your investment.

•
Risks related to doing business in Hong Kong.

•
Risks related to our status as a foreign private issuer.

Foreign Private Issuer Status
We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:
•
We are not required to provide as many Exchange Act reports or as frequently, as a domestic public company.

•
For interim reporting, we are permitted to comply solely with our home countries requirements, which are less rigorous than the rules that apply to domestic public companies.

•
We are not required to provide the same level of disclosure on certain issues, such as executive compensation.

•
We are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.

•
We are not required to coincide with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act.

•
We are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

THE OFFERING
The following is a brief summary of the terms of this offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Ordinary Shares. For a more complete description of our ordinary shares, see the sections entitled “Description of Share Capital and Articles of Incorporation” and “Risk Factors” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.
Issuer
Bullish.
Securities Offered
      of our Ordinary Shares.
Offering Price Range
We expect the offering price will be between       and      per Ordinary Share.
Option to Purchase Additional Ordinary Shares
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to               additional Ordinary Shares at the initial public offering price, less underwriting discounts and commissions.
Use of Proceeds
We estimate that the net proceeds from this offering will be approximately      , or approximately      if the underwriters exercise their option to purchase additional Ordinary Shares in full. These amounts assume an initial public offering price of per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate and working capital purposes including funding for future acquisitions. See section entitled “Use of Proceeds.”
Lock-Up Agreements
We, our directors and officers and certain of our existing shareholders have agreed, subject to limited exceptions, not to sell or otherwise transfer any of our Ordinary Shares or securities convertible into, exchangeable for, exercisable for or repayable with our Ordinary Shares, for a period of 180 days after the date of this prospectus without the prior written consent of          . See section entitled “Underwriting.”
Ordinary Shares Outstanding Immediately Following the Offering
After giving effect to the offering, we will have      Ordinary Shares outstanding, and       if the underwriters exercise their option to purchase additional Ordinary Shares in full.
Dividend Policy
We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.
Transfer Agent
Risk Factors
Investing in our Ordinary Shares involves a high degree of risk and purchasers of our Ordinary Shares may lose part or all of their investment. See section entitled “Risk Factors” beginning on page 19 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.
Listing
We intend to apply to list our Ordinary Shares on the NYSE under the symbol “[•].” The Ordinary Shares will not be listed on any other stock exchange or traded on any automated quotation system.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following summary consolidated financial and other data should be read in conjunction with, and is qualified in its entirety by reference to, the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.
The summary consolidated financial data presented for the years ended December 31, 2023, 2022, and 2021 and as of December 31, 2023, and 2022 has been derived from our consolidated financial statements and the notes thereto included elsewhere in this prospectus, which have been prepared in accordance with IFRS. The key performance indicators included in this prospectus have not been derived from our consolidated financial statements.
Our acquisition of the CoinDesk businesses was completed on November 17, 2023 and has been accounted as a business combination, and our results of operations include the results of the CoinDesk businesses only from the date of acquisition.
	Year Ended December 31,
	2023	2022	2021
	(in US$ thousands, except per share data)
Digital assets sales	$116,492,159	$72,890,186	$1,321,553
Cost of digital assets derecognized	(116,419,218)	(72,797,297)	(1,321,272)
Other revenues	19,012	5,090	1,523
Change in fair value of digital assets held, net	1,351,832	(4,044,293)	(1,043,758)
Net spread related income and change in fair value of perpetual futures	(654)	—	—
Administrative expenses	(104,211)	(122,755)	(205,687)
Other expenses	(34,465)	(52,889)	(26,508)
Finance expense	(2,983)	(6,094)	(35)
Amortization of convertible redeemable preference shares	—	(116,632)	(126,800)
Income/(loss) before income tax	1,301,472	(4,244,684)	(1,400,984)
Income tax expense	(1,457)	(1,200)	(263)
Net income/(loss)	1,300,015	(4,245,884)	(1,401,247)
Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss and other comprehensive income:
Revaluation of digital assets	—	—	3,825,560
Total comprehensive income/(loss)	1,300,015	(4,245,884)	2,424,313
Net income/(loss) attributable to:
Owners of the Group	1,299,167	(4,245,884)	2,424,313
Non-controlling interests	848	—	—
Net income/(loss)	$1,300,015	$(4,245,884)	$2,424,313
Weighted average number of ordinary shares for the purposes of basic and diluted earnings / (loss) per share
Basic	225,000	225,000	225,000
Diluted	244,369	225,000	225,000
Earnings / (Loss) per share
Basic	5.77	(18.87)	(6.23)
Diluted	5.32	(18.87)	(6.23)

	Year Ended December 31,
	2023	2022
	(in US$ thousands)
Cash and cash equivalents	112,901	1,383,577
Digital assets held – inventories	1,289,346	1,658,274
Digital assets held – financial assets	253,663	28,894
Digital assets held – loan receivable	17,696	83,592
Safeguarding digital assets	117,553	133,012
Customer segregated cash	62	66,084
Other current assets	32,204	24,102
Non-current assets	98,647	28,555
Total assets	1,922,072	3,406,090
Borrowings from shareholders	422,750	—
Convertible redeemable preference shares	47,879	1,282,956
Digital assets loan payable	6,164	—
Payable to customers in AMMI service and spot account – cash	62	66,084
Safeguarding digital asset liabilities	117,553	133,012
Other current liabilities	37,676	30,109
Other non-current liabilities	7,694	11,093
Total liabilities	639,778	1,523,254
Total equity	1,282,294	1,882,836
Key Business Metrics and Non-IFRS Financial Measures
In addition to our financial results, we use as business metrics trading volume, average daily volume and average trading spread to evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions. To evaluate our operating performance, and for internal planning and forecasting purposes, we also use the non-IFRS financial measures of adjusted transaction revenue, adjusted EBITDA and adjusted net income (loss). For additional information regarding these measures, see the section entitled “Management’s Discussion & Analysis of Financial Condition and Results of Operations — Non-IFRS Financial Measures.”
Key Business Metrics
				Change
	Year ended December 31			2023		2022
Trading Volume	2023	2022	2021	$	%	$	%
	(in US$ millions)			(in US$ millions)		(in US$ millions)
Bitcoin	130,247	108,270	1,916	21,977	20%	106,354	5552%
Ethereum	60,655	33,104	508	27,551	83%	32,597	6421%
Others	15,725	3,644	151	12,081	331%	3,493	2312%
Total(1)	206,627	145,018	2,574	61,609	42%	142,444	5533%

				Change
	Year ended December 31			2023		2022
Average Daily Volume	2023	2022	2021	$	%	$	%
	(in US$ millions)			(in US$ millions)		(in US$ millions)
Bitcoin	357	297	5	60	20%	291	5552%
Ethereum	166	91	1	75	83%	89	6421%
Others	43	10	0	33	331%	10	2312%
Total(1)	566	397	7	169	42%	390	5533%
				Change
	Year ended December 31			2023		2022
Average Trading Spread	2023	2022	2021	bps	%	bps	%
	(bps)
Bitcoin	6.7	12.3	6.3	(5.6)	(46)%	5.9	94%
Ethereum	6.0	14.0	6.7	(8.0)	(57)%	7.3	110%
Others	7.7	19.2	18.9	(11.5)	(60)%	0.2	1%
Overall Average Trading Spread	6.5	12.8	7.1	(6.3)	(49)%	5.7	80%

(1)
Figures presented above may not sum precisely due to rounding

Non-IFRS Financial Measures
				Change
	Year ended December 31,			2023		2022
	2023	2022	2021	$	%	$	%
	(in US$ millions)			(in US$ millions)		(in US$ millions)
Adjusted transaction revenue	$136	$186	$2	$(50)	(27)%	$184	9200%
Adjusted EBITDA	$26	$37	$(169)	$(11)	(30)%	206	nm
Adjusted net income/(loss)	$22	$30	$(169)	$(8)	(27)%	199	nm

RISK FACTORS
An investment in our Ordinary Shares involves a high degree of risk. You should carefully read and consider the following risks, along with the other information included in this prospectus. If any of the following risks actually occurs, our business, results of operations, financial condition, and cash flow could be materially impaired. The public price of our Ordinary Shares could decline due to any of these risks, and you could lose all or part of your investment.
Risks Related to Our Business Strategy and Operations
Given the evolving and increasing regulatory nature and substantial market volatility of the digital assets industry, our operations are subject to material legal, regulatory, operational, reputational, financial, tax, market, credit and other risks.
The digital assets industry is both rapidly evolving and becoming increasingly regulated. It is also subject to market volatility due to its relatively nascent status and the complex dynamics of global markets. A combination of these factors contributes to the diverse range of risks we face, which could materially impact our business. Our operations span various products and services, including information services, proprietary data products, trading services and liquidity provision, making us susceptible to a wide array of risks.
CoinDesk Events, including our flagship Consensus conference, play a critical role in our overall business strategy. However, the events business is subject to risks such as fluctuating attendance, sponsorship revenue and logistical challenges. Any disruption in our ability to host successful events could adversely affect our reputation and financial performance. CoinDesk Indices, our data products and analytics business, is essential for providing accurate and reliable benchmarks for digital assets. This business is exposed to risks related to data accuracy, technological infrastructure and market acceptance. Any failure to maintain the integrity and reliability of our indices could undermine customer trust and impact our financial condition. The Bullish Exchange, although quickly gaining traction, still faces significant competition, technological challenges and regulatory scrutiny that could impact its growth and stability.
Our treasury management strategy involves maintaining significant direct exposure to digital assets, primarily BTC and ETH, as well as maintaining sufficient liquidity in fiat currencies to support and grow our businesses and meet regulatory capital requirements in the various jurisdictions in which we operate. If we are unable to successfully build our business while controlling expenses, our ability to continue our business could depend on the ability to raise sufficient additional capital, obtain sufficient financing and monetize assets. Even though we have previously raised debt financing, there can be no guarantee that in the future we will be able to raise funding in sufficient quantity or at acceptable terms to fund the continued development of our business. Additionally, our treasury management strategy involves significant exposure to the volatility and regulatory scrutiny of digital assets. Any adverse changes in the market value of our digital asset holdings or our inability to effectively manage our liquid assets, could negatively impact our liquidity and financial condition. The occurrence of any of the foregoing risks would have an adverse effect on our business, financial condition and results from operations.
Given our integrated operating model, operational risks such as cybersecurity threats, technological failures and human errors could have a cascading effect across our various business units, amplifying the potential impact on our overall business. Additionally, our reliance on a unified and efficient cost base means that financial or operational disruptions in one area could adversely affect our other products and services.
Furthermore, as our business will be subject to legal, regulatory, operational, reputational, tax and other risks in every jurisdiction, including those applicable due to our use of digital asset and blockchain technology, there is no assurance our business will continue to be profitable. We may fail to develop our products and services or produce a return for our investors. See section entitled “Risks Related to the Legal and Regulatory Environment — Our failure to obtain and maintain required regulatory licenses or approvals, or otherwise comply with any laws and regulations, could adversely affect our ability to launch our product or to offer our product to certain segments of customers around the world.”
You should consider our business and prospects in light of the risks and significant challenges we face in an evolving and competitive digital assets industry, including, among other things, with respect to our ability to:
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provide accurate and reliable information services and proprietary data products;

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operate a reliable and quality trading platform for digital assets;

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obtain necessary regulatory approvals in a timely manner;

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build a well-recognized and -respected brand;

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establish and expand our customer base across various businesses;

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implement, maintain and improve our operational efficiency;

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execute our business model and maintain reliable, secure, high-performance and scalable technology infrastructure;

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navigate in a new and rapidly evolving and changing space;

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predict our future revenues and appropriately budget for our expenses;

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attract, retain and motivate talented employees;

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anticipate trends that may emerge and affect our business;

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anticipate and adapt to changing market conditions, including technological developments and changes in the competitive landscape; and

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navigate an evolving and complex global regulatory environment.

If we fail to adequately address any or all of these risks and challenges, such failure could have an adverse effect on our reputation, business, financial condition, results from operations and share price.
We may not be able to adapt quickly or effectively to changes in the fast-evolving digital assets industry and regulatory environment.
The fast-evolving digital assets industry has been characterized by many rapid, significant and disruptive products, services and technologies in recent years. We expect new products, services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that we intend to provide. Larger, more capitalized competitors may be better equipped to adapt more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. Competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. We cannot predict the effects of new products, services and technologies on our proposed business. We believe that our ability to grow our customer base and net revenue will depend heavily on our ability to innovate and create successful new products and services and to keep pace with rapidly changing technology. In particular, developing and incorporating new products and services into our business may require substantial expenditures, take considerable time and ultimately may not be successful. Any new products or services could fail to attract customers, generate revenue, or perform or integrate well with third-party applications and platforms. In addition, we must continue to enhance our technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security, and speed to attract and retain customers. Moreover, our ability to adapt and compete with new products and services may be inhibited by regulatory requirements and general uncertainty in the law, constraints by our banking partners and payment processors, custody providers, third-party intellectual property rights, or other factors. The success of our business also depends on our ability to address and adapt quickly or effectively to changes in the regulatory environment of the digital assets industry.
As a result, we expect to allocate significant effort and resources to develop our various platforms and services to meet the evolving needs of the industry in a cost-efficient manner. Our success will depend on our ability to develop and incorporate new offerings and adapt to technological changes, evolving industry practices and the regulatory environment. If we are unable to do so in a timely or cost-effective manner, our business and ability to successfully compete and attract new customers may be adversely affected. If our offerings or technology solutions do not work as planned, or do not meet or continue to meet the level of quality required, our customers or our regulators, it may make transacting business less efficient, more expensive and potentially prone to errors, thereby reducing the positive effects we seek to make available to our customers through our products and services, which could have an adverse effect on our business, operating results, and financial condition.

As the digital assets ecosystem has grown, it has begun to attract more regulatory attention around the globe. The future regulatory environment is uncertain and may vary by country or even within countries. Failure to appropriately regulate the digital assets ecosystem could stifle innovation, which could adversely impact our ability to offer new products and services or undertake other growth strategies.
From time to time, we may also offer new products and services or undertake other strategic projects. There are substantial risks and uncertainties associated with these efforts and we could invest significant capital and resources into such efforts. The cost and complexity of complying with a global multi-jurisdictional regulatory footprint can be substantial and may impact our financial performance. Regulatory requirements, including changing laws and policies related to digital assets and related-products and/or services across various jurisdictions can affect whether initiatives are able to be brought to market in a manner that is timely and attractive to our customers. Initial timetables for the development and introduction of new products or services and price and profitability targets may not be met. New products or services may need to be initially launched on a limited basis. In addition, our revenues and costs may fluctuate because new products and services generally require startup costs while revenues take time to develop, which could adversely impact our results of operations.
Financial Risks
Our strategy and focus on delivering high-quality, regulated, easy-to-use, and secure digital asset-related financial services through our leading information services business, data products business and regulated global exchange under the brands Bullish, CoinDesk, Consensus and CoinDesk Indices may not maximize short-term or medium-term financial results.
We have taken, and expect to continue to take, actions that we believe to be in the best interests of our existing and potential customers and the long-term interests of our business, even if those actions do not necessarily maximize short-term or medium-term results. These may include expending significant managerial, technical, and legal efforts on complying with laws and regulations that are applicable to products and services and ensuring that products are secure. Our public and regulated status may also limit our ability to expand our product and services offerings or extend such offerings to certain markets and locations, which may result in us missing material opportunities to generate revenue. We also intend to focus on driving long-term engagement with customers through innovation and developing new products and technologies. We may also make acquisitions or investments that may be highly speculative in nature and in some cases, the costs of such acquisitions may be substantial, and there is no assurance that we will receive a favorable return on investment for our acquisitions. These decisions may not be consistent with the short-term and medium-term expectations of our shareholders and may not produce the long-term benefits that are expected, which could have an adverse effect on our business, operating results, and financial condition.
We expect our operating expenses to increase in the foreseeable future and may not be able to achieve profitability or positive cash flow from operations on a consistent basis, if at all.
We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to hire additional employees, expand our sales and marketing efforts, develop additional products and services, incur more network and processing fees, and expand our international business. Moreover, we expect to incur significant legal, accounting, advisory and other expenses, including substantially higher costs to obtain and maintain director and officer liability insurance, as a result of becoming a public company. This may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. Our revenue growth may be slow, or our revenue may decline for a number of other reasons, including reduced demand for our offerings, increased competition, increased cost of regulatory compliance, a decrease in the growth or size of the industry in which we operate, or any failure to capitalize on growth opportunities. Any failure to increase our revenue could prevent us from achieving profitability. We cannot be certain that our business will be able to achieve profitability or achieve positive operating cash flow on a regular basis. Our strategy involves leveraging our strong balance sheet to support our business operations, invest in growth opportunities, and provide liquidity on the Bullish Exchange. However, our balance sheet is primarily intended to support strategic initiatives and provide stability, not to continuously cover operating expenses. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, operating results, and financial condition may suffer.

We have and may incur further indebtedness and other obligations, which could adversely affect our financial position and prevent us from fulfilling our obligations.
We have a substantial amount of indebtedness and other obligations. As of December 31, 2023, we had approximately $500 million in aggregate principal amount of outstanding long-term indebtedness (excluding digital asset borrowings). See section entitled ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt and Convertible Preference Shares”.
Our substantial indebtedness and other obligations may:
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make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on our indebtedness and obligations;

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limit our ability to use our cash flow for working capital, capital expenditures, acquisitions or other general business purposes;

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increase our cost of borrowing;

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require us to use a substantial portion of our cash flow from operations to make debt service payments and pay our other obligations when due;

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limit our flexibility to plan for, or react to, changes in our business and industry;

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place us at a competitive disadvantage compared to our less leveraged competitors; and

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increase our vulnerability to the impact of adverse economic and industry conditions, including changes in interest rates and foreign exchange rates.

In addition, covenants in our existing and any future debt agreements may restrict our operational flexibility.
We may not be able to generate sufficient cash to service our debt and other obligations, including our obligations under the loan from SPV KY Limited.
Our ability to make payments on our indebtedness, including the loan from SPV KY Limited (See section entitled “Certain Relationships and Related Party Transactions”), depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to attain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness and other obligations. We may need to refinance or restructure all or a portion of our debt obligations prior to maturity or sell our digital assets which may be at a loss. Our ability to refinance or restructure our debt and other obligations will depend upon market conditions and our financial condition at such time. Any refinancing or restructuring could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. If our cash flows are insufficient to service our debt and other obligations, we may not be able to refinance or restructure any of these obligations on commercially reasonable terms or at all and any refinancing or restructuring could have a material adverse effect on our business, operating results, or financial condition. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make interest and principal payments on our indebtedness.
If our cash flows are insufficient to fund our debt and other obligations and we are unable to refinance or restructure these obligations, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures, or to sell material assets or operations to meet our debt and other obligations. We may not be able to implement any of these alternative measures on satisfactory terms or at all or that the proceeds from such alternatives would be adequate to meet any debt or other obligations when due. If it becomes necessary to implement any of these alternative measures, our business, operating results, or financial condition could be materially and adversely affected.
Our operating results are subject to significant fluctuations due to the highly volatile nature of the digital asset industry and factors outside of our control.
Our operating results (whether in the aggregate or separately considering the individual components such as revenue items, change in fair value and operating expenses) are dependent on digital assets and the broader digital asset industry. Due to the highly volatile nature of the digital asset industry and the prices of digital assets, our operating results may fluctuate significantly from period to period in accordance with market sentiments and movements in the broader digital asset industry. Our operating results may continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:
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our dependence on digital asset trading activity, including trading volume and the prevailing trading prices for digital assets, whose trading prices and volume can be highly volatile;

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the fluctuation of the value of digital assets due to market volatility or impact from reduced liquidity which may be more acute for some digital assets;

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our ability to attract, maintain, and grow a customer base and engage our future customers, including customers of the Bullish Exchange, advertisers, subscribers, sponsors and event participants;

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our ability to diversify and grow product and service offerings, generate revenue and remain competitive in a rapidly innovating and expanding industry;

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addition and removal of digital assets on our Exchange platform;

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the dominance of certain type of digital assets such as Bitcoin over other types of digital assets;

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pricing for our products and services;

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our exposure and potential for losses on our trading positions, and credit losses related to loans, leveraged trading activity and counterparties generally;

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the continued growth of the digital asset investor community due to factors outside of our control;

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investments we make in the development of products and services as well as technology offered to our partners, international expansion, and sales and marketing;

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our ability to develop and maintain important counterparty and supplier service relationships;

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macroeconomic conditions;

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changes in the legislative or regulatory environment, or actions by governments or regulators, including fines, orders, or consent decrees;

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regulatory changes that impact our ability to offer certain products or services;

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adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs;

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the development and introduction of existing and new products and services by our Company or our competitors;

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increases in operating expenses that we expect to incur in order to grow and expand our operations and to remain competitive;

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system failure or outages, including with respect to our Exchange platform and third-party networks;

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failure of our Exchange infrastructure to respond to network events such as forks or airdrops with respect to supported digital assets;

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breaches of security or privacy;

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inaccessibility of our Exchange platform due to our or third-party actions; and

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our ability to attract and retain talent.

As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. For example, the Bitcoin price (in U.S. dollars) declined by over 60% during 2022 and a number of digital asset exchanges collapsed. In 2023, the digital asset market experienced a partial recovery, but still faced significant volatility and regulatory scrutiny. U.S. media news outlets reported at the time that this sharp decline, the collapse of a number of digital asset exchanges, together with other factors, may have had an effect on public confidence in digital assets and digital asset exchanges. In view of the rapidly evolving nature of our business and the digital asset industry, period-to-period comparisons of our operating results may not be meaningful, and shareholders should not rely upon them as an indication of future performance. Expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future periods may fall below the expectations of securities analysts and investors. As a result, the trading price of our share price may increase or decrease significantly.
Our failure to effectively scale our business, or inability to maintain and improve our systems and processes, could adversely impact our operating results.
We have experienced periods of growth in terms of employee headcount and customer growth, followed by the scaling back of our business in response to changing economic conditions. As our business changes, it becomes increasingly complex. To effectively manage and capitalize on our growth periods, we need to manage headcount, capital and processes efficiently while making investments such as expanding our information technology and financial, operating, and administrative systems and controls. Growth and scaling back initiatives could strain our existing resources, and we could experience ongoing operating difficulties in managing our business as it expands across numerous jurisdictions, including difficulties in hiring, training, managing and retaining a workforce that includes both international and remote employees. If we do not adapt or scale to meet these evolving challenges, we may experience erosion to our brand, the quality of our products and services may suffer, and our company culture may be harmed. Although CoinDesk has a much longer history in information services, events and indices, Bullish Exchange has a relatively shorter operational track record and our failure to effectively integrate and grow these businesses may lead to inefficiencies and adversely impact our operating results. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely, and reliable reports on our financial and operating results, including the financial statements provided herein, and could impact the effectiveness of our internal controls over financial reporting. In addition, our systems and processes may not prevent or detect all errors, omissions, or fraud. Any of the foregoing operational failures could lead to noncompliance with laws, loss of operating licenses or other authorizations, or loss of bank relationships that could substantially impair or even suspend company operations.
Successful implementation of our growth strategy will also require significant expenditures before any substantial associated revenue is generated and we cannot guarantee that these increased investments will result in corresponding and offsetting revenue growth. Although we have successfully operated our business, the current scale and rapid expansion present new challenges. It is difficult to evaluate our current business and future prospects, including our ability to plan for and model future growth. Our operating experience at this scale, combined with the rapidly evolving nature of the digital asset market in which we operate, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual revenue.
Additionally, from time to time, we realign our resources and talent to implement stage-appropriate business strategies, including furloughs, layoffs and reductions in force. For example, in March 2023, in response to rapidly changing economic conditions and in an effort to reduce our operational costs and improve our organizational efficiency, we reduced our workforce. If there are unforeseen expenses associated with such realignments in our business strategies, and we incur unanticipated charges or liabilities, then we may not be able to effectively realize the expected cost savings or other benefits of such actions. Failure to manage any growth or any scaling back of our operations could have an adverse effect on our business, operating results, and financial condition.
If the prices of digital assets and volume of transactions conducted on our Bullish Exchange platform decline, our Exchange business, operating results and financial condition would be adversely affected.
The Bullish Exchange generates a substantial portion of our revenues from transaction fees, perpetual fees and margin fees paid to us by customers in connection with the trading of digital assets. Our operating results are also subject to changes in fair value of digital assets. Decline in the price, trading volume or market liquidity of digital assets may result in lower AMM fees, transaction fees, perpetual fees and margin fees in the future and negative changes in fair value.

The price, trading volume and market liquidity of digital assets across the market is subject to significant uncertainty and volatility, depending on a number of factors, including:
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market conditions for digital assets;

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changes in liquidity, market-making volume and trading activities;

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trading activities on other digital asset platforms worldwide, many of which may be unregulated;

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investment and trading activities of highly active retail and institutional customers, speculators, arbitrageurs, miners and investors;

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the speed and rate at which digital assets are able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;

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decreased customer and investor confidence in digital assets and digital asset platforms;

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negative publicity and events relating to digital assets;

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unpredictable social media coverage or “trending” of digital assets;

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the ability for digital assets to meet customer and investor demands;

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the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;

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impact of digital asset network events such as forks;

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consumer preferences and perceived value of digital assets and digital asset markets;

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increased competition from other payment services or other digital assets that exhibit better speed, security, scalability, or other characteristics;

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regulatory or legislative changes and updates affecting digital assets in the jurisdictions in which we operate;

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the characterization of digital assets and our automated market maker system under the laws of various jurisdictions around the world;

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the maintenance, troubleshooting and development of the blockchain networks underlying digital assets, including by miners, validators and developers worldwide;

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the ability for digital asset networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

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the costs of electricity, environmental restrictions, and regulations can make it uneconomic for miners to operate or maintain blockchain networks;

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ongoing technological viability and security of digital assets and their associated smart contracts, applications and networks, including actual or perceived threats and vulnerabilities against cyberattacks and scalability;

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fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset platforms;

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financial strength of market participants;

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the availability and cost of funding and capital;

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the liquidity of digital asset platforms;

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interruptions in service from or failures of major digital asset platforms;

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availability of an active derivatives market for various digital assets;

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availability of banking, payment and custody services to support projects in connection with digital assets;

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level of interest rates and inflation;

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monetary policies of governments, trade restrictions and fiat currency devaluations; and

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national and international economic and political conditions.

There is no assurance that any supported digital asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of digital assets or the demand for trading digital assets decline, our business, operating results and financial condition would be adversely affected.
Fluctuations in interest rates could negatively impact us.
The level of prevailing interest rates could affect our profitability. Where rates increase, we may have indebtedness at floating interest rates or we would need to refinance maturing indebtedness at higher cost. We could also suffer a decrease in the value of our investments that are interest rate sensitive. There may also be an adverse impact to us due to our financing partners’ solvency that may result. When rates decrease, our margin fees or other sources of income that are interest dependent could correspondingly decline, which negatively impacts our profitability. Changes in interest rates can also affect our customers’ risk appetite and trading volume activity, potentially leading to reduced trading volumes on our Exchange platform. In addition, when interest rates change, investors may choose to shift their asset allocations, which could negatively impact our stock price or the digital asset economy more generally.
We face significant customer concentration risk across the Bullish Exchange, CoinDesk Media and CoinDesk Indices businesses, which could adversely affect our operating results and financial condition.
A relatively small number of institutional market makers, arbitrageurs, and high-transaction volume customers account for a significant amount of the trading volume on our Bullish Exchange platform and our net revenue from the Exchange business. Additionally, in our CoinDesk Media business, a relatively small number of customer account for a significant portion of our total media revenue, and this customer concentration has become more pronounced in recent times, especially with certain major clients’ marketing pushes. Furthermore, in CoinDesk Indices, one customer makes up a significant portion of our indices business revenues. The loss of these key customers from any of our Bullish Exchange, CoinDesk Media and CoinDesk Indices businesses, or a reduction in their trading volume, media spending, or use of our indices, and our inability to replace these customers with others, could have an adverse effect on our business, operating results, and financial condition.
The value of digital assets (including stablecoins) on our balance sheet may fluctuate significantly due to the highly volatile nature of digital asset markets. Similarly, fluctuations in fiat currency exchange rates could also have an adverse effect on the results of our operations.
We hold digital assets on our balance sheet, a portion of which is deployed using AMMI to provide liquidity on our Exchange. Due to the highly volatile nature of digital assets and the prices of digital assets, our financial condition will fluctuate significantly in accordance with movements in the digital asset market. We hold BTC, ETH, other digital assets, specific stablecoins and U.S. dollars.
Stablecoins are not immune to fluctuations in price, market capitalization and liquidity. A range of factors can cause them to de-peg below or above their targeted value. De-pegging can trigger individual investment and trading losses, while also pose systemic market risks related to solvency and liquidity. The ability to redeem stablecoins for fiat currency may be blocked for various reasons such as operational breakdown issues or any other with the stablecoin sponsor or relevant service provider. This may cause harm to our financial condition, results of operations, resources and liquidity. In addition, fluctuations in fiat currency exchange rates could also have an adverse effect on the results of our operations. Revenue generated and expenses incurred from our international operations may be denominated in the currencies of the local countries. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our balance sheet; revenue and operating results reflected in our U.S. dollar-denominated financial statements.
We may not be able to effectively manage our growth, particularly in relation to the scaling of operations while maintaining effective control of operations, processes and technology.
As we grow our business, the scope and complexity of our business may increase dramatically. Consequently, if our business grows at a rapid pace, we may experience difficulties maintaining this growth and building the appropriate processes and controls. Growth may increase the strain on resources, personnel, causing operating difficulties, including difficulties in daily operation, research and development, maintaining internal controls, marketing, designing products and services and meeting customer needs. If we do not adapt to meet these challenges, it could have an adverse effect on our business, financial condition and results of operations.
The nature of our business requires the application of complex financial accounting rules that are uncertain and changes in the rules including interpretation or application could have an adverse impact on our financial condition and operating results.
The accounting rules and regulations we must comply with are complex and subject to interpretation by the IASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles.
There is currently no specific standard within the IFRS framework that provides detailed guidance or requirements for the treatment of digital assets. This creates significant uncertainty in the appropriate accounting for digital assets and related products and transactions which requires us to apply estimates and assumptions in determining the appropriate accounting treatment. Such uncertainties in or changes in regulatory or financial accounting standards could result in the need to change our accounting policies, restate our financial statements or impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, our business, operating result and financial condition and result in a loss of investor confidence, our business, operating results and financial condition.
For example, the accounting treatment of customer digital assets is evolving. On March 31, 2022, the staff of the SEC issued Staff Accounting Bulletin No. 121 (“SAB 121”), which represented a significant change to companies that safeguard customer digital assets by requiring the company report a safeguarding asset and liability on its balance sheet related to such digital assets and required retrospective application as of January 1, 2022. Subsequently on October 31, 2023, a U.S. Government Accountability Office decision concluded that the certain administrative procedures should have applied for the rule to take effect, raising uncertainty as to SAB 121’s status. In May 2024, both the U.S. House of Representatives and the Senate passed a joint resolution to overturn SAB 121, which was subsequently vetoed by President Biden. Our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 incorporate SAB 121’s requirements.
Our Bullish Exchange services pricing are impacted by a number of factors which may not be fully in our control, and ultimately may not be successful in attracting and retaining customers and business partners.
Due to the competition in the industry, our competitors may create pricing pressure and it may be expected that the fees charged by them will decline over time. Our Bullish Exchange services pricing (e.g., our proprietary automated market maker) are impacted by a number of factors which may not be fully developed. If we are unable to effectively manage our Bullish Exchange services pricing and respond to pricing pressure, we may not be successful in attracting and retaining customers and business partners, which could have an adverse effect on our business, financial condition and results of operations.
We are exposed to risks relating to the availability of capital to fund working capital, including regulatory capital requirements, margin requirements and required advances to third-party providers.
We are required to possess sufficient financial soundness and strength to adequately support our operations. We are exposed to risks relating to the availability of capital to fund working capital, including regulatory capital requirements, margin requirements, our ability to deploy capital for our business including lending and required advances to third-party providers. We have incurred and may from time to time incur indebtedness and other obligations which could make it more difficult to meet these capitalization requirements or any other requirements. Insufficient working capital may make us unable to meet financial obligations or liquidity requirements as needed. In addition, we could become subject to new capital requirements introduced or imposed by regulators. Any change or increase in these regulatory requirements could have an adverse effect on our business, operating results and financial condition. For example, we or our regulated subsidiaries may be required to hold sufficient amounts of fiat currency reserves to maintain operations. We may be required to sell our digital assets to raise sufficient reserves, and may adversely impact our ability to deploy capital through AMMI to provide liquidity on our Exchange. In addition, we may incur significant social costs (employer portion of payroll taxes) with respect to our share-based compensation upon and subsequently to listing.

We believe that our capital to our Exchange complies with the regulatory requirements set by the GFSC. However, we may face increased regulatory capital requirements based on changes to our business, or it is possible we may experience errors in fiat currency and digital asset handling, accounting and regulatory reporting that lead us to be out of compliance with these requirements. Additionally, as we look to be regulated in other jurisdictions including Hong Kong, U.S. and Germany, we may face diverse and new capital requirements imposed by different regulatory bodies. Any modifications or an increase in the amount of regulatory capital, or requirements as to the type of regulatory capital that we are required to maintain for our operations could adversely affect our business, operating results and financial condition. If we are unable to maintain the required reserves, we may have to change our business operations, and may be subject to regulatory sanctions, penalties, the revocation of licenses or other adverse regulatory actions as well as negative impact on our business, reputational, and financial condition.
We conduct our business operations through subsidiaries and may in the future rely on dividends from subsidiaries for a substantial amount of our cash flows.
We may in the future depend on dividends, distributions and other payments from our subsidiaries to fund payments on obligations, including any future debt obligations that may be incurred. Regulatory and other legal restrictions may limit the ability to transfer funds to or from certain subsidiaries. Certain subsidiaries may be subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to our Company, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder our ability to access funds that may be needed to make payments on our obligations, including any future debt obligations that may be incurred and otherwise conduct our business by, among other things, reducing liquidity in the form of corporate cash. In addition to negatively affecting our business, a significant decrease in our liquidity could also reduce investor confidence in us.
Our subsidiaries in the Cayman Islands, Gibraltar, and the United States maintain bank accounts and balances with banks in the United States and also maintain balances with local institutions. The Singapore subsidiary has local and US$ currency bank accounts in Singapore for its operational needs as a group service company. The Hong Kong service company subsidiary currently maintains both Hong Kong dollar and US$ dollar denominated accounts in amounts determined to be at least to support its operational needs in Hong Kong as a group service company as well as term deposits to earn interest. Its aggregate balance as of December 31, 2023 was US$21.3 million, including bank balances of HK$1.4 million (equivalent to US$0.2 million). In addition, we expect as a result of the regulatory licenses that we have applied for in Hong Kong, additional funds will need to be held in the local Hong Kong regulated subsidiaries to meet regulatory requirements as well as increased operational needs. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and the remittance of currencies out of mainland China to foreign entities or investors. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange as long as certain procedural requirements related to foreign exchange control are met, although the PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions, while approval from appropriate government authorities is also required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Furthermore, foreign currency loans or capital contributions are subject to statutory limits and must be registered with competent authorities. The Hong Kong government has not issued similar laws or regulations for companies that are incorporated in or conduct businesses in Hong Kong. Other than the above, there is no regulatory oversight by authorities in the PRC or Hong Kong over the flow of funds among us, or our respective subsidiaries, or any distributions or dividends to their investors as of the date of this prospectus.
Although we have no business operations in mainland China, if such control were to extend to Hong Kong, or if by any case we were to become subject to such oversight or discretion in the future, it may restrict the ability of our Hong Kong Subsidiaries to remit currency maintained in Hong Kong to its offshore entities for its offshore entities to pay dividends or make other payments or otherwise to satisfy its foreign-currency-denominated obligations. In such case, SAFE and other relevant PRC governmental authorities may limit the ability of our Hong Kong Subsidiaries to purchase foreign currencies in the future to settle transactions. As the PRC government may continue to strengthen its capital controls, additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions. Any future restrictions on currency exchange that become applicable to our Hong Kong Subsidiaries or such currencies that are maintained in Hong Kong may limit its ability to utilize these currencies maintained in Hong Kong to fund our business activities outside of China, or to pay dividends in foreign currencies.
We may suffer losses due to abrupt and erratic market movements, which can also cause stress to all aspects of our business and operations.
The digital asset market has been characterized by significant volatility and unexpected price movements. Certain digital assets may become more volatile and less liquid in a very short period of time, resulting in market prices being subject to erratic and abrupt market movement, which could harm our business. During times of market volatility, an asset price may move up or down suddenly in a single large movement or over a short period of time. Our products and services may be exposed to unforeseen and unforeseeable operational risks. Our ability to respond to market risk and extreme market conditions is untested. At times of extreme market conditions, certain product features, particularly the automated marketing making services, may not function as expected or at all and may need to be suspended or recalibrated. Stablecoin prices may become unstable and any digital asset that we have staked or similarly deployed may experience longer periods of de-staking than expected. Because of this sudden movement, we may be unable to execute or adjust risk management practices in a timely manner, which could result in potential losses. We may also be unable to recover the losses suffered. Since digital assets are a significant portion of our liquid assets that we hold, this may exacerbate the foregoing impacts. Failure to effectively manage such events can adversely impact our reputation, business operations and financial condition.
Our exposure to credit risk from the Bullish Exchange’s lending and leveraged trading business could result in financial losses and reputational harm.
We extend credit and leverage to customers of our Exchange, which exposes us to risk of our borrowers being unable to repay such loans. In addition, such activity results in us being subject to certain lending laws and regulations in the applicable jurisdiction and as a result we may be subject to additional regulatory scrutiny. In the future we may enter into credit arrangements with lenders to obtain more capital. Any termination or interruption in such lenders’ ability to lend to us could interrupt our ability to provide capital to qualified customers to the extent we rely on such credit lines to continue to offer or to grow such products. Further, our credit approval process, pricing, loss forecasting, and scoring models may contain errors or may not adequately assess creditworthiness of our borrowers, or may be otherwise ineffective, resulting in incorrect approvals or denials of loans. It is also possible that loan applicants could provide false or incorrect information. While we have procedures in place to manage our credit risk, such as conducting due diligence on our customers and running stress test simulations to monitor and manage exposures, including any exposures resulting from loans collateralized with digital assets, we remain subject to risks associated with our borrowers’ creditworthiness and our approval process. Borrower loan loss rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual borrowers. In particular, loss rates on loans may increase due to factors such as prevailing market conditions in the digital asset economy, the price of digital assets, which have experienced significant fluctuations, the amount of liquidity in the markets, and other factors. Borrowers may seek protection under federal bankruptcy law or similar laws. If a borrower of a loan files for bankruptcy (or becomes the subject of an involuntary petition), a stay may go into effect that will automatically put any pending collection actions on the loan on hold and prevent further collection action absent bankruptcy court approval. The efficacy of any security interest we may have obtained over customer collateral is not guaranteed under applicable law or the Uniform Commercial Code and therefore we may be exposed to loss in the event of a customer default, even if we appear to be secured against such default. While we have not incurred any material losses to date, if any of the foregoing events were to occur, our reputation and relationships with borrowers, and our financial results, could be harmed. We intend to continue to explore other products, models, and structures for offering commercial financing, and other forms of credit and loan products. Some of those models or structures may require, or be deemed to require, additional data, procedures, partnerships, licenses, regulatory approvals, or capabilities that we have not yet obtained or developed.

Our revenues generated from providing liquidity on the Bullish Exchange through our AMMI order type are significantly affected by volatility, the price of the asset for which we are providing liquidity and other characteristics of the markets in which we operate and the order flow with which we interact, and therefore are subject to factors beyond our control, which may result in trading losses.
Our revenues and profitability depend in part on the level of global digital asset trading activity, which is directly affected by factors beyond our control, including economic and political conditions, regulatory changes, emergencies and pandemics, broad trends in business and finance. Price weaknesses in the digital assets for which we provide liquidity have historically resulted in reduced trading volumes and revenues for us. Lower levels of volatility generally have the same directional impact price. Lack of sufficiently diversified market participants interacting with our liquidity could also result in reduced revenues. Use of the AMMI order type to provide liquidity may also result in our buying assets at prices higher than their future market value and selling assets lower than their future market value and we may not be able to offset such trading losses through sufficiently large and diversified trading flows interacting with our liquidity or cost effective hedging solutions.
Inability to secure, or any loss of, banking or insurance relationships could adversely impact our business, operating results, and financial condition.
Our ability to operate our business including our ability to offer our customers fiat rails for digital asset trading is dependent on our ability to secure banking partners and having bank accounts to support our operating needs. Banks and payment service providers across many jurisdictions view us and the digital asset industry as higher risk and as a result, we face difficulty in securing and maintaining banking relationships. We also face various constraints on the types of banking partners we can work with including regulatory requirements that limit choice of banking partners to those with specific licenses or those that can support our product and operating requirements for currency offerings or settlement networks. These factors limit the number of banking partners available to us.
Any inability to secure banking partners, or loss of these banking partners for any reason, whether due to change in their risk appetite to us, or because of bank resolution or failure may result in disruption including delays in or unavailability of services or our ability to operate which may adversely impact our business, operating results, and financial condition. For example, the closures of Silvergate Capital Corp. and Signature Bank and the cessation of their real-time fiat currency payment networks in March 2023 meant that we lost our ability to offer fiat rails and fiat trading pairs to our customers.
We also rely on insurance carriers’ to provide the insurance coverage and surety bonds as required for compliance with certain of our licenses under applicable laws. Our ability to maintain crime and specie insurance, as well as surety bonds, is subject to the insurance carriers’ continued appetite to underwrite the risks and our failure to obtain and maintain appropriate insurance coverage could adversely impact our business, reputation and result in regulatory scrutiny.
We rely on external financial and tax advisors to provide us with accurate advice, which may be wrong or inaccurate. We may not be able to onboard external financial or tax advisors with the right skill sets and experience in the blockchain technology and digital assets industry and may not be able to maintain the services of external auditors.
Due to the complexity and novelty of the law, regulations and accounting standards relevant to blockchain technology and digital assets industry, we have to from time to time rely on external financial and tax advisors to provide us with accurate advice. However, as the industry is relatively new, the interpretation of the applicable laws, regulations and accounting standards by our external advisors may be different from that of government authorities. The advice from external advisors may be wrong or inaccurate.
As there is a limited pool of suitably qualified financial and tax advisors with sufficient expertise in digital assets and blockchain technology, we may not be able to onboard external advisors with the right skill sets and experience. We may incur increased costs in obtaining external financial and tax advice from advisors with the appropriate level of quality and expertise.

Any inability to maintain a relationship with a qualified independent registered public accounting firm would have an adverse effect on us.
We have retained Deloitte and Touche LLP as our independent registered public accounting firm. If we are unable to maintain the relationship for any reason, we may experience difficulties in obtaining the services of another independent registered public accounting firm as they may be unwilling to onboard our Company due to the perceived risks associated with the digital asset industry, our lack of operating history and our inability to maintain an existing relationship with our auditors. In this case, we may not be able to obtain the required audit reports. In addition, if we are unable to obtain a local auditor as required for regulatory purposes, we may not be able to obtain or maintain the required regulatory licenses to operate our business.
If we are unable to secure quality services from suitably qualified and independent registered public accounting firm or to obtain the required audit reports, we may be exposed to increased legal, regulatory and financial risks. Further, we may not be able to maintain our listing status and our ability to conduct capital raising in the future can also be adversely impacted.
If our estimates or judgment relating to our critical accounting estimates prove to be incorrect, our operating results could be adversely affected
We are required to make estimates and assumptions in the preparation of our financial statements that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates”.
These estimates and assumptions form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources including but not limited to valuation of goodwill from business combinations, share-based compensation expense, and evaluation of legal and other contingencies. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions.
Any strategic investments that we make or enter into could require significant management attention, disrupting the business and harming our financial condition.
We may merge, acquire or form partnerships or joint ventures with other companies to add specialized employees, products, services, licenses, or technologies. We may not be able to find other suitable acquisition and investment candidates, and we may not be able to complete acquisitions or make investments on favorable terms, if at all. In some cases, the costs of such acquisitions may be substantial, and there is no assurance that we will receive a favorable return on investment for our acquisitions. We may in the future be required to write off acquisitions or investments. Moreover, our future acquisitions may not achieve our goals, and any future acquisitions we complete could be viewed negatively by customers, developers, advertisers, or investors. In addition, if we fail to successfully close or integrate any acquisitions, or integrate the products or technologies associated with such acquisitions into us, our net revenue and operating results could be adversely affected. Our ability to acquire and integrate companies, products, services, licenses, or technologies in a successful manner is unproven. Any integration process may require significant time and resources, and we may not be able to manage the process successfully, including successfully securing regulatory approvals which may be required to close the transaction and/or to continue to operate the target’s business or products in a manner that is useful to us. We may not successfully evaluate or utilize the acquired products, services, technology, or personnel or accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, any of which could adversely affect our financial results. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Risks Related to the Growth of Our Products and Services
We are constantly in the process of developing, testing or launching new products or services that may not lead to successful launches or achieve steady adoption in the market.
We are in the process of developing, testing, and preparing for the launch of new products and services. Our exploration of these opportunities is currently within an active stage of the product development life cycle. However, it is not entirely certain yet whether all technical requirements for these products and services can be fulfilled, or the extent to which these products and services will be demanded in the market.
As we invest substantial resources into various areas of our business, there is no guarantee of successful launch or steady adoption of these new developments. Additionally, the legal and regulatory frameworks applicable to such products and services may be complex and subject to change. We may need to spend a significant amount of time and resources to secure the necessary licenses or approvals to launch and operate these new products and services. We cannot assure that we will be successful in obtaining them.
We may also navigate risks of potential non-compliance with relevant laws concerning these new products and services, which could consequently lead to legal liability. This could involve legal proceedings, investigations, and potentially result in fines, penalties, and other sanctions. These challenges could materially affect our business, its financial condition, as well as our operations and reputation.
Our brands and reputation are key assets of our Company. Negative perceptions or publicity could adversely affect our business, financial condition, and results of operations.
We believe the Bullish, CoinDesk Media, Consensus and CoinDesk Indices brands are powerful and trusted names within the digital asset industry known for reliable financial services, high-quality, independent journalism, industry-leading conferences and comprehensive market indices. Collectively, they are key elements of our business. Our brands might be damaged by incidents that erode consumer trust, such as negative publicity, a perception that our journalism or financial services are unreliable, or a decline in the perceived value of independent journalism or trust in financial institutions. This may be exacerbated by changing political and cultural environments or active campaigns by political and commercial actors.
We may introduce new products or services that are not well-received and that may negatively affect our brands. Our brands and reputation could also be adversely impacted by negative claims or publicity regarding Bullish or our operations, products, employees, practices (including social, data privacy, and environmental practices), or business affiliates (including advertisers and partners), as well as our potential inability to adequately respond to such negative claims or publicity, even if untrue. Additionally, our brands and reputation could be damaged if we fail to provide adequate customer service or by failures of third-party vendors we rely on.
For the Bullish Exchange, the security and reliability of our financial services are paramount. Any incidents such as cybersecurity breaches, loss of digital assets, or failure to comply with regulatory standards could significantly harm our reputation. For CoinDesk Media, maintaining the integrity and independence of our journalism is crucial. Any perception that our journalism is biased or influenced by external factors could erode trust in our content. Consensus, as a leading conference and events brand, relies heavily on its reputation for delivering high-quality, insightful, and industry-leading events. Any failure to meet attendee expectations, logistical issues, or negative publicity could adversely affect the brand. CoinDesk Indices provide trusted benchmarks in the digital asset market. Any errors, miscalculations, or perceived biases in our indices could damage our reputation and the trust that market participants place in our data.
We invest significantly in defining and enhancing our brands, but these investments may not always be successful. To the extent our brands and reputation are damaged, our ability to attract and retain readers, subscribers, advertisers, investors, and employees focused on digital assets could be adversely affected. Further, we may in the future, be the target of social media campaigns criticizing actual or perceived actions or inactions that are disfavored by our customers, employees, or society at-large, which campaigns could materially impact our customers’ decisions to engage with our products and services. More broadly, because the digital asset and blockchain technology sectors are relatively nascent, public opinion is underdeveloped and will continue to evolve over time. For example, there has been focus on the environmental, social and governance considerations regarding the use of electricity and other resources for digital asset mining operations. Public debate regarding the regulation of all facets of the digital asset sector will continue to take shape as regulators and lawmakers make their positions known. Moreover, in 2022, each of Celsius Networks, Voyager Digital, Three Arrows Capital and FTX declared bankruptcy. In particular, in November 2022, FTX — which was at the time one of the world’s largest and most popular digital asset trading platforms — became insolvent, and it was revealed that the platform had been misusing customer assets, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. Unfavorable media coverage in relation to the digital asset industry, including the societal impact of digital assets and the infrastructure that supports them and/or the viability of any particular digital asset, digital asset trading platform, or firm engaged in digital asset-related businesses, could have a cascading impact on digital assets as an investable asset class, or even the digital asset ecosystem at large, and adversely impact our business, our operating results and the value of any investment in us. This, in turn, could have an adverse impact on our business, revenues, and operating results.
Furthermore, the interconnected nature of our business means that negative events affecting one part of our business could have a ripple effect on the other. For example, a security breach involving our Exchange could undermine trust in CoinDesk Media’s coverage of the digital asset industry, and vice versa. This interconnectedness raises the stakes for maintaining the integrity and reliability of all our brands.
Our brands and reputation are vital assets, and any negative perceptions or publicity could significantly harm our business, financial condition, and results of operations.
We are dependent on the use of third-party software and data, and any reduction in third-party product quality or any failure by us to comply with our licensing requirements could have a material adverse effect on our business, financial condition or results of operations.
We rely on third-party software and data in connection with our product development and offerings. We depend on the ability of third-party software and data providers to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis, and respond to emerging industry standards and other technological changes. The third-party software and data we use may become obsolete or incompatible with future versions of our products. We also monitor our use of third-party software and data to comply with applicable license requirements. Despite our efforts, there can be no assurance that such third parties may not challenge our use, resulting in our loss of rights or costly legal actions. Our business could be materially adversely affected if we are unable to timely or effectively replace the functionality provided by software or data that becomes unavailable or fails to operate effectively for any reason. In addition, our operating costs could increase if license fees for third-party software or data increase or the efforts to incorporate enhancements to third-party or other software or data are substantial. Some of these third-party suppliers also are our competitors, increasing the risks noted above.
If our products fail to perform properly due to undetected errors or similar problems, it could have a material adverse effect on our business, financial condition or results of operation.
Products we develop or license may contain undetected errors or defects despite testing. Such errors can exist at any point in a product’s life cycle, but are frequently found after introduction of new products or enhancements to existing products. We continually introduce new products and new versions of our products. Despite internal testing and testing by current and potential clients, our current and future products may contain serious defects or malfunctions. If we detect any errors before we release a product, we might have to delay the product release for an extended period of time while we address the problem. We might not discover errors that affect our new or current products or enhancements until after they are deployed, and we may need to provide enhancements to correct such errors. Errors may occur in our products that could have a material adverse effect on our business and could result in harm to our reputation, lost sales, delays in product releases, third-party claims, contractual disputes, negative publicity, delays in or loss of market acceptance of our products, license terminations or renegotiations, or unexpected expenses and diversion of resources to remedy errors.
Furthermore, our clients may use our products together with their own software, data or products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our products do not cause these problems, the existence of these errors might cause us to incur significant costs, divert the attention of our technical personnel from our product development efforts, impact our reputation, cause significant client relations problems or result in legal claims against us.
Catastrophic events could lead to interruptions in our operations, which may materially adversely affect our business, financial condition or results of operations.
Our operations depend on our ability to protect our equipment and the information stored in our databases against fires, earthquakes and other natural disasters, as well as power losses, computer and telecommunications failures, technological breakdowns, unauthorized intrusions, terrorist attacks on sites where we or our clients are located, and other catastrophic events. We also depend on accessible office facilities for our employees in order for our operations to function appropriately. There is no assurance that the business continuity measures we have taken to reduce the risk of interruption in our operations caused by these events will be sufficient.
Such events could have a material adverse effect on our business, financial condition or results of operations. For example, during the COVID-19 pandemic, many of our clients were focusing on crisis management and business continuity rather than investing in additional products. In addition, the delivery of some of the data we receive from suppliers was delayed due to disruptions in their operations. Travel restrictions and lockdowns impaired our ability to conduct sales visits and other meetings at client sites. During the periods of market volatility and temporary closures, some of the data updates supporting our products were interrupted. These types of interruptions could affect our ability to sell and deliver products and could have a material adverse effect on our business, financial condition, or results of operations.
Although we currently estimate that the total cost of developing and implementing our business continuity measures will not have a material impact on our business, financial condition or results of operations, we cannot provide any assurance that our estimates regarding the timing and cost of implementing these measures will be accurate.
We may face risks associated with interruptions to our business, which our insurance may not fully cover.
We face significant risks related to interruptions to our business, which may not be fully covered by our insurance policies. To mitigate these risks, we maintain a range of insurance policies across the Bullish Group, tailored to the specific needs of our various businesses. These include commercial crime, professional indemnity, directors and officers liability, property and product liability, media liability, business interruption and event-specific general liability insurance for our Consensus conferences. However, these insurance policies may not cover all potential risks associated with our diverse operations. The coverage provided may be insufficient to offset the financial impact of losses, lost sales, or increased costs that could arise from business interruptions.
Trading Services and Liquidity Provision
If the Bullish Exchange is unable or slow to support more types of digital assets, our business, operating results and financial condition may be more severely impacted relative to a more mature exchange with diverse types of supported digital assets.
Our Exchange has significantly expanded its range of supported digital assets since launch. While we continue to grow and diversify our digital asset offerings, our selection is currently more focused compared to some of the more mature exchanges. The limitation of supported digital assets may constrain our ability to attract more customers. In order to support any additional types of digital assets, a variety of front- and back-end technical and development work is required to integrate such supported digital assets with our existing technical infrastructure. For certain digital assets, a significant amount of development work is required and there is no guarantee that we will be able to integrate successfully with any existing or future digital asset. We may also be slow or unable to support additional digital assets due to limitations imposed by laws and regulations relevant to our business and/or our third-party service providers, including custody services.
If we are required to suspend or remove one or more supported digital assets from our platform for any reason, such suspension or removal of one or more digital assets would have a significantly larger impact on our overall business operations and financial condition compared to a platform with a broader range of supported digital assets. If for any reason we are unable or slow to support more assets, our business and operations may be more severely impacted relative to a more mature exchange with a more diverse digital asset offering. We may be required to suspend or remove, either entirely or in respect of a specific jurisdiction, a digital asset supported on our Exchange for a variety of reasons, including compliance with new legal and regulatory requirements in respect of offering the digital asset in the relevant jurisdiction(s), compliance with our policies and procedures and/or reputational risks associated with the asset (e.g., as a consequence of forks, changes in governance or features of a digital asset). A digital asset may also be suspended or removed where for business or technical reasons support for the relevant blockchain or token concerned is no longer going to be offered by us, or due to the restrictions or limitations imposed by our third-party service providers.
Compared to a more mature business with a diverse asset offering, our business may be more adversely affected if the markets for supported digital assets and stablecoins deteriorate or if their prices decline, including as a result of the following factors:
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the reduction in mining rewards of Bitcoin, including block reward halving events, which are events that occur after a specific period of time which reduces the block reward earned by miners;

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disruptions, hacks, splits in the underlying network also known as “forks”, attacks by malicious actors who control a significant portion of the networks’ hash rate such as double spend or 51% attacks, or other similar incidents affecting the corresponding blockchain networks for the supported digital assets;

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hard “forks” resulting in the creation of and divergence into multiple separate networks;

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informal or formal governance led by core developers of the corresponding blockchain networks for the supported digital assets that lead to revisions to the underlying source code or inactions that prevent network scaling and which evolve over time largely based on self-determined participation, which may result in new changes or updates that affect their speed, security, usability, or value;

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the ability of the corresponding blockchain networks for the supported digital assets to resolve significant scaling challenges and increase the volume and speed of transactions;

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the ability to attract and retain developers and customers to use the supported digital assets for payment, store of value, unit of accounting, and other intended uses;

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the costs associated with the electricity required to secure and maintain blockchain networks and transaction congestion and fees associated with processing transactions on the corresponding blockchain networks for the supported digital assets;

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the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of Satoshi’s Bitcoins. This may adversely affect the market for Bitcoin or its price because it could be perceived as significantly increasing the circulating supply of Bitcoin. Bitcoin is one of the few digital assets currently supported on our Exchange and the trading volume of Bitcoin on our Exchange has been significant since the launch of our Exchange in 2021.

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negative news and perception of the supported digital assets, including their perceived environmental impact;

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developments in mathematics, technology, including in digital computing, algebraic geometry, and quantum computing, that could result in the cryptography being used by the corresponding blockchain networks for the supported digital assets becoming insecure or ineffective;

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material legal proceedings, laws and regulations affecting the supported digital assets and/or their corresponding blockchain networks or access to these networks and/or material governmental investigations in relation to serious wrongdoing;

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undiscovered or unknown security flaws in blockchain, cryptography or underlying hardware and software supporting the supported digital assets; or

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any other factors that adversely impact the demand of the digital assets supported on our Exchange.

The Bullish Exchange products and services may be subject to bugs, technical defects and errors as well as service-level disruptions, which can increase as we scale our services to a larger customer base.
Our product and services offered on our Exchange may be subject to bugs, technical defects and errors, including errors in system algorithms, underlying smart-contracts, technical systems or system to blockchain data interfaces, which can potentially arise from unauthorized change or inadequate change control. Through the efforts to remediate such issues, we may be required to implement technical solutions that give rise to additional operational risks. This could include the need to develop automated trading features that may lead to accusations of market abuse and other legal and regulatory violations, which may result in enforcement actions and increased legal liability for our Company. Such errors or defects may delay or threaten the anticipated launch, and/or lead to service-level disruptions, which can increase as we scale our services to a larger user base. Service-level disruptions can lead to poor user experience and may result in trading losses for both our Company and our customers, which can further result in loss of consumer confidence in our products and services, loss of customers and/or allegations and claims against our Company and regulatory investigations and/or enforcement actions, which can adversely impact our brand and reputation as well as our business, operating results, financial condition and share price.
As new product features or additional supported assets become available on the Bullish Exchange, the various system components and supporting function systems may not integrate properly and the new product features may not be sufficient to meet the needs of our customers.
The various system components of our Exchange platform and the supporting function systems may not integrate properly or function as expected, resulting in technical errors and/or service-level disruptions. Certain technical features may also not be available. Such technical limitations may limit our ability to effectively respond to industry and regulatory changes, market demands or customer needs. The product development process may fail to perform as expected. Key milestones to ensure on-time delivery of products may not be met, and opportunities may be missed from trying to deliver the perfect product.
As new product features or additional supported assets become available, the liquidity provided via Automated Market Making Instructions on our Exchange platform may not be sufficient to meet the needs of our customers. There is also no guarantee that we will be able to contribute to all, or any, Automated Market Making Instructions at all times. The Automated Market Making Instructions may be unable to provide liquidity in the amount and/or at the price that is satisfactory to meet the needs of our customers. The failure or inefficiency of our Automated Market Maker to provide satisfactory liquidity may result in trading volume decrease and loss of customers, which may negatively impact our business operation. Our ability to attract and retain traditional market makers may be hindered due to their potential reluctance to utilize our Automated Market Making Instructions. As market makers play a crucial role in providing liquidity and maintaining tight spreads, any aversion from this key participant group could adversely impact the depth and competitiveness of the order book on our Exchange platform. Insufficient liquidity, coupled with wider bid-ask spreads, could undermine the platform’s value proposition and deter prospective customers.
We may not be able to adapt or respond to new products or services on our Exchange or support new digital assets on our Exchange due to technical, legal, regulatory and/or resource constraints.
From time to time, we intend to offer new products and services on the Bullish Exchange as well as expand the range of digital assets supported. There are substantial risks and uncertainties associated with these efforts, and we could invest significant capital and resources into such efforts. Regulatory requirements can affect whether initiatives are able to be brought to market in a manner that is timely and attractive to our customers. Initial timetables for the development and introduction of new products or services and price and profitability targets may not be met. New products or services may need to be initially launched on a limited basis prior to their full launch. In addition, our revenues and costs may fluctuate because new products and services generally require startup costs while revenues take time to develop, which may adversely impact our results of operations. We may not be able to adapt or respond to new products or services or support new digital assets due to technical, legal, regulatory, resource constraints or other unforeseen factors and events.
Our failure to safeguard and adequately custody our customers’ assets could adversely impact our business, operating results and financial condition.
As the operator of the Bullish Exchange, Bullish (GI) Limited currently holds customer assets on behalf of our customers, except with respect to Hong Kong customers. In Hong Kong, customer assets are held by Bullish HK Custody Limited, a Hong Kong incorporated company. In the future, we may need to safeguard and custody our customers’ assets in other jurisdictions as our business expands and regulatory requirements evolve.

The Bullish Exchange is designed to provide our customers with a seamless, end-to-end cryptographically secure custody service to keep their digital assets safe. While robust controls are implemented, no assurance can be given that our custody services will be fully secure and protected against incidents leading to asset losses across all jurisdictions. Customer digital assets, in trading accounts on our Exchange, are kept in a mixture of wallet solutions with the majority of digital assets held in offline cold storage and each transaction is recorded on a private blockchain. The custody solution consists of a minimum of three types of wallet implementations each with clearly segregated functions and restrictions, including appropriate limits and monitoring controls. We manage and control the wallets consistent with customers’ instructions and as the custodian of customers’ assets. Business continuity and disaster recovery protocols are also being developed to enable us to respond appropriately to potential custody related incidents that could lead to a loss of customer assets. While our custody services will take steps to ensure that the custody services are secure and protected against custody related incidents, no assurance can be given that the custody services are or will be fully secure and protected.
Supported digital assets are not insured or guaranteed by any government or government agency. For customer assets held in custody, assets are held on trust for such customers. Outside of our internal custody operations, we have entered into partnerships with third-parties, where we or our partners receive and hold assets for the benefit of our customers. We and our partners’ abilities to manage and accurately safeguard these customer assets requires a high level of internal controls. As our business continues to grow and expand our product and service offerings, we must continue to strengthen our associated internal controls and ensure that our partners do the same. Our success and the success of our offerings require significant public confidence in our and our partners’ ability to properly manage customers’ balances and handle large and growing transaction volumes and amounts of customer assets. In addition, we are dependent on our partners’ operations, liquidity, and financial condition for the proper maintenance, use, and safekeeping of these customer assets. Any failure by Bullish or our partners to maintain the necessary controls or to manage customer digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of our and our partners’ products, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition.
The operation of our Exchange will involve the need to deposit, transfer, and take custody of customer cash and digital assets. In each instance, we are required to safeguard customers’ assets using institutional level security standards applicable to our hot and cold wallet and storage systems. Our security technology is designed to prevent, detect, and mitigate inappropriate access to our systems, by internal or external threats. We intend to maintain administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards. However, it is nevertheless possible that hackers, employees or service providers acting contrary to our policies or agreements, or others, could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our business partners, agents, or service providers, and improperly access, obtain, and/or misuse customer digital assets and funds. The methods used to obtain unauthorized access to, disable, degrade service or sabotage services or systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Our insurance coverage for such risks is limited and may not cover the full extent or nature of our liability, which may exceed the value of our assets. Our ability to maintain insurance is also subject to the insurance carriers’ ongoing underwriting criteria.
Our Exchange uses third-party custodians and wallet infrastructure providers, such as BitGo and Fireblocks and Coinbase Custody, for cold storage services and hot and warm wallets that are jointly managed by the operations of our Exchange and our third-party custody providers. These providers provide insurance policies that offer varying levels of coverage. However, these insurance policies come with certain limitations and shared risks that could impact the full indemnification of any losses. Custodians like BitGo hold insurance policies that cover digital assets up to specific limits, such as US$250 million per cold wallet. As this insurance coverage is shared among multiple customers on a first-loss basis, the full value of any loss may not be indemnified if a loss event impacts multiple customers simultaneously. For hot and warm wallet solutions, custodians like BitGo and Fireblocks agree to maintain technology, network security, and privacy liability insurance. This typically includes coverage for technology errors, losses, and omissions, with minimum coverage levels. Any loss of customer cash or digital assets could result in a subsequent lapse in insurance coverage, which could cause a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory investigations, inquiries, or actions. Additionally, transactions undertaken through our websites or other electronic channels may create or be exposed to risks of fraud, hacking, unauthorized access or acquisition, or other deceptive practices.
There is a risk of loss of customers’ assets arising from the use of omnibus accounts or back-end infrastructure and/or related services provided or maintained by sub-custodians and third-party service providers. We seek to protect customers by carefully selecting our sub-custodians and third-party service providers and by requiring them to adhere to a contractual standard of care and to implement extensive policies and procedures, including (without limitation) information security obligations, that are intended to reduce the risk of loss of assets, but there can ultimately be no assurance that such measures will be successful to avoid loss. For example, in the event of the insolvency, failure, default, breach, hacking, loss, business disruption, fraud, theft, error, negligence, or accident of, by or in connection with a sub-custodian or third-party service provider contracted by us to maintain and operate an omnibus account for digital assets, to provide the back-end infrastructure that we use to hold customers’ digital assets in an omnibus account, and/or related services, as applicable, we as custodian and bare trustee on customers’ behalf may only have an unsecured claim against the sub custodian or third-party service provider in connection with the digital assets. A bare trustee under Gibraltar law is one that, under the terms of the relevant trust, has no discretion over the trust assets and no active duties such as to insure or to invest the trust assets. A bare trustee may be considered similar to a nominee, custodian or equivalent. In the context of customers’ assets, our Exchange’s terms of service provide that Bullish (GI) Limited holds the assets as bare trustee and is not legally the beneficial owner of the assets; however, this conclusion remains subject to risks and uncertainties. See section entitled “— Our Exchange customers’ assets may be at risk of loss in the event of the insolvency or bankruptcy of Bullish (GI) Limited or any other entity that may operate our Exchange in the future.” While we intend to use commercially reasonable efforts, as determined by us, to seek on customers’ behalf to recover the amounts due, there is no assurance such efforts by us will be successful, or that any recovery will be obtained promptly or in full, and customers may be exposed to the resulting risk of loss of assets. Pursuant to our Exchange’s terms of service (but subject to any limitations under applicable laws), we are not liable or responsible for any losses customers may suffer that are caused directly or indirectly by our holding of customers’ digital assets with a sub custodian or third-party service provider or the use of infrastructure or related services provided by a sub custodian or third-party service provider. Bullish (GI) Limited holds all customers’ assets (including our assets deployed to our Exchange for liquidity and credit provisioning) in omnibus accounts and wallets that are segregated from Bullish (GI) Limited’s own assets. Based on our understanding of relevant Gibraltar laws and regulations, we believe that in the event of an insolvency of Bullish (GI) Limited, Gibraltar law would recognize assets in trading accounts as the property of the applicable customers and not of Bullish (GI) Limited and accordingly such assets would not be available to satisfy Bullish (GI) Limited’s general creditor claims; however, this conclusion remains subject to risks and uncertainties. Based on our understanding of relevant Hong Kong laws and regulations, we believe that with respect to assets held with Bullish HK Custody Limited, in the event of an insolvency of Bullish HK Custody Limited or the legal entity providing exchange services in Hong Kong, Hong Kong law would recognise customer assets held on trust by Bullish HK Custody Limited to be the property of the applicable customers and not of Bullish HK Custody Limited or the legal entity providing Bullish Exchange services in Hong Kong. Accordingly, such assets would not be available to satisfy general creditor claims against Bullish HK Custody Limited or the legal entity providing exchange services in Hong Kong. See section entitled “— Our Exchange customers’ assets may be at risk of loss in the event of the insolvency or bankruptcy of any entity operating our Exchange business.”
Certain supported digital assets enable holders to earn rewards by participating in decentralized governance, bookkeeping and transaction confirmation activities on their underlying blockchain networks, such as through staking, delegating, and voting the digital assets. Our Exchange does not currently offer customers staking services of the type referred to here or any other types. Our Exchange may in the future decide to offer or engage in such services for certain supported digital assets in order to earn additional yield based on digital assets that are held on behalf of customers. Some networks require customer assets to be transferred into smart contracts on the underlying blockchain networks not under our or anyone’s control. If the validator, any third-party service providers, or smart contracts fail to behave as expected, suffer cybersecurity attacks, experience security issues, or encounter other problems, our customers’ assets may be irretrievably lost.
Any security incident resulting in a compromise of customer assets could result in substantial costs to us and/or require us to notify impacted individuals, and in some cases regulators, of the possible or actual incident, expose us to regulatory enquiries, investigations and/or enforcement actions, potentially leading to substantial legal costs, regulatory fines, public reprimands and/or disciplinary actions; limit our ability to provide services, cause user discontinuation or reduction of use of services, cause the loss of customers or reduction in the use of our products and services, and further subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, operating results, financial condition, cash flows and share price.
Bullish Exchange customers’ assets may be at risk of loss in the event of the insolvency or bankruptcy of any entity operating our Exchange business.
For the operation of the Bullish Exchange, our subsidiary, Bullish (GI) Limited, holds customers’ assets on behalf of its customers. In the event of an insolvency or bankruptcy of Bullish (GI) Limited or any other entity that may operate our Exchange in the future, there is a risk that customers’ assets may be considered the property of the bankruptcy estate of Bullish (GI) Limited or such other entity and customers may be at risk of losing their assets depending on the application of the relevant jurisdiction’s laws. Gibraltar laws and regulations oblige Bullish (GI) Limited as a DLT Licensee to have effective arrangements in place for the protection of customers’ assets and require custodial assets to be segregated from the DLT Licensee’s own assets. Bullish (GI) Limited holds all customers’ assets in omnibus accounts and wallets that are segregated from Bullish (GI) Limited’s own assets. Our Exchange’s terms of service provide that customers’ assets are held by Bullish (GI) Limited as custodian and bare trustee for and on behalf of customers. Our Exchange’s terms of service also provide that customers remain the beneficial owners of their assets held in custody by Bullish (GI) Limited. Our assets that are deployed to our Exchange are also held in the omnibus accounts and wallets and are for these purposes treated the same as other customers’ assets, and the omnibus accounts and wallets temporarily contain any amount of fees, spreads or interest separately identified and collected by our Exchange that has yet to be swept to Bullish (GI) Limited’s own account or wallet (which revenues sweep occurs periodically), in each case consistent with the requirements of the DLT License. Our understanding of Gibraltar law is that an insolvent Gibraltar company’s estate can only consist of assets to which it is legally and beneficially entitled. The Gibraltar Insolvency Act 2011 provides that assets held by a Gibraltar company in liquidation on trust for another person are not assets of such company. As such, a person beneficially entitled to assets that the Gibraltar company holds in custody or trust is entitled to have the assets returned to them. The courts of England & Wales have recognized digital assets as property, and in the absence of Gibraltar case law or guidance on this point (apart from the GFSC’s position that customers’ assets do not represent property of the DLT Licensee), we consider it very likely that Gibraltar courts would adopt a similar position to that of the English & Welsh courts as English & Welsh judgments are highly persuasive before the Gibraltar courts. Based on our understanding of relevant Gibraltar laws and regulations, we believe that in the event of an insolvency of Bullish (GI) Limited, Gibraltar law would recognize assets in spot, margin and/or liquidity customer accounts as the property of the applicable customers and not of Bullish (GI) Limited and accordingly such assets would not be available to satisfy Bullish (GI) Limited’s general creditor claims.
For customer assets held in custody with Bullish HK Custody Limited, all assets are held on trust for such customers. Our Exchange’s terms of service provide that customer assets (including digital assets and fiat currencies) are held on trust by Bullish HK Custody Limited, which may be held in an omnibus account, segregated from all of our own assets — with one exception: our assets that are deployed to our Exchange are also held in the omnibus accounts and wallets and are treated the same as other customers’ assets, and the omnibus accounts and wallets temporarily contain any amount of fees, spreads or interest separately identified and collected by our Exchange that has yet to be swept to our own account or wallet (which revenues sweep occurs periodically).
Under common law as applicable in Hong Kong, assets held on trust are not recoverable by the trustee’s creditors upon insolvency. The courts of Hong Kong have also recognised cryptocurrency as property in the context of a company’s insolvency. Based on our understanding of relevant Hong Kong laws and regulations, we believe that in the event of an insolvency of the Hong Kong operator, Hong Kong law would recognise assets (including cryptocurrency) held by the HK Custodian as the property of the applicable customers and not of the Hong Kong operator, and accordingly such assets would not be available to satisfy Bullish (GI) Limited’s general creditor claims.
Except for Bullish (GI) Limited and Bullish HK Custody Limited, currently no other entities within Bullish Group currently hold any customers’ assets. We have applied for licenses in other jurisdictions and once the licenses are approved, such other Bullish Group entities will hold their respective customers’ assets. In the event of the insolvency or bankruptcy of any other of our entities, customers’ assets held by Bullish (GI) Limited and Bullish HK Custody Limited should not be subject to general creditor claims against those other entities. In particular, in the event of insolvency or bankruptcy of Bullish which is our Exchange’s parent company and is incorporated in the Cayman Islands, we understand that the Cayman Islands has a legal system that is based on the English common law system, including equity, and we consider it likely that absent specific regulation to the contrary, the local courts would recognize customers’ beneficial interests in their assets with such assets being treated as the property of the applicable beneficial owners and not being available to satisfy general creditor claims. Notwithstanding the above, in the event of insolvency or bankruptcy of us, or any service companies within Bullish Group, third-party creditors may claim rights to some or all of the assets of the relevant insolvent or bankrupt company, that could result in, among other things, partial or complete unavailability of services or resources employed by our Exchange, which may adversely affect our Exchange’s operation. Any errors, defects, disruptions, or other performance problems with our Exchange arising from such insolvency or bankruptcy could adversely affect customers’ ability to timely access or sell their digital assets, and may result in losses for our customers. In addition, we understand that the relevant Gibraltar and Cayman Islands laws and regulations have not yet been applied by the courts to the insolvency of a company holding digital assets, and our Exchange’s terms of service have not been tested in any courts meaning this conclusion remains subject to uncertainty. See section entitled “— Engaging in cross-border business can make it difficult for us to ensure that we adequately protect our legal rights and interests. We may incur liability from breaching our legal obligations or may not be able to enforce legal rights and obligations or to enforce them consistently and predictably across these jurisdictions.” We further expect that if the laws of another jurisdiction were found to be applicable to an insolvency or bankruptcy of the operator of our Exchange (which could arise in the future, for example, if Bullish (GI) Limited or Bullish HK Custody Limited were to do business in that other jurisdiction or if our Exchange were to be operated by an entity established in that other jurisdiction), then the application of that jurisdiction’s laws may result in different or conflicting treatment of customers’ assets. For example, based on our current understanding of U.S. laws and regulations, we believe that if we were to commence insolvency or bankruptcy proceedings in the United States, customers’ assets may be treated as property of the bankruptcy estate and customers may be treated as general creditors with unsecured claims. Additionally, even if customers’ assets were recognized as their property in the insolvency or bankruptcy of Bullish (GI) Limited, Bullish HK Custody Limited or other relevant entity, the entitlements of individual customers would need to be ascertained and the corresponding assets identified and transferred, which process could be subject to delays, create increased risk of losses or reveal shortfalls caused by default, and in any such cases customers may receive less than their full entitlements. Additionally, in the event of insolvency or bankruptcy of a sub-custodian or third-party service provider engaged by Bullish (GI) Limited or Bullish HK Custody Limited to hold or administer customers’ assets, relevant customers’ assets may be considered property of the bankruptcy or insolvent estate such that Bullish (GI) Limited or Bullish HK Custody Limited (on customers’ behalf) is treated as a general unsecured creditor. We believe that the commingling of our revenues derived from the operation of our Exchange temporarily and of our assets with other customers’ assets does not impact the risk to customers’ assets in the event of a bankruptcy or insolvency of Bullish (GI) Limited, Bullish HK Custody Limited or other relevant Bullish Group entity. However, in such an event we would be exposed to the same risks and uncertainties as other customers of our Exchange, including risks of delays and losses in recovery of its assets. Further, the above conclusions remain subject to uncertainties as we have not obtained counsels’ opinions regarding the insolvency or bankruptcy laws of Gibraltar, Hong Kong or other jurisdictions that may be applicable in an insolvency or bankruptcy of Bullish (GI) Limited, Bullish HK Custody Limited or other relevant entity. Any loss of customers’ assets by such means could harm our brand and reputation, result in significant losses, and adversely impact our business, financial condition, operating results, cash flows and share price. In addition, the uncertainty in the treatment of customers’ assets could have an adverse impact on our ability to attract and retain customers.
The loss, destruction or mismanagement of private keys required to access any digital assets held in custody for our own account or for our customers may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any digital assets, it could cause regulatory scrutiny, reputational harm, and other losses.
Digital assets are generally controllable only by the possessor of the unique private key(s) relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third-party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to our hot or cold wallets containing digital assets held for our own account or for our customers is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet. Further, we cannot provide assurance that our wallet will not be hacked or compromised. Digital assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our customers’ digital assets could adversely affect our customers’ ability to access or sell their digital assets, and may result in losses for our customers, and subject us to significant financial losses, damage to our reputation, and/or loss of customer trust in us and our products and subsequent customer discontinuation or reduction of use of services, potential litigations, as well as legal and regulatory liabilities. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third-parties could hurt our brand and reputation, result in significant losses, and adversely impact our business, financial condition, operating results, cash flows and share price. The total value of digital assets in our possession and control is significantly greater than the total value of insurance coverage that would compensate us in the event of theft or other loss of funds.
The custody services, and any blockchain technology on which they rely, may be the target of cyber-attacks or may contain exploitable flaws in their underlying code, which may result in security breaches and the loss or theft of digital assets that are held or deposited.
The custody services, their structural foundation, and the software applications and other interfaces or applications upon which they rely (including blockchain technology) are unproven, and there can be no assurances that the custody services are or will be fully secure, which may result in a complete loss of investors’ digital assets and an unwillingness of market participants to access, adopt and utilize digital assets or the custody services. Examples of the above include but are not limited to:
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a cyberattack causing a customer withdrawal instruction, or a withdrawal address being altered;

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a customer receiving an incorrect deposit address;

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hardware failures delaying or preventing deposits and withdrawals;

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the tampering or spoofing of customer instructions and materials;

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deposit addresses being incorrectly stored;

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the hacking or unavailability of customer portals rendering customers unable to access their account;

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vulnerabilities within the applicable blockchain code arising or the blockchain being manipulated by a malicious actor;

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attacks on third-party technology supplier infrastructure, such as cloud providers;

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a cyber-attack causing the individual to lose otherwise valid credentials;

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the tampering with laptop codes to cause withdrawals to incorrect withdrawal addresses; and

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bad acts by employees, third-party service providers and others.

While our custody services will take steps to ensure that the custody services are secure and protected against such incidents, no assurance can be given that the custody services are or will be fully secure and protected from attack, and any failure in this regard could result in enforcement actions, litigation, significant costs being incurred, fines, and other penalties, as well as adversely affect our reputation, business, financial condition, and results of operations and share price. The impact of such attacks could also seriously curtail the utilization of digital assets and cause a decline in the broader market price of the affected digital assets.
As part of our business growth and strategy, we have recently implemented our own self-managed digital asset custody solution. This shift from reliance on third-party custodians to managing custody in-house introduces new challenges and risks inherent with product development and deployment.
Our self-managed custody solution could be susceptible to significant technical and non-technical problems. Despite our efforts to design, launch, and manage a robust and secure custody solution, vulnerabilities or malfunctions in our system could arise. These could potentially result in a loss of digital assets for us and our customers. Any such losses could lead to enforcement actions and litigation, significant costs being incurred, damages, fines, and other penalties, as well as adversely affect our reputation, business, financial condition, and results of operations and share price.
The management of digital asset custody, especially when handled in-house, demands rigorous security measures, experienced risk management, and regulatory compliance, all of which present ongoing challenges that could materially affect our operations.
Bullish Exchange relies on Taurus, a blockchain technology used to enhance the verifiability of all activities on exchange, which has been internally developed and is unproven and untested in operational environments beyond the point to which we have scaled Bullish Exchange.
Bullish Exchange incorporates a private, internally developed blockchain which we refer to as Taurus. This technical implementation is unproven and untested in operating environments with greater scale, complexity and user activity than currently existing on Bullish Exchange. Significant technical changes may be required, including the addition, substitution, reduction, removal, amendments, enhancements and/or adaptations of certain features, functions and/or performance. The future success of our product is dependent on our ability to scale and the feasibility of the current design is unproven and may lead to significant re-architecture. If we fail to achieve this, our business operations, reputation, financial condition and share price may be adversely impacted. We may experience technical challenges and not be able to continually enhance the software sufficiently to support the volume of transactions required to be processed or may be required to reduce the use of the software. This may lead to service-level disruptions on our Exchange platform, which would negatively impact our customer experience and may result in losses for our customers.
Dependency on external pricing sources for certain products may adversely affect our Exchange operations and integrity.
Certain products offered on our Exchange, such as perpetuals, rely on external pricing sources and dependencies. A number of these external pricing sources are relatively new rather than established players like traditional financial providers and may not have strong financial backing or established operating histories due to the nature of the industry. Any disruptions, manipulation, inaccuracies, or issues arising from these external price sources could adversely impact the functioning, fairness, and integrity of the perpetual markets on our Exchange. We may be forced to adjust, settle, or halt trading for these products in response to fluctuations or aberrations from relied-upon external pricing sources outside our control.
Reliance on external pricing sources may make us vulnerable to market manipulation, data feed errors, and latency issues, which could lead to incorrect pricing and unfair trading conditions. These incidents could result in significant financial losses for our customers, damage to our reputation, regulatory scrutiny, and potential legal liabilities.
Additionally, if external pricing sources experience prolonged outages or systemic issues, our ability to offer and maintain perpetual contracts could be severely compromised, leading to a loss of customer confidence and a decrease in trading volume on our Exchange. We are continuously monitoring and assessing these external dependencies, but their inherent unpredictability poses a persistent risk. Consequently, the inability to fully control these external pricing sources could have a material adverse effect on our business, financial condition, and results of operations.
Risks associated with leveraged trading may adversely impact our Exchange operations and expose customers to amplified losses.
The Bullish Exchange offers leveraged trading services which amplifies both potential profits and losses compared to standard spot trading. Customers may underestimate the risks of leverage and experience rapid and severe losses stemming from liquid market conditions, extreme volatility events, and other market developments. Despite our efforts to provide educational resources, leverage disclosures, and risk management tools, a significant portion of our leveraged trading customers may misunderstand or underestimate these heightened risks.

Leveraged trading naturally produces a broader distribution of customer profits and losses versus spot trading. Periods of extreme volatility and liquidations can rapidly deplete margin balances and concentrate losses among a subset of participants. The inherent complexity and risk profiles of leveraged trading therefore expose our Exchange to various forms of potential customer losses, negatively impacted financials, regulatory scrutiny, litigation, and reputational damage that our risk management practices may not fully mitigate.
Complexity and risks of derivatives offered on our Exchange may adversely affect our customers.
Our Exchange offers derivative products with embedded leverage, such as perpetual futures contracts. These products are inherently more complex than spot trades, raising the risk of customer confusion over trade execution, margin calculations, liquidation procedures, and other aspects. Errors or inconsistencies in how these products behave or are represented on our Exchange, even if temporary, could lead to customer losses and harm our reputation and brand.
Offering derivative products also increases our own compliance burden, oversight responsibilities, and regulatory risk exposure as an exchange. Evolving rules around leverage limits, product definitions, margining models, and other areas could negatively impact our ability to offer these high-risk products profitably or force reactive product changes. The inherent complexity and risk profiles of derivative products therefore expose our Exchange to various forms of potential customer losses, negatively impacted financials, regulatory scrutiny, litigation, and reputational damage that our risk management practices may not fully mitigate.
Information Services
We face significant competition in the digital asset information services landscape.
CoinDesk Media operates in a highly competitive environment that is subject to rapid change within the digital asset and blockchain space. Through CoinDesk Media, we compete for audience share, subscribers, as well as advertising, sponsorships and other revenues such as licensing and affiliate referral revenues. Our competitors include digital asset content providers and distributors, traditional news outlets, news aggregators, social media platforms, digital asset and Web3 conference organizers, and emerging products and tools powered by generative AI. The sector is fragmented, and this fragmentation may cause pricing pressure as peers compete for market share. Competition among these companies is robust, and new competitors can quickly emerge.
Our ability to compete effectively depends on many factors both within and beyond our control, including among others:
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Our ability to continue delivering a breadth of high-quality, independent journalism and content that is differentiated and relevant to our audience within the digital asset and blockchain space.

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Our reputation and brand strength relative to those of our competitors in the digital asset media landscape.

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The popularity, usefulness, ease of use, format, performance, reliability, and value of our digital products, compared with those of our competitors.

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The sustained engagement of our audience directly with our digital asset-focused products.

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Our ability to reach new users interested in digital assets and blockchain technology globally.

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Our products’ pricing and proposed subscription plans, and our content access models for digital asset-related content.

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Our visibility on search engines, social media platforms, and in mobile app stores, compared with the visibility of our competitors in the digital asset space.

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Our ability to effectively protect our intellectual property, including from unauthorized use by generative AI developers in ways that may harm our brand and promote the spread of misinformation related to digital assets.

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Our marketing and selling efforts, including our ability to differentiate our digital asset-focused products and services from those of our competitors.

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Our ability to attract, retain, and motivate talented employees, including journalists and people working in digital product development disciplines focused on digital assets and blockchain technology, who are in high demand.

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Our ability to provide advertisers with a compelling return on their investments in our digital asset-focused products and events.

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Our ability to manage and grow our digital asset-focused business in a cost-effective manner.

Some of our current and potential competitors of CoinDesk Media in the digital asset media and events space provide free and/or lower-priced alternatives to our products, and/or have greater resources than we do, which may allow them to compete more effectively than us. Developments in generative AI are increasing such competition. In addition, several companies with competing digital asset news destinations, subscriptions, and other products can affect our ability to compete effectively by controlling how content is discovered, displayed, and monetized in some of the primary environments in which we develop relationships with users interested in digital assets.
Our ability to grow the size and profitability of our digital audience depends on many factors, both within and beyond our control, and a failure to do so could adversely affect our results of operations and business.
We have invested and will continue to invest significant resources in our efforts to grow our digital audience for our content, but there is no assurance that we will be able to successfully attract and retain customers in line with our expectations. Additionally, we may need to take steps such as adjusting our pricing or incurring costs, which could adversely affect our revenues, margins, and profitability.
Our ability to attract and grow our digital audience base depends on the size of our audience and its sustained engagement directly with our products, including the breadth, depth, and frequency of use. The size and engagement of our audience depends on many factors, both within and beyond our control, including:
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The size and growth of the markets for high-quality, digital asset-focused news, analysis, and information.

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Significant events and developments in the digital asset and blockchain space.

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User sentiment about the quality of our digital asset-focused content and products.

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The format and breadth of our digital asset-focused offerings.

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Varying and changing consumer expectations and behaviors related to digital asset content consumption.

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Our ability to successfully manage changes in the digital information ecosystem that affect the visibility and traffic to our digital asset-focused content.

The size and engagement of our audience also depend, in part, on referrals from third-party platforms, including social media platforms and search engines, that direct consumers to our content. Changes in how these platforms prioritize and display content, including potential shifts away from our primary digital asset-focused offerings, could cause referrals to our content to diminish.
Our user and other metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and our business.
We track certain metrics, such as unique visitors, pageviews, newsletter subscribers, podcast downloads, among other metrics, which are used to measure our performance and evaluate growth trends and strategic decisions related to CoinDesk Media. These metrics are calculated using internal data as well as information from third-parties and are subject to inherent measurement challenges. For example, there may be individuals with multiple CoinDesk accounts or email addresses. The complex systems and methodologies used to measure these metrics require significant effort and judgment, and are susceptible to errors and vulnerabilities. Accordingly, our metrics may not reflect the actual number of people using our digital asset products.
Inaccuracies or limitations in these metrics may affect our understanding of our CoinDesk Media business, leading to suboptimal decisions and strategies. As we seek to improve our metric estimates, there may be unexpected changes. Real or perceived inaccuracies in our reported metrics could harm our reputation, subject us to legal or regulatory actions, and adversely affect our operating and financial results.
CoinDesk advertising revenues are affected by numerous factors, including market dynamics and evolving digital advertising trends.
For CoinDesk Media, we derive substantial revenues from advertising. Our advertising revenue is sensitive to macroeconomic conditions, as advertiser budgets within the digital asset and blockchain industry can fluctuate substantially with changing economic conditions. Within the digital advertising market, our ability to compete for advertising budgets will depend on factors like engaging and growing digital audiences, leveraging data, and demonstrating the value and effectiveness of our digital asset advertising offerings. Advertisers may consider factors such as demand for our digital asset products and services, coverage focus (including reluctance around certain topics), audience size and demographics, advertising rates, targeting capabilities, observed results and alternative advertising options.
Companies with large digital platforms, which have greater audience reach, data, and targeting capabilities than we do, command a significant share of the digital advertising market, and we anticipate this will continue. Evolving standards for digital advertising delivery, as well as technology, regulations, policies, practices, and consumer expectations that adversely affect our ability to deliver, target, or measure advertising effectiveness (including ad blocking, phase-out of cookies and advertising identifiers, rapidly evolving privacy regulations, and platform requirements), may also adversely affect our advertising revenues if we cannot develop effective solutions.
Our digital advertising offerings include products that use proprietary first-party data for targeting and predictive insights. The success of this strategy depends on our ability to evolve these products quickly, the volume, quality, and price of competitive products, and continued changes to industry regulation.
Our digital advertising operations also rely on technologies (particularly ad servers) that, if interrupted, changed, or if providers alter the economic structure, could adversely impact our advertising revenues, operating costs, and results. The proportions of digital traffic we receive from different platforms have changed over time and may continue to change, potentially affecting our advertising revenues if we do not adapt.
General economic conditions may have an adverse impact on digital asset native and mainstream sectors attending Consensus and demand for exhibition space and attendance.
Our Consensus conference depends upon the ability and willingness of companies that are digital asset native or in mainstream sectors including financial, technology, and consumer brands to participate as exhibitors and attendees, which is sensitive to general economic conditions and corporate spending patterns. Consequently, in addition to overall domestic and global economic factors affecting our business, specific conditions in the digital asset industry could impact demand for Consensus. The longer an economic downturn or recession continues, or the longer the digital asset sector faces macroeconomic headwinds, the more likely that potential exhibitors and attendees will reduce their marketing, travel and event budgets. Any material decrease in these budgets could reduce demand for exhibition space at Consensus or reduce overall attendance, which could have an adverse effect on our business, financial condition, cash flows and results of operations.
Public health emergencies or disruptions could materially impact Consensus.
Our operations and financial performance of Consensus, which relies primarily on live events, have been, and may continue to be, materially impacted by disruptive events like the COVID-19 pandemic or future public health emergencies, such as H1N1 flu, avian flu or another epidemic. Governmental responses to COVID-19 like travel restrictions, bans on large gatherings, venue closures and lockdowns forced the cancellation of Consensus in 2020 and 2021. If similar actions occurred for future public health emergencies, it could force cancellation or virtualization of Consensus, negatively impacting revenues.
Disruptions in global or local travel could reduce Consensus attendance.
Attendance at Consensus may be affected by factors outside our control that depress the ability or desire of exhibitors and attendees to travel, including increased airline delays/cancellations, disease outbreaks, higher travel costs, security issues, visa delays, or natural disasters. As many participate via air travel, such factors impacting travel could materially reduce exhibitor and attendance levels at Consensus, adversely affecting our revenues and profitability.
Increased focus on digital marketing could reduce Consensus exhibitor demand.
The success of Consensus depends on companies continuing to allocate marketing budgets towards exhibiting at and sponsoring large in-person industry events. The influence and spending on digital and social media marketing has grown meaningfully, While we have not yet observed a material decline in demand due to this shift, if companies divert more marketing dollars away from physical events like Consensus, it could materially impact exhibitor revenues.
A loss or disruption of services from contractors could harm our Consensus conference.
We, and to a greater extent, our exhibitors, rely on a limited number of outside contractors for decoration, facility set-up, and other services in connection with our Consensus conference. The success of our events depends on the availability, capability, and willingness of these contractors to provide services on a timely basis and on favorable economic and other terms. Despite our contracts with many of these contractors, factors outside our control could harm these relationships and affect the availability, capability, or willingness of these contractors to provide these services on acceptable terms.
The partial or complete loss of services from these contractors could result in service delays, reputational damage, and added costs. This could harm our business and customer relationships to the extent we or our exhibitors are unable to replace them in a timely or cost-effective manner, which could have a material adverse effect on our business, financial condition, cash flows, and results of operations.
In addition, some facilities where we hold our Consensus conference require decorators, facility set-up, and other service providers to use unionized labor. Any union strikes or work stoppages could result in delays in launching or running our conference and other events held at such facilities, causing reputational damage and added costs. This could have a material adverse effect on our business, financial condition, cash flows, and results of operations.
Data Products
We are dependent on third-parties to supply data and services for our digital asset indices, and any loss of key suppliers or reduction in data quality could impair our ability to provide index products, adversely affecting our business.
CoinDesk Indices relies on third-party suppliers of digital asset pricing data, blockchain data, and other services to produce our indices. We depend on the accuracy, quality, and timely delivery of this third-party data. Any errors, delays, incompatibilities with future versions of our indices, or supply disruptions from these vendors could prevent us from delivering our index products and services. Some suppliers may also be competitors, potentially changing data supply terms for competitive advantage.
Our ability to produce our products and develop new products is dependent upon the products of other suppliers, including certain data, software and service suppliers. Our index and analytics products are dependent upon (and of little value without) updates from our data suppliers and most of our software products are dependent upon (and of little value without) continuing access to historical and current data. We utilize and distribute certain data provided to us by numerous data sources, including large volumes of data from certain exchanges around the world. A number of these third-party suppliers may not have strong financing backing or established operating histories. There is risk that these suppliers could fail, be acquired, or pivot their product offerings. If the products of our suppliers have errors, are delayed, have design defects, are unavailable on acceptable terms or are not available at all, our business, financial condition or results of operations could be materially adversely affected.
Some of our agreements with data suppliers allow them to cancel on short notice and we have not completed formal agreements with all of our data suppliers, such as certain exchanges. Many of these data suppliers compete with one another and, to some extent, with us. Termination of one or more of our significant data agreements or exclusion from, or restricted use of, a data provider’s information could decrease the available information for us to use and offer our clients and may have a material adverse effect on our business, financial condition or results of operations.
Termination of data provision by key suppliers or their entry into exclusive contracts with competitors could decrease the data available for our indices. Despite compliance efforts, third-parties may also challenge our use of vendor data, resulting in higher costs or legal issues. An inability to replace unavailable or defective vendor data could materially impair our index products and negatively impact our business.
Although data suppliers and exchanges typically benefit from broad access to their data, some of our competitors could enter into exclusive contracts with our data suppliers, including with certain exchanges. If our competitors enter into such exclusive contracts, we may be precluded from receiving certain data from these suppliers or restricted in our use of such data, which would give our competitors a competitive advantage. Such exclusive contracts would hinder our ability to provide our clients with the data they prefer, which could lead to a decrease in our client base and could have a material adverse effect on our business, financial condition or results of operations.
Some data suppliers may seek to increase licensing fees for providing their content to us. If we are unable to renegotiate acceptable licensing arrangements with these data suppliers or find alternative sources of equivalent content, we may be required to reduce our profit margins or experience a reduction in our market share.
We also rely on third-parties to distribute our digital asset indices. If key distribution vendors refused to distribute our data or demanded higher fees, we may need to find alternative distribution or lose certain product revenues, adversely affecting our business.
Undetected errors or technical failures in our indices could expose us to costs and liabilities from index users.
CoinDesk Indices support investment products with substantial assets under management. Undetected flaws, errors or technical failures in our index data, calculations, methodologies or systems could lead to losses for users like asset managers and investors. Even small errors may prompt claims against us.
Updates to our indices can contain undetected issues. Manual data handling also increases human error risk. While our client contracts aim to limit liability, such provisions could be invalidated or prove inadequate. Contractual disputes, even if resolved favorably, require management attention and resources. Any such claims against us could negatively impact our reputation, operations and financial position.
We have implemented information barrier procedures to protect the confidentiality of the material, non-public information regarding changes to the composition of our indices. If our information barrier procedures fail, our reputation could be damaged and our business, financial condition or results of operations could be materially adversely affected.
We change the composition of our indices from time to time. We believe that, in some cases, the changes we make to our indices can affect the prices of constituent securities and products based on our indices. Our index clients rely on us to keep information about changes to the future composition of an index confidential and to protect against the misuse of that information until the change to the composition of the index is disclosed to clients. We have implemented information barrier procedures to prevent the unauthorized disclosure and misuse of information regarding changes to the composition of our indices. If our information barrier procedures fail and we inadvertently disclose or an individual deliberately misuses information about a change to one of our indices, our reputation may suffer. Clients’ loss of trust and confidence in our information barrier policies and procedures could lead to a negative reputation throughout the investment community, which could have a material adverse effect on our business, financial condition or results of operations.
In addition, certain exchanges permit our clients to list exchange traded funds or other financial products based on our indices only if we provide a representation to our Exchange that we have reasonable information barrier procedures in place to address the unauthorized disclosure and misuse of material, non-public information about changes to the composition of our indices. If an exchange determines that our information barrier procedures are not sufficient, our Exchange might refuse to list or might delist investment products based on our indices, which may have a material adverse effect on our business, financial condition or results of operations.
Increased competition in our industry may cause price reductions or loss of market share, which may materially adversely affect our business, financial condition or results of operations.
We face competition across all markets for our products. Our competitors range in size from large companies with substantial resources to small, single-product businesses that are highly specialized. Our larger competitors may have access to more resources and may be able to achieve greater economies of scale, and our competitors that are focused on a narrower product line may be more effective in devoting technical, marketing and financial resources to compete with us. In addition, barriers to entry to create a single-purpose product may be low in many cases. The Internet as a distribution channel has allowed free or relatively inexpensive access to information sources, which has reduced barriers to entry even further. Low barriers to entry could lead to the emergence of new competitors; for example, broker-dealers and data suppliers could begin developing their own proprietary risk analytics or equity indices. These competitive pressures may also result in fewer clients, fewer subscriptions or investment product licenses, price reductions, and increased operating costs, such as for marketing, resulting in lower revenue, gross margins and operating income.
Acquisitions, investments and other transactions involve significant risk that could adversely affect our business, results of operations and financial position.
In order to position our business to take advantage of growth opportunities, we intend to continue to engage in discussions, evaluate opportunities and enter into agreements for possible additional acquisitions, investments and other transactions.
Acquisitions involve significant risks and uncertainties, including failure to correctly anticipate liabilities, deficiencies, or other claims and/or other costs; diversion of management attention from other business concerns or resources; use of resources that are needed in other parts of our business; possible dilution of our brand or harm to our reputation; difficulties in integrating acquired businesses (including cultural challenges associated with transitioning employees from the acquired company into our organization); the potential loss of key employees; risks associated with integrating operations and systems, such as financial reporting, internal control, compliance and information technology (including blockchain, cybersecurity and data privacy controls) systems, in an efficient and effective manner; and other unanticipated problems and liabilities.
Competition for acquisitions in our industry is significant. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions or other strategic transactions on favorable terms, or at all. Even if successfully negotiated, closed and integrated, certain acquisitions may prove not to sufficiently advance our business strategy or provide the anticipated benefits, may cause us to incur unanticipated costs or liabilities, may result in write-offs of impaired assets, and may fall short of expected return on investment targets, any of which could adversely affect our business, results of operations and financial condition.
We may also make minority investments in companies. Such investments subject us to the operating and financial risks of these businesses and also to the risk that we do not have sole control over the operations of these businesses. Such investments are generally illiquid, and the absence of a market may inhibit our ability to dispose of them. In addition, if the book value of an investment were to exceed its fair value, we would be required to recognize an impairment charge related to the investment.
Although in completing any acquisition or investment, we will conduct a due diligence investigation of the target company that we deem reasonable and appropriate, such investigation may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such transaction for any of several factors. Given the fast-paced nature with which our industry has been and will continue to be developed, any acquisitions or investments we undertake may occur on an accelerated timeline, and this may limit our ability to conduct a thorough diligence investigation. Our investigation may also be constrained by limited information available to us with respect to the target. Further, in any diligence investigation, instances of fraud, accounting irregularities and other improper, illegal, or deceptive practices can be difficult to detect, and fraud and other deceptive practices can be present in our industry and in certain jurisdictions in which we may pursue acquisitions, including Asia Pacific countries. In addition, investment opportunities in our industry may involve companies that have historic and/or unresolved regulatory, tax-, fraud or accounting-related investigations, audits or inquiries and/or have been subject to public accusations of improper behavior. Even specific, enhanced due diligence investigations with respect to such matters may not reveal or highlight all facts and circumstances that may be relevant to evaluating the target and/or accurately identifying and assessing settlements, enforcement actions and judgments that could arise and have a material adverse effect on the target company’s operations, financial condition, cash flow, reputation and prospects. Our due diligence investigations may not result in us making successful acquisitions or investments due to a failure to identify risks associated with a transaction that could have a material adverse effect on our business, results of operations and financial condition.
In addition, we may divest certain assets or businesses that no longer fit within our strategic direction or growth targets. Divestitures involve significant risks and uncertainties that could adversely affect our business, results of operations and financial condition. These include, among others, the inability to find potential buyers on favorable terms, disruption to our business and/or diversion of management attention from other business concerns, loss of key employees and possible retention of certain liabilities related to the divested business.
The growing accessibility of free or low-cost data sources could impact the demand for our offerings for our CoinDesk media and indices businesses, potentially affecting our business, financial position, and operational results adversely.
The last few years have seen a surge in publicly accessible, free, or budget-friendly information sources, primarily facilitated by internet advancements, developments in public cloud technologies, and the proliferation of open-source software. These easily accessible sources stand as potential alternatives to our products and services, which could detrimentally affect their demand. Additionally, economic pressures or cost-saving initiatives adopted by companies and organizations could further dampen the demand for our offerings.
While we believe that our analytical capabilities, utilities, delivery methods, and applications add significant value to our offerings, the use of public sources as an alternative by a substantial number of our clients could materially affect our business, financial condition, or operational results.
Risks Inherent in the Digital Asset Industry
The future development and growth of digital assets is subject to a variety of factors that are difficult to predict and evaluate. If digital assets do not grow as we expect, our business, operating results and financial condition could be adversely affected.
Digital assets built on blockchain technology remain in the early stages of development. Digital assets are a new asset class that, as of yet, have not been widely adopted, particularly by institutional investors and corporate securities issuers. The majority of our business will rely on the acceptance and use by such investors and issuers of digital assets at a scale to create demand for our products and services sufficient to make our business commercially viable. Though we believe that the anticipated benefits of digital assets will create such demand, there can be no assurance that this will occur, or if it does occur that it will be in the near term.
The further growth and development of any digital assets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer and usage of digital assets represent a new and evolving paradigm that is subject to a variety of factors and associated risks that are difficult to evaluate, including:
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Many digital asset networks have limited operating histories, have not been validated in production, and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality and governance of their respective digital assets and underlying blockchain networks, any of which could adversely affect their respective digital assets.

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Many digital asset networks are in the process of implementing software upgrades and other changes to their protocols, which could introduce bugs, security risks, or adversely affect the respective digital asset networks.

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Several large networks, including Bitcoin and Ethereum, are developing new features to address fundamental speed, scalability and energy usage issues. If these issues are not successfully addressed, or are unable to receive widespread adoption, it could adversely affect the underlying digital assets.

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Security issues, bugs and software errors have been identified with many digital assets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some digital assets, such as when creators of certain digital asset networks use procedures that could allow hackers to counterfeit tokens. Any discovered or previously unknown weaknesses identified with digital assets could adversely affect price, security, liquidity and adoption. If a malicious actor, group, or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a digital asset network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security, and adversely affect its value.

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The emergence of quantum computing and its potential for shortening the time required by governments, criminals, and unauthorized third parties to factor and derive the very large seed numbers (e.g., private keys) associated with current public key cryptography poses a future risk to current approaches to blockchain cryptography that protect many digital assets from theft or loss.

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The development of new technologies for mining, such as improved application-specific integrated circuits (commonly referred to as ASICs), or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of blockchain networks and reduce the price and attractiveness of digital assets.

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If rewards and transaction fees for miners or validators on any particular digital asset network are not sufficiently high to attract and retain miners, a digital asset network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack.

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If the costs of electricity, environmental restrictions, and regulations make it uneconomic for miners to operate or maintain blockchain networks, the overall security and efficiency of digital asset networks may be adversely affected, potentially impacting their reliability and attractiveness to users and investors.

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Many digital assets have concentrated ownership or an “admin key,” allowing a small group of holders to have significant unilateral control and potentially collusive influence over key decisions relating to their digital asset networks, such as governance decisions and protocol changes, as well as the market price of such digital assets.

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The governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular digital asset network, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or stymie such network’s utility and ability to respond to challenges and grow.

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Many digital asset networks are in the early stages of developing partnerships and collaborations, all of which may not succeed and adversely affect the usability and adoption of the respective digital assets.

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Governments, quasi-government and financial institutions may impose additional regulation on digital assets and blockchain technology, and the regulatory environment for digital assets is changing and unpredictable.

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Consumer demographics, public tastes and preferences, and general economic conditions may change and affect the acceptance and popularity of digital assets.

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Forks of digital assets may occur at any time. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to assets being unavailable for a period of time or temporary or even permanent loss of assets.

Various other technical issues have also been uncovered from time to time that resulted in disabled functionalities, theft of customers’ assets, and other negative consequences, and which required resolution with the attention and efforts of their global miner, customer and development communities. If any such risks or other risks materialize, and in particular if they are not resolved, the development and growth of digital assets may be significantly affected and, as a result, our business, operating results and financial condition could be adversely affected.
Many participants in the financial industry (including regulators) and other industries may oppose the development of products and services that utilize blockchain technology. The market participants who may oppose such products and services may include entities with significantly greater resources, including financial resources and political influence, than we have. Our ability to operate and achieve our commercial goals could be adversely affected by any actions of any such market participants that result in additional regulatory requirements or other activities that make it more difficult for us to operate.
The blockchain industry as a whole has been characterized by rapid changes and innovations and is constantly evolving. Although it has experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain technology and digital assets may adversely impact our reputation, business, financial condition, results of operations and share price.
We may face significant competition from existing competitors and traditional financial institutions entering the digital assets market, which could adversely impact our business.
The competitive landscape in the digital assets and blockchain industry is dynamic and rapidly evolving. New competitors may emerge, leveraging innovative technologies, business models or disruptive approaches, thereby intensifying the competitive pressures. Existing competitors may also consolidate, forming larger and more formidable entities or expand their offerings through strategic acquisitions or organic growth initiatives. Furthermore, the entry of established players from traditional finance, technology, or adjacent industries into the digital asset space could significantly reshape the competitive dynamics.
The digital assets market is attracting increasing interest from traditional financial institutions (“TradFi”), such as CME Group, CBOE and Bloomberg, who are looking to offer digital asset-related services. These established entities have substantial resources, extensive customer bases, and well-established brand recognition, which could provide them with significant competitive advantages over us. Should these TradFi companies successfully integrate digital asset offerings into their platforms, they could attract a large portion of the market share, potentially drawing away our existing customers and making it more challenging for us to acquire new customers. Their entry into the market could lead to increased pricing pressure, reduced margins, and a more competitive environment, which could adversely impact our revenues and profitability. Additionally, these TradFi companies may have superior access to capital and technology, enabling them to innovate and offer more advanced products and services more rapidly than we can. This could further erode our competitive position and market share.
As such, our ability to adapt swiftly to these changing market conditions, anticipate emerging trends and continuously enhance our value proposition will be critical to establishing and maintaining sustainable competitive advantages across our various business areas. If we are unable to effectively compete with existing competitors or TradFi companies, our business, financial condition, results of operations, and prospects could be materially and adversely affected.
Due to unfamiliarity and some negative publicity associated with digital asset platforms, existing and potential customers may lose confidence in digital asset platforms more generally.
Digital asset platforms are relatively new. Many of our competitors are unlicensed, less regulated, operate without supervision by any governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity and regulatory compliance. In recent years, numerous digital asset trading platforms have been sued, investigated, or shut down due to fraud, manipulative practices, business failure, and security breaches. In many of these instances, customers of these platforms were not compensated or made whole for their losses. Larger platforms like ours may be more appealing targets for hackers and malware, and may also be more likely to be targets of regulatory enforcement actions. For example, in February 2021, Bitfinex settled a long-running legal dispute with the State of New York related to Bitfinex’s alleged misuse of over $800 million of customer assets and, in

October 2023, hackers were reported to have stolen $570 million from the BNB Smart Chain, a blockchain linked with Binance, one of the world’s largest platforms.
Further, in 2022 and 2023, each of Celsius Networks, Voyager Digital, Three Arrows Capital, FTX and Genesis declared bankruptcy. In particular, in November 2022, FTX — which was at the time one of the world’s largest and most popular digital asset trading platforms — and its associated trading house Alameda Research became insolvent, and it was revealed that the FTX platform had been misusing customer assets, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly.
Further, in June 2023, the SEC initiated lawsuits against Coinbase and Binance alleging, among other things, that such firms were operating as unregistered securities exchanges in the United States, and identifying a number of digital assets that the SEC alleges to be unregistered securities. In addition, in November 2023, the SEC filed a complaint against Kraken and brought similar charges, including an allegation that Kraken operated as an unregistered securities exchange, brokerage and clearing agency. In November 2023, Binance pleaded guilty to the Justice Department’s investigations into violations relating to the BSA, failure to register as a money transmitting business and the International Emergency Economic Powers Act, and the founder of Binance pleaded guilty to failing to maintain an effective AML program in violation of the BSA. As part of the settlement, Binance separately reached resolutions with the CFTC, FinCEN and OFAC; however, its case against the SEC’s allegations remains ongoing, and Coinbase and Kraken have also denied the SEC’s allegations. The outcome of these lawsuits, their effect on the broader digital asset ecosystem and the reputational impact on industry participants, remain uncertain.
Negative news, a lack of stability and standardized regulation of digital assets, and the closure or temporary shutdown of digital asset platforms due to fraud, business failure, hackers or malware, ransomware, or government-mandated regulation, and associated losses suffered by customers may reduce confidence in the digital assets and result in greater volatility of the prices of assets, including significant depreciation in value, as well as increase scrutiny on our activities and increase the likelihood of unfavorable government regulation and the risks of litigation against us. Over the past several years, some digital asset trading platforms have been closed due to fraud and manipulative activity, business failure or security breaches. In many of these instances, the customers of such digital asset trading platforms were not compensated or made whole for the partial or complete losses of their account balances. For example, in November 2022, FTX — which was at the time one of the world’s largest and most popular digital asset trading platforms — became insolvent, and it was revealed that the platform had been misusing customer assets.
As a result, customers and the general public may lose confidence in digital asset platforms more generally, which can adversely impact our reputation, business, financial condition, results of operations and share price.
Volatility in the price of digital assets could cause significant fluctuation in our operating results and adversely affect our business and financial position.
The prices of digital assets, including Bitcoin, Ethereum, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile. A decrease in the price of a single digital asset may cause volatility in the entire digital asset industry. Certain digital assets may become more volatile and less liquid in a very short period of time, resulting in market prices being subject to erratic and abrupt market movement, which could harm our business. For instance, abrupt changes in volatility or market movement can lead to extreme pressures on the Bullish Exchange platform and infrastructure that can lead to inadvertent suspension of services across parts of the platform or the entire platform. In addition, a security breach that affects purchaser or customer confidence in Bitcoin or Ethereum may also affect the industry as a whole. This volatility may adversely affect interest in and demand for the products and services that we seek to offer and cause our operating results to fluctuate. This may adversely affect our reputation, business, financial condition, results of operations and share price.
The redemption risk and regulatory risk associated with stablecoins may adversely affect our business and financial position.
Stablecoins are digital assets designed to minimize price volatility. A stablecoin is designed to track the price of an underlying asset such as fiat money or an exchange-traded commodity. We currently support and use certain regulated and unregulated stablecoins in our business lines.

Stablecoins have a unique risk associated with redemption of the token for the underlying asset. The underlying assets are often invested into perceived “safe” investments such as U.S. treasuries. However, there is no guarantee with unregulated stablecoins that the underlying assets are put into instruments that are as safe as they are supposed to be. There is a risk that the assets may not be redeemable at the 1:1 redemption ratio (i.e., 1 USD for 1 stablecoin) if an issue occurs with the underlying asset. The issuers of stablecoins may also not be able to provide sufficient underlying assets to back the stablecoins.
In addition, the regulatory treatment of fiat-backed stablecoins is highly uncertain. The resale of such stablecoins may implicate a variety of banking, deposit, money transmission, prepaid access and stored value, anti-money laundering, commodities, securities, sanctions, and other laws and regulations in the various jurisdictions relevant to our business. The risks associated with stablecoins may adversely affect interest in and demand for the products and services we seek to offer, and subject us to additional regulatory uncertainties, which may result in enforcement actions, litigation, significant costs being incurred, fines, and other penalties, as well as adversely affect our business, financial condition, results of operations and share price.
Political, economic, or other crises may motivate large-scale sales of digital assets, which would result in a reduction in values and adversely affect us.
As an alternative to fiat currencies that are backed by central governments, digital assets, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. For example, political or economic crises could motivate large-scale acquisitions or sales of digital assets either globally, regionally or locally. Geopolitical events, including sanctions, may also necessitate our exit from certain geographies or jurisdictions, further impacting our operations and market presence. Large-scale sales of certain digital assets could result in a reduction in their value and could adversely affect our reputation, business, financial condition, results of operations and share price.
Cyberattacks and security breaches, or those impacting our customers or third-parties, could adversely impact our brand and reputation and our business, operating results and financial condition.
The blockchain industry is a particularly attractive target for cyberattacks and incidents. Thefts of digital assets could result in potentially significant financial losses to Bullish and our customers. Cybersecurity incidents may occur through intentional or unintentional acts by individuals or groups having authorized or unauthorized access to our systems or our customers’ or counterparties’ information, or exchanges on which we trade, all of which may include confidential information. These individuals or groups include employees, third-party service providers, customers and unauthorized individual attackers or groups of attackers. The digital asset industry is a significant target for fraud.
For the Bullish Exchange, we rely on a third-party for the cold storage custody services of a significant portion of digital assets, which has limited theft and loss insurance coverage. The remaining digital assets are safeguarded directly by Bullish through hot storage or ‘Custody as a Service’ solution. Cybersecurity incidents that lead to the loss of digital assets may have an adverse effect on our business, operating results and financial condition.
The information and technology systems we use and our service providers are vulnerable to unauthorized access, damage or interruption from, among other things, hacking, ransomware, malware and other computer viruses; denial of service attacks; network failures; computer and telecommunication failures; phishing attacks; infiltration by unauthorized persons; fraud; security breaches; usage errors by their respective professionals; power outages; terrorism; and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. Recent incidents underscore the persistent and evolving risks faced by technology firms. For instance, in July 2024, CrowdStrike, a cybersecurity company, inadvertently distributed a flawed security update that cascaded through interconnected systems, causing widespread disruptions across numerous enterprises when the update interacted adversely with certain Microsoft Windows configurations. The potential consequences of these vulnerabilities include operational disruptions, financial losses and reputational damage. Given the critical nature of our information and technology systems, any significant breach or failure could materially and adversely affect our business operations, financial condition, and results of operations.

Our business involves the collection, storage, processing, and transmission of confidential information, customer, employee, service provider and other personal data, as well as information required to access customer assets. We aim to establish and operate a platform that offers our customers a secure way to purchase, store and transact in digital assets. As a result, any actual or perceived security breach of our or our third-party service providers may:
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harm our reputation and brand;

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result in our systems or services being unavailable and interrupt our operations;

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result in improper disclosure of data and violations of applicable privacy and other laws;

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result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory and financial exposure;

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cause us to incur significant remediation costs;

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lead to theft or irretrievable loss of our fiat currencies or digital assets or those of our customers;

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reduce customer confidence in, or decreased use of, our products and services;

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divert the attention of management from the operation of our business;

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result in significant compensation or contractual penalties from Bullish to our customers or third-parties as a result of losses to them or claims by them; and

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adversely affect our business and operating results.

Further, any actual or perceived breach or cybersecurity attack directed at other financial institutions or digital asset companies, whether or not we are directly impacted, could lead to a general loss of customer confidence in the landscape of digital assets or in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure.
An increasing number of organizations, including large merchants, businesses, technology companies and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications and infrastructure.
Attacks upon systems across a variety of industries, including the digital asset industry, are increasing in their frequency, persistence and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers’ personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched successfully against a target. These attacks may occur or attempted attacks have occurred on our systems or those of our third-party service providers or supply-chain partners. Certain types of supply-chain cyberattacks could harm us even if our systems are left undisturbed. For example, social engineering attacks may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our systems via third-party supply chain partners, with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventive measures.
Attacks against end users and customers of digital asset trading platforms also are pervasive and include hacking, malware, browser-based attacks such as malicious extensions, ransomware, viruses, and numerous other approaches to compromise external customer workstations and takeover financial and email accounts. Although we have incorporated strong protections for our customer accounts, we cannot protect our customers against internet flaws, third-party software vulnerabilities, browser attacks, targeted hacking of exchange customers, and other security and privacy problems that internet users continuously encounter today.
Although our systems and processes are designed to protect the assets and data that we manage, reduce data loss, minimize security breaches, and effectively respond to known and potential risks, we expect to continue to expend significant resources to bolster these protections and there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks.
Concerns about our practices with regard to the collection, use, disclosure, or safekeeping of confidential information, personal data and assets, even if unfounded, could adversely affect our operating results. Furthermore, failures of our cybersecurity system could harm our reputation, subject us to legal claims and otherwise adversely affect our reputation, business, financial condition, results of operations and share price.
Blockchain networks, digital assets and the exchanges on which such assets are traded are dependent on internet infrastructure and are susceptible to system failures, security risks and rapid technological change.
The success of blockchain technology-based products and services will depend on the continued development of a stable infrastructure, with the necessary speed, data capacity and security, and complementary products such as high-speed networking for providing reliable internet access and scalable enterprise-grade cloud services. Digital assets have experienced, and are expected to continue to experience, significant growth in the number of customers and amount of content. There is no assurance that the relevant public infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of blockchain technology will not be adversely affected by this continued growth. There is also no assurance that the infrastructure or complementary products or services necessary to make digital assets a viable product for their intended use will be developed in a timely manner, or that such development will not result in the requirement of incurring substantial costs to adapt to changing technologies. The failure of these technologies or platforms or their development could adversely affect our reputation, business, financial condition, results of operation and share price.
Furthermore, digital assets are created, issued, transmitted, and stored according to protocols run by nodes within the blockchain network. It is possible these protocols have undiscovered or undisclosed flaws or could be subject to network scale attacks which could result in our losses. Finally, advancements in quantum computing could break the cryptographic integrity of protocols which secure certain digital assets.
Malicious actors can potentially manipulate blockchain networks and smart contract technology upon which digital assets rely and increase the vulnerability of the blockchain networks.
If a malicious actor, including a group of criminals or a state-sponsored group, is able to cyberattack or otherwise exert unilateral control over a particular blockchain network, or the digital assets on such a network, that actor could attempt to divert assets from that blockchain or otherwise prevent the confirmation of transactions recorded on that blockchain. Such an event may adversely impact our reputation, business, results of operations, financial condition and share price.
Digital assets have been the subject of attempted manipulation by hackers to use them for malicious purposes. For example, misuses could occur if a malicious actor obtains a majority of the processing power controlling the digital asset validating activities and altering the blockchain on which digital asset transactions rely. Moreover, if the award for solving transaction blocks for a particular digital asset declines, and transaction fees are not sufficiently high, the incentive to continue validating blockchain transactions would decrease and could lead to a stoppage of validation activities. The collective processing power of that blockchain would be reduced, which would adversely affect the confirmation process for transactions by decreasing the speed of the adaptation and adjustment in the difficulty for transaction block solutions. Such slower adjustments would make the blockchain network more vulnerable to malicious actors’ obtaining control of the processing power over blockchain network processing.
Depositing and withdrawing digital assets into and from the Bullish Exchange platform involve risks, which could result in loss of customer assets, customer disputes and other liabilities, which could adversely impact our business.
In order to establish ownership of a digital asset, a person must possess the private key associated with the blockchain network address. Keys come in pairs consisting of a private key and a public key. A public key is derived from the private key and is represented on the blockchain network as a unique address; typically this address is derived from the public key through the use of a “one way” cryptographic function. Some networks use account names linked to the public keys rather than addresses. A “wallet” is used to manage private and public key pairs for the wallet owner. We will be unable to entirely eliminate the potential risk of internal and external fraud in relation to the theft of private keys, including through collusion or otherwise, by employees or service providers.
Our own wallets are “multi-signature” and require multiple independent private keys to sign a transaction to prove ownership and therefore send funds. Customer digital assets are kept in segregated wallets with the majority of digital assets kept in cold wallets with offline private keys. We use separate wallets to receive and send funds for each asset.
To deposit digital assets held by a customer into our Exchange platform, we provide a blockchain specific network address to the customer to make the deposit to. The network address is generated from a dedicated receiving wallet. The customer uses their private key to digitally sign the transaction to prove ownership of the assets on the associated network address and transfer digital assets to our address. Incoming deposit transactions are subject to a screening process by us that checks for a history of high-risk activity and sanctioned addresses.
In order to withdraw digital assets from our Exchange platform, the customer must provide us with a withdrawal address generated from a public key in their wallet. We use a dedicated multi-signature wallet to process customer withdrawals that require multiple signatures from independent keys to transfer digital assets from our address. Withdrawal addresses are subject to checks for high-risk activity and sanctioned addresses.
In addition, some digital assets networks require additional information to be provided in the transaction in connection with any transfer of digital assets to or from our Exchange platforms. A number of errors can occur in the process of depositing or withdrawing digital assets into or from our Exchange platform, such as typos, mistakes, or the failure to include the information required by the blockchain network. For instance, a customer may incorrectly enter our wallet’s deposit address or the desired recipient’s address when depositing and withdrawing from our Exchange platforms, respectively. Alternatively, a customer may transfer digital assets to a wallet address that he or she does not own, control or hold the private keys to. Additionally, a malicious actor may take over our customer’s account due to security problems outside of our control, such as malware in the customer’s browser or other account theft/takeover scenarios at the customer side. In addition, each wallet address is only compatible with the underlying blockchain network on which it is created. For instance, a Bitcoin wallet address can only be used to send and receive Bitcoins. If any Ethereum or other digital assets is sent to a Bitcoin wallet address, or if any of the foregoing errors occur, all of the customer’s digital assets will be permanently and irretrievably lost with no means of recovery. We have observed and expect to encounter similar incidents with our customers. Such incidents could result in customer disputes, damage to our brand and reputation, legal claims against our Company and financial liabilities, any of which could adversely affect our reputation, business, results of operations, financial condition and share price.
A temporary or permanent blockchain “fork” to any supported digital asset could adversely affect our business.
Blockchain protocols, including Bitcoin and Ethereum are open source. Any user can download the software, modify it, and then propose that Bitcoin, Ethereum, or other blockchain protocol users and miners adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the Bitcoin, Ethereum, or other blockchain protocol networks, as applicable, remain uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin, Ethereum or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s digital asset lacking interchangeability. The effect of such a fork would be the existence of two versions of Bitcoin running in parallel on separate networks using separate blockchain ledgers, yet lacking interchangeability. For example, in August 2017, Bitcoin “forked” into Bitcoin and a new digital asset, Bitcoin cash, as a result of a several-year dispute over how to increase the rate of transactions that the Bitcoin network can process.
Both Bitcoin and Ethereum protocols have been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold, Ethereum Classic

and others. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked digital assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked digital assets, and which results in further confusion to customers as to the nature of assets they hold on platforms. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will toward other communities. As a result, certain community members may take actions that adversely impact the use, adoption and price of Bitcoin, Ethereum, or any of their forked alternatives. For example, in September 2022, the Ethereum Network successfully completed its Merge, moving from a Proof-of-Work (“PoW”) model to a Proof-of-Stake (“PoS”) model. Ethereum PoW miners who disagreed with the new consensus mechanism forked the network, which resulted in the Ethereum PoW network (“ETHW”). ETHW was driven by a small but vocal group of miners who wished to hold onto revenue as Ethereum switched to PoS. The vast majority of token holder votes preferred the new PoS consensus method. There was no material impact on the Ethereum network as a result of the fork. All Ethereum holders were airdropped ETHW tokens as a result of the hard fork. However, not all liquidity providers were able to trade the new token and the ETHW token almost immediately lost most of its value.
Furthermore, hard forks can lead to new security concerns. For instance, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Ethereum through at least October 2016, resulting in significant losses to some digital asset platforms. Similar replay attacks occurred in connection with the Bitcoin Cash and Bitcoin Cash SV network split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making digital assets that rely on proof-of-work more susceptible to attack, as has occurred with Ethereum Classic.
We do not believe that we are required to support any fork or provide the benefit of any forked digital asset to our customers. However, we expect that we may in the future continue to be subject to claims by customers arguing that they are entitled to receive certain forked or airdropped digital assets by virtue of digital assets that they hold with us. If any customers succeed on a claim that they are entitled to receive the benefits of a forked or airdropped digital asset that we do not or are unable to support, we may be required to pay significant damages, fines or other fees to compensate customers for their losses.
A fork can also divert investors from the supported digital asset to new assets on the fork that are not supported by our Exchange platform. We may not be able to support the forked digital assets for technical, legal or other reasons. This can adversely impact the Trading Volume on our Exchange platform.
Future forks may occur at any time. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to assets being unavailable for a period of time, temporary or even permanent loss of assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we have no intention of supporting an asset compromised by a fork.
As such, a temporary or permanent blockchain “fork” to any supported digital asset may adversely affect our reputation, business, results of operations, financial condition and share price.
We expect to support certain smart contract-based digital assets. If the underlying smart contracts for these digital assets do not operate as expected, they could lose value and our business could be adversely affected.
We expect to support various digital assets that represent units of value on smart contracts deployed on a third-party blockchain. Smart contracts are programs that store and transfer value and execute automatically when certain conditions are met. Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their logic, programming and design can have damaging effects. If any such vulnerabilities or flaws come to fruition, smart contract-based digital assets, including those held by our customers on our Exchange platforms, may suffer negative publicity, be exposed to security vulnerabilities, decline significantly in value, and lose liquidity over a short period of time.

In some cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges, or “super users”. These users have the ability to unilaterally, or to collude, to make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract. For smart contracts that hold a pool of reserves, these users may also be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the assets held by the smart contract in reserves. Even for digital assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally make adverse changes to a smart contract, the design, functionality, features and value of the smart contract, its related digital assets may be harmed. In addition, assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. These super users can also become targets of hackers and malicious attackers. If an attacker is able to access or obtain the super user privileges of a smart contract, or if a smart contract’s super-users or core community members take actions that adversely affect the smart contract, our customers who hold and transact in the affected digital assets may experience decreased functionality and value of the applicable digital assets, up to and including a total loss of the value of such digital assets. Although we do not control these smart contracts, any such events could cause customers to seek damages against our Company for their losses, result in reputational damage to us, or in other ways adversely impact our business, results of operations, financial condition, and share price.
We may encounter technical issues in connection with the integration of supported digital assets and changes and upgrades to their underlying networks, which could adversely affect our business.
In order to support any supported digital asset, a variety of front-and back-end technical and development work and integration is required to implement our wallet, custody, trading, staking and other solutions for our customers, and to integrate such supported digital assets with our existing technical infrastructure. For certain digital assets, a significant amount of development work is required and there is no guarantee that we will be able to integrate successfully with any existing or future digital asset. In addition, such integration may introduce software errors, performance concerns, or security weaknesses into our Exchange platform, including our existing infrastructure. Even if such integration is initially successful, any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, or other changes to the underlying blockchain network may occur from time to time, causing incompatibility, technical issues, disruptions, or security weaknesses to our Exchange platform. If we are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such digital asset, our customers’ assets may be frozen or lost, the security of our hot, warm, or cold wallets may be compromised, and our platform and technical infrastructure may be affected, all of which could adversely impact our business.
If miners or validators of any supported digital asset demand high transaction fees, our operating results may be adversely affected.
We may charge withdrawal fees when a customer sends certain digital assets from their Bullish account to a non-Bullish account. We estimate the withdrawal fee based on the cost that we will incur to process the withdrawal transaction on the underlying blockchain network. In addition, we also pay miner fees when we move digital assets for various operational purposes, such as when we transfer digital assets between our hot and cold wallets, for which we do not charge our customers. However, miner fees can be unpredictable. If the block rewards for miners on any blockchain network are not sufficiently high to incentivize miners, this may lead to higher transaction fees. Our payment of miner fees in excess of what we are able to charge our customers would negatively impact our operating results.
The value and existence of the digital assets held by our Company and our customers are dependent on the existence, actions, integrity and governance of the underlying blockchains. The underlying blockchain networks can potentially unilaterally take actions that adversely impact on our value and the value of our customers’ digital assets or such digital assets or transactions can be canceled.
The value and existence of the digital assets held by us and our customers are dependent on the existence, actions, integrity and governance of the underlying blockchains. Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, governance decisions or other changes to the underlying blockchain network may occur from time to time, which can cause incompatibility, technical issues, disruptions, or security weaknesses to our Exchange platform or render certain digital assets valueless. If we are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such digital asset, our and our customers’ assets may be frozen or lost, transactions may be canceled, the security of our or our customers’ wallets may be compromised, and our Exchange platform and technical infrastructure may be affected, all of which could adversely impact our reputation, business, operating results, financial condition and share price.
Risks Related to the Legal and Regulatory Environment
We are subject to a multi-jurisdictional legal and regulatory environment, which can be complex and conflicting and our regulatory compliance framework may not be sufficient to mitigate all relevant legal and regulatory compliance risks across the relevant jurisdictions.
Due to the geographical span of our Exchange business, personnel, office locations, as well as the complexity of our product and services, we are subject to a multi-jurisdictional legal and regulatory environment, which can be complex and conflicting. The lack of global cooperation and coordination between regulators can result in inconsistent regulatory framework and enforcement approaches. It is also difficult for us to correctly determine which legal regime has priority. Such complexity presents challenges to our ability to comply with all relevant laws and regulations, including regulatory, licensing and public disclosure requirements, financial crime prevention requirements (AML/CTF and anti-bribery and corruption), data protection and privacy, cybersecurity, consumer protection, tax and product-related laws and regulations.
We are in the process of developing and implementing our regulatory compliance framework. We intend to maintain regular communications with the regulators in the jurisdictions in which we hold or wishes to seek licenses or approvals. In addition, to facilitate ongoing regulatory compliance, we intend to systematically monitor legal and regulatory changes as well as obtain supplementary support from external experts. However, significant further investment and efforts will be needed to achieve this goal and, given our limited operating history and resources, we may not be able to do so quickly enough or adequately.
Our compliance framework may not meet the expectations of regulators in the jurisdictions relevant to our business and may not be sufficient to mitigate all relevant legal and regulatory compliance risks across the relevant jurisdictions. Our failure to comply with applicable legal and regulatory requirements in relevant jurisdictions may lead to loss of license and ability to do business in the impacted jurisdictions, enforcement actions, investigations, litigation and other legal proceedings resulting in material costs, fines and other penalties, which can adversely impact our brand, reputation, business, operating results, financial condition and share price.
Our strategic intent to operate as a globally regulated business may expose us to considerable legal and regulatory risks.
Currently, Bullish (GI) Limited, the subsidiary that operates our Exchange is incorporated in Gibraltar and subject to the regulatory requirements set by the GFSC, and obtained the DLT License (license number FSC1038FSA) in November 2021. Our Exchange platform is accessible by customers outside of Gibraltar in 50+ select jurisdictions in Asia Pacific, Europe, Africa, and Latin America. We are therefore particularly exposed to the risk of doing business internationally and on a cross-border basis.
In addition to our operations in Gibraltar, we have applied for licenses in Germany, Hong Kong, and the United States. This further expansion into multiple markets increases our exposure to a variety of regulatory environments with differing legal requirements, and consequently increases our compliance efforts.
Our intention to operate under a globally regulated business model may result in significant legal and regulatory uncertainties and risks. Those could include new or changing regulations, legal challenges, compliance costs, and potential enforcement action for non-compliance. These challenges may have a material adverse effect on our business, operations, financial condition, and reputation.

Our failure to obtain and maintain required regulatory licenses or approvals, or otherwise comply with any laws and regulations, could adversely affect our ability to launch our product or to offer our product to certain segments of customers around the world.
Our business may involve certain activities which may require regulatory licenses and qualifications. These activities are subject to material, costly and constraining financial regulation in jurisdictions worldwide. Our business may require regulatory licenses and approvals from multiple jurisdictions that we do not currently have. The process of acquiring and maintaining these licenses and qualifications is costly and time-consuming, will occupy material management attention and is not certain to be successful. We may not meet the requirements for such licenses or qualifications, including, for example, minimum capital requirements, or may fail to secure discretionary approval of relevant regulatory bodies. A failure or delay in receiving approval for a license or qualification, or an approval that is more limited in scope than initially requested, or subsequently limited or rescinded, could have a significant and negative effect on us, including the risk that a competitor gains a first-mover advantage. We may also experience difficulties in entering into markets where competitors have already obtained relevant licenses and have longer operating history and customer base.
The Bullish Exchange may not secure all or some of the licenses or approvals necessary to do so. We do not maintain operations in mainland China and do not intend to provide services in mainland China due to regulatory restrictions. We do not intend to onboard mainland Chinese residents or entities. We do not intend to conduct sales and marketing activities or other communication with mainland Chinese residents and do not intend to provide customer services to potential customers located in mainland China. In addition, jurisdictions where our Exchange platform is initially accessible may change their laws and regulations to prohibit us from offering our product and services to their local customers through such offshore entities. We may need to significantly alter our business model or cease offering products and services in certain jurisdictions, and may not ever be able to offer products and services in mainland China or such other prominent jurisdictions This may adversely impact our reputation, business, operating results, financial condition and share price.
In Gibraltar, our Exchange business is subject to the regulatory requirements set by the GFSC, and obtained the DLT License (license number FSC1038FSA) in November 2021. We believe Gibraltar’s regulatory framework offers a proportionate regulatory environment for our business to grow responsibly. However, the laws and regulations in Gibraltar on digital assets and exchanges are relatively new. We cannot fully anticipate how such laws and regulations will be applied to our business and operations in the future.
In the U.S., our Exchange business is registered as a Money Services Business (“MSB”) with the U.S. Financial Crimes Enforcement Network (“FinCEN”). We are also in the process of applying for money transmitter licenses and other state licenses necessary to provide services to the U.S. market. As a registered MSB, we are subject to the jurisdiction of FinCEN and U.S. anti-money laundering and counter-terrorist financing laws and regulations, including reporting obligations. If we breach such obligations, we may be subject to investigations, fines or other penalties, and our ability to seek approvals or licenses in the U.S. or elsewhere in the future may also be adversely impacted. In Hong Kong, our Exchange business has applied for Type 1 and Type 7 licenses with the SFC and is currently deemed licensed by the SFC. In Germany, our Exchange business has applied for a proprietary trading/principal brokerage license and a crypto asset custody license with the Federal Financial Supervisory Authority in Germany (BaFin).
Further, the law and regulation in jurisdictions relevant to our business in many instances remains unclear, uncertain, rapidly evolving and not assured to develop in a way that is favorable to us. Regulatory bodies may delay, or refuse to issue licenses, approvals and qualifications to our Company required for our business to grow.
In 2019, Block.one, which until July 2024 was our controlling shareholder, reached a settlement with the SEC related to Block.one’s ERC-20 token sale that took place between June 2017 and June 2018. Although, Block.one is no longer a major shareholder in Bullish, this historical settlement with the SEC may adversely impact our ability to obtain licenses or approvals in the future.
Even if we have obtained relevant licenses or approvals, such licenses or approvals may be subject to conditions that we cannot fulfill or significantly restrict our ability to operate a profitable business in one or more jurisdictions. In particular, the Exchange business in Hong Kong is subject to the condition that it can only provide services to Qualified Investors as defined by the SFC’s regulations. Such restriction, if not removed, may adversely impact our ability to generate profits in Hong Kong as we are unable to offer our products and services to individuals and companies that do not fulfill the Qualified Investor definition. Such licenses or approvals may also subsequently be revoked. There is a risk that our business could be outlawed in jurisdictions in which we seek to do business, which could adversely affect our ability to expand our business and become profitable. In addition, if we breach laws and regulations in one jurisdiction, such breach may adversely impact on our ability to obtain required licenses or approvals in another jurisdiction. Our failure to obtain required regulatory licenses or approvals, or otherwise comply with any laws and regulations, could adversely affect our ability to launch our product or to offer our product to certain segments of customers around the world, which in turn may adversely impact our brand, reputation, business, financial condition, and share price.
We intend to assess new jurisdictions when deciding to offer products and services there, and may not be able to fully assess all relevant legal and regulatory requirements when the decision is made.
Our products and services are complex and therefore it is difficult to ensure they meet regulatory requirements across different jurisdictions. Before deciding whether to offer products and services in a jurisdiction, we intend to assess the jurisdiction, including by way of legal review, to determine whether and to what extent services and products will be offered. Legal and regulatory change, as well as technical constraints, may result in changes in the services or products available or in the categories of customers that are able to access them in a particular jurisdiction. However, our decision for each jurisdiction will be a risk-based assessment and is not a determination binding on regulators. Further, it may not be possible or practical to obtain external advice across the full spectrum of legal and/or regulatory issues relevant to our business in all the jurisdictions. We intend to take a risk based approach in selecting the jurisdictions and/or issues to prioritize when obtaining external advice. We intend to utilize and rely on local law firms to inform us of the most relevant local regulatory requirements. However, even if we obtain such advice, there is no assurance that such advice is correct or that the conclusions of our advisors are shared by local regulators, customers, or other counterparties. We may therefore not be able to fully assess all relevant legal and regulatory issues across all relevant jurisdictions when the decision to enter certain locations is made. Difficulties in evaluating regulatory requirements across jurisdictions may result in unplanned costs and delayed or cancelled launches into particular jurisdictions, as well as increased legal and regulatory compliance risks.
The pace of change in the legal and regulatory environments relevant to our business can be fast and unpredictable and may require us to adapt and change business operations, including the operations of Bullish Exchange, CoinDesk Media, CoinDesk Indices and other business lines.
The pace of change in the legal and regulatory environments relevant to our Company can be fast and unpredictable. Such changes may require us to adapt and modify our business operations, including the operations of our Exchange, CoinDesk Media, CoinDesk Indices and other business lines. In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, may adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary. This may adversely impact the development of the digital assets as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain digital asset transactions. New laws, regulations, or interpretations may result in additional litigation, regulatory investigations and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or could impact how or where we offer such products and services. In addition, any changes in laws and regulations may require us to embed such changes into the relevant software or system architecture, which may impact on the operations of the rest of the IT system and cause disruptions. Such adaptations may be costly and difficult, and it may not be practical to adapt the platform or offer certain features.
Such changes in laws and regulations may also force us to stop or reduce services in certain countries to adapt the platform; exclude certain countries from receiving services altogether, and/or exclude certain types of customers either wholly or from the use of certain features.
Adverse changes to, or our failure to comply with, any laws and regulations may adversely impact our reputation and brand and our business, operating results, financial condition and share price.

Legal and regulatory treatment of digital assets are complex. In addition, regulatory changes or actions may rapidly restrict the use of digital assets, the operation of blockchain technology that supports such digital assets and platforms that facilitate the trading of such digital assets.
As blockchain technology and digital assets have grown in popularity and in market size, governments, regulators and self-regulators (including law enforcement and national security agencies) around the world are examining the operations of blockchain technology and digital asset issuers, customers, investors and platforms and may introduce regulations at a fast pace. To the extent that any government or quasi-governmental agency exerts regulatory authority over the digital asset industry in general, the issuance of digital assets, and trading and ownership of and transactions involving the purchase and sale or pledge of such digital assets, may be adversely affected suddenly. We may not have sufficient time frame or resources to appropriately respond to such sudden adverse changes and our business, financial condition, results of operations and share price can be adversely impacted.
The digital assets industry is relatively new and has limited access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed laws and regulation of digital assets or digital asset platforms adverse to our business.
Various governmental organizations, consumer agencies and public advocacy groups around the world have been examining the operations of digital asset networks, customers and platforms, with a focus on how digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold digital assets for customers. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by digital assets to customers and investors.
Unlike more established industries, the digital assets industry is relatively new and has comparatively limited access to policymakers and lobbying organizations in many jurisdictions. Competitors from more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials. Accordingly, legislators and regulators that are concerned about the potential for digital assets for illicit usage may affect statutory and regulatory changes with minimal or discounted inputs from the digital assets industry. As a result, new laws and regulations may be proposed and adopted, or existing laws and regulations may be interpreted in new ways that can adversely impact the digital assets industry and/or digital asset platforms. We may not be able to appropriately adapt to such sudden adverse legal and regulatory changes. Our inability to adapt to such changes in time may result in our Company being unable to offer our product and services in certain jurisdictions or customer segments, as well as enforcement actions, litigations, fines, and other penalties, which may adversely impact our reputation, business, operating results, financial condition and share price.
Laws and regulations may also be introduced or interpreted by regulators that lack experience in digital assets and blockchain technology. This may result in unclear rules that are difficult to comply with.
Many governments, regulators, self-regulators and other quasi-government agencies around the world that seek to regulate the digital assets industry lack experience in digital assets and blockchain technology generally. They seek to use existing laws and regulations and interpret them to apply to the digital assets industry. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets and related technologies. As a result, they may not contemplate or address unique issues associated with digital assets such as those associated with managing cryptographic key information, decentralized governance and blockchain immutability, and are thus subject to significant uncertainty and vary widely across jurisdictions.
Managing the cryptographic key information necessary to access digital assets results in risks that are not present for managing traditional assets and such risks may not be specifically or adequately addressed by existing legal regimes. These include: (i) technological risks that may not be contemplated by existing laws and regulations on information security, including risks with respect to both digital asset custody protocols for the holding of cryptographic key information and rapidly-changing nature of digital assets in the market that are not present with arrangements for holding traditional assets; (ii) legal risks — due to the unique characteristics of digital assets and the lack of legal precedents, there are thus significant legal questions surrounding how digital assets and cryptographic key information would be treated in legal proceedings arising from an adverse event (e.g., fraud, loss, theft, or bankruptcy); and (iii) regulatory challenges — there are significantly fewer regulatory requirements specifically relating to managing digital assets as compared to safeguarding traditional assets, which may result in inconsistent or conflicting regulations. The decentralized and anonymous nature of public blockchain networks can create ambiguity in relation to overall legal accountability relative to typical traditional arrangements involving centralized and known entities. This can lead to unique challenges in relation to the ability to enforce or meet legal and regulatory obligations (e.g. potential identity verification requirements in relation to unhosted network wallets/addresses or network operators/validators). Blockchain immutability can also present significant challenges in relation to the reversing of validated transactions, potentially limiting the extent of legal and regulatory enforcement (e.g. recovery of stolen digital assets) which would not typically be the case for traditional assets.
The obligations associated with these unique issues are not present in arrangements involving traditional assets that are not digital assets, and this may result in unclear rules that are difficult or impractical to comply with, and therefore increase our legal and regulatory compliance risks.
We may not be able to comply fully with all applicable legal and regulatory requirements in the jurisdictions relevant to our business, and may be subject to fines, penalties, censures and/or other adverse actions from regulators and/or law enforcement authorities as well as customers and other stakeholders.
As discussed above, we will be subject to extensive and complex laws, rules, regulations, policies, orders, determinations, directives, treaties and legal and regulatory interpretations and guidance potentially in multiple jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets requires us to exercise judgment as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. Although some of our senior management originate from multi-jurisdictional regulated financial service institutions, not all of them may have direct experience in dealing with regulatory requirements in relation to digital assets. Furthermore, the process to seek clarity from the regulators in many jurisdictions may not exist, or could be costly and dilatory. This may lead to additional regulatory and licensing requirements for our Company in some jurisdictions. The lack of clarity in the legal and regulatory regimes governing the digital assets industry around the world can lead to adverse actions against us from regulators in multiple jurisdictions, as well as consumers and other stakeholders. Further, when regulators do provide verbal explanations or assurances regarding the interpretation or enforcement of regulations, such verbal explanations or assurances may not be enforceable. By relying on such assurances or explanations, we may still be technically in breach of laws or regulations, and be at risk of legal liability and regulatory penalties or sanctions.
We may lack sufficient resources to build sufficient capacity to adapt and comply with the increased legal and regulatory requirements, including corporate governance and disclosure requirements, or to do so quickly enough.
For example, in 2019, the Financial Action Task Force, an inter-governmental agency tasked with preventing money-laundering, broadened the scope of its recommendations to include the Travel Rule for Virtual Asset Service Providers (“VASPs”), which requires VASPs to share beneficiary and originator information on transactions. Not all jurisdictions are enforcing this rule at this time as compliance with this rule is subject to numerous technical challenges. We will be subject to the Travel Rule and as a result may face substantial compliance costs to operationalize and comply with the Travel Rule in the relevant jurisdictions and may be subject to administrative sanctions for violations of the Travel Rule. Failure to implement the Travel Rule may adversely impact our ability to accurately execute and record customer transactions, which may lead to customer attrition, complaints or other adverse consumer actions if the user experience of our platform suffers as a result.
We currently do not offer the Bullish Exchange services in the United States and our Exchange is not registered with Commodity Futures Trading Commission (“CFTC”) as a designated contract market (“DCM”), swap execution facility (“SEF”), derivatives clearing organization (“DCO”) or futures commission merchant “FCM”). Persons that broker transactions in commodity derivatives with or for persons in the United States are subject to registration with the CFTC as an FCM. Platforms that bring together purchasers and sellers residing in the United States to trade commodity derivatives are subject to registration as DCMs or SEFs. Persons facilitating the clearance and settlement of commodity derivatives transactions are required to register with the CFTC as a DCO. The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that at least some digital assets, including Bitcoin and Ethereum, fall within the definition of a “commodity” under the U.S. Commodity Exchange Act of 1936. The CFTC has exclusive jurisdiction to regulate the offer and sale and trading of derivatives on commodities, such as futures, options, swaps and retail leveraged, margined, or financed contracts or transactions. In addition, the CFTC has general enforcement authority to police against manipulation and fraud in at least some spot digital asset markets. From time to time, manipulation, fraud and other forms of improper trading by market participants have resulted in, and may in the future result in, CFTC investigations, inquiries, enforcement action and similar actions by other regulators, government agencies and civil litigation. Such investigations, inquiries, enforcement actions and litigation may lead to significant costs being incurred as well as fines and other penalties.
Persons that effect transactions in securities with or for persons in the United States are, absent an exemption, subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers residing in the United States to trade securities are subject to registration as national securities exchanges or must qualify for an exemption, such as by registering as a broker-dealer/alternative trading system. Persons facilitating the clearance and settlement of securities transactions may in certain circumstances be required to register with the SEC as a clearing agency.
We do not currently offer Exchange services in the United States and our Exchange is not registered with the SEC as a broker-dealer, national securities exchange, alternative trading system or clearing agency. Bullish US Operations LLC has registered as a money services business with FinCEN and it is in the process of applying for money transmitter licenses and other state licenses necessary to provide services to the U.S. market. If we decide to support trading in the U.S. market only in digital assets that we determine are unlikely to be “securities” under applicable U.S. securities law, and assuming applicable U.S. securities laws and SEC rules currently in effect are not amended or modified in the interim, then we would not expect to initially pursue such registration as a broker-dealer, national securities exchange, alternative trading system or clearing agency with the SEC. See section entitled “Government Regulation”. Alternatively, if we decide either at the outset or subsequently to support trading in the U.S. market in digital assets that we determine are likely to be “securities” under applicable U.S. securities law, and again assuming applicable U.S. securities laws and SEC rules currently in effect are not amended or modified in the interim, we would expect to register with the SEC as a broker-dealer, national securities exchange, alternative trading system and/or clearing agency. The risks mentioned above regarding the evolution and modification of applicable laws, rules and regulations in multiple jurisdictions include the risks of such evolution or modification to applicable U.S. laws, rules and regulations, and any decision by our Company regarding offering Exchange services and digital assets in the United States would be based, in part, on an assessment of applicable U.S. securities laws and SEC rules in effect at that time.
Additionally, various other states in the U.S. have money transmitter licensing, “BitLicense”, or commodity dealer licensing requirements that may be implicated by the offer or sale of digital assets or our business lines to U.S. persons.
The U.S. market entry decision would involve an evaluation of the digital assets that we may potentially offer in the U.S. market and also of the attractiveness of the business that could be developed under the different approaches. There is considerable uncertainty surrounding the legal characterization of digital assets in the U.S. and any determination by us as to whether specific digital assets are unlikely to be “securities” would not be binding on the SEC or any other regulator. If we commence providing Exchange services in the United States without registering as a broker-dealer, national securities exchange, alternative trading system or clearing agency and, the SEC determines that one or more of the digital assets included in our business lines is a “security” under applicable U.S. securities law, based on its interpretation of existing, or implementation of new, laws, rules and regulations, we may be deemed to be operating as unregistered “broker” or “dealer,” national securities exchange, clearing agency or other applicable SEC regulated institution, and may be subject to investigations, enforcement actions and litigation by the SEC, which could lead to substantial costs, fines and penalties and impede our potential business plan to enter the U.S. market and could adversely affect our business, operating results, financial condition and share price.

To the extent we have not complied with applicable laws, rules and regulations, we could be subject to investigations and legal proceedings by regulatory and law enforcement authorities in multiple jurisdictions, significant fines, revocation of licenses, limitations on our products and services, extensive remediation requirements imposed by regulatory and law enforcement authorities, reputational harm and other regulatory and legal consequences, each of which may be significant and could adversely affect our business, operating results, financial condition and share price.
We may face increased extraterritorial regulatory actions from regulators in multiple jurisdictions even if we do not have operations in those jurisdictions.
As business operations generally become more global in nature due to the wide adoption of internet technology, more and more regulators and government agencies around the world exercise extra-territorial jurisdiction over entities operating physically outside their jurisdiction when enforcing locally implemented laws and regulations governing commerce conducted with persons located within their borders. We may thus face increased extraterritorial regulatory actions from regulators worldwide, even if we do not have local operations in a particular jurisdiction. Such regulatory actions may lead to investigations, fines, cease and desist orders, remediation requirements and other enforcement actions that negatively impact on our brand, reputation, business, operations and financial condition as well as share price.
We may incur increased operational costs and expend additional resources in order to navigate and comply and stay up to date with a complex and rapidly changing legal and regulatory environment.
As we are subject to a complex, multi-jurisdictional legal and regulatory environment that is rapidly evolving, we may also incur increased operational costs and expend additional resources to build up a sufficient compliance framework to navigate such a complex set of rules and stay up to date with changing laws and regulations. We may also incur additional operational costs in order to deal with the consequences of any breaches of such laws and regulations. The increase in operational costs may adversely affect our financial condition and profitability.
Although we may impose certain restrictions on the use of our products and services to comply with laws and regulations, it is possible for customers to circumvent such restrictions.
Given the international nature of our business, there is a risk that users from unauthorized jurisdictions or those employing identity masking techniques may access our Exchange, causing potential harm to our business. To comply with the requirements of laws and restrictions across different jurisdictions, we may implement restrictions on how and where our customers may use our products and services on our platform. This includes Know Your Customer (KYC) and account opening procedures, identity verification, and restrictions on accounts from certain jurisdictions. However, restrictions and controls implemented on our Exchange platform may nonetheless be circumvented by our customers through technological or other means as no controls are entirely foolproof. For example, unauthorized or impermissible customer access to Bullish’s products and services outside of jurisdictions where Bullish is authorized or permitted to offer its products and services to customers could render Bullish non-compliant with the laws and regulations of jurisdictions where Bullish has not obtained the required governmental licenses and authorizations and subject Bullish to legal or administrative penalties. If our compliance measures are circumvented by our customers, our Company and our customers may be deemed to fail to comply with applicable legal and regulatory requirements, which could result in fines, lawsuits, and other penalties and can adversely impact our brand, reputation, business, operating results and financial condition.
The Bullish Exchange platform may be exploited by customers to facilitate illegal activities or other serious misconduct, which may not be detected or prevented by our due diligence systems and controls. If any of our customers exploit our platform for illegal activities, our business can be adversely affected.
The Bullish Exchange platform may be exploited to facilitate illegal activity or other serious misconduct, including (but not limited to) fraud, money laundering, gambling, tax evasion, market manipulation (such as wash trades and spoofing), ransomware and other cyberattacks and scams. We or our partners may be specifically targeted by individuals seeking to conduct fraudulent and other illegal transfers, and it may be difficult or impossible for us to detect and avoid such transactions in certain circumstances. The use of our

Exchange platform for illegal or improper purposes could subject us to claims, individual and class action lawsuits, and government and regulatory investigations, prosecutions, enforcement actions, inquiries, or requests that could result in liability and reputational harm for us. Moreover, certain activities that may be legal in one jurisdiction may be illegal in another jurisdiction, and certain activities that are at one time legal may in the future be deemed illegal in the same jurisdiction. As a result, there is significant uncertainty and cost associated with detecting and monitoring transactions for compliance with local laws. In the event that a customer is found responsible for intentionally or inadvertently violating the laws in any jurisdiction, we may be subject to governmental inquiries, enforcement actions, prosecuted, or otherwise held secondarily liable for aiding or facilitating such activities. Changes in law have also increased the penalties for money transmitters for certain illegal activities, and government authorities may consider increased or additional penalties from time to time. Owners of intellectual property rights or government authorities may seek to bring legal action against money transmitters, including us, for involvement in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, and any resulting liabilities, loss of transaction volume, or increased costs could harm our business.
Moreover, while fiat currencies are more commonly used to facilitate illegal activities, digital assets are relatively new and, in many jurisdictions, may be largely unregulated. Many types of digital assets have characteristics, such as the speed with which digital assets transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain digital asset transactions, and encryption technology that anonymizes these transactions, that make digital assets susceptible to use in illegal activity. U.S. federal and state and foreign regulatory authorities and law enforcement agencies, such as the Department of Justice, SEC, CFTC, Federal Trade Commission, Department of the Treasury, including the Internal Revenue Service, or IRS, and various state securities and financial regulators have taken and continue to take legal action against persons and entities alleged to be engaged in fraudulent schemes or other illicit activity involving digital assets.
We have implemented and continue to seek to enhance our risk management and compliance framework, including KYC and ongoing customer due diligence systems and controls to detect and prevent illegal activities and other serious misconduct by our customers. However, such controls are not always effective and we may not be able to detect and prevent material violation of applicable laws and regulations or other serious misconduct by our customers or other users. If we onboard customers subject to national or international sanctions, or if our customers use our platform to engage in illegal activities or other serious misconduct, we may be subject to legal and regulatory proceedings resulting in loss of licenses and ability to conduct business in certain jurisdictions, fines, damages, sanctions or other penalties, and our brand, reputation, business, financial condition and share price may also be adversely affected.
The complex laws and regulations of multiple jurisdictions may lead to difficulties in clearly communicating relevant risks and other information to our customers and complying with applicable rules regarding such communications.
As discussed above, we are subject to complex laws and regulations of multiple jurisdictions, and such rules may not always be clear. This may lead to difficulties in clearly communicating the relevant risks associated with using our product and services to our customers. We may fail to provide disclosures or explanations to the satisfaction of our customers or as required by applicable disclosure rules and other laws and regulations, leading to consumer complaints, a loss of existing or future customers and/or adverse actions against our Company by our customers or consumer groups. Such failure may also result in regulatory investigations, fines, censures or other adverse action in multiple jurisdictions.
We provide information for customers regarding our products and services from time to time. Initially, such information is intended to be provided for the benefit of institutional and advanced retail customers. In the future, we may provide educational information and tools about digital assets and trading for the benefit of our mass market retail customers. If such information is deemed to be investment advice or otherwise subject to a regulatory license or approval that we do not currently have, we may incur legal liability and be subject to fines, penalties and other censures, which may result in adverse impact on our business, operating results, financial position, share price as well as brand and reputation.

The legal and regulatory treatment of the digital assets included in our business lines is unclear, may be subject to inconsistent recognition or treatment in different jurisdictions and fast, unpredictable and retrospective changes, which may adversely impact our business and operations and financial condition.
We support numerous digital assets on our Exchange. Subject to internal governance processes and applicable laws and regulations, we also intend to add new digital assets to our Exchange and other business lines in the future. However, the laws and regulations applicable to these digital assets will not always be clear and can lead to different recognition or treatment in different jurisdictions. We will need to make a judgment call with respect to the legal or regulatory treatment of such digital assets. Regulators in the relevant jurisdictions may disagree with our view regarding such treatment. For example, even if a digital asset itself is not a security, certain activities or services, such as paying interest or remuneration to a customer in exchange for the customer’s participation in a lending pool of digital assets we administer, or any participation by U.S. customers (who may have circumvented our Exchange’s onboarding restrictions) in the use of our trading services and technologies may be construed by the SEC or certain U.S. states as constituting the offer or sale of securities by us. We may also have incomplete information about the relevant digital asset when making a determination as to the legal treatment of such asset in the relevant jurisdictions. This would arise where information is not publicly available, non-existent or was not otherwise obtained, or because available information proves to be unreliable or incomplete. The lack of information does not alleviate our responsibility to comply with the applicable laws of the relevant jurisdictions and may not provide a defense against enforcement action for non-compliance. The applicable legal or regulatory treatment may also change and apply to our supported digital assets retrospectively. The uncertainties regarding the legal and regulatory treatment of the digital assets may result in us being required to obtain additional licenses and approvals which may be costly and time consuming, or having to suspend, restrict and/or remove certain digital assets from our Exchange, all of which may result in losses to our customers.
For example, the SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws, and has recently brought enforcement actions and entered into settlements with numerous digital asset industry participants alleging that certain digital assets are securities. Whether a digital asset is a security under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act. Digital assets as such do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the Howey and Reves tests, respectively. For many digital assets, whether or not the applicable tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security, and its statements and enforcement actions are not rules or regulations of the SEC and are not binding on the SEC. There is currently no certainty under the SEC’s application of the applicable legal test as to whether particular digital assets, products or services are not securities. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the United States presidential administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.
Moreover, a determination that a digital asset included in our business lines is a “security” or that our business line constitutes the offer or sale of a security or an instrument that otherwise require a license to trade by the SEC or any other governmental agency in the U.S. or elsewhere, or in a proceeding in a court of law or otherwise, could adversely affect the market price of digital assets supported on the Bullish Exchange or held by our Company generally and our ability to offer product and services in the relevant jurisdictions. Such determination may also lead to regulatory investigations, enforcement actions, litigations (including securities class actions in the US) and other legal proceedings, resulting in significant costs being incurred and fines, damages or other penalties.
The internal governance processes for admitting digital assets for trading on our Exchange includes an assessment of whether such assets could be considered to be “securities” under applicable law. While this assessment is risk-based and conducted by our Company, it is not a determination binding on regulators. In the future, if certain digital assets are determined to be securities under applicable law, these assets could not be supported by our Exchange, or if already supported, would need to be removed from trading unless our Exchange obtains the necessary additional authorizations from relevant regulatory authorities. Prior to offering a digital asset to the U.S. market, the digital asset will need to be assessed in accordance with our Exchange’s approval policies and having regard to U.S. securities laws, which assessment would be a risk-based assessment by our Company and not a determination binding on U.S. regulators.
The uncertain legal and regulatory treatment of digital assets across relevant jurisdictions may adversely impact our reputation, business, financial position, operating results and share price.
Failure to prevent U.S. persons from using the Bullish Exchange services that we cannot lawfully provide to them may result in regulatory investigations, sanctions and other consequences in the U.S.
If U.S. persons circumvent onboarding restrictions we implement, or if our policies, procedures and controls do not prevent U.S. persons from using Exchange services that are intended to be unavailable to them, we may be subject to investigations and, if determined to have not met the required standard, fines and other penalties by U.S. federal or state regulators. We may be required to cease offering digital assets and other services to customers in the U.S. These events may harm our ability to access the U.S. and other regulated markets in the future. In addition, such breaches and investigations, fines and other penalties can also lead to class actions and other regulatory and civil litigation against us. All of these can adversely impact our reputation, business, operations, financial condition and share price. Whilst we are developing internal controls and processes to mitigate this risk, there is no assurance that such measures even if implemented will be effective.
The legal and regulatory treatment regarding our leveraged trading services may be unclear, may be subject to inconsistent treatment in different jurisdictions, and subject to fast, unpredictable and retrospective changes, which may adversely impact our ability to offer such services.
The legal or regulatory treatment regarding leveraged trading services is not always clear and may be inconsistent in different jurisdictions. We have to make a judgment call regarding providing leveraged trading services to specific jurisdictions. However, we cannot assure that the relevant regulators would agree with our decision.
The laws and regulations relevant to leveraged trading services may change quickly and may apply to us retrospectively. We may be subject to additional regulatory requirements, including licensing and approval requirements, in specific jurisdictions. In the future, we intend to extend our product and services to US customers. US customers wishing to participate in the Margin Services may need to be “eligible contract participants” as defined by the Commodity Exchange Act of 1936 and the interest rate charged to US customers may be subject to limits in accordance with applicable state laws. We may not be able to extend the leveraged trading services to certain customer segments or in certain jurisdictions, including the US, if we fail to obtain the required local approvals or licenses, or be forced to suspend or stop providing such services in jurisdictions where they are currently available. This may lead to customer losses, regulatory and other legal actions, resulting in adverse impact on our reputation, business, operations, financial condition and share price.
The legal and regulatory treatment regarding custody of customer assets may be unclear, subject to inconsistent treatment in different jurisdictions, and fast, unpredictable and retrospective changes, which may adversely impact our ability to provide such service.
The legal or regulatory treatment regarding custody of customer assets is not always clear and may be inconsistent in different jurisdictions. We have to make a judgment call in this respect. However, we cannot assure that the relevant regulators would agree with our decision.
Our Exchange also utilizes third-party custodians and third-party custody service providers for cold storage services and hot and warm wallets that are jointly managed by our operations and those of our third-party custodian and third-party custody service provider. These third parties are similarly exposed to the risk of unclear legal and regulatory treatment regarding the custody of customer assets. Potential legal or regulatory action taken against our third party custodians and custody service providers could include the seizure or freezing of digital assets and the suspension of custody services, which could impact on our ability to access our own and customers’ digital assets.
The laws and regulations in this area can change quickly and can apply to our Company and our third-party custodians and custody service providers retrospectively. We and our third-party custodians and custody service providers may be subject to additional regulatory requirements, including licensing and approval requirements, in specific jurisdictions. We may be required to modify the way we provide custody services, or may not be able to extend the custody services to certain customer segments or in certain jurisdictions if we fail to obtain the required local approvals or licenses or be forced to suspend or stop providing such services in jurisdictions where they are currently available. This may lead to customer losses, regulatory and other legal actions, resulting in adverse impact on our reputation, business operations, financial condition and share price.
If we are deemed to be an investment company under the Investment Company Act of 1940, we may not be able to successfully execute our business strategy.
In general, under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “Investment Company Act”), a company that does not qualify to use one of the “private investment company” (or other specialized) exemptions from investment company status, that has made (or proposes to make) a public offering of its securities into the United States and that is, or holds itself out as being, engaged primarily in the business of investing, reinvesting or trading in securities must register, and is subject to regulation, as an investment company under the Investment Company Act. In addition, in general, investment company status may apply (again, unless a specialized exemption is available) because a company owns “investment securities” (essentially, non-controlling interests in other companies’ securities or controlling interests in companies that have the characteristics of an investment company) constituting more than 40% of the value of its unconsolidated total assets (disregarding U.S. government securities and “cash items”).
We may be subject to the registration provisions of the Investment Company Act if we are considered to engage in the business of investing, reinvesting, or trading in assets that are “securities” under the U.S. federal securities laws, or acquires or holds assets that are “investment securities” under the Investment Company Act which together constitute more than 40% of the value of our unconsolidated assets, exclusive of U.S. government securities and “cash items.”
Our legal and regulatory treatment under the Investment Company Act is dependent upon the determination that digital assets supported on our Exchange and other business lines, and in particular our business activities involving such digital assets (including the contribution of digital assets to the use of AMMI and other services relating to such digital assets), do not constitute “securities” and therefore “investment securities.” The SEC has stated that certain digital assets may be considered “securities” under the U.S. federal securities laws, but public non-binding statements by current and former senior officials at the SEC have indicated that the SEC does not intend to take the position that Bitcoin and Ethereum are currently securities. Such statements are not official policy statements by the SEC and are considered to reflect only the speaker’s views, which are not binding on the SEC or any other agency or U.S. court and cannot be generalized to any other digital asset.
If any of the digital assets supported on our Exchange, or our activities regarding such assets, are determined to be a “security” under the U.S. federal securities laws by the SEC or any other agency, or in a proceeding in a court of law or otherwise, it may have adverse consequences for us, including our classification as an “investment company” under the Investment Company Act. Moreover, the blockchain technologies underlying our Exchange and our platform more generally are novel technologies that are relatively untested. As a consequence, the applicability of the U.S. federal securities and derivatives laws to these blockchain technologies and their application to the services provided through our platform is unclear in certain respects. Due to such novelty and continued uncertainty regarding the regulatory classification of digital assets, it is possible that securities regulators may interpret current or future laws in a manner that adversely affects us, or causes us or certain or all of our operating subsidiaries to be classified as an “investment company.”
Additionally, there remain significant uncertainties and unresolved issues with respect to the accounting treatment of digital assets under applicable accounting rules. As detailed above in the risk factor “The nature of our business requires the application of complex financial accounting rules that are uncertain and may change from that presented” we have made certain assumptions in our interpretation of the accounting treatment of digital assets and its application to us. If any of these interpretations or their related assumptions turn out to be incorrect, this could adversely affect the analysis of whether we are an “investment company” under the Investment Company Act. Further, the clarification of existing accounting principles and standards applicable to digital assets, or the adoption of new accounting principles and standards, could require changes in our processes and business strategy (including the relative extent to which we conduct certain business activities as it relates to our Investment Company Act analysis), which would in turn affect the results of our operations and growth prospects.
To the extent we are deemed an “investment company” under the Investment Company Act, we will be subject to significant additional regulatory controls that could adversely affect our ability to successfully execute our business strategy, and which may require us to substantially change the manner in which we conduct our activities and the products and services that we offer on our platform. Such substantive additional regulatory requirements include, among others: (i) limitations on capital structure; (ii) restrictions on operating activities or permissible investments, including with respect to the acquisition of interests in affiliated companies; (iii) restrictions on the ability to incur borrowings; and (iv) specific compliance with reporting, recordkeeping, voting, proxy disclosure and other substantive requirements under the Investment Company Act. Registration as an “investment company” and the imposition of such regulatory requirements would likely result in extraordinary, non-recurring expenses, thereby adversely impacting an investment in us. If we determine not to comply, or if we cannot comply with such registration and additional regulatory requirements, we may need to cease all or certain parts of our operations, which can adversely impact our reputation, business, financial condition and share price.
We may be required to cooperate with regulatory or other law enforcement investigations in jurisdictions with conflicting legal and regulatory regimes.
As discussed above, we are subject to often conflicting legal and regulatory regimes from multiple jurisdictions. Government agencies, regulators and/or the public in one jurisdiction may also conflict with legal and/or regulatory regimes of the government agencies and/or regulators of another jurisdiction. From time to time, we may be required to cooperate with regulatory or other law enforcement investigations in a specific jurisdiction. Failure to do so can result in fines, penalties, censures or other adverse action. On the other hand, such cooperation may conflict with the legal and/or regulatory requirements of another jurisdiction relevant to our business, which can also result in adverse regulatory actions against us. In addition, the public in other relevant jurisdictions may disagree with our decision to cooperate, which adversely affect our public perception, brand and reputation, as well as our business, financial condition and share price.
We may be required to disclose customer information to regulatory or law enforcement authorities and may have to freeze customer assets, suspend or terminate customer accounts.
We may be required to disclose customer information, including personal data and financial information, pursuant to court orders, demands from regulators or law enforcement authorities in various jurisdictions with conflicting data protection, AML/CTF and security laws. Compliance with such a disclosure request in one jurisdiction can result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations of another jurisdiction, and also adversely impact our public perception and reputation. On the other hand, non-compliance in that jurisdiction can also result in adverse regulatory action, including fines, penalties and other censures.
We may also have to freeze customer assets, suspend or terminate customer accounts in order to prevent fraud, comply with court orders and/or AML/CTF laws and regulations. Failure to comply with such requirements may result in fines, regulatory sanctions and other penalties in the relevant jurisdiction. On the other hand, such local compliance actions may also adversely impact our reputation and public perception in other jurisdictions as well as our business, operations, financial condition and share price.
We may be required to comply with consumer protection laws in various jurisdictions that may lead to increased costs of compliance, potential investigations, fines, remedial requirements, potential actions by consumers against us, such as customer complaints and claims for losses, as well as not being able to enforce contracts and/or other rights against our customers.
We may have to comply with consumer protection laws in various jurisdictions that focus on protecting the rights of consumers. Laws and regulations relating to consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. We may in the future become subject to investigation and enforcement action by local, national, and international consumer protection agencies, which monitor customer complaints against us and, from time to time, escalate matters for investigation and potential enforcement against us. Any failure, or perceived failure, by us to comply with consumer protection-related laws and regulations to which we may be subject or other legal obligations relating to consumer protection could lead to increased costs of compliance, potential investigations, fines, remedial requirements, reputational damage, potential actions by consumers against us, such as customer complaints and claims for losses, as well as not being able to enforce contractual and/or other rights against our customers, which may result in adverse impact on our reputation, business, financial condition and share price.
We have to comply with applicable competition and antitrust laws in various countries that may hamper our ability to acquire new business or enter into other business arrangements with other industry participants.
We have to comply with applicable competition and antitrust laws in various countries. In connection with any acquisitions or other business arrangements with other industry participants, we must comply with various antitrust requirements. It is possible that perceived or actual violations of these requirements could give rise to regulatory enforcement action or result in us not receiving all necessary approvals in order to complete a desired transaction. Failure to obtain required approvals on a timely basis, if at all, from governmental authorities, or conditions placed upon approval, under competition and antitrust laws which could, among other things, delay or prevent us from completing a transaction, or otherwise restrict our ability to realize the expected financial or strategic goals of an acquisition or other business arrangements with other industry participants, which may adversely impact our reputation, business, financial condition and share price.
We rely on third-party vendors and suppliers for critical functions and their ability to comply with applicable laws and regulations. Any failure to comply with applicable laws and regulations on their part can result in disruption to our operations and our ability to comply with applicable laws and regulations.
We rely on third-party vendors and suppliers for critical functions and their ability to comply with applicable laws and regulations. If our service provider fails to comply with applicable laws and regulations, they may be forced to stop or suspend critical functions to us. This can result in disruption to our operations and our ability to comply with applicable laws and regulations. In addition, the rapid changes in laws and regulations may also adversely impact on our third-party vendors and service providers. Their inability to adapt to the changes in the legal and regulatory environment can adversely impact our reputation, business, operations, financial condition and share price.
We may become a party to material litigation and other legal proceedings, including actions by regulators, government and law enforcement authorities, private actions on both individual and class basis, actions against or from employees, as well as other counter-parties.
We may become a party to material litigation and other legal proceeding. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by a large number of claimants, when claimants seek substantial or unspecified damages or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.
As discussed above, our business can be subject to significant regulation and oversight, including periodic examination by regulatory authorities. We could be the subject of inquiries, investigations, sanctions, cease and desist orders, terminations of licenses or qualifications, lawsuits and proceedings by counterparties, customers, other third-parties and regulatory and other governmental agencies, which could lead to increased expenses or reputational damage. Responding to inquiries, investigations, audits, lawsuits and proceedings, regardless of the ultimate outcome of the matter, is time-consuming and expensive and can divert the attention of senior management. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last a number of years.

The risks described above may be greater for companies in the blockchain and digital asset industries as they are relatively new and customers, stakeholders, counterparties and regulators are expected to need significant education to understand the mechanics of products and services that rely on blockchain technology.
If we and/or any governmental agency believe that we have accepted capital contributions by, or is otherwise holdings assets of, any person or entity that is acting directly or indirectly in violation of any anti-money laundering or anti-corruption laws, rules, regulations, treaties, sanctions or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficker or senior foreign political figure(s) suspected in engaging in foreign corruption, we and/or such governmental agency may “freeze the assets” of such person or entity. We may also be required to report and remit or transfer those assets to a governmental agency. Any such action may harm our reputation and adversely affect our business, financial condition and results of operations.
We may from time to time become subject to claims, arbitrations, individual and class action lawsuits or other legal proceedings, government and regulatory investigations, inquiries, actions or requests, including with respect to both consumer and employment matters and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. Failure to cooperate with government and regulatory investigations, inquiries, actions or requests may result in fines, regulatory sanctions and other penalties in the relevant jurisdiction.
The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:
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substantial payments to satisfy judgments, awards, fines or penalties, disgorgement of profits, or restitution;

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substantial outside counsel legal fees and costs;

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additional compliance and licensure requirements;

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loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

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loss of productivity and high demands on executive and employee time;

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criminal sanctions or consent decrees;

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termination of certain employees, including members of our executive team;

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barring of certain employees from participating in our business in whole or in part;

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orders that restrict our business or prevent us from offering certain products or services;

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changes to our business model and practices;

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delays to planned transactions, product launches or improvements; and

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damage to our brand and reputation.

Regardless of the outcome, any such matters can have an adverse impact on our business, share price, operating results, or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.
Engaging in cross-border business can make it difficult for us to ensure that we adequately protect our legal rights and interests. We may incur liability from breaching our legal obligations or may not be able to enforce legal rights and obligations or to enforce them consistently and predictably across these jurisdictions.
Engaging in cross-border business can make it difficult for us to ensure that we adequately protect our legal rights and interests, including under contracts with counterparties and terms of business with our customers. There are numerous national, local and international laws and regulations relevant to our business and operations, the scope of which is rapidly changing, subject to differing interpretations and may be inconsistent among countries, or conflict with other rules. As a result, we may incur liability from breaching our legal obligations or may not be able to enforce legal rights and obligations to protect our interests (including under relevant terms and conditions with our customers and counterparties) or to enforce them consistently and predictably across these jurisdictions. This may lead to legal proceedings and result in additional liability, damages, compensation, fines and other penalties against us, which may adversely impact our reputation, business, financial condition and share price.
Due to the complexity of the relevant laws and regulations for our business and operations, the legal treatment of our terms of service with our Exchange customers as well as contracts with our third-party service providers is untested and therefore uncertain.
For example, our Exchange terms of service are intended to be governed by Gibraltar law. The laws relating to virtual currencies and blockchain technology in Gibraltar are relatively new and untested, and there is uncertainty as to how they will apply to our Company. Because the application of Gibraltar’s laws to the operations of our Exchange and Gibraltar law governed contracts may be unclear and may raise concerns for resolution of disputes, this lack of clarity could lead to unexpected results for us in attempting to enforce our agreements in Gibraltar courts. Furthermore, courts in other jurisdictions could refuse for various reasons to enforce the Gibraltar forum selection clause and instead decide to allow lawsuits against our Company that are filed in their jurisdictions to proceed, which could lead to us being required to incur the costs, expenses and other burdens of pursuing litigation in foreign tribunals.
There is also uncertainty as to whether our terms of service will be found to contractually govern our legal relationship with customers in some jurisdictions or whether courts in some jurisdictions may choose to override the contractual provisions of these terms of service based on regulatory or other non-contractual principles and sources of law. It is possible that, in some jurisdiction in which our customers are located, courts could reach the conclusion that these terms of service are insufficient to form a valid contract with customers in that jurisdiction, and therefore the terms of service do not apply.
Even if these terms of service are found to be sufficient to form a valid and binding contract with our customers in some jurisdiction, the law in such jurisdiction may impose additional or different duties or liabilities on us outside or beyond the terms of service (e.g., under tort, consumer protection, or other bodies of law or regulation), or renders any individual provision within the terms of service (e.g., limitations on liability or the Gibraltar forum selection) invalid or unenforceable. Courts in that jurisdiction could reach the conclusion that additional or different extra-contractual duties or liabilities apply to us, outside or beyond the terms of service, or that a particular provision of the terms of service is invalid and unenforceable (even if the terms of service as a whole are not).
Due to such uncertainty in legal treatment of our terms of service and other contracts, we may find it difficult to rely on such contractual terms to enforce our legal rights and avoid or reduce our liabilities in situations where such reliance is necessary, for example, when customers claim against our Company for loss or damages, or when a customer or counterparty fail to comply with obligations owed to us. Such uncertainty can lead to unanticipated legal liability, material costs and expenses or other financial or non-financial burdens for us as well as resulting in difficulties for us to offer our product or services in some jurisdictions.
We rely on external legal counsel to provide us with accurate advice, which may be wrong or inaccurate. We may not be able to onboard external counsel with the right skill sets and experience in the blockchain technology and digital assets industry. We may incur increased costs in obtaining external legal advice from counsel with the appropriate level of quality and expertise.
Due to the complexity and novelty of the law and regulations on the blockchain technology and digital assets industry, we have to from time to time rely on external legal counsel to provide us with accurate advice. However, as the industry is relatively new, the interpretation of law and regulations by external counsel may be different from that of government authorities. The advice from external counsel may be wrong or inaccurate.
In addition, as there is a limited pool of suitably qualified legal counsel with sufficient expertise in digital assets and blockchain technology, we may not be able to onboard external counsel with the right skill sets and experience. We may incur increased costs in obtaining external legal advice from counsel with the appropriate level of quality and expertise.
If we are unable to secure quality services from suitably qualified external counsel, we may be exposed to increased legal and regulatory risks.

We will obtain and process a large amount of sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business.
We will obtain and process large amounts of personal data, including personal data related to our customers and their transactions, such as their names, addresses, social security numbers, visa information, copies of government-issued identification, trading data, tax identification, and bank account information. We also plan to collect, process, store and use biometric data as part of our KYC process. Biometric personal data is considered sensitive personal data under certain global privacy laws, and may be subject to heightened requirements around its collection, processing, and storage. We face risks, including to our reputation, in the handling and protection of personal data, and these risks will increase as our business continues to expand. Federal, state, and international laws and regulations governing privacy, data protection, and e-commerce transactions require us to safeguard our customers’, employees’ service providers’ and other counterparties’ personal data.
We have organizational, technical, and physical security measures and controls in place and maintain a robust information security program. However, our security measures may be inadequate or breached as a result of third-party action, employee or service provider error, malfeasance, malware, phishing, hacking attacks, system error, social engineering, advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or otherwise, and, as a result, someone may be able to obtain unauthorized access to sensitive information, including personal data, on our systems leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, personal and business data on our systems.
Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our customer data, we may also have obligations to notify customers and regulators about the incident, and we may need to provide some form of remedy, such as a subscription to credit monitoring services, pay significant fines to one or more regulators, or pay compensation in connection with a class-action settlement. Furthermore, we may be required to disclose personal data pursuant to demands from individuals, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws, which could result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations. Additionally, changes in the laws and regulations that govern our collection, use, and disclosure of customer data and offering products and services to new jurisdictions could impose additional requirements with respect to the retention and security of customer data and could limit marketing activities. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises customer data. Our failure to comply with data protection laws or the improper disclosure of our own confidential business information or sensitive customer information could have an adverse effect on our reputation, business, operating results, financial condition and share price.
We are subject to the laws and regulations on data protection in multiple jurisdictions, including the General Data Protection Regulation (the “GDPR”), which can be complex and conflicting. We may face investigations, fines and sanctions if we violate such laws and regulations and incur increased operational costs in order to ensure future compliance.
Our operations subject us to laws and regulations on data protection in multiple jurisdictions, which are often evolving and sometimes conflicting.
For example, laws governing the processing of personal data in Europe (including the E.U. and European Economic Area, and the countries of Iceland, Liechtenstein, and Norway) will impact us. The GDPR, which will apply to us, came into effect on May 25, 2018. The GDPR defines “personal data” broadly, and it enhances data protection obligations for controllers of such data and for service providers processing the data. It also provides certain rights, such as access and deletion, to the individuals about whom the personal data relates. Industry groups have collaborated to create frameworks and best practices for establishing legal bases for the processing, transferring, and managing personal data under the GDPR and other E.U. privacy laws including the ePrivacy Directive. Although these frameworks are actively in use across multiple industries, we cannot predict the effectiveness of these frameworks over the long term. European regulators have questioned the viability of various activities relating to personal data and activists have filed complaints with regulators of alleged non-compliance by specific companies. Non-compliance with the GDPR can trigger steep fines of up to the greater of €20 million or 4% of total worldwide annual revenue.
Other countries and jurisdictions throughout the world are considering or enacting laws and regulations requiring the local storage of data. Such laws may require all data operators collecting personal data from residents of that country to comply with laws regulating the local storage of such data in databases located in the territory. Such laws may apply not only to local data controllers but also to data controllers established outside the territory to the extent they gather personal data relating to residents through websites aimed at the territory.
Continuing to maintain compliance with GDPR and other privacy and data protection laws and regulations requires significant time, resources, and expense, as will the effort to monitor whether additional changes to our business practices and our backend configuration are needed, all of which may increase operating costs, or limit our ability to operate or expand our business. These existing and proposed laws, regulations, and industry standards can be costly to comply with and can delay or impede the development of new solutions, result in negative publicity and reputational harm, increase our operating costs, require significant management time and attention, increase our risk of non-compliance, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.
Finally, because the interpretation and application of many privacy and data protection laws (including the GDPR), commercial frameworks, and standards are uncertain, it is possible that these laws, frameworks, and standards may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our solutions. If so, in addition to the possibility of fines, lawsuits, breach of contract claims, criminal penalties and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our solutions, which could have an adverse effect on our business. Furthermore, we may also be required to disclose personal information to regulators and government authorities in a variety of jurisdictions with conflicting laws and regulations. Such disclosure may result in adverse media coverage and harm our brand and reputation, leading to loss of customers, which can result in adverse impact on our business, financial condition and share price.
We may become subject to liability based on the use of our products by our clients.
Our products support the investment processes of our clients, which, in the aggregate, manage a significant number of assets. Our client agreements have provisions designed to limit our exposure to potential liability claims brought by our clients or third parties based on the use of our products. However, these provisions have certain exceptions and could be invalidated by unfavorable judicial decisions or by federal, state, foreign or local laws. Use of our products as part of the investment process creates the risk that clients, or the parties whose assets are managed by our clients, may pursue claims against us for very significant dollar amounts. Any such claim, even if the outcome were to be ultimately favorable to us, would involve a significant commitment of our management, personnel, financial and other resources and could have a negative impact on our reputation. In addition, such claims and lawsuits could have a material adverse effect on our business, financial condition or results of operations.
Risks Related to Intellectual Property
Third-parties may make claims or bring legal proceedings against us for alleged infringement of their intellectual property rights and consequences could include having to cease offering our products or services.
In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in our industry, as well as litigation, based on allegations of infringement or other violations of intellectual property rights. Furthermore, individuals and groups can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours.
In conducting our business, we may be subject to claims of infringement or misappropriation of third-party intellectual property rights. We cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third-parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. We have not investigated whether technologies we use potentially infringe third-parties’ intellectual property or similar rights.
Further, from time to time, there have been claims against companies that incorporate open source software into their solutions, challenging the ownership of open source software. We use open source software and as a result could be subject to lawsuits by parties claiming ownership of what we believe to be open source software.
In addition, if others have or obtain a valid patent covering technology critical to our business, there can be no guarantee that they would be willing to license such technology at acceptable prices or at all, which could have an adverse effect on our business, financial condition and results of operations. Moreover, if for any reason we were to fail to comply with our obligations under an applicable agreement, we may be unable to operate, which would also have a material adverse effect on our business, financial condition and results of operations.
Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products or services or using certain technologies, force us to implement expensive work-arounds, or impose other unfavorable terms. Even at an interim stage, we could be enjoined from using the relevant intellectual property and have to cease offering our products or services as a result. We expect that the occurrence of infringement claims is likely to grow as the digital assets market grows and matures. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our shares may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our reputation, business, operating results, financial condition and share price.
If we do not adequately protect our intellectual property rights, we may incur significant costs and our reputation, business, financial condition, results of operations and share price may be adversely affected.
We consider certain aspects of our products and processes to be proprietary. We rely primarily on a combination of trade secret, patent, copyright and trademark rights, as well as contractual protections and technical measures, to protect our products and processes.
We expect that our competitors will likely imitate our products, services and technology, which could harm our business. We expect that only a portion, if any, of the intellectual property used in the operation of our business is patent eligible or potentially patentable, and therefore we will rely significantly on trade secrets, trade and service marks and copyright. We also expect that we will rely on trade secret protection and confidentiality agreements with our employees, consultants, suppliers, third-party service providers and others to protect our intellectual property and proprietary rights. Nevertheless, the steps we plan to take to protect our intellectual property and proprietary rights against infringement or other violation may be inadequate and we may experience difficulty in effectively limiting the unauthorized use of our patents, trade secrets, trade and service marks, copyright and other intellectual property and proprietary rights worldwide. We also cannot guarantee that others will not independently develop technology with the same or similar function to any proprietary technology we rely on to conduct our business and differentiate ourselves from competitors. We expect others to try to do so.
We could incur significant costs and management distraction in pursuing claims to enforce our intellectual property and proprietary rights through litigation and defending any alleged counterclaims. If we are unable to protect or preserve the value of our patents, trade secrets, trade and service marks, copyright, or other intellectual property and proprietary rights for any reason, our brand and reputation could be damaged and our business, financial condition, results of operations and share price could be adversely affected.
Our platform contains third-party open-source software components and we may make certain of our own software open source, which may entail greater operational risks than use of third-party commercial software.
Our technology contains software modules licensed to Bullish by third-party authors under “open source” licenses. We may also make certain of our own software available to customers for free under various open source licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our Exchange platform, leading to greater cyber security risks.
Some open source licenses contain requirements that the licensee makes available source code for modifications or derivative works we create based upon the type of open source software we use or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software.
We expect that we will monitor our use of open source software to avoid subjecting our platform to conditions we do not intend, but we cannot provide assurance that our processes for controlling our use of open source software will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face litigation, infringement or other liability, or be required to seek costly licenses from third-parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our Exchange platform, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, operating results and financial condition. Moreover, the terms of many open source licenses have not been interpreted by courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform.
The risks associated with our use of open-source software described above can result in adverse impact on our reputation, business, operations, financial condition and share price.
We may be unable to continue to use the domain names used in our business or prevent third-parties from acquiring and using domain names that infringe, misappropriate or otherwise violate, are similar to, or otherwise decrease the value of our brand, trademarks, or service marks.
We have registered domain names that are used in, or are related to, our business, most importantly www.bullish.com and www.coindesk.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause substantial harm or cause us to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names due to a variety of reasons. In addition, our competitors and other third-parties have attempted and will attempt to capitalize on our brand recognition by using similar domain names. We may be unable to prevent our competitors and other third-parties from acquiring and using domain names that infringe, misappropriate, or otherwise violate, are similar to, or otherwise decrease the value of our brand or trademarks or service marks. Obtaining, maintaining, protecting, defending and enforcing rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition, and results of operations.
Our use of open source code could impose unanticipated delays or costs in deploying our products, or impose conditions or restrictions on our ability to commercialize our products or keep them confidential.
We rely on open source code to develop software and to incorporate it in our products, as well as to support our internal systems and infrastructure. We monitor our use of open source code to attempt to avoid subjecting our products to conditions we do not intend. The terms of many open source code licenses, however, are ambiguous and have not been interpreted by U.S. courts. Accordingly, there are risks that there may be a failure in our procedures for controlling the usage of open source code or that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In either event, we could be required to seek licenses from third parties in order to continue offering our products, to make generally available (in source code form) proprietary code that links to certain open source code modules, to re-engineer our products or systems or to discontinue the licensing of our products if re-engineering could not be accomplished on a timely basis. Any of these requirements could materially adversely affect our business, financial condition or results of operations.
We are subject to risks associated with information disseminated through our products and services.
Companies providing data or information may be subject to claims relating to information disseminated through them, including claims alleging defamation, libel, breach of contract, invasion of privacy, negligence, copyright or trademark infringement, among other things. The laws relating to the liability of companies providing information disseminated through their services are subject to frequent challenges both in the U.S. and foreign jurisdictions. We are also subject to potential liability to third parties for the customer-provided content on our products and services, particularly in jurisdictions outside the U.S. where the applicable laws are unsettled. If we become liable for information provided by our customers and carried on our products and services, we could be directly harmed and we may be forced to implement new measures to reduce our exposure to this liability, including expending substantial resources or discontinuing certain product or service offerings, which could harm our business.
Risks Related to Personnel
We depend on talented, experienced and committed personnel to operate and grow our business and may incur increased operational costs to recruit, train, motivate and/or retain them. If we are unable to do so, our business, financial condition, results of operations and prospects may be adversely affected.
We believe that our future success is highly dependent on the talents and contributions of our employees. Our future success depends on our ability to attract, develop, motivate and retain highly qualified and skilled employees. Our growth strategy is based, in part, on our ability to attract and retain highly skilled employees, including qualified engineers. Due to the nascent nature of digital assets, the pool of qualified talent is extremely limited, particularly with respect to executive talent, engineering, security, product, risk management, and financial services regulatory expertise. We have and will continue to face intense competition for qualified individuals from numerous software and other technology companies and have previously experienced attrition in these areas. We may incur increased operational costs to recruit, train, motivate and/or retain qualified and suitable personnel. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. We may face difficulties in recruiting and retaining professionals of a caliber consistent with our business strategy in the future. The loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could adversely impact our operating results and impair our ability to grow.
If we are unable to onboard or retain sufficient personnel to adequately staff all of our essential functions and operations or may have to onboard new personnel quickly in order to operate our business. This can result in increased operational risks, including risks of misconduct or human errors, and negatively impact our business and reputation. If we are unable to successfully identify and retain qualified professionals, our business, prospects, financial condition and results of operations may be adversely affected.
Employees that we have invested time and resources to train can join competitors. Any non-compete provisions may be time consuming and costly to enforce or may be unenforceable and provide limited protection for us.
As we operate in a relatively new industry, we will need to place a high priority on our employees including employee training and development. Such training and development will require a significant amount of time and resources but is critical for our success in the industry. Despite these investments in training and development we may still experience attrition. However, non-compete agreements are not permissible or are limited by law in certain jurisdictions and, even where they are permitted, employees may not enter into non-compete agreements with us. Competition to hire and retain highly qualified employees is intense and our failure to retain employees could harm our business.

The composition of our executive team may change, which could impact the operation of business activities and also trigger additional regulatory and legal requirements on our business and operations as well as increased tax liabilities.
The existing executive team may depart from us and be replaced by new executive team members in the future. Such changes may impact our culture and strategic focus. Existing employees may take time to adapt to operating under the new executive team, which can impact employee performance and retention. The location and citizenship of the new leadership team may also trigger additional regulatory, licensing and tax implications across the relevant jurisdictions, leading to potential additional regulatory or licensing requirements for us or an increase in tax liability. This can negatively impact our business, operations and financial condition.
Our growth may place significant strain on our management and other resources.
We must plan and manage our growth effectively to increase revenue and maintain profitability. Our growth has placed, and is expected to continue to place, significant demands on our personnel, management and other resources. We must continue to improve our operational, financial, management, legal and compliance processes and information systems to keep pace with the growth of our business. There can also be no assurance that, if we continue to grow internally or by way of acquisitions, management will be effective in attracting and retaining additional qualified personnel, expanding our physical facilities and information technology infrastructure, integrating acquired businesses or otherwise managing growth. Any failure to effectively manage growth or to effectively manage the business could have a material adverse effect on our business, financial condition or results of operations.
If we are required to shift the geographical locations of our operations due to political, legal and regulatory requirements, changes or other external events, we may experience disruption of business, additional costs and expenses, and loss of key personnel, any of which could adversely affect our financial condition and results of operations.
Our success depends in large part on our ability to attract and retain key personnel. If we are required to shift the geographical locations of our operations due to political, legal and regulatory requirements, changes or other external events, our key personnel may not be able or willing to relocate and relocation will cause disruption of business, additional costs and expenses, and loss of key personnel, any of which could adversely affect our financial condition and results of operations. The unexpected loss of services of key personnel could have an adverse impact on our business because of a loss of their skills, knowledge of our market and years of industry experience. If we are not able to promptly recruit qualified personnel after relocation, our business and operations could be adversely affected.
The process of geographically diversifying our business operations and re-balancing our operational presence may be disruptive to Bullish’s business which could adversely affect results of operations due to potentially higher expenses and lower revenues.
In addition, depending on the extent of the risks and uncertainties, Bullish may determine it must relocate operations to another jurisdiction, which could result in disruption of business, additional costs and expenses, and loss of key personnel, any of which could adversely affect its financial condition and results of operations.
Our officers, directors, employees and large shareholders may encounter potential conflicts of interests with respect to their positions or interests in certain digital assets, entities and other initiatives.
We may engage in a wide variety of transactions and develop relationships with a number of digital asset projects, their developers, members of their ecosystem and investors. These transactions and relationships could create potential conflicts of interests in management decisions that we make. For instance, certain of our officers, directors and employees are active investors in digital asset projects themselves, and may be involved in making investment decisions in respect of projects that they have personally invested in. Many of our large shareholders also make investments in these digital asset projects. Similarly, certain of our directors, officers, employees and large shareholders may hold digital assets that we are considering supporting for trading on our platform, and may be involved in making decisions in respect of such approval process. While we are implementing policies and procedures to limit and mitigate such risks, there is no assurance that such policies and procedures will be effective, or that we will be able to manage such conflicts of interests adequately. If we fail to manage these conflicts of interests, we may be exposed to adverse media coverage, regulatory investigations and legal proceedings, leading to adverse impact to our reputation, business, financial position and share price.
We are dependent on key personnel and the loss of one or more of our key personnel may result in adverse impact.
We operate in a relatively new industry that is not widely understood and requires highly skilled and technical personnel. Due to the nascent nature of the digital assets industry, the pool of qualified talent is extremely limited, particularly with respect to executive talent, engineering, security, product, risk management, and financial services regulatory expertise. We will face intense competition for qualified individuals from numerous software and other technology companies. We are dependent on key personnel for our operation. To attract and retain key personnel, we will incur significant costs, including salaries and benefits and equity incentives. Even so, these measures may not be enough to attract and retain the key personnel we require to operate our business effectively. The loss of one or more of our key personnel or the change of the leadership team could adversely impact our reputation, business, operating results, financial condition and share price.
Misconduct, errors, mistakes and/or inappropriate conduct (including breach of laws, regulations and internal policies) or public statements by our personnel and/or service providers, and/or ours failure to appropriately respond to such conduct or situation, may result in legal liability for us and adversely impact our business operations as well as reputation.
There is a risk that an employee of, or service provider to, our Company or any of our affiliates could engage in misconduct that adversely affects our business. It is not always possible to deter such misconduct, and the precautions we take to detect and prevent such misconduct may not be effective in all cases.
Employee or service provider misconduct or error, including breach of laws, regulations and/or our internal policies, could subject us to legal liability, financial losses and regulatory sanctions and could seriously harm our reputation and negatively affect our business. Such misconduct could include breach of anti-bribery and corruption laws, engaging in improper or unauthorized transactions or activities, misappropriation of customer funds, insider trading and misappropriation and misuse of information (including material non-public information), failing to supervise other employees or service providers, improperly using confidential information, as well as improper trading activity such as spoofing, layering, wash trading, manipulation and front-running. Employee or service provider errors, including mistakes in executing, recording, or processing transactions for customers, could expose us to the risk of material losses even if the errors are detected. Although we plan to implement processes and procedures and provide training to our employees and service providers to reduce the likelihood of misconduct and error, these efforts may not be successful.
Moreover, the risk of employee or service provider error or misconduct may be even greater for novel products and services and may be compounded by the fact that many of our employees and service providers are accustomed to working at tech companies which generally do not maintain the same compliance customs and rules as financial services firms. This can lead to high risk of confusion among employees and service providers, particularly in a fast growing company like ours, with respect to compliance obligations, particularly including confidentiality, data access, trading and conflicts.
It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found to have not met our regulatory oversight and compliance and other obligations, we could be subject to regulatory sanctions, financial penalties and restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity and seriously damage our reputation. Our employees, contractors and agents could also commit errors that subject us to financial claims for negligence, as well as regulatory actions, or result in financial liability. Further, allegations by regulatory or criminal authorities of improper trading activities could affect our brand and reputation. Our failure to appropriately respond to such conduct or situation can also adversely impact our business operations as well as reputation.
Our personnel or service providers may also make inappropriate or harmful public statements in their own capacity that are not authorized by us, including posting on social media platforms. By virtue of their association with us, the public may react negatively against us. Such unauthorized public statements may damage our brand, reputation and public perception and adversely impact our business, financial condition and share price.
Our personnel may make claims or allegations against us that could harm our reputation and public perception. If we do not handle these claims or allegations appropriately, our reputation, business, financial condition and share price may be adversely impacted.
We may have disputes with our management, employees and other personnel for various reasons. They may make allegations against us on matters such as discrimination, bullying, harassment and invasion of privacy. Their claims or allegations against us can harm our reputation and public perception, even if such claims or allegations are unfounded. Whether we can maintain the relationship with such personnel also depends on our ability to handle such claims or allegations appropriately. If we do not handle these claims or allegations appropriately, we may be exposed to adverse media coverage, investigations and/or legal proceedings and our reputation, business, financial condition and share price may be adversely impacted.
Due to the global locations of our personnel, we may not be able to fully comply with all applicable employment laws and regulations in all relevant locations.
Our international locations subject us to employment laws and regulations of multiple jurisdictions. Further, there may be times when we face increased travel restrictions such as a pandemic, our personnel may need to work from home based in multiple locations around the world. Such arrangements can further increase the relevant employment law requirements and tax implications for us. Compliance with applicable employment laws and regulations that apply to our international locations may increase our cost of doing business, and violation of these laws or regulations may interfere with our ability to offer our services competitively in one or more countries, expose us to fines and penalties or other sanctions, increase the risk of exposure to tax and other liabilities and result in the limitation or prohibition of our conduct of business.
We may not be able to effectively or appropriately administer employee incentive plans.
To attract and retain employees, as well as to comply with applicable employment laws, we have implemented various employee incentive plans. Share-based compensation as a result of our issuance of options, restricted shares or other types of incentive securities under our employee incentive plans may increase our operating expenses and affect our capital structure, which may adversely impact the interests of our shareholders. In addition, if we are not able to effectively administer our employee incentive plans to the satisfaction of our employees, we may not be able to attract and retain highly qualified personnel and may face legal proceedings. This can result in adverse impact on our reputation, business and financial position and share price.
We are exposed to potential fraud risk and physical security threats, both internally and externally, which could result in loss of assets for us and our customers, as well as risk to the safety of our personnel.
We and our customers may incur losses from various types of fraud and physical security threats, both internally and externally. Our personnel or service providers as well as external parties may commit fraudulent activities against our Company or our customers. Such activities may result in financial losses or increased costs to our Company or our customers, disclosure or misuse of our non-public information or our customer information, misappropriation of assets, privacy breaches against our customers and legal or regulatory proceedings.
Physical security threats may impose safety concerns to our personnel and their families and could include negative actions by attackers such as physical intimidation, threats of harm, kidnapping, extortion, blackmail, or other actions designed to compromise our staff, contractors, or third-party service providers.
For example, the Bullish Exchange is required to maintain adequate financial and non-financial resources, have adequate professional indemnity insurance or alternative arrangements agreed with the GFSC that are of similar effect, covering negligence, error or omission or dishonest or fraudulent act, libel or slander, loss of customers’ assets arising from fraud or dishonesty by any employee, former employee, director or former director, and legal liability resulting from the loss of data and/or information. The Bullish Exchange is also required to take all reasonable precautions to protect any customer assets under its control or in its custody.

Despite measures we have taken to detect and reduce the occurrence of fraudulent or other malicious activity, we cannot guarantee that any of the measures will be effective in detecting or preventing such activities or will scale with our business. Notwithstanding the exclusion and limitation of liability clauses in the Bullish Exchange terms of service, in the event that customers’ assets are lost due to fraudulent or other malicious activity that may affect our compliance with regulatory principles, GFSC or any other applicable regulator may nevertheless investigate the cause of such loss, and we may be required by the regulator to cooperate with its investigations, which may impair our ability to attract and retain customers and cause us to incur additional costs to respond to any incident of this nature. If we are found to be in breach of a regulatory requirement, such as failing to have effective arrangements in place for the protection of customer assets, we may be subject to warnings, administrative penalties or temporary suspension, variation or revocation of permission, or other sanctions at the regulator’s disposal, which could harm our reputation or brand, cause loss of customers or reduction in the use of our products and services and lead to expenses that could adversely affect our financial condition, cash flows, results of operations and share price.
Additionally, it is possible that both natural and unnatural events or disasters affecting our personnel and facilities could have an adverse impact on our operations. An attacker may intentionally create situations designed to disrupt business operations including sabotage of key facilities, demonstrations, active shooter, arson, or other situations that could cause the facility to be unusable for any period of time. In addition, negative publicity or outcomes related to such behaviors could adversely affect our reputation.
Our failure to adequately detect or prevent fraud risk and physical security threats could harm our reputation or brand, result in litigation and lead to expenses that could adversely affect our business, financial condition, results of operations and share price.
Risks Related to Taxation
Changes in our effective tax rate or tax liability may have an adverse effect on our results of operation
Our effective tax rate or tax liability could increase due to several factors, including, but not limited to:
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changes in our operating structure, the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates which may arise for various reasons including the number of jurisdictions in which we operate;

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changes in amounts of operating income that are subject to adjustments for tax computations (such as denied or deferred deduction for expenses including share-based payments and depreciation);

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changes in tax laws, tax treaties and regulations or the interpretation of them;

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changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

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the outcome of current and future tax audits, examinations or administrative appeals;

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limitations or adverse findings regarding our ability to do business in some jurisdictions; and

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significant changes to our ownership or corporate mergers, acquisitions or dispositions may inhibit our utilization of net operating losses and certain tax attributes against future income tax liabilities.

Our global business and structure subject us to complex tax regimes in multiple jurisdictions. Audits, investigations and tax proceedings could have a material adverse effect on our business, operating results, financial condition and liquidity.
We are subject to income and non-income taxes in numerous jurisdictions including Gibraltar, Hong Kong, and the United States which are determined by factors including, but not limited to, where and how we operate and hold assets, location of personnel and where our customers are from. The determination of the provision for income taxes and other tax liabilities involves the interpretation of tax legislation of numerous jurisdictions and often the application of significant judgment to complex issues and subject to uncertainty. Different taxing authorities may have different interpretations to each other as well as our position. For example, our intercompany relationships are subject to complex transfer pricing rules, which require that all transactions with non-resident related parties be priced using arm’s length pricing principles within the meaning of such rules as required by each relevant tax authority. If any of these tax authorities were successful in challenging our current and prior year positions, we may be liable for additional income tax as well as penalties and interest related thereto in excess of any reserves established and potentially have the same income subject to tax by more than one jurisdiction. Such outcome may have a significant adverse impact on our effective tax rate, financial results and profitability, liquidity and future cash flow.
In addition, certain jurisdictions require that we pay any assessed taxes prior to being allowed to contest or litigate the applicability of tax assessments in those jurisdictions. These amounts could materially adversely impact our liquidity while those matters are being litigated. This prepayment of contested taxes is referred to as “pay-to-play.” Payment of these amounts prior to the relevant final judgment is not an admission that we believe we are subject to such taxes; even when such payments are made, we continue to defend our positions vigorously. If we prevail in the proceedings for which a pay-to-play payment was made, the jurisdiction collecting the payment will be required to repay such amounts with interest as applicable.
We are constantly exploring changes to our business structures to support our operations while managing operational and financial risk for ourselves and our shareholders and to make our services more financially attractive to our customers. Though these changes would be undertaken to manage operational and financial risk, we may experience unanticipated material tax liabilities which could have a material adverse effect on our business, results of operations, financial condition and prospects.
Changes to tax laws or tax authority interpretations or practices including legislation adopting tax-related proposals for the digital economy and other initiatives of the Organization for Economic Cooperation and Development (the “OECD”) could have a material adverse effect on our business, operating results, financial condition and liquidity.
Tax laws, including tax rates, in the jurisdictions in which we operate are subject to changes. For example, in the United States, effective in 2022, the Tax Cuts and Jobs Act of 2017 eliminates the option to deduct research and development expenditures in the current period and requires taxpayers to capitalize and amortize them over five or fifteen years pursuant to Internal Revenue Code Section 174. In addition on August 16, 2022, the U.S. federal government enacted the Inflation Reduction Act of 2022 (“IRA”) into law effective for tax years starting after December 31, 2022. The IRA includes a variety of incentives to promote clean energy but also adds a new corporate alternative minimum tax of 15% on adjusted financial statement income and an excise tax on share buybacks. Additionally, various governments and organizations such as the European Union and the OECD are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. For example, a number of jurisdictions around the world have enacted or are considering changes to the existing framework to calculate income and non-income based taxes, including revenue-based taxes such as digital services taxes and other targeted taxes that apply to our business.
Over the last few years, the OECD has been discussing fundamental changes in allocation of profits among tax jurisdictions in which companies do business (base erosion and profit shifting), as well as the implementation of a global 15% minimum tax (referred to as “Pillar One” and “Pillar Two” respectively). Work on Pillar One is continuing with the goal of it entering into force in 2025. Although certain aspects of Pillar Two are not yet finalized, a number of jurisdictions (including countries where we have operations or plan to have operations such as Germany) have meanwhile enacted with application as of January 1, 2024, or are in the process of enacting, or are considering domestic legislation to implement Pillar Two. Pillar Two rules in particular the 15% minimum tax may apply to us beginning in our fiscal year 2025. Neither the Cayman Islands nor the United States have yet introduced legislation to comply with the OECD Pillar Two guidelines; however, our income treated as earned in those jurisdictions for Pillar Two purposes may be subject to Pillar Two regimes in taxes in other jurisdictions. This could result in our Cayman Islands income being subject to 15% tax, which would have an adverse material impact to our operating results and effective tax rate and cash flows. The potential effects of Pillar Two may vary depending on the specific provisions and rules implemented by each country that adopts Pillar Two and may include tax rate changes, higher effective tax rates, potential tax disputes and adverse impacts to our cash flows, tax liabilities, results of operations and financial position.
Adverse interpretation or application or future developments regarding tax rules applicable to digital assets could adversely impact our business and profitability.
Tax rules and interpretation on digital assets products and transactions such as lending, staking or perpetuals are not settled and uncertain and it is unclear whether, when and what guidance may be issued in the future on the treatment of digital asset transactions for tax purposes. Although in 2014, the United States Internal Revenue Service (“IRS”) released Notice 2014-21, discussing certain aspects of “virtual currency” for U.S. federal income tax purposes and, in particular, stating that such virtual currency (i) is “property,” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss, and (iii) may be held as a capital assets and subsequently the IRS has released other notices and rulings relating to the tax treatment of virtual currency, the IRS has not addressed many other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. Similar uncertainties exist in the various international markets in which we operate with respect to direct and indirect taxes, and these uncertainties and potential adverse interpretations of tax law could impact the amount of tax we are required to pay or collect from our customers, resulting in increased costs and adversely impacting our results, financial condition, liquidity and cash flow.
In addition, current and developing rules for tax reporting and withholding requirements with respect to our customers’ digital asset balances and transactions are complex and raise uncertainty. In November 2021, the U.S. Congress passed the Infrastructure Investment and Jobs Act (the “IIJA”), providing that brokers (which potentially applies to the Bullish Exchange would be responsible for reporting to the IRS the transactions of their customers in digital assets, including transfers to other exchanges or non-exchanges. In August 2023, the U.S. Treasury Department and the IRS released proposed regulations on tax information reporting in connection with the IIJA (the “Proposed Regulations”) for reporting transactions with respect to digital assets. The Proposed Regulations introduce new rules related to our tax reporting and withholding obligations on our customer transactions in ways that differ from our existing compliance protocols and there is risk that we will not have proper records to ensure compliance for certain legacy customers or transactions. If the IRS determines that we are not in compliance with our tax reporting or withholding requirements with respect to customer crypto asset transactions, we may be exposed to significant taxes and penalties, which could adversely affect our financial position. The Proposed Regulations will require us to invest substantially in new compliance measures and that may require significant retroactive compliance efforts, which also could adversely affect our financial position. Further, final regulations may differ materially from the Proposed Regulations, which could cause additional compliance efforts, and which could adversely affect our financial position.
Similarly, many jurisdictions are in process of implementing OECD and EU proposals for reporting customer digital assets under the global “common reporting standard” as well as the “crypto-asset reporting framework.” These rules, as applicable to our operations, will create new obligations and a need to invest in new onboarding and reporting infrastructure resulting in increased costs and adversely impacting our financial results and profitability. These new rules may give rise to potential liabilities or disclosure requirements for prior customer arrangements and new rules that affect how we onboard our customers and report their transactions to taxing authorities. Additionally, the EU has issued directives, commonly referred to as “CESOP” (the Central Electronic System of Payment information), requiring payment service providers in the European Union to report cross-border fiat transactions to taxing authorities on a quarterly basis beginning in January 2024. Any actual or perceived failure by us to comply with the above or any other emerging tax regulations that apply to our operations could harm our business.
We may not be able to utilize all, or any, of our net operating loss carry-forward and other deferred tax assets.
We have significant net operating loss carry-forwards in Gibraltar. In certain jurisdictions, if we are unable to earn sufficient income or profits to utilize such carry-forwards before they expire, they will no longer be available to offset future income or profits.
Jurisdictions where we have loss carryforwards may limit or eliminate our ability to utilize these net operating loss carry-forwards. For example, events such as change in control or change in business including potentially internal restructuring may trigger such limitations and may limit the amount of net operating loss carry-forwards that can be utilized to offset future taxable income resulting in adverse impact to our effective tax rate, business operations, liquidity and cash flow.
Tax authorities may successfully subject us to liability for past or future value-added tax, goods and services tax, sales-and-use tax or similar or other taxes such as digital service taxes that we should have but did not collect or pay, which could adversely impact out results of operations and fee structure to customers
We are currently not collecting sales and use tax, goods and services tax. value-added and similar taxes nor do we pay taxes (whether on revenue or income or on digital services) in all jurisdictions where we have customers, based on our understanding that such taxes are not applicable to the products and services we sell or provide in certain jurisdictions. Moreover, several countries have unilaterally adopted digital services taxes or other similar taxes, while some other countries may adopt such taxes in the future. However, the application of the rules to the digital assets and related online services are not certain. The rate and applicability of these taxes vary by jurisdiction. Certain jurisdictions in which we do not collect or pay such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect and pay such taxes in the future. Such tax assessments, penalties and interest, or future requirements could adversely impact our results of operations and also potentially result in higher charges to customers
We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. Holders of our shares.
Under United States federal income tax laws, we would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. The determination of PFIC status is made annually after the close of each taxable year and rules are complex and uncertain where our assets include digital assets. There can be no assurance that we will not be classified as a PFIC currently or in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “United States Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our Ordinary Shares.
If a United States person is treated as owning at least 10% of our Ordinary Shares, such shareholder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Ordinary Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether or not we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Ordinary Shares.
Failure to comply with Cayman “economic substance” requirements applicable to our group’s Cayman entities may result in fines or ultimately “striking off” of the relevant entity which will impact our group businesses in Cayman entities.
Under the Cayman Islands’ International Tax Co-operation (Economic Substance) Act (as revised) (the “ES Law”), Cayman Islands “relevant entities” that are engaged in “relevant activities” including, for example, a financing and leasing business or an intellectual property business, and receive “relevant income” (i.e., gross income generated from the “relevant activities”) are required to satisfy the economic substance test pursuant to the ES Law and related compliance requirements including performance of substantive functions in the Cayman Islands. Certain of Bullish’s subsidiaries organized in the Cayman Islands may be subject to significant compliance obligations to ensure that they satisfy the requirements of the ES Law. There is lack of detailed guidance on interpretation and application of such rules to certain activities expected to be undertaken by Bullish group entities that are incorporated in the Cayman Islands. If such Cayman Islands subsidiaries are subject to ES Law and are unable to comply with the ES Law, they may be subject to significant fines and penalties and, if the authorities determines that the relevant entities have failed to satisfy the ES Law for a period of time, the Registrar of Companies of the Cayman Islands may apply to the Grand Court of the Cayman Islands for an order to struck off such relevant entities. Other taxing authorities may take the position that the activities of such Cayman Islands subsidiaries may be properly taxable in such taxing authorities’ jurisdictions, which could significantly increase the overall taxes to which Bullish is subject and Bullish tax compliance obligations.
Risks Relating to Doing Business in Hong Kong
Our business, financial condition and results of operations, and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to us.
Our group includes companies that are incorporated and operating in Hong Kong. These companies perform services across our businesses and for other entities in the Bullish Group, such as engineering and development, cybersecurity, sales and relationship management, custody operations (which include coordinating with our Exchange’s third-party custody service provider for the administration of digital assets in custodial wallets), and technology operations services as well as shared group support services such as marketing, finance, human resources, legal and compliance and risk management, Additionally, these companies are or will be involved in operating the exchange business and obtaining the necessary licenses and registrations from Hong Kong authorities to do so.
Although Hong Kong based services are integral to our business operations, over 50% of our personnel are already located outside of Hong Kong, including Cayman Islands, the United States, Singapore and Gibraltar, and provide services including every major function such as engineering and development, other technology functions, cybersecurity, marketing, legal, compliance and risk management. We continue to work on geographically diversifying our business operations and re-balancing our operational presence to reduce country concentration risk and disruption from future changes in law; however, the process of geographically diversifying our business operations and re-balancing our operational presence may be disruptive to our business which could adversely affect results of operations due to potentially higher expenses and lower revenues. In addition, depending on the extent of the risks and uncertainties, we may determine we must relocate operations in Hong Kong to another jurisdiction, which could result in disruption of business, additional costs and expenses, and loss of key personnel, any of which could adversely affect our financial condition and results of operations.
The position on digital asset businesses in mainland China is significantly less permissive than Hong Kong. The central bank in mainland China has banned digital asset trading activities. In addition, the Chinese government announced that it would increase supervision of mainland Chinese companies listed offshore. Under the new measures, the Chinese government will improve regulation of cross-border data flows and security, police illegal activity in the securities market and punish fraudulent securities issuances, market manipulation and insider trading. It will also monitor sources of funding for securities investment and control leverage ratios. The CAC has also opened a cybersecurity probe into several large U.S.-listed technology companies focusing on anti-monopoly and financial technology regulation and, more recently with the passage of the PRC Data Security Law, how companies collect, store, process and transfer data. For example, if the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our listing at a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations.
We do not maintain operations in mainland China, do not generate revenues from mainland China, and do not intend to provide services in mainland China. We do not intend to provide customer services to potential customers located in mainland China and do not intend to conduct sales and marketing activities or other communication with residents in mainland China. Accordingly, we believe that the laws and regulations of the

PRC that do not apply in Hong Kong, including the recent developments on digital asset and cybersecurity laws and regulations of the PRC, do not currently have any material impact on our business, financial condition and results of operations or the listing of our securities, notwithstanding the fact that we maintain a subsidiary in Hong Kong, a special administrative region of the PRC. In the event that we inadvertently concluded that relevant permissions or approvals were not required or that applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, any failure by us to maintain or obtain such permissions or approvals could result in enforcement and other action by the PRC government, including investigations, penalties, fines and orders, which action may significantly limit or completely hinder our ability to operate and offer or continue to offer securities to investors and may cause the value of such securities to significantly decline or become worthless.
Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law (and any regulatory notices issued pursuant to those national laws), including the regulatory notices issued by PRC regulators regarding digital asset and the enacted version of PRC Data Security Law, the Measures for Cybersecurity Review (Revision Draft for Comments) issued by CAC, or the Draft Measures, and the PRC Personal Information Protection Law, do not apply in Hong Kong.
Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be made quickly with little or no advance notice. If certain PRC laws and regulations were to become applicable in Hong Kong in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities to significantly decline or become worthless. In addition, the laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to our business, we may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.
The PRC government has significant oversight and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. Although we have no business operations in mainland China and none of our subsidiaries are incorporated in mainland China, if we were to become subject to such oversight or discretion, there may be a material change in our operations and/or the value of our securities, which would materially affect the interests of the investors.
The position on digital asset businesses in mainland China is significantly less permissive than Hong Kong. The central bank in mainland China has recently announced a ban on digital asset trading activities. In addition, the Chinese government recently announced that it would increase supervision of mainland Chinese companies listed offshore. Under the new measures, the Chinese government will improve regulation of cross-border data flows and security, police illegal activity in the securities market and punish fraudulent securities issuances, market manipulation and insider trading. It will also monitor sources of funding for securities investment and control leverage ratios. The CAC has also opened a cybersecurity probe into several large U.S.-listed technology companies focusing on anti-monopoly and financial technology regulation and, more recently with the passage of the PRC Data Security Law, how companies collect, store, process and transfer data. For example, if the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our listing on a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations.

We do not maintain operations in mainland China, do not generate revenues from mainland China, and do not intend to provide services in mainland China. We do not intend to provide customer services to potential customers located in mainland China, and do not intend to conduct sales and marketing activities or other communication with residents in mainland China. Accordingly, we believe that the laws and regulations of the PRC that do not apply in Hong Kong, including the recent developments on digital asset and cybersecurity laws and regulations of the PRC, do not currently have any material impact on our business operations, and the PRC government does not currently exert direct oversight over the manner in which we conduct our business. However, because we have a subsidiary in Hong Kong and given the PRC government’s significant oversight authority over the conduct of business in Hong Kong generally, there is no guarantee that we will not be subject to such direct oversight in the future due to changes in laws or other unforeseeable reasons. There is always a risk that the PRC government may, in the future, seek to affect operations of any company with any level of operations in mainland China or Hong Kong, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. See section entitled “— Our business, financial condition and results of operations, and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to us.”
The PRC legal system is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little or no advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistencies, the enforcement of which involves uncertainties.
If we were to become subject to the direct oversight of the PRC government at any time due to changes in laws or other unforeseeable reasons, we may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices and value of our securities could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards companies that have subsidiaries in Hong Kong subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government will not regulate or have oversight over our current or future operations at any time.
The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers.
On December 28, 2021, the PRC government promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022 to impose cybersecurity review requirement on the purchase of network products and services by critical information infrastructure operators, or the data processing activities conducted by network platform operators, which affect or may affect the national security of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review through the Cybersecurity Review Office under CAC is required in any of the following situations: (i) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country; (ii) the purchase of network products and services by critical information infrastructure operators affect or may affect China’s national security; and (iii) network product/service or a data processing activity that is identified as affecting or may affect national security of the PRC by a member authority of the working mechanism for cybersecurity reviews.
Given that: we (a) are not a PRC-incorporated internet platform operator holding personal information of more than one million users, (b) are not a critical information infrastructure operator that purchases network products and services that affect or may affect China’s national security, or (c) should not be providing network product/service or conducting any data processing activity that affect or may affect China’s national security based on the facts that we (i) do not have any business activities in mainland China; (ii) do not and will not provide services to any customers located in mainland China or conduct sales and marketing activities or other communications with residents in mainland China, and (iii) take technical measures to refrain from providing services to any customers located in mainland China or conducting sales and marketing activities or other communications with residents in mainland China, we do not believe that the Cybersecurity Review Measures are applicable to us nor do we believe that the Cybersecurity Review Measures will have any material adverse impact on our operations.

In the event that we inadvertently concluded that relevant permissions or approvals were not required or that applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, any action by the PRC government may significantly limit or completely hinder our ability to operate and offer or continue to offer securities to investors and may cause the value of such securities to significantly decline or become worthless.
With respect to the issuance of securities to foreign investors, the Regulations on Mergers and Acquisitions of Domestics Enterprises by Foreign Investors (“M&A Rules”) include, among other things, provisions that purport to require any offshore special purpose vehicle that is controlled by PRC companies or individuals and formed for the purpose of seeking a public listing on an overseas stock exchange through acquisition of PRC domestic companies to obtain the approval of the CSRC prior to the listing and trading of its securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by any such special purpose vehicle seeking CSRC’s approval of overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules and the CSRC approval requirement to offshore special purpose vehicles.
Further, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law (“Opinions”). These Opinions have laid the groundwork for strengthening the PRC government’s monitoring of illegal securities activities in mainland China and the supervision of overseas listings by mainland China-based companies. The Opinions generally provide that existing laws and regulations regarding data security, cross-border data transmission, and the protection of classified information should be further supplemented, and that the PRC government will seek to deepen its cross-border audit supervision cooperation with regulatory bodies in other countries in law-based and reciprocal manner. As of the date of this prospectus, official guidance and related implementation rules that elaborate on the general provisions of the Opinions have not yet been issued, and therefore how to interpret the Opinions remain unclear at this stage. In their current form, the Opinions are too general to be implemented at their current stage, and no specific procedures or approvals are expressly specified or implicated that would need to be carried out by us in advance of our proposed listing.
The PRC government has issued several regulations to impose prior approval requirement on mainland China based companies raising capital offshore, and has recently sought to exert more control and impose more restrictions in this regard, and such efforts may continue or intensify in the future. On December 24, 2021, the CSRC released the CSRC Draft Rules, under which PRC issuers that intend to list or offer securities on a foreign stock exchange through direct offshore listing (i.e., the listing of a PRC-incorporated company (in form of a company limited by shares)) or indirect offshore listing (i.e., the listing of an overseas company that meets the following conditions: (a) more than 50% of the revenue, profit, gross assets or net assets of the issuer’s audited consolidated financial statement in the last fiscal year originated from a PRC-incorporated company or companies, and (b) a majority of the issuer’s senior executives in charge of its business operations and management are PRC citizens or habitually reside in mainland China and the issuer’s business operations are mainly conducted in mainland China or the principal place for business operation is located in mainland China) shall complete a filing with the CSRC within three business days upon the submission of the issuer’s initial public filing of its listing application documents with the foreign stock exchange.
Based on our understanding of the current PRC laws and regulations, we believe that we are not required to obtain any prior permission or conduct filing under the PRC financial regulations including M&A Rules, the Opinions or the CSRC Draft Rules from any PRC governmental authorities for consummating this offering, given that: (a) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to the M&A Rules or the CSRC Draft Rules and the CSRC Draft Rules are still in draft forms as of now and have no legal effect; (b) we are not a PRC-incorporated company and have no business activities or subsidiaries, joint ventures or partnerships in mainland China; and (c) we are not controlled by PRC companies or individuals nor formed for the purpose of seeking a public listing on an overseas stock exchange through acquisition of PRC domestic companies.
However, there is no guarantee that this will continue to be the case in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even if such permission is required and obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas (including those by issuers who have subsidiaries in

Hong Kong) and/or foreign investments in issuers who have subsidiaries could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.
Implementation of the National Security Law in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed Chinese businesses may negatively impact our existing and future operations in Hong Kong.
On June 30, 2020, China’s top legislature unanimously passed a new National Security Law for Hong Kong. Similar to other PRC’s laws and regulations, the interpretation of the National Security Law involves a degree of uncertainty.
Recently, the PRC government announced that it would step up supervision of overseas listed Chinese businesses. Under the new measures, the Chinese government will enhance regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, it will also check sources of funding for securities investment and control leverage ratios. The CAC has also opened a cybersecurity probe into several U.S.-listed tech companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the National Security Law) are expected to apply to mainland Chinese businesses, rather than businesses in Hong Kong which operate under a different set of laws from mainland China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong.
Given the PRC government’s significant oversight over the conduct of business operations in mainland China and in Hong Kong, and in light of China’s recent extension of authority not only in mainland China but into Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. For example, the government of Hong Kong to enact similar laws and regulations to those in mainland China, which may seek to exert control over offerings conducted overseas by Hong Kong companies or their parent companies. Hong Kong may implement laws on digital asset related business activities to be more aligned with mainland China.
If any or all of the foregoing were to occur, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the U.S., which could cause the value of our shares to significantly decline or become worthless.
The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of our Ordinary Shares and may eventually require us to delist our securities from the U.S. markets.
Over the past decade, the U.S. securities regulators (SEC and PCAOB) and their Chinese counterparts (the CSRC and the MoF) have been at an impasse over the PCAOB’s ability to inspect or investigate the audit work of accounting firms that audit the financial statements of China-based companies. Under U.S. securities laws, publicly listed companies are required to have their financial statements audited by independent public accounting firms registered with the PCAOB. Under the Sarbanes-Oxley Act, the PCAOB is required to inspect the PCAOB-registered accounting firms to assess compliance with auditing standards and bring enforcement actions for non-compliance with such standards. If requested by the PCAOB or the SEC, PCAOB-registered accounting firms are required to provide the audit work papers and other related information for inspection. The PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities. Currently, our U.S. independent registered accounting firm is inspected by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in PRC and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB. The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over the counter trading market in the United States.

On December 2, 2021, the SEC adopted finalized rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. The SEC will impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. If we are identified as a Commission-Identified Issuer and has a “non-inspection” year, there is no assurance that we will be able to take remedial measures in a timely manner.
On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.
On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.
On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, being headquartered in the U.S., did not appear as part of the report under the lists in its Appendix A or Appendix B.
On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.
On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.
On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our shares may be prohibited from trading or delisted if the HFCA Act were to apply to us..
On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the MoF which contains provisions that, if abided by, would give the PCAOB access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA.
However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors, including positions taken by authorities of the PRC and the PCAOB. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong.
Although our U.S. independent registered accounting firm is inspected by the PCAOB, and we have no operations in Mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between Mainland China and Hong Kong, or if any component of our auditor’s work papers become located in Mainland China in the future. Delisting of our Ordinary Shares likely would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.
We are required to obtain regulatory licenses or approvals in order to provide some or all of the exchange services to Hong Kong customers which we currently do not have, we may be required to obtain such licenses or approvals in the near future and we may not be able to obtain such licenses or approvals.
While we have applied for and are currently deemed licensed by the Securities and Futures Commission (SFC) in Hong Kong, we are not yet fully licensed. There is a risk that we may not obtain our full license. Neither our deemed-licensed status, nor the licenses that we are currently applying for, cover our derivative trading services, which are unavailable in Hong Kong.
If we are unable to obtain or maintain the required licenses and approvals in Hong Kong, we may be deemed to be conducting regulated activities without proper authorization. This could subject us to regulatory investigations, fines, and other enforcement actions by the SFC. Consequently, we may be required to off-board our Hong Kong-based customers and block access to our Exchange for customers located in Hong Kong. Such actions could trigger adverse regulatory consequences from other jurisdictions where we operate, including potential actions by the GFSC, as well as potential legal proceedings against us. In addition, failure to obtain the required licenses and approvals in Hong Kong will also require us to significantly reduce our physical operations in Hong Kong over a relatively short period of time, including the need to move our senior management out of Hong Kong, which can adversely impact our ability to operate the exchange business generally.
The failure to obtain or maintain the necessary regulatory licenses and approvals in Hong Kong could materially and adversely impact our brand, reputation, business operations and financial condition. We intend to actively monitor the legal and regulatory environment in Hong Kong and other jurisdictions where we operate to facilitate compliance with applicable licensing and approval requirements. However, there can be no assurance that we will be able to obtain or maintain all required licenses and approvals in the future.
Increases in labor costs may adversely affect our business and results of operations.
The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Increasing labor costs could materially and adversely affect our financial condition and results of operations.

Risks Related to Effecting Service of Legal Process, Enforcing Judgments or Bringing Actions against our Company and Certain of Our Officers or Directors
You may experience difficulties and incur additional costs in effecting service of legal process, enforcing foreign judgments or bringing actions against our Company and certain of our officers or directors based on foreign laws.
We are a Cayman Islands company with operations and assets in various non-U.S. jurisdictions, including Hong Kong. In addition, certain of our officers and directors of Bullish Group entities are based in Hong Kong. Therefore, service of process upon our Company or these officers or directors may be difficult or costly to obtain within the United States. In addition, you may experience difficulties and incur additional costs in enforcing foreign judgments or bringing actions against our Company or these officers or directors in the Cayman Islands, Hong Kong or other jurisdictions. For more information regarding the relevant laws of the Cayman Islands and Hong Kong. See section entitled “Enforceability of Civil Liabilities in the Cayman Islands” and “Enforceability of Civil Liabilities in Hong Kong.”
Risks Related to Being a Public Company
We do not have experience operating as a U.S. public company and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes-Oxley Act.
We do not have experience operating as a U.S. public company. Some of our proposed executive officers have only limited experience in managing a U.S. public company, which makes their ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject our Company or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.
Prior to becoming a U.S. reporting company, we have not previously been required to prepare or file periodic and other reports with the SEC or to comply with the other requirements of U.S. federal securities laws applicable to public companies. We have not previously been required to establish and maintain the disclosure controls and procedures, and internal controls over financial reporting applicable to a public company in the United States, including the Sarbanes-Oxley Act. Although we are in the process of developing and implementing our governance, compliance, risk management and control framework and culture required for a public company, we may not be able to meet the requisite standards expected by U.S. regulators and/or our investors. We may also encounter errors, mistakes and lapses in processes and controls, resulting in failure to meet the requisite standards expected of a public company.
As a U.S. reporting company, we will incur significant legal, accounting and other expenses. Compliance with reporting, internal control over financial reporting and corporate governance obligations from which foreign private issuers are not exempt may require members of its management and its finance and accounting staff to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled and may increase our legal, accounting, insurance and compliance costs. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
If we fail to adequately implement the required governance and control framework and culture, we can be more at risk of failing to comply with significant rules or requirements associated with being a public company. Such failure could result in the loss of investor confidence and could harm our reputation and cause the market price of our securities to decline. Other challenges in complying with these regulatory requirements may arise because we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, any current or future controls may be considered as inadequate due to changes or increased complexity in regulations, operating environment or other reasons.
Due to inadequate governance and internal control policies, misstatements or omissions due to error or fraud may occur and may not be detected, which could result in failures to make required filings in a timely manner and make filings containing incorrect or misleading information. Any of these outcomes could result in SEC enforcement actions, monetary fines or other penalties, litigations, damage to our reputation, business, financial condition, operating results and share price.

As a foreign private issuer, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies; as a result, investors may receive less information regarding our Company that may adversely impact their investment decision-making.
We are a foreign private issuer, as defined in the SEC rules and regulations, and, consequently, we are not subject to all the disclosure requirements applicable to companies organized within the United States, including certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our Company than there is for U.S. public companies, which may adversely impact investors’ decision-making with respect to our securities.
As a foreign private issuer, we can rely on exemptions from certain corporate governance requirements that provide greater protection to shareholders of other companies.
As a foreign private issuer, we may generally follow home-country practice with respect to certain matters of corporate governance in lieu of the comparable governance provisions of the NYSE listing rules except for certain matters, including the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC. The Cayman Islands home-country practices that we follow may afford less protection to holders of our securities than that provided under the NYSE listing rules.
As a result of our foreign private issuer, our shareholders may be afforded less protection under the NYSE listing rules and SEC regulations than other public companies.
We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
We may in the future lose our foreign private issuer status if a majority of our shares are held in the United States, among other possible occurrences. Although we have elected to comply with certain U.S. regulatory provisions that are optional for foreign private issuers, our loss of foreign private issuer status would make such provisions mandatory. Although we currently intend to continue filing current and periodic reports on domestic forms, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be more burdensome than the costs incurred as a foreign private issuer. For instance, should we lose our foreign private issuer status, we would lose our ability to rely on the exemption from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Further, we would become subject to the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. Additionally, if we are not a foreign private issuer, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.
We may not be able to consistently comply with all of NYSE’s Listing Rules.
As a public company, we will be subject to NYSE listing rules. If we fail to meet the requirements of the applicable listing rules, such failure may result in us not being listed by the NYSE, suspension of trading of our shares or delisting in the future. This may further result in legal or regulatory proceedings, fines and other penalties, legal liability for us, inability for our shareholders to trade their shares and negatively impact our share price, reputation and public perception, operations and financial position, as well as our ability to conduct future fundraising activities, whether in or outside of the U.S.
If we fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations or prevent fraud which may adversely affect the market for and price for our Ordinary Shares.
Though no material weaknesses have been identified in connection with the audit of our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, we may subsequently identify material weaknesses with, or in the effectiveness of, our internal controls. Our failure to correct the material weaknesses or failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis, which could cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our securities.
Prior to the filing of the registration statement, we were not subject to the Sarbanes-Oxley Act. Section 302 thereof will require executive attestation that financial information is accurate and reliable and that internal controls are implemented and maintained. Under section 404 thereof, management is responsible for annually assessing the effectiveness of internal controls over financial reporting, and including the results of the assessment in the company’s annual report. In addition, our auditor will be required to report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. It may take us time to develop the requisite internal control framework. Our management may conclude that our internal control over financial reporting is not effective, or the level at which our controls are documented, designed, operated or reviewed is not adequate, and may result in our independent registered public accounting firm issuing an internal controls report that is qualified. In addition, the reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Sections 302 and 404 of the Sarbanes-Oxley Act, we may subsequently identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Sections 302 and 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal controls environment, it could result in material misstatements in our financial statements and a failure to meet our reporting obligations, which may cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. We may also be required to restate our financial statements from prior periods if such weaknesses and deficiencies are identified. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, as well as regulatory investigations and civil or criminal sanctions. All of the preceding could adversely impact our reputation, business, results of operations, financial condition and share price.
Industry data, projections and estimates we rely upon are inherently uncertain, subject to interpretation and may not have been independently verified.
Information concerning our industry and the markets in which we intend to operate is obtained from independent industry and research organizations and other third-party sources. Industry projections and estimates are derived from publicly available information released by independent industry analysts and third-party sources. We have not independently verified any such third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate are subject to uncertainty and risk due to a variety of factors. As a result, inaccuracies in third-party information, or in the projects, may lead to adverse impact on assumptions that are relied upon for internal business planning and analysis purposes.
Material adverse incidents associated with Block.one may adversely impact our reputation, business and financial position and share price.
Significant negative news, adverse legal or regulatory findings, material litigation, reputational damage and other material adverse developments associated with Block.one may also adversely impact our reputation, business and financial position and share price.
For example, Block.one and the previous Chairman of our Board are defendants in a class action lawsuit in the U.S. in relation to Block.one’s sale of ERC-20 tokens, in which a settlement agreement had been reached in May 2021 subject to the court’s final approval. On August 15, 2022, the court issued a written opinion declining to approve the proposed settlement. In light of the court’s ruling, the prior stipulation of settlement is of no force and effect and the parties are restored to their respective positions in the litigation before the proposed settlement was reached. This may conceivably lead to adverse findings with respect to Block.one, EOSIO and EOS.
On September 30, 2019, the SEC ordered Block.one to cease and desist from committing or causing any violations and any future violations of Sections 5(a) and 5(c) of the Securities Act and to pay a civil money penalty related to findings by the SEC that from June 26, 2017 through June 1, 2018, Block.one conducted a token distribution or initial coin offering in which it publicly offered and sold 900 million digital assets (ERC-20 Tokens) without having a registration filed or in effect with the Commission or qualifying for an exemption from registration. The SEC also granted a waiver from certain disqualification provisions, contingent on Block.one’s compliance with the order. We may rely on Regulation D and Regulation A of the Securities Act in the future if we enter the United States market or do business with U.S. persons. Although Block.one is no longer our controlling shareholder since July 2024, our ability to distribute digital assets that are securities to U.S. persons pursuant to Regulation D or Regulation A could be negatively impacted and possibly lost if the Waiver were to be revoked or subjected to further conditions by the SEC. In addition, a revocation of the Waiver would negatively impact on our ability to avail ourselves of certain SEC filing benefits (e.g. Form S-3 and Well Known Seasoned Issuer status) and may lead to greater scrutiny of our regulatory license applications. As such, if the Waiver is revoked for any reason, our ability to provide products or services to U.S. persons, may be limited and our reputation, business, financial condition and share price may be adversely impacted.
In addition, there have been allegations of potential market manipulation by unknown parties, misrepresentation, and other malfeasance during the token sale that have caused, and may continue to cause, negative media coverage about Block.one and us. Such negative media coverage as well as any future legal or regulatory proceedings that may be instigated concerning such allegations or others may adversely impact our reputation, business, financial condition, digital asset holdings, share price and ability to raise additional capital in the U.S.
The prominence of being a publicly listed company operating a regulated exchange and consequent disclosure obligations may increase any adverse impact on our reputation, our operations and ability to attract and retain customers.
Unlike a private company that is subject to less public attention and regulatory obligations, the prominence of being a publicly listed company operating a regulated exchange and consequent disclosure obligations may increase the impact of any financial and non-financial risks on us. We intend to market our product and services to our investors and therefore there may be an overlap between our customer base and our investor base. If a material adverse event associated with our Company occurs, our reputation, our ability to attract and retain customers, our business operations and financial condition and share price may be more adversely impacted than that of a private company.
We will indemnify the liabilities of our directors and officers and may incur additional operating costs and liability.
We, as a Cayman Islands exempted company, may indemnify our directors or officers and that of members of the Bullish Group, except with regard to dishonesty, willful default or fraud. We have or will enter into indemnification agreements with our and Bullish Group members’ directors and executive officers, pursuant to which we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer. We may also maintain directors’ and officers’ liability insurance policies. We may therefore incur liability from the acts and omissions of our and Bullish Group members’ directors and officers.
Risks Related to the Offering and Owning Our Ordinary Shares
The price of our shares may fluctuate significantly, and you could lose all or part of your investment.
The price of our shares may fluctuate due to a variety of factors. Particularly, our shares may be volatile due to (i) fluctuation in the price of digital assets carried on our balance sheet and (ii) fluctuation in revenue, which could be both positively and negatively affected by increased or decreased trading levels on our Exchange in response to variations in price.
In addition, our shares may fluctuate due to other factors, including:
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the number of our shares publicly owned and available for trading;

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overall performance of the equity markets or publicly-listed digital asset trading platform companies;

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our actual or anticipated operating performance and the operating performance of our competitors;

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changes in the projected operational and financial results we provide to the public or our failure to meet those projections;

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failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

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any major change in the board of directors, management, or key personnel;

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rumors and market speculation involving us, Block.one or other companies in the industry;

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announcements by our Company or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;

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changes in or losses of counterparty relationships considered important to support our business operations;

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market perception as to whether of listing is successful;

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the impact of a securities or industry analysts issuing an adverse or unfavorable opinion regarding our business or not publishing research or publishing unfavorable research about our business; and

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other events or factors, including those discussed elsewhere in these risk factors, or those resulting from COVID-19, war, incidents of terrorism, or responses to these events.

If our share price falls, we may not be able to successfully leverage our listed status to grow our business and operations, or attract additional capital investments in the future. This may adversely affect our reputation, financial condition and business and our ability to attract and retain customers.
An active, liquid and orderly trading market for our Ordinary Shares may not develop, and you may not be able to resell your shares at or above the initial public offering price.
We intend to apply to have our Ordinary Shares listed on the NYSE under the symbol “[•].” Prior to this offering, there has been no public market for our Ordinary Shares. If an active trading market does not develop, you may have difficulty selling any of our Ordinary Shares that you buy. We have applied to list our Ordinary Shares on the NYSE. We cannot predict whether an active, liquid public trading market for our Ordinary Shares will develop or be sustained. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. As a result of these and other factors, you may be unable to resell your Ordinary Shares at or above the initial public offering price.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.
The trading market for our Ordinary Shares will be influenced by the research and reports that securities or industry analysts publish about our Company or us. Securities and industry analysts do not currently, and may never, publish research focused on our Company. If no securities or industry analysts commence coverage of our Company, the price and trading volume of our Ordinary Shares likely would be negatively impacted. If securities or industry analysts initiate coverage and one or more of the analysts who cover us downgrade our Ordinary Shares or publish inaccurate or unfavorable research about our Company, our ordinary share price would likely decline. Further, if one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our Ordinary Shares could decrease, which might cause our ordinary share price and trading volume to decline.
In making your investment decision, you should understand that we have not authorized any other party to provide you with information concerning this registration or us.
You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers or employees, that incorrectly reports on statements made by our officers or employees or that is misleading as a result of omitting information provided by us, our officers, or our employees. We have not authorized any other party to provide you with information concerning this registration or our Company.
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Ordinary Shares.
We would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the expected public price of our Ordinary Shares following the registration and the composition of our income, assets and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our Ordinary Shares, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in the section entitled “United States Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our Ordinary Shares.
Our ability to pay dividends is subject to restrictions in our indebtedness as well as the restrictions on the ability of our subsidiaries to pay dividends or make distributions to our Company. Our Ordinary Shares have no guaranteed dividends and holders of our Ordinary Shares have no recourse if dividends are not declared.
We are a holding company and have no material assets other than our direct and indirect ownership of Ordinary Shares in our subsidiaries. Additionally, we have never declared or paid any cash dividends on our share capital, and we do not expect to pay dividends or other distributions on our Ordinary Shares in the foreseeable future. Our ability to generate income and pay dividends is dependent on the ability of our subsidiaries to declare and pay dividends or lend funds to us. Future indebtedness of our subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of our direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located, including financial assistance rules, corporate benefit laws, liquidity requirements, requirements that dividends must be paid out of reserves available for distribution, and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. As a consequence of these limitations and restrictions, we or our direct and indirect subsidiaries may not be able to make, or may have to reduce or eliminate, the payment of dividends. Accordingly, you may have to sell some or all of your Ordinary Shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your Ordinary Shares and you may lose the entire amount of the investment. Additionally, since we are expected to rely primarily on dividends from our direct and indirect subsidiaries to fund our financial and other obligations, restrictions on our ability to receive such funds may adversely impact our ability to fund our financial and other obligations. See section entitled “Dividend Policy.”

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $     , or $      if the underwriters exercise their option to purchase additional Ordinary Shares in full. These amounts assume an initial public offering price of $       per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) the net proceeds we receive in the offering by approximately $      , or $      if the underwriters exercise their option to purchase additional Ordinary Shares in full.
We intend to use the proceeds of this offering for general corporate and working capital purposes, including funding potential future acquisitions.
The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See section entitled “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.”

DIVIDEND POLICY
Although we made distributions in 2021 and 2023, we currently intend to retain all of our future earnings for use in the operation and expansion of our business and, therefore, do not currently have plans to distribute dividends. Subject to the foregoing, in the event we consider distributing a dividend in the future, our board of directors shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount:
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operating and financial results;

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cash flow situation;

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business conditions and strategies;

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future operations and earnings;

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taxation considerations;

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interim dividend paid, if any;

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capital requirement and expenditure plans;

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interests of shareholders;

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statutory and regulatory restrictions;

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any restrictions on payment of dividends; and

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any other factors that our board of directors may consider relevant.

The payment of dividends will be determined at the discretion of our board of directors, and is also subject to Cayman Islands law and our articles of association, as amended from time to time. Under the laws of the Cayman Islands, a Cayman Islands company may pay a dividend out of profits or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account unless, immediately following the date on which the dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Currently, we do not have any predetermined dividend distribution ratio.
Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our ordinary shares.
See “Management’s Discussion & Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Dividend” for information on previously made distributions.

CAPITALIZATION
The following table sets forth our capitalization as of December 31, 2023:
•
On an actual basis; and

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On an as adjusted basis giving effect to the IPO Reorganization and the sale of Ordinary Shares in this offering of an assumed initial public offering price of $      , the midpoint of the price range shown on the cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us in this offering.

The as adjusted information in the table below assumes no exercise of the underwriters’ option to purchase additional Ordinary Shares.
The as adjusted information in the table below further assumes:
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no exercise by Mr. Farley or Mr. Bonanno of their respective BMC1 Conversion Rights, which subject to vesting, will entitle Mr. Farley and Mr. Bonanno to exchange their BMC1 Equity for an aggregate of 10,297,679 and 3,677,343 Ordinary Shares, respectively, at any time following the completion of this offering;

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no vesting of the RSUs of Ordinary Shares into which the currently outstanding Bullish Global RSUs will convert pursuant to the IPO Reorganization;

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no exercise of the options to acquire Ordinary Shares into which the currently outstanding Bullish Global Options will convert pursuant to the IPO Reorganization;

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no exchange of Bullish Global shares for Bullish Ordinary Shares that will convert pursuant to the IPO Reorganization; and

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no redemption of the Class B preference shares.

This table should be read in conjunction with the sections entitled “IPO Reorganization,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements included in this prospectus.
	December 31, 2023
	Actual	As adjusted
		(unaudited)
	(in US$ thousands, except share and per share amounts)
Cash, cash equivalents	112,901
Convertible redeemable preferences shares, 5,471,874 shares outstanding	47,879	—
Stockholders’ equity
Share capital and share premium	3,787,108
Option premium on convertible redeemable preference shares	18,399	—
Share-based payment reserves	68,757
Deemed contribution from shareholder	73,979
Accumulated deficit	(2,666,797)
Total stockholders’ equity	1,281,446
Total capitalization	1,329,325
Each $1.00 increase (decrease) in the assumed initial offering price of $      per share of Ordinary Share which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our as adjusted cash and cash equivalents by approximately $      , and each of our as further adjusted total stockholders’ equity and total capitalization by approximately $      , assuming

the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Similarly, each increase (decrease) of one million shares in the number of Ordinary Shares offered by us would increase (decrease) each of our as further adjusted cash and cash equivalent, total stockholders’ equity, and total capitalization by approximately $      , assuming the assumed initial public offering price of $      per share of our Ordinary shares, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ over-allotment option was exercised in full, as further adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total capitalization, and number of Ordinary Shares outstanding as of December 31, 2023 would be $      , $      , $      , $      , and            shares, respectively.

DILUTION
Purchasers of our Ordinary Shares in this offering will experience immediate and substantial dilution to the extent of any difference between the initial public offering price per Ordinary Share and the net tangible book value per ordinary share upon the completion of this offering.
Net tangible book value represents the amount of our total assets, less our total liabilities and excluding intangibles. Net book value per ordinary share is determined by dividing our net book value by the number of our outstanding Ordinary Shares.
As of December 31, 2023, giving pro forma effect to the IPO Reorganization, our net tangible book value was $      , or $      per Ordinary Share. Based upon an assumed initial public offering price of $      per Ordinary Share (the midpoint of the private range set forth on the cover page of this prospectus), our net tangible book value would increase $      per Ordinary Share, and the immediate dilution to purchasers of our shares in the offering will be $      per Ordinary Share or $      % following the offering. The following table illustrates this dilution per Ordinary Share:
	No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option
Assumed initial public offering price per Ordinary Share	$	$
Net tangible book value per Ordinary Share as of December 31, 2023
Increase in net tangible book value per ordinary share attributable to new investors purchasing Ordinary Shares in this offering
Adjusted net tangible book value per Ordinary Share after this offering
Amount of dilution in net tangible book value per Ordinary Share to new investors in this offering
A $1.00 increase (decrease) in the assumed initial public offering price of $             per Ordinary Share would increase (decrease) the adjusted net tangible book value after this offering by $             per Ordinary Share and the dilution to new investors by $             per Ordinary Share ($             and $             per Ordinary Share, respectively, if the underwriters’ option to purchase additional Ordinary Shares were exercised in full), assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remained the same and after deducting the underwriting discount and estimated offering expenses payable by us and assuming that any resulting change in net proceeds increases or decreases the amount used to repay indebtedness.
Similarly, a one million share increase (decrease) in the number of Ordinary Shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value (deficit) after this offering by $             per Ordinary Share and decrease (increase) the dilution to investors participating in this offering by $             per Ordinary Share ($             and $             per Ordinary Share, respectively, if the underwriters’ option to purchase additional Ordinary Shares were exercised in full), assuming the initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) remained the same and after deducting the underwriting discount and estimated offering expenses payable by us and assuming that any resulting change in net proceeds increases or decreases the amount used to repay indebtedness.

BUSINESS OF BULLISH
In this section, references to “Bullish”, “we”, “us” and “our” are intended to refer to Bullish and its direct and indirect subsidiaries, unless the context indicates otherwise.
OVERVIEW
Bullish is a global digital asset business providing infrastructure and information services. Our objective is to provide mission critical products and services that are designed to help institutions grow their businesses, empower retail investors and drive the adoption of blockchain technology and digital assets. Bullish was founded in 2020 with the vision to build an institutional grade global exchange enabling optimized execution powered by a customizable, compliance-first infrastructure.
Through the acquisition of CoinDesk in 2023, we expanded our ecosystem to provide trusted insights, authoritative news, data, indices and transparent analysis to the digital assets industry while facilitating partnerships within the investment community through our flagship Consensus conference.
Operating under the brands “Bullish” and “CoinDesk”, we provide three distinct but complementary services that span the digital assets industry:
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Trading and Liquidity Infrastructure:   At our core, we operate the Bullish Exchange, an institutionally focused and regulated global digital assets exchange. We are regulated in Gibraltar, deemed licensed in Hong Kong and taking steps to secure licenses in several other jurisdictions. Our operations span multiple countries, providing a robust trading infrastructure that supports a global customer base. We provide a spot and derivatives trading platform, along with services for liquidity and risk management. We believe our competitive advantages include reliable liquidity, diverse product selection, and capital efficiency, that together enable institutions and professional investors to manage their digital assets exposures comprehensively. Bullish Exchange’s total trading volume since launch has exceeded $700 billion as of June 30, 2024.

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Information Services:   CoinDesk Media provides news, analysis and real-time insights on digital assets and blockchain technology and holds large-scale conferences for industry professionals. CoinDesk Media’s products and services reached an estimated global audience of 45.5 million people during the first half of 2024.

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Data Products:   CoinDesk Indices provides data, indices and analytics for digital assets, serving trading firms, asset managers, exchanges, banks, and financial product manufacturers. We provide reference rates for products with over $30 billion of assets under management as of June 30, 2024, and over $5.7 billion of trading volume during the first half of 2024.

We have organized our global business into interconnected divisions, supported by common unified infrastructure and services. We believe this structure creates a synergistic flywheel effect that promotes cross-utilization of our products and services, such as tradeable products powered by CoinDesk Indices being listed on the Bullish Exchange, supported by a unified and efficient cost base across the enterprise. Consolidated group-wide functions include finance, human resources, cybersecurity, legal, engineering and internal technology systems. With our extensive base of over 1,400 institutional customers as of July 31, 2024, we see a significant opportunity to increase the number of customers utilizing two or more products or services offered across our various businesses. We intend to drive broader cross-utilization through further integration and collaboration in our sales strategies, as well as enhancements to our customer relationship technology. This integrated operating model allows us to leverage our unified internal expertise and corporate resources across all businesses in a cost-effective manner.
The Bullish senior management team is comprised of seasoned experts in financial services, exchanges, digital assets, blockchain and technology and has unlocked significant shareholder value building and scaling businesses. Bullish is led by our Chief Executive Officer, Thomas W. Farley, who previously served as Chairman, CEO and/or President of ten regulated exchange or related businesses, including the New York Board of Trade (now known as ICE Futures), and NYSE Group, which includes the New York Stock Exchange along with several equity and equity options exchanges. Mr. Farley has demonstrated success scaling and optimizing market infrastructure platforms as evidenced during his tenure as President of the NYSE, where he led the transformation of NYSE’s technology infrastructure and increased EBITDA by over 3x in his first four years in that role. Mr. Farley also has significant experience acquiring and integrating technology and exchange businesses and led a series of successful acquisitions worth approximately $19 billion during his time at Intercontinental Exchange (ICE). He spearheaded effective integrations and established a proven track record of substantial cost reductions and significant EBITDA growth. Under the Bullish senior management team, Bullish has seen rapid growth since its inception and is regularly ranked top ten global spot trading venue for Bitcoin and Ethereum according to CoinMetrics.
For our year ended December 31, 2023, our net income was $1.3 billion. On a non-IFRS basis, we recorded adjusted EBITDA of $26 million in 2023 and our adjusted net income was $22 million in 2023. See “Management’s Discussion and Analysis — Non-IFRS Financial Measures” for a description of how management calculates and uses each of these non-IFRS measures and reconciliations of net income/ (loss) after tax to adjusted EBITDA and adjusted net income/(loss). As of December 31, 2023, our gross liquid assets (cash and digital assets) amounted to $1.656 billion. Our treasury management aims to ensure financial resilience and strong capitalization in all digital asset price environments, support the growth of our core businesses and maintain significant exposure to larger market capitalization digital assets such as Bitcoin (“BTC”) and Ethereum “ETH”. As of December 31, 2023, our liquid assets included cash ($113 million), US dollar stablecoins ($281 million), BTC (with a market value of $1.070 billion), ETH (with a market value of $181 million) and other digital assets (with a market value of $11 million). Additionally, we will continue to seek strategic M&A opportunities and growth investments for our venture capital business and may fund such acquisitions and investments from cash or liquid digital asset holdings. See section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Our Service Offerings
Bullish Exchange
Bullish Exchange operates a regulated and institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. We are regulated in Gibraltar, deemed licensed in Hong Kong and actively taking steps to secure licenses in several other jurisdictions. While our primary focus had been on spot trading, we launched trading in perpetual futures (a type of derivative) at the end of 2023, expanding our product offerings and providing additional opportunities for our clients, executing over $200 billion in total trading volume in 2023. As of July 30, 2024, Bullish Exchange supported over 30 pairs for spot trading and offered more than 20 pairs for perpetual futures trading, servicing eligible clients in over 50 jurisdictions. Our Exchange aims to differentiate itself through reliable liquidity, diverse product selection, capital efficiency enabled by our cross-collateralized margin accounts, access to multiple forms of on-platform credit, competitive fee structures, regulated status and robust third-party software integrations. Security and compliance are paramount to our operations. We employ advanced custody solutions to safeguard digital assets and adhere to stringent compliance protocols to meet regulatory requirements. Bullish Exchange aims to enable sophisticated institutions such as fund managers, market makers, proprietary traders, retail brokerages and platforms, to comprehensively manage their digital asset exposures. Currently, Bullish Exchange is available to clients in more than 50 jurisdictions, with the exception of clients located in or operating non-whitelisted jurisdictions and every jurisdiction subject to sanction.
CoinDesk Media
CoinDesk Media, our information services business, is one of the world’s most recognized digital asset media and events providers. CoinDesk Media operates Coindesk.com, an award-winning digital media platform that covers news and insights about digital asset markets, policy and blockchain technology. In the first half of 2024, Coindesk.com attracted over 33 million unique visitors, highlighting its influence and reach within the digital asset community. Collectively, CoinDesk reached over 11.2 million users each month on average through our main site and various licensing partnerships, both paid and unpaid, during the first half of 2024. CoinDesk Media champions the contributions of digital assets to the evolution of the global financial system by informing and connecting the global investment community. We provide informative content through newsletters, social media, podcasts, video and webinars, engaging millions each month. Our Consensus conference, one of the world’s largest and longest-running digital asset events, attracted over 14,500 registrations in 2024 and serves as a key growth-boosting catalyst for our sponsors. Consensus brings together a diverse array of participants across the digital assets ecosystem, including policymakers, technologists, developers, investors, entrepreneurs, and industry leaders from around the world. This diverse representation underscores the expansive and truly global nature of the event, reflecting the widespread interest in digital assets across multiple sectors and geographies.
CoinDesk Indices
CoinDesk Indices provides data services for global institutions in the digital assets and traditional finance industries. Since 2014, CoinDesk Indices has been a leading provider of comprehensive digital asset indexing solutions, as measured by the AUM of underlying products. Our offerings include single-asset reference indices, broad market and sector indices and systematic strategy indices. Notable products include the CoinDesk 20 Index, which measures the performance of 20 selected digital assets representative of the overall market, and the CoinDesk Bitcoin Price Index (XBX), a USD reference rate for Bitcoin’s spot price with the longest track record in the industry that serves as the benchmark for over $20 billion of AUM in investment vehicles. CoinDesk Indices employs industry best practices for providing reliable digital asset pricing data and trusted index solutions.
The Growth of Digital Assets
Over the past decade, digital assets have seen strong growth in user adoption, market capitalization and widespread recognition. Initially a niche interest, we believe digital assets have evolved into a robust part of the financial ecosystem driven by institutional adoption, regulatory acceptance and technological advancements. Bitcoin, the first digital asset, was created in 2009. As of May 2024, the digital assets market has a total market capitalization of approximately $2.5 trillion (calculated by summing the market capitalizations of digital assets, which is determined by multiplying each digital asset’s current price by its circulating supply), according to CCData. While still nascent compared to traditional equity capital markets, which have a total market capitalization of $101 trillion as of May 2024 according to data from the World Federation of Exchanges, digital assets have established themselves as a mainstream component of the global financial system and adoption continues to accelerate. We believe mainstream adoption of these transformative technologies will drive the growth of digital assets just as it did adoption of the internet, and while we have seen tremendous growth since the inception of the asset class, we are still in the early stages of the technology adoption S-curve.
We believe that the foregoing indicates a promising future for the growth of digital assets, with several additional positive trends recently having emerged, including:
Adoption by Traditional Financial Institutions
We believe institutional adoption has been a key driver in the growth of the digital assets industry. Major global financial institutions such as BlackRock, Citi, Goldman Sachs, JPMorgan Chase and Fidelity have begun offering digital asset services and making substantial investments in the sector. Financial institutions are not only offering digital asset services but also serving as authorized participants on ETP products, further integrating digital assets into traditional financial systems. Research by Vision Track of Galaxy Digital estimated that assets under management for Global Liquid Crypto Strategies were $63 billion as of December 2023.
We expect more financial institutions to integrate digital assets into their product offerings, driving demand for and adoption of digital assets by their customers.
Broader Adoption and Institutionalization
Publicly listed companies like Tesla, MicroStrategy and Block have also added Bitcoin to their balance sheets, signaling broader acceptance of digital assets as a store of value. By the end of 2023, MicroStrategy held over 180,000 Bitcoins, showcasing a strategic commitment to digital assets. Moreover, the influence of digital assets has extended into the political arena, with a candidate for the 2024 presidential election accepting campaign contributions in cryptocurrency. This move further underscores the growing embrace and integration of digital assets into various facets of society.

Increasing Regulatory Clarity
Digital asset regulation is evolving and complex given the wide range of laws established, and to be established, by governments and other regulatory authorities globally. The introduction of new laws and regulations is, we believe, partly a response to the recent collapse of prominent digital asset platforms.
A consequence is increasing regulatory clarity, which, we believe, is playing a crucial role in the growth of digital assets. Over the past three years, significant legislation applicable to digital asset issuance and trading has been adopted or taken effect including the European Union’s Markets in Crypto-Assets Regulation in 2023, Singapore’s Cryptocurrency and Digital Token Act introduced in 2024, and Hong Kong’s regulatory framework for virtual asset trading platforms established in 2023.
We believe the SEC’s decision in late 2023 to allow spot Bitcoin exchange-traded products (ETPs) to list on major securities exchanges in the United States marked a significant regulatory milestone, making it easier for institutional and retail investors to participate in the market in a regulated manner. Investor demand for Bitcoin ETPs has been strong, with cumulative net inflows reaching $14.41 billion as of June 2024, according to CCData. We also believe the launch of spot Ethereum ETPs in the US in July 2024 represented another step in the ongoing integration of digital assets into traditional financial markets. We believe that the current offerings from multiple prominent asset managers indicate the potential investor appetite for convenient investment vehicles tracking Ethereum, the second-largest cryptocurrency by market capitalization. According to Bloomberg, as of July 31, 2024, there were over $60 billion in assets under management in various Bitcoin and Ethereum ETPs.
We believe continued efforts by regulatory bodies will foster safer and more robust digital asset markets that are attractive to increasing numbers of investors. We also believe Bullish, with our regulatory-first model, is positioned to benefit from this expansion of regulatory oversight.
Technological Advancements
Technological advancements in blockchain and distributed ledger technology have, we believe, enhanced the functionality and security of digital assets, driving increasing real-world application. Ethereum, for example, has pioneered the concept of smart contracts, enabling decentralized applications (dApps) and decentralized finance (DeFi) ecosystems.
Digital assets are increasingly being used in real-world applications:
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Stores of Value — Since the 2008 Global Financial Crisis, G7 central bank balance sheets have increased over 511% while also increasing M2 money supply by over 178%, according to data from Bloomberg. Driven by financial crises, the global COVID pandemic and record setting deficit spending in the United States, this large increase in global liquidity has led to a 32.9% decrease in the purchasing power of the US Dollar according to the data published by Federal Reserve Bank of St. Louis. We believe that many investors now view assets with limited or fixed supply, such as Bitcoin, as attractive alternatives to holding fiat currencies.

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Payments and Remittances — Blockchain-based applications for international remittances, such as stablecoins, as well as payments platforms developed by companies such as Ripple Labs and Paxos have driven significant increases in stablecoin transfer volume which exceeded $9 trillion in 2023, according to Token Terminal. Additionally, traditional financial giants like PayPal, Visa, and Mastercard have made significant investments and launched initiatives in the digital assets space, further demonstrating the convergence of traditional financial services with blockchain technology. These initiatives include PayPal’s integration of digital asset transactions, Visa’s support for stablecoin settlements, and Mastercard’s partnerships to enable digital asset payments on their network.

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Tokenization of Real-World Assets — Government-backed bonds, consumer loans, commodities, real estate, art and even sports contracts are being tokenized on decentralized blockchains. The European Central Bank, BlackRock and other government bodies and companies have stated that they are working on expanding the amount and types of real world assets tokenized on-chain. As of July 31, 2024, the total real-world assets on-chain stood at $13.2 billion, according to rwa.xyz.

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Decentralized Finance (DeFi) — DeFi platforms offer a range of permissionless financial services without traditional intermediaries, bringing a variety of financial services to a global audience. Total value locked, which represents the total amount of assets deposited on DeFi platforms, stood at $98.34 billion as of July 31, 2024, according to DefiLlama.

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Use of Digital Assets as Collateral in Traditional Finance Transactions — Many electronic brokers around the world are now accepting digital assets as an eligible form of collateral enabling users to transact in traditional financial markets such as equities, foreign exchange and fixed income. For example, prominent electronic brokers such as Interactive Brokers and eToro accept Bitcoin and Ethereum as collateral.

We believe these and future innovations in blockchain and financial technologies will enhance the efficiency and scalability of digital assets leading to their widespread use in a wider range of applications.
Our Opportunity
We believe that digital assets have the potential to revolutionize finance like the internet revolutionized communication and commerce. The unique attributes of digital assets and blockchain networks, such as their digital format, efficiency in transactions, and immutability, as well as the functionality and security they offer, have widespread potential use cases across a variety of end markets. These include digital storage of value, commercial and peer-to-peer payments (including remittances), smart contract-based financial applications, and much more. We believe the advantages digital assets offer over fiat currency in these use cases will lead to further adoption of the technology, ultimately spurring widespread recognition, increases in market capitalization, and increases in the volume of transactions in these assets. Though still in the early adoption stages, we anticipate the digital asset economy will impact individuals and businesses globally over the coming decades. We believe there are decades of growth ahead for digital assets as new applications and use cases for blockchain emerge. The TAM for the asset class could expand significantly and could potentially surpass that of gold in the future with multi-trillion dollar opportunities to be captured as mainstream adoption continues.
We believe Bullish is in a strong position to capitalize on the digital assets sector’s growth. We are a leader in this space that has quickly captured market share since launching in December 2021 and our business has continued to grow and diversify over time, regularly ranking as one of the top ten global spot trading venues for Bitcoin and Ethereum by volume, according to CoinMetrics. As the digital asset ecosystem evolves and as traditional financial market participants increasingly seek digital asset exposure, our products and services can fulfil needs through trading, media, advertising and events, data and analytics, and index products — with new financial and other capabilities in development. We aspire, and are committed, to leading the progression of this market by continually innovating on our offerings and expanding geographically, while operating in a regulated, institutional-grade manner.
What Sets Us Apart
We actively leverage all our unique advantages to distinguish ourselves from competitors:
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Comprehensive Product Suite for Digital Assets Trading — Bullish provides reliable liquidity, diverse product selection, and capital efficiency enabled by a unified and cross-collateralized margin account structure, enabling customers to manage their digital asset exposures comprehensively. We believe institutions choose Bullish for our best execution trading, deep liquidity, seamless trading experience, and robust infrastructure designed for high performance and security. The Exchange’s advanced technology and integration with third-party services further enhance operational efficiency and user experience, making it a preferred choice for many professional investors and institutions.

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Diverse Business Lines With Meaningful Synergy — Our multiple service offerings across Bullish Exchange, CoinDesk Media, and CoinDesk Indices are strategically aligned and complementary, and provide Bullish with a diversified business model that promotes stability by mitigating risks across different revenue streams. This diversity also positions us well to add further complementary capabilities that support our institutional client base and ecosystem.

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Trusted Platform Built on Strong Regulatory and Customer Relationships — All of our businesses are built on a foundation of trust and transparency earned through our commitment to operating in a compliant manner with required regulatory authorisations, respecting the editorial independence of our award-winning news platform and providing publicly-available financial disclosures.
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Leading Technology Capabilities — Since launch, we have strived to build a technology forward business utilizing modern technological services and architecture. Our platform features advanced technology, including a central limit order book and an automated market maker, enabling optimal execution and deep liquidity for our customers. We also implement continuous platform upgrades, such as enhanced security protocols, scalable infrastructure, and improved user interfaces, to provide a seamless and efficient trading experience. We believe staying at the forefront of technological innovations to better service our customers and improve our operations is a core strength and critical to our success.

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Unique Global Distribution Rooted in Institutional Execution — As of July 31, 2024, Bullish served over 1,400 institutional customers from around the world in the digital assets industry, with CoinDesk.com attracting over 6 million unique monthly viewers during the first half of 2024. This breadth of customer reach allows us to stay at the forefront of developments and opportunities in the digital assets industry while also providing an embedded source of future growth.

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Strong Financial Profile and Capitalization — For our year ended December 31, 2023, our net income was $1.3 billion. On a non-IFRS basis, we recorded adjusted EBITDA of $26 million in 2023 and our adjusted net income was $22 million in 2023. See “— Non-IFRS Financial Measures” for a description of how management calculates and uses each of these non-IFRS measures and reconciliations of net income/ (loss) after tax to adjusted EBITDA and adjusted net income/(loss). We maintain what we believe to be a well-capitalized and highly liquid treasury that can be deployed in support of our businesses in a variety of manners including liquidity and credit provision on the Bullish Exchange, supporting the growth and liquidity of select digital assets, sponsoring investment products powered by CoinDesk Indices, venture capital investments and strategic mergers and acquisitions. As of December 31, 2023, we held $112.9 million of cash and $1.543 billion of digital assets against borrowings of $497 million.

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Experienced Management Team Fostering Innovative and Driven Culture — Our culture is characterized by our dedication to fulfilling Bullish’s mission anchored in our cultural tenets through which we inspire a collaborative and results-driven work environment.

Growth Strategy
Our growth strategy is focused on leveraging the core strengths of Bullish Exchange, CoinDesk Media and CoinDesk Indices businesses to create a suite of solutions that can unlock our customers’ growth potential. We seek to enhance each businesses’ product offerings through the addition of services and resources from other Bullish group businesses as well as appropriately marketing Bullish services across the entire group’s 1,400+ institutional customers. Critical aspects of our growth strategy include:
Global Expansion of Our Regulatory License Footprint and Group Services
We are working to expand Bullish Exchange’s global reach and market access through applications for regulatory authorisations, registrations and/or other approvals in Europe, the United States, Canada, Hong Kong and the United Kingdom. Expanding our licensing footprint will allow us to reach large new potential user bases geographically and by customer type in a regulated and compliant manner. For example, the retail segment represents a significant growth opportunity as we expand our global regulatory license footprint. We have obtained a distributed ledger technology license from the Financial Services Commission in Gibraltar, are deemed to be licensed by the SFC in Hong Kong as part of our license application for a Virtual Asset Trading Platform license (although this does not mean our license application has been or will be approved by the SFC) and have filed and are awaiting approval from the Federal Financial Supervisory Authority (BaFin) in Germany for a proprietary trading/principal brokerage license and a crypto asset custody license. In the United States, we have filed license applications in several states, including for the notable New York State BitLicense. We believe that Bullish has a competitive advantage over many exchanges due to our robust compliance and control framework, regulatory sophistication and financial statement audits, which we believe will collectively enable us to secure the required approvals from respected regulators. It is our view that within a few years, most countries of scale will require appropriate regulatory approval to conduct meaningful business within their borders or aimed at their residents. Similarly, CoinDesk Indices is taking steps to bring its index products under relevant regulatory regimes in Europe to better meet the needs of potential customers in that market.
Consensus already draws speakers and attendees from around the globe and CoinDesk Media already delivers its news and information services to worldwide audiences. To reach deeper into international markets, we announced Consensus’ first Asia conference for February 2025 in Hong Kong and we are expanding CoinDesk Media’s translation capabilities to strengthen our global reach.
Continuing New Product Development and Adoption of Existing Products
Throughout Bullish’s relatively short operating history we have worked to innovate in our product development to meet customer needs and improve upon existing technologies in the marketplace. Our strategy creates a flywheel effect, where the introduction of new products drives increased customer activity, which in turn fuels further product innovation and adoption. In addition to increasing customer adoption of existing products, we aim to continue launching new products across our business on a regular basis and believe our ability to quickly bring new products to market and anticipate customers’ needs is key to our growth. As an example, we recently introduced perpetual futures trading in response to customers’ desire for hedging solutions, which has grown to an average daily volume of more than $370 million in less than a year since launch. Additionally, 50% of our active spot trading customers have taken up perpetual futures trading, demonstrating our ability to cross-sell new products into our existing customer base.
Continuing Collaboration and Integration across our Businesses
We believe an important growth driver for our business will be continued collaboration and integration across our businesses. A key component of our strategy is cross-selling our products and services to our existing customer base. For example, we have successfully cross-sold the CoinDesk20 Index, which is now listed on the Bullish Exchange, enabling our institutional customers to trade perpetual futures contracts of CoinDesk 20 Index (CD20/USDC-PERP). We are working to build a platform that leverages our core strengths to increase adoption of Bullish’s services by existing and new customers using a unified and efficient operating model to maximize our human capital and financial resources. We believe this operating model will promote synergies between our businesses that increase revenues, reduce expenses and position us well for future mergers and acquisitions.
Pursuing Mergers and Acquisitions
Mergers and acquisitions have been a core driver of our business expansion. We successfully completed the strategic acquisition of the CoinDesk businesses in November 2023, significantly enhancing our media and information services capabilities. We expect to continue pursuing future acquisition opportunities that complement our existing businesses. These acquisitions will be aimed at enhancing our product offerings, expanding our market reach, acquiring human capital, and accelerating our growth trajectory. By leveraging our strong balance sheet, unified operating model and broad distribution capabilities, we can pursue acquisitions that aim to provide immediate value and long-term synergies.
Our Business
Built through a combination of organic growth and strategic acquisitions, we operate a regulated global digital assets exchange, a leading information services business and a data products provider. We currently offer these three distinct but complementary services that span the digital assets industry under the well-known “Bullish” and “CoinDesk” brands:
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Trading and Liquidity Infrastructure — At our core, we operate the Bullish Exchange, an institutionally focused, regulated global digital assets exchange. We provide a spot and derivatives trading platform, along with services for liquidity and risk management.

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Information Services — CoinDesk Media provides news, analysis and real-time insights on digital assets and blockchain technology and holds large-scale conferences for industry professionals.

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Data Products — CoinDesk Indices provides data, indices and analytics for digital assets and serves institutional customers.

Bullish Exchange
The Bullish Exchange is a leading global digital assets trading platform that sits at the center of our digital asset market infrastructure business, operating a regulated and institutionally focused digital asset trading platform that integrates a high performance central-limit-order-book matching engine combined with automated market making to provide deep and predictable liquidity. We launched Bullish Exchange to fulfill a market need for a trusted partner that combines technological innovation and blockchain expertise with traditional financial services. Our go-to-market strategy for Bullish Exchange focuses on acquiring customers through a combination of carefully targeted sales efforts, product diversification, and strategic participation in industry conferences. We employ a global sales team dedicated to promoting our multiple product offerings and identifying opportunities to serve broader business needs, having regard to applicable regulatory settings. By attending key industry events, we aim to enhance our visibility and engage with potential eligible customers and partners. Additionally, we leverage our Group’s extensive network and resources to develop and acquire more customers, driving growth and expanding our market presence.
Highlights:
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Trade spot and derivatives across 69 trading pairs as of August 2024.

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Executed $207 billion total trade volume in 2023 and $298 billion in the first half of 2024.

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Ranked top ten global spot trading venue for Bitcoin and Ethereum as of August 2024 according to CoinMetrics.

Bullish Exchange aims to differentiate itself through reliable liquidity, diverse product selection, and capital efficiency enabled by our unified and cross-collateralized margin account structure. As a regulated global exchange, Bullish Exchange is designed to offer a secure trading environment with innovative solutions like automated market making, margin services, and perpetual futures. We earn transaction fees and spreads from customer trading activities and interest from margin and other credit facilities. For how we account for these earnings, see section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Components of Results of Operations, — Results of Operations — Non-IFRS Financial Measures, — Critical Accounting Estimates”.
Since launching in December 2021, Bullish Exchange has quickly captured market share across the institutional digital assets landscape. As of June 30, 2024, we have executed over $700 billion in total trading volume since launch. We believe this growth highlights the trust earned through our regulated-first approach, advanced technology stack and experienced management team. We are regularly ranked as one of the top ten global spot trading venues for Bitcoin and Ethereum by volume according to CoinMetrics.
Trading Technology and Services
Bullish Exchange is built with the needs of institutional and professional traders in mind. Bullish Exchange’s largest BTC and ETH markets feature lower total slippage, (i.e. the difference between the expected fill price of a trade and the actual price at which the trade is executed, inclusive of trading fees) and better consistency of order book depth than other leading digital asset trading platforms. We continuously enhance our trading product offerings and ability to deliver a seamless trading experience. Our platform offers advanced trading tools, a high-performance matching engine, and robust liquidity management features designed to meet the sophisticated needs of our clients. Key features of our current offering are:
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Bullish Order Book — Our order book integrates a traditional central limit order book with advanced features, including customizable order types and support for AMMI as described below. Central to the Bullish Exchange, the Bullish order book uses a high-performance, institutional-grade matching engine that facilitates deep liquidity and efficient trade execution. Collaborations with external partners, including leading technology and liquidity providers, have significantly strengthened our matching engine and infrastructure, solidifying Bullish as a trusted institutional service provider.

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Connectivity — We have a range of connectivity options available to provide suitably high-throughput customer access to our Exchange. Offering multiple avenues of connectivity, such as the Financial Information eXchange (FIX) protocol, direct connectivity through multiple technology providers and traditional API integrations (eg REST, WebSocket), enables robust, low-latency access that caters to a wide range of trading strategies and technical requirements.

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Automated Market Making Instructions (AMMI) — Our advanced AMMI order type technology allows customers to provide liquidity in a customizable and automated manner. These orders allow customers to place a series of limit buy and/or sell orders within specific parameters, with these orders serving as a dependable source of liquidity in the market. Our AMMI order type offers several advantages, including increasing liquidity, reducing reliance on traditional market makers, and supporting two-way flow, which enhances market efficiency. Features include the ability to select specific trading pairs (e.g., ETH/BTC or BTC/USD), define spreads, enable dynamic volatility-based spreads, set price ranges and specify the amount of assets to trade. These features allow customers to provide highly customized liquidity to our markets and can be operated manually or via API. Additionally, AMMI orders ensure independent price discovery, as prices are only updated based on actual trading activity and do not use external data sources or oracles. Customers using AMMI orders benefit from unique economic advantages, such as capturing a percentage of the spread and taker fees when trades are matched and filled using their orders.

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Margin Credit Lines — These are collateralized loan facilities that we tailor according to customers’ needs and risk profiles. We lend various assets, configure margin thresholds, interest rates and tenors to suit the customer’s particular use case, and manage these facilities at the individual trading account level. Specific risk controls prevent the use of loaned assets for other leveraged products (i.e., leverage-on-leverage) and enforce withdrawal limits to keep these assets within the Bullish Exchange.

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Margin Trading — The platform provides a funded credit facility for customers to lend and borrow assets on-demand for trading on the Bullish Exchange, letting them put assets to work or increase capital efficiency when trading. Our system includes dynamic collateral requirements and a risk engine that continuously monitors collateral levels and market conditions. We use real-time analytics to assess risks, trigger margin calls and initiate automated liquidations if necessary. From the launch of margin trading to December 31, 2023, there have been no credit losses suffered by Bullish from defaults.

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Spot Markets — As of July 31, 2024, we offered spot markets in 43 trading pairs encompassing 34 distinct digital asset tokens. In select spot markets, customers benefit from deep liquidity from AMMI orders. Our spot markets can accommodate lot sizes ranging from extremely small to large, which enables customers to pursue diverse trading strategies, from micro-trading to large-scale transactions. Customers are able to pre-fund their trading accounts using the available on-Exchange credit services and executed trades settle instantaneously.

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Perpetual Futures Markets — Perpetual futures are a type of derivative contract developed specifically for digital assets. These contracts, which have no expiry date, reference the prices of underlying digital assets with a 1:1 linear valuation to the underlying. Depending on the digital asset, we allow for up to 7x leverage. Settlement and funding periods occurring hourly and positions are netted across fills with longs offsetting shorts. Perpetual futures enhance capital efficiency and allow exposure to the underlying asset without the need to custody that asset.

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Bullish Unified Trading Accounts — We allow customers to manage multiple independent trading accounts under one relationship with the Bullish Exchange. Each trading account can use all available trading and lending products with a unified collateral pool within the trading account but segregation of positions and collateral from other trading accounts. This setup ensures that positions or liquidations in one trading account do not impact the positions or collateral in other trading accounts, which is a feature beneficial to various institutional customer segments. For example, proprietary trading firms can separate their trading activities by asset class or trading strategy, maintaining clear risk management and operational efficiency.

Custody Solutions
We have implemented state-of-the-art custody solutions, including multi-signature wallets, cold (offline) storage and a multi-custodian strategy, designed to safeguard our customers’ digital assets against threats while meeting customers’ expectations for deposit and withdrawal times. Our approach combines advanced technology with stringent security protocols and a culture of security within the organization. We partner with reputable third-party custodians, including BitGo, Fireblocks, and Coinbase, to provide these solutions. Our custody solutions adhere to the SOC 2 Type II standard, ensuring a high level of security and operational integrity. Key features of our custody approach are:
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Taurus Blockchain — Our private and permissioned blockchain, Taurus, secures the custody smart contract code, and provides improved transparency and verification of custody operations.

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Multi-Custodian Strategy — We diversify custody arrangements across multiple reputable custodians, including self-custody, to mitigate risk and prevent asset concentration in a single location. Prior to depositing assets with our Exchange, customers of Bullish Exchange must complete our industry-standard AML/KYC process.

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Multi-Signature Wallets — Transactions require multiple approvals, significantly reducing the risk of unauthorized access. Hot wallets are all multi-signature, with keys secured across a number of independent organizations and technology stacks.

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Cold Storage — The majority of our customers’ assets are stored offline in cold storage solutions, resistant to online hacking attempts. This enhances protection from cyber threats.

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Regular Audits — We conduct frequent security audits and assessments to identify and mitigate potential vulnerabilities. This proactive approach helps maintain the integrity and security of our custody solutions.

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Segregated Custody Accounts — We safeguard customer assets with mechanisms including segregated custody accounts and layers of controls that surround assets in our custody.

CoinDesk Media
CoinDesk Media is a global media and events organization and leading authority in the digital assets information services industry. We acquired CoinDesk Media in November 2023.
Highlights:
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CoinDesk.com provides award-winning journalism, live price information and multimedia products serving a large, global and valuable audience

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Consensus conference is a leading digital assets and blockchain conference for finance, technology, infrastructure and financial services professionals with over 14,500 registrations annually

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Consensus conference continues to expand globally, with Consensus held in Austin in 2024 and planned for Hong Kong in 2025.

Our mission at CoinDesk Media is to provide trusted insights, authoritative news, and transparent analysis to the digital assets industry while facilitating partnerships within the investment community through our flagship Consensus conference. Since its founding in 2013, CoinDesk Media has remained committed to being a primary authoritative source of information covering the digital assets industry, promoting trust and transparency, and engaging both digital asset natives and mainstream audiences through its website and social distribution channels.
We operate two primary business lines: media and events. Our media business delivers news and insights on the digital assets industry, while our events business gathers the global digital asset, blockchain, and Web3 communities at annual events such as Consensus.
During the first half of 2024, CoinDesk.com averaged approximately 6.1 million unique viewers monthly from almost 250 countries. The Consensus 2024 conference had over 14,500 registrations, over 600 speakers, and more than 200 sponsors, which we believe demonstrates the growing relevance and appeal of digital assets across both digital asset native and traditional financial businesses. As mainstream and institutional adoption increases with the introduction of mainstream investment vehicles like Bitcoin and Ethereum ETPs, we believe CoinDesk Media and its Consensus conference are well-positioned to serve a wider and an increasingly sophisticated audience. By providing expert data, analysis, and facilitating influential gatherings, we believe

CoinDesk Media can stand at the forefront of digital assets adoption, ready to inform and connect the expanding global community of digital asset enthusiasts and professionals.
Our Media Platform
Our media business, operating through CoinDesk.com and key social media platforms including Facebook, LinkedIn and YouTube, is a global digital media platform delivering comprehensive news, commentary and insights on digital assets markets, finance, policy, and technology. We believe our platform is a go-to source for digital asset natives, mainstream retail, digital asset curious and institutional investors globally, offering reliable, in-depth global coverage in multiple languages. We provide informative content and in-depth analysis through our editorial site, social channels, newsletters, podcasts, video and digital assets price pages that millions engage with each month. Our investigative journalism, notably the reporting on the FTX collapse in 2022, has earned us prestigious awards such as the George Polk Award for outstanding journalism and the Gerald Loeb Award, widely considered the top prize in financial and business journalism, underscoring our commitment to excellence and impact.
Our media business primarily generates revenue through the sale of digital display and audio-visual advertising, delivered via advertising impressions. We establish agreements directly with customers or through advertising agencies, which secure advertising space on our platforms on behalf of their customers. These agreements usually detail the advertising product type, pricing, insertion dates, and the number of impressions within a specific timeframe. Most of our advertising revenue comes from direct sales to marketers by our sales teams, while a smaller portion is generated through programmatic auctions managed by third-party advertising exchanges.
Our various platforms offer a multitude of advertising, sponsorship and product placement possibilities for our marketer customers:
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CoinDesk.com — During the first half of 2024, CoinDesk.com averaged over approximately 6.1 million unique viewers monthly from almost 250 countries. The website offers sitewide digital display ads, high-impact sponsorships, audience bundle packages, custom theme weeks, press releases and sponsored thought leadership content.

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Newsletters and Mailing Lists — We facilitate targeted advertising through five newsletters, reaching over 400,000 active subscribers, along with a mailing list of over 240,000 individuals (as of August 2024).

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Podcasts — Our four podcasts offer sponsor integration opportunities with over 2.3 million downloads (during the first half of 2024).

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Videos — We support in-stream video ads during our short clips, compelling segments, immersive long form shows, and dynamic livestreams with over 14.2 million on-site video views (during the first half of 2024).

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Social Media — Our social media accounts on key platforms have an aggregate following of over 4.2 million followers, including 3.2+ million followers on X, 268,000+ followers on Facebook, 220,000+ followers on Instagram, 217,000+ followers on Telegram, 165,000+ followers on LinkedIn, 103,000+ followers on YouTube in addition to smaller platforms and ancillary accounts (all as of August 2024).

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Webinars — Our live broadcasts feature financial services executives and industry C-suite leaders, educating CoinDesk’s audience on technological, regulatory and financial developments.

We derive additional revenue through licensing our premium content, such as market analysis, research reports, and exclusive interviews, to portals, news aggregators, business publishers, digital asset and traditional exchanges and financial data services like Bloomberg and Refinitiv.
Through CoinDesk Studios, our in-house content and innovation team, we generate revenue by creating custom branded content, executing immersive experiences, hosting in-person events and crafting targeted media strategies to help brands connect with their desired audiences.
We seek to continuously produce authoritative, professional and creative content covering digital assets, blockchains, Web3 infrastructure and evolving regulatory landscapes with depth and breadth. Our trusted content serves as a valuable resource across Bullish’s business verticals.

Consensus Conferences
Our Consensus conferences are dedicated to fostering connections, facilitating discussions and driving new business within the global digital asset, blockchain, and Web3 communities. As the CoinDesk flagship event, Consensus has established itself as a premier conference in the digital asset and blockchain industries, bringing together thought leaders, innovators, and enthusiasts from around the world.
Established in 2015, Consensus is one of the world’s longest running and largest gatherings of the digital assets industry with over 14,500 annual registrations. Consensus provides insights into the digital age’s evolution, covering fintech and blockchain innovations, Web3’s cultural impact, and government responses to digital assets advancements. It serves as a forum for fostering collaboration, partnerships, and business growth opportunities. The event has historically featured many of the most sought-after speakers across digital asset, finance and technology with speakers including U.S. presidential candidates, congressional leaders, CFTC and SEC commissioners, Vitalek Buterin, Jack Dorsey, Balaji Srinivasan, Cathie Wood, Jenny Johnson and hundreds more. The conference offers extensive networking opportunities, enabling attendees to connect with potential customers and investors, recruit talent, and close strategic deals.
We monetize Consensus through ticket sales and selling sponsorships and booths. Sponsors have the opportunity to enhance brand awareness, gain thought leadership exposure, generate leads, and access valuable networking opportunities. We believe Consensus is a cornerstone of the digital assets industry, driving its future by connecting key stakeholders and facilitating essential conversations.
The event has grown significantly during its decade-long history, which we believe demonstrates the increasing relevance and appeal of digital assets across both digital asset native and mainstream sectors including financial, technology, and consumer brands. Notably, the 2024 Consensus conference had over 14,500 registrations from over 100 countries, 680 speakers across 8 stages, over 270 startups and over 200 sponsors, making it an important gathering point for industry participants, leaders and visionaries. Consensus events have been hosted in major cities around the world, including Austin in 2024 and planned for Hong Kong in 2025.
We believe the Consensus conference is well-positioned to leverage its established reputation, diverse participation, robust networking opportunities, and high-quality content to continue facilitating growth and innovation in the digital assets industry.
CoinDesk Indices
CoinDesk Indices aims to establish industry-leading benchmarks for digital assets prices, sectors and, through our flagship CoinDesk 20 Index, the digital assets market overall.
Highlights:
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World’s most most-traded broad index for the digital assets market: CoinDesk 20 Index, with over $7 billion traded between January to August 2024

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One of the world’s largest single-asset indices by AUM: CoinDesk Bitcoin Price Index (XBX), with over $16 billion AUM as of June 30, 2024

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Leader in developing tradable indices for finance professionals to exchange and manage digital assets exposures

With the increasing institutional adoption of digital assets, we believe there is growing demand for reliable and transparent pricing benchmarks within this emerging asset class. The benchmarks industry plays a crucial role in financial markets by providing standardized and authoritative reference rates for various assets, enabling investors, traders, and other market participants to make informed decisions.
CoinDesk Indices has been a leading provider of digital asset indices and market data since 2014 and was one of the first index providers to enter the digital asset space. CoinDesk Indices is positioned at the intersection of financial markets and the digital asset ecosystem. We believe our competitive advantages include brand recognition, security and operational controls with SOC 1 and SOC 2 assurance reports, technological innovation and industry expertise. We offer a suite of indices designed to track the performance of the most widely traded digital assets, providing investors with reliable, transparent, and accurate benchmarks for the rapidly growing industry. Our indices serve a broad range of market participants, including institutional investors, asset managers, financial advisors, exchanges, and retail investors. CoinDesk Indices aims to differentiate itself by being nimble, customer-driven and entirely devoted to digital assets. CoinDesk Indices generates revenue through a combination of fixed licensing fees and revenue-sharing agreements. For flagship indices like the XBX, financial institutions and asset managers typically pay an annual fixed fee to use the index as a benchmark or pricing reference. Additionally, for investment products directly tracking an index’s performance, such as ETPs, revenue-sharing deals are negotiated where CoinDesk Indices receives a percentage of the product’s assets under management or revenues as an ongoing licensing fee. Additionally, CoinDesk Indices can leverage the CoinDesk Media platform and events business for extensive global reach to educate the market on our research and indices offerings.
CoinDesk Indices offers different types of indices, including:
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Multi-Asset Indices — Aggregated indices that provide a broad view of the digital asset market. We target asset managers and institutional investors who seek diversified exposure to digital assets.

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Single Digital Asset Indices — Track the performance of individual digital assets such as Bitcoin, Ether, and others. We focus on asset managers and financial advisors who require precise tracking of individual assets. Our strategy involves direct outreach and conducting educational webinars to showcase the benefits of using our indices.

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Sector-Specific Indices — Focus on specific segments within the digital asset market, such as decentralized finance (DeFi). We target niche asset managers and specialized investment funds. Our efforts include publishing sector-specific research and participating in sector-focused events.

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Custom Indices — Customized versions of our existing offerings for specific institutional customers and asset managers. Our strategy includes providing personalized consultations and bespoke solutions to meet their specific requirements.

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Signals and Rates — Bitcoin Trend Indicator (BTI), Ether Trend Indicator (ETI) and the Composite Ether Staking Rate (CESR), among others. We target traders and market analysts who use these signals for informed decision-making. Our approach involves integrating these signals into trading platforms and providing regular updates through market reports.

The CoinDesk 20 Index is a multi-asset index that measures the performance of a selection of top digital assets. It is designed for implementation at scale and to comply with liquidity and exchange-listing requirements. The index is market-capitalization-weighted with a 30% cap on the largest constituent (currently Bitcoin) and a 20% cap on all other members (currently capping Ethereum). The CoinDesk 20 Index has been designed with liquidity, diversification benefits and implementation in mind, with a view to making it a critical reference for digital assets and a new building block for investment products. The CoinDesk Bitcoin Price Index (XBX) is widely recognized as a transparent and robust reference rate for Bitcoin, analogous to traditional benchmarks like the ICE BofA US Treasury Bill Index that provides reliable pricing for U.S. Treasury bills or the LBMA Gold Price that serves as an authoritative benchmark for pricing gold. Our data services provide comprehensive market data that include real-time, end-of-day, and historical data feeds, analytics, and research notes. Our data services are designed to support informed investment decisions and market analysis as well as the needs of custodians, market-makers, and other market participants. Leveraging the expertise of CoinDesk Media’s publications and research teams, we also offer research and insights, market analyses, and thought leadership pieces to keep our customers informed about the latest developments in the digital asset space.
Treasury Management
As of December 31, 2023, our gross liquid assets amounted to $1.656 billion. Our treasury management strategy for our liquid asset holdings is designed to maintain significant direct exposure to digital assets, primarily BTC and ETH, as well as maintaining sufficient liquidity in fiat currencies required to support and grow our businesses and as well meet regulatory capital requirements in the various jurisdictions in which we operate. We currently invest, and will seek to invest, our liquid assets in the following activities:

Allocation to Digital Assets
As of December 31, 2023, our holdings in digital assets excluding stablecoins totaled $1.261 billion, of which $1.070 billion was BTC, $180.8 million was ETH and $10.7 million was other digital assets.
Mergers and Acquisitions
We actively seek opportunities to acquire businesses and technologies that complement our core products and operations. These acquisitions are aimed at enhancing our product offerings, expanding our market reach, acquiring human capital and accelerating our growth trajectory. According to Galaxy Digital research, more than $55 billion of digital assets related venture capital investment occurred between 2021 and 2022. We believe many digital assets related companies that received this funding have not been able to successfully scale into sustainably profitable businesses and as such we are likely to see increased consolidation across the sector in coming years. By leveraging our strong balance sheet, unified operating model and broad distribution capabilities we expect to pursue strategic acquisitions that provide immediate value and long-term synergies.
Providing Liquidity on our Exchange
Bullish provides liquidity on the Bullish Exchange through sophisticated methods designed to ensure transparency and fairness. Our approach involves using AMMI and algorithmic rebalancing trades, both of which are disclosed on the Trust and Transparency page available to all Exchange customers after they log in. As of December 31, 2023, our holdings in digital assets on Bullish Exchange used for liquidity and credit provisioning totaled $187 million, of which $99 million was US dollars or US dollar denominated stablecoins, $53 million was BTC, $28 million was ETH and $17 million was other digital assets.
Bullish primarily uses AMMI to make markets on the Exchange. In addition to AMMI, Bullish conducts rebalancing trades algorithmically to restore the optimal ratio of assets required for market making. Typically, this ratio is 50:50 base to quote assets, ensuring balanced liquidity on both sides of the market price. Rebalancing trades are executed as small market orders, approximately $300 per trade, around three times per second. This minimizes market impact and slippage, maintaining the integrity of the market. The rebalancing process involves shifting AMMI ranges up or down as the market price moves, ensuring that liquidity remains balanced and aligned with the current market conditions.
All of Bullish’s AMMI and rebalancing trades are disclosed on the Trust and Transparency page which is accessible to all Exchange customers after they log in. This commitment to transparency ensures that our customers can trust the integrity of our liquidity provisioning methods. Bullish’s liquidity provisioning methods are designed to support our customers’ trading activities without creating conflicts of interest. Our technology-driven approach, combined with significant capital backing and a rigorous risk management framework, ensures that we offer a seamless and efficient trading experience. This unique model not only enhances market depth but also fosters a trustworthy and reliable trading environment for all participants.
Venture Capital Investments
Our nascent venture capital business, Bullish Capital, focuses on identifying and investing in innovative startups and emerging technologies within the digital assets and blockchain space. Bullish Capital aims to generate high returns on capital through a diversified portfolio of investments in digital asset-related businesses. In 2024, we led the Series A investment round for ether.fi, one of the largest Ethereum liquid re-staking protocols by total value of Ethereum locked, and contributed to the investment round for Babylon, the developer of a bitcoin staking protocol. We continue to seek strategic investments that complement and enhance our existing businesses. By deploying a small portion of our large balance sheet into carefully selected investments, we aim to minimize risk while capitalizing on opportunities to drive innovation and enhance our market position within the industry.
Competition
The rise of digital assets and blockchain technology has led to growth in the number of firms competing to provide services in various verticals. Bullish, as a global digital asset platform offering a comprehensive suite of infrastructure and information services, operates in a highly competitive and rapidly evolving landscape.

Our competitors span various segments of the digital asset ecosystem, including traditional financial institutions, fintech companies, digital assets exchanges, media outlets, data providers and technology firms, however we believe our strategy of offering a range of complementary services across different verticals distinguishes us from firms that offer siloed services as discussed below.
In the digital assets exchange market, we compete with numerous well-established and emerging centralized and decentralized digital assets exchanges, as well as traditional financial exchanges that have expanded into the digital asset market. The digital assets exchange industry has grown rapidly, with over 200 exchanges worldwide as of March 2024. The industry is highly competitive, with centralized exchanges offering various features, fee structures, and marketing strategies to attract users. Our institutional mindset and regulatory-first focus, tight spreads, breadth of trading products (e.g., perpetuals), and attractive AMMI model are all significant differentiators for our target institutional customer base. Our primary competitors in this space include global players such as Binance, Coinbase, Kraken, Bitpanda and other financial institutions, fintech companies and firms offering digital asset trading services or exploring entry into this market. We also compete with local digital assets exchanges in certain countries. Our global brand, greater customer base, and deeper liquidity are differentiating characteristics for prospective customers in such geographies. Decentralized finance (DeFi) platforms have also emerged, aiming to provide lower costs and disintermediation. However, the total value locked in DeFi products, at $98.34 billion as of July 31, 2024, according to DefiLlama, remains relatively small compared to the overall digital assets market volume, with a combined spot and derivatives trading volume on centralized exchanges reaching $4.94 trillion in July alone, as reported by CCData.
In our media and events businesses, we compete with a variety of traditional and new media outlets, online publications, print publications, blogs, social media platforms, industry associations and event organizers that offer news, analysis, information, conferences and networking opportunities related to digital assets, blockchain technology and the broader financial technology industry. Numerous dedicated media platforms and events provide news, analysis, and data about this emerging industry. Some of these platforms and events strive like we do to serve as hubs for networking, knowledge-sharing, and exploring the latest trends and innovations in the space. Our primary competitors in these areas include CoinTelegraph, The Block, Be In Crypto, Token2049 and various other industry-specific digital media news publications and conferences organized by other companies.
In our digital assets index business, we operate in a highly competitive industry and compete against both tenured traditional finance index providers and emerging digital-asset-focused index providers. Many traditional finance providers, such as Bloomberg, MSCI and FTSE Russell, have established brands, track records within the index space, large customer bases, and substantial marketing budgets. Digital-asset-focused index providers, such as CF Benchmarks, Bitwise Asset Management and MV Index Solutions, have emerged more recently and like us highlight their expertise in digital assets as compared to traditional providers.
Customers and Other Stakeholders
Our diverse offerings cater to a wide range of customers spanning institutional, retail and various ancillary segments.
Institutional Investors
The institutional market represents a significant portion of our customer base, driven by the increasing acceptance and integration of digital assets into traditional financial portfolios. Our institutional customers include digital asset-focused investment firms, asset managers, including foundations, family offices, and corporates diversifying their treasury holdings.
Within the institutional segment for the Bullish Exchange, our customers can be further categorized based on their specific requirements and engagement with our services, such as fund managers, market makers, proprietary traders, prime brokerages and retail aggregators.
Self-Directed Retail Investors
While secondary to our institutional focus, the retail segment, although involves heightened regulatory requirements and more restrictions related to offering certain products to retail investors, represents a potential significant growth opportunity as we expand the Bullish Exchange’s global regulatory license footprint (see section entitled “— Government Regulation — Financial Services Regulation”). The retail investors segment includes individual investors, advanced traders, and high-net-worth individuals who trade directly on our Exchange or through retail aggregators.
CoinDesk Media’s audience comprises individuals seeking news, analysis, information and conferences related to the digital assets industry, whether for the purposes of their personal or professional interests and involvement in digital assets.
Market Makers
Market makers provide liquidity to our markets, facilitating efficient and smooth trading operations. Their participation enhances market depth and stability, which is essential for attracting and retaining institutional and retail investors.
Stablecoin Partners
Stablecoin partners collaborate with us to ensure liquidity and stability in the digital asset market. These partners provide a reliable medium of exchange that is pegged to traditional fiat currencies, reducing the impact of price volatility inherent in many digital assets. By integrating stablecoins into our platform, we offer our users a stable and secure way to transact and store value, thereby enhancing the overall user experience.
Digital Asset and Traditional Finance Vendors
Digital asset and traditional finance partners and exhibitors collaborate with us at Consensus and other events to showcase their products and services to a global audience. By partnering with these vendors, we enhance the diversity and quality of offerings available to our customers, thereby elevating the overall experience.
Corporate Information
Bullish was incorporated on June 22, 2021 under the laws of the Cayman Islands (including the Companies Act (As Revised)) as an exempted company. Bullish became the parent company of the group after an internal reorganization in April 2023, prior to which the parent company of the group was Bullish Global. In November 2023, we acquired the CoinDesk businesses. As of the date of this prospectus, Bullish is the parent company of a number of operating subsidiaries, including (i) Bullish (GI) Limited, primary operator of our Bullish Exchange business, (ii) CoinDesk, Inc., which operates our CoinDesk Media business; (iii) CoinDesk Indices, Inc., which operates our CoinDesk Indices business, (iv) Bullish Capital Management, which houses our venture capital investments; and (v) BTH, which is engaged in trading and liquidity services.
Bullish is registered with the Registrar of Companies of the Cayman Islands under number 377453. Our registered office is located at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-104, Cayman Islands and our principal executive office is located at 10A Building A, 60 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands, KY1-9005.
Our agent for U.S. federal securities law purposes is Bullish US LLC, located at Suite 302, 4001 Kennett Pike, County of New Castle, Wilmington, Delaware 19807.

Group Organizational Structure
The following diagram illustrates our current simplified corporate structure for Bullish and its significant subsidiaries (as defined in Rule 1-02 of Regulation S-X of the U.S. Securities Act of 1933, as amended):

*
BMH and its subsidiaries are not significant subsidiaries but have been included in this diagram for information purposes.

Employees and Culture
As of July 31, 2024, Bullish had approximately 330 personnel (comprising employees and contractors) primarily in the Cayman Islands, Gibraltar, the United States, Hong Kong, the United Kingdom and Singapore, over 160 of whom were principally engaged in technology, security and operations.
We work to maintain an open and proactive corporate culture, providing those who join us with significant career development opportunities. We believe this is evidenced by the quality of our people, their development and the retention of key individuals. Our teams are not siloed; instead, they work collaboratively across the organization, fostering a culture of shared know-how and unified effort. This integrated approach not only optimizes our cost base but also enhances our ability to innovate and respond to market needs quickly.
We believe that our compensation and benefits packages are competitive within our industry and we maintain good relationships with our personnel. We are committed to maintaining good relationships with our personnel by offering comprehensive benefits that support their well-being and professional growth. Our competitive compensation packages are designed to attract and retain top talent so that we can continue to drive innovation and excellence in the digital assets space.

Facilities and Location of Operations
Bullish has a unified and cost-efficient approach to its operations. Our global digital asset platform leverages shared personnel, resources and office spaces to optimize costs and enhance collaboration across all our businesses.
Bullish has its principal office, and domicile, in the Cayman Islands. The head office of the CoinDesk businesses is in New York. The head office of the Bullish Exchange is in Gibraltar. We also have offices in Hong Kong and Singapore.
Bullish leases office space in these locations. We are currently exploring additional office space in Germany and the United Kingdom to support local market expansion. We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.
Bullish utilizes a global shared services model to support our businesses, ensuring a unified cost base and efficient use of personnel. Under this model, personnel generally support multiple business lines globally, regardless of their individual locations or functions. Although Hong Kong-based personnel are integral to our business operations, (providing services in engineering and development, cybersecurity, sales and relationship management, custody operations, technology operations, marketing, finance, human resources, legal, compliance and risk management), over 50% of our personnel are located outside of Hong Kong and provide similar services. In addition to a majority office-based workforce, Bullish has a small number of remote personnel, predominantly in the United States, the United Kingdom and Europe. Bullish also hires contractors, primarily for the events business.
This integrated approach allows us to optimize our cost base and ensure that our personnel work across all business segments, fostering collaboration and efficiency.
Office fit-out, furniture, IT, and office equipment located in Bullish’s offices and used by office-based personnel are owned by the relevant local Bullish entities. Remote personnel are also provided with Bullish-owned IT and office equipment.
Complementing the shared services model, Bullish meets regulatory substance requirements in specific jurisdictions by maintaining offices and operations (including personnel with necessary qualifications and appropriate operations) in those locations.
We continue to work on geographically diversifying our business operations, which may result in additional personnel, new offices, and re-balancing our operational presence to reduce country concentration risk and disruption from future changes in law.
We are cost-conscious and focus on the efficiency of space and cost for our integrated platform. By sharing office spaces and resources, we ensure that our operations are streamlined and cost-effective.
Government Regulation
We are building regulated businesses and face an increasingly complex regulatory landscape across our different services and products. Regulatory change is ongoing, as new laws and regulations are adopted, existing ones are interpreted in new ways, and our business expands to include new services and jurisdictions. Summarized below are key areas and types of laws and regulations currently relevant to Bullish’s businesses.
Financial Services Regulation
Some countries are implementing new laws to regulate digital asset businesses in their jurisdictions, while others are regulating digital asset-related services within their existing financial services regulatory regimes. Irrespective of approach, the trend is for these regulatory regimes to require exchanges, custodians, and other digital assets service providers to obtain licenses or otherwise be authorized by applicable regulatory agencies.
Bullish is licensed, regulated or taking steps to become licensed or regulated in several jurisdictions. We believe that a proactive, regulatory-first approach to operating our business is a differentiator, particularly with the institutional client base in the jurisdictions we serve.

Gibraltar:   Bullish Exchange holds a DLT License from the GFSC. This license positions the Bullish Exchange within Gibraltar’s legal and regulatory framework for digital asset services, based on ten core principles financial crime compliance, honesty and integrity, customer care, management of conflict of interest, financial soundness and risk management, protection of customer assets, corporate governance, cybersecurity controls, resilience and market integrity. When the Bullish Exchange was first launched in 2021, digital asset services were largely unregulated or partially regulated, with a focus on compliance with anti-money laundering laws only. Many digital asset service providers chose to be wholly unregulated. Gibraltar’s DLT licensing regime was one of the few regulatory regimes at the time that adopted a full investor protection framework similar to the approach adopted by regulators towards securities and futures. As part of Bullish Exchange’s commitment to compliance and regulation, Bullish Exchange therefore chose to be regulated by the GFSC at launch before it onboarded its first customer.
Hong Kong:   In Hong Kong, Bullish Exchange has submitted applications for Type 1 (Dealing in Securities) and Type 7 (Automated Trading Services) licenses, as well as a Virtual Asset Trading Platform license under the Anti-Money Laundering and Counter Terrorist Financing Ordinance, Cap. 615 (AMLO) with the SFC in Hong Kong. While the SFC reviews our formal license applications, we are currently deemed to be licensed by the SFC under AMLO in Hong Kong, although this does not mean that the SFC has approved or will approve our license applications. The SFC’s principles-based regulatory framework is aligned with the regulations applicable to securities and futures investment firms and mandates that digital assets exchanges like Bullish uphold market integrity, comply with all financial crime prevention laws and regulations, manage conflicts of interest, provide transparent product information, ensure protection of customer assets, maintain robust risk management and implement strong cybersecurity controls.
European Union (EU):   In Germany, Bullish Exchange has applied for a Proprietary Trading/Principal Brokerage license and a Crypto Asset Custody license from the Federal Financial Supervisory Authority (BaFin). BaFin’s regulatory regime emphasizes strict adherence to principles of transparency, trustworthiness, and robust consumer protection.
The EU adopted in 2023 the Markets in Crypto-Assets Regulation (MiCA), a comprehensive regulatory framework for digital asset issuers and service providers operating within the EU, which will apply to digital assets businesses like Bullish Exchange from December 31, 2024. The European Securities and Markets Authority is also in the process of drafting new regulatory technical standards and guidance notes pursuant to MiCA. Upon the implementation of MiCA, we will be required to transition our licenses in Germany (if obtained) to comply with the new regulatory requirements. This transition process may involve obtaining new licenses or authorizations under MiCA, and we may incur additional compliance costs and operational burdens to meet the new regulatory requirements.
The EU’s Markets in Financial Instruments Directive (as amended) (MiFID II), the European Market Infrastructure Regulation (EMIR) and the associated regulatory technical standards established a comprehensive regulatory regime for investment services and activities relating to financial instruments, including certain derivatives contracts. Derivatives trading services, if conducted in the EU, are required to comply with MiFID II and EMIR, including rules governing trade transparency, investor protection, risk management and other aspects of our derivatives trading operations, and the obtaining of appropriate authorization from a competent national authority such as BaFin. Any changes or updates to MiFID II and EMIR and the associated regulatory technical standards could impact our business and necessitate adjustments to our compliance processes and procedures.
United States:   In the United States, Bullish Exchange has registered as a Money Services Business with the Financial Crimes Enforcement Network (FinCEN) under the Treasury Department and we have obtained a Money Transmitter License (MTL) in the State of Florida. Concurrently, we are pursuing a BitLicense in the State of New York and various other state-level MTLs. Collectively these licenses will demand comprehensive anti-money laundering / combating financing of terrorism) (AML/CFT) compliance programs, cyber resilience and cyber security, business continuity and financial crime deterrence and reporting mechanisms — in addition to ethical conduct, sound governance, and effective risk management obligations. We continue to monitor the treatment of various digital assets under state and federal securities laws as well as laws governing commodities and other financial products to determine what products and services we may provide to U.S. customers in the future.

Others:   In Canada, Bullish Exchange has registered as a foreign money services business with the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC). As part of complying with this registration, we will need to ensure that our AML/CFT compliance programs, financial crime deterrence and reporting mechanisms meet the requirements under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and associated regulations.
Benchmark Regulations:   As a US-based benchmark administrator, CoinDesk Indices is not currently subject to direct benchmark regulation. However, both the European Union and the United Kingdom — markets in which we offer our services — have regimes regulating the provision of benchmarks. While the EU and UK benchmark regimes each have transition periods running until the end of 2025 and 2030, respectively, we are taking steps to ascertain the feasibility of being regulated by ESMA in the European Union and the Financial Conduct Authority in the United Kingdom under their respective benchmark regulations via various routes, including potentially seeking recognition. These regulations require index providers to be subject to specific obligations regarding conflicts of interest, governance and oversight, accountability and controls, and methodology transparency, among other matters.
Obtaining regulatory licenses and authorizations is an ongoing effort that is necessary for maintaining and growing our business. Even if regulatory regimes are new, changing and sometimes uncertain, our financial prospects and continued growth depend in part on our ability to continue to operate in a manner compliant with these regimes and subject to the oversight of regulatory authorities in various jurisdictions. We are required to invest in our finance, legal, compliance, risk management, security and other control functions in order to maintain this capability.
In some jurisdictions, including those mentioned above, the products and services provided by Bullish may amount to regulated financial services or products. Where we determine it appropriate based on our regulatory status and our assessment of the applicable laws and regulations of the jurisdiction, we take steps to prohibit access to Bullish products and services or to limit access to only those customers we determine to be eligible. Some jurisdictions have prohibited the use and/or provision of products and services related to digital assets. As a result of such restrictions, our Exchange business does not accept customers from many jurisdictions, including mainland China. Some restrictions may be able to be addressed in the future by obtaining relevant licenses or permissions in relevant jurisdictions.
As digital assets have grown in both popularity and market size, various governmental organizations, regulatory authorities, consumer agencies and public advocacy groups have been examining the operations of digital asset networks, users and platforms, with a focus on how to regulate digital assets exchanges and service providers to ensure the safety and soundness of platforms and other service providers that hold or deal with digital assets. Many of these entities have called for heightened regulatory oversight and have issued consumer advisories describing the risks posed by digital assets to users and investors. Several jurisdictions have banned so-called initial coin offerings and have opined that token offerings may constitute securities offerings subject to local securities regulations. With increased oversight of digital asset-related services in areas such as trading, custody, payment and broking services, we expect a significant impact on where and/or how we will conduct our business.
Financial Crime Compliance
Due to the breadth of our business, we are subject to laws, regulations and directives in many jurisdictions designed to prevent money laundering and terrorism financing and to protect customers from such crimes. These laws and regulations require us to implement systems and controls, including know-your-customer (KYC) checks and monitoring of our customers’ activities. We have implemented policies and procedures designed to ensure compliance with applicable laws and regulations and we use services and technologies provided by third-parties to conduct our KYC checks, transaction monitoring and screening procedures.
In addition, we are required to comply with various international sanctions regimes, including those promulgated by the U.S. Office of Foreign Assets Control, European Council, UK Government, United Nations, the Cayman Islands and Gibraltar, and we employ controls such as sanctions screening, IP address geo-blocking and KYC checks. We have designed processes to conduct an ongoing evaluation of our compliance with applicable regulations and, where relevant, to recommend improvements to our internal controls and compliance procedures.

Anti-Bribery and Corruption (ABC)
Our policy is to conduct business in an honest and ethical manner, and we are committed to acting professionally, fairly and with integrity in all our business dealings and relationships wherever we operate. ABC laws generally prohibit the payment of bribes to gain an unfair advantage. We have implemented policies and controls to detect and prevent non-compliance with ABC laws and to impose corresponding disciplinary procedures on employees and those acting on our behalf (as the case may be) who do not comply with our internal policies and procedures.
Data Privacy
Bullish is subject to a number of laws and regulations regarding the collection, processing, transfer, storage, retention and deletion of personal data. In order to operate the business, Bullish must process the personal data of customers and employees, including transferring personal data across borders. The personal data processed by Bullish may include contact information, financial information, information needed for our KYC checks or other regulatory obligations, as well as background check and biometric data. In some instances, data processing activities may be subject to requirements from multiple jurisdictions. These requirements may also apply to the processing by, or transfer of personal data to, Bullish subsidiaries, affiliates, law enforcement agencies or third-parties which Bullish has engaged to provide services or with which Bullish has commercial relationships.
Marketing & Advertising Regulations
We engage in marketing initiatives and activities to promote brand awareness and services. Such initiatives and activities are subject to laws and regulations in multiple jurisdictions including anti-spamming laws, data privacy laws, consumer protection laws, financial services regulations, cross-selling restrictions as well as legislation governing advertising and marketing materials and channels. As customer appetite for digital assets and related services matures globally, it is anticipated that new legislation or regulations will be enacted for the protection of investors and users of digital assets.
Consumer Protection
Bullish is subject to laws and regulations concerning the offering of products or services generally to consumers. These laws and regulations are aimed at protecting consumers from unfair, deceptive, abusive acts or practices. As digital assets services are novel and innovative, there is uncertainty regarding the application of these laws and regulations, including laws prohibiting unfair, deceptive, abusive acts or practices. While Bullish is committed to fair and transparent business practices, it may become the subject of regulatory scrutiny or legal action with respect to these laws and regulations.
Legal Proceedings
As of the date hereof, we are not party to, and we are not aware of any threat of, any legal proceedings that, in the opinion of our management, would be likely to have a material adverse effect on our business, financial condition or operations.
Intellectual Property
The protection of our technology and intellectual property is an important aspect of our business. We consider intellectual property in the following to be especially valuable to our business: (1) our proprietary software, including the technologies and source code underlying our market infrastructure and information services; (2) the data, methodologies and expertise involved in or arising from constructing and administering our indices; (3) our editorial content, research, analyses and insights; (4) our brands, including Bullish, CoinDesk, Consensus and CoinDesk Indices and associated domain names, social media presences and goodwill; and (5) know-how possessed by our employees who have developed our proprietary products and our business operations. We seek to protect this intellectual property and other of our technologies and associated intellectual property rights through measures such as patents, trademarks, trade secrets, copyrights, confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property.

We generally enter into agreements with our employees and consultants that contain confidentiality provisions to control access to our proprietary information, and invention, intellectual property or work product assignment provisions to clarify ownership of these items. We use open-source software in our systems. We may also in the future agree to license our patents to third-parties as part of various patent pools and open patent projects.
We periodically review our development efforts to assess the existence and patentability of new intellectual property. As and when appropriate opportunities are identified, we aim to file additional patent applications associated with our technology and trademark applications for brands that merit such protection.
As of July 31, 2024, Bullish had fifteen issued patents in the United States, three issued patents in Taiwan and several patent applications in progress in various jurisdictions. As of July 31, 2024, Bullish held 179 registered trademarks and in-progress trademark applications across various jurisdictions.
None of our intellectual property is registered in the name of the Hong Kong Subsidiaries.
Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. From time to time, third-parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. We have not investigated whether particular technologies we use potentially infringe third-parties’ proprietary rights nor whether there are third-parties potentially infringing our intellectual property rights in certain technologies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
This Management’s Discussion and Analysis of our financial condition and results of operations highlights selected information and does not contain all of the information that is important to readers and should be read in conjunction with “Risk Factors” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The following discussion includes forward-looking statements that reflect our plans, estimates and assumptions and involves numerous risks and uncertainties, including, but not limited to, those described in “Risk Factors”. See “Cautionary Note Regarding Forward-Looking Statements.” Future results could differ significantly from the historical results presented in this section.
In this discussion, we present certain financial measures, which are not prepared in accordance with the International Financial Reporting Standards issued by the IFRS, including “adjusted transaction revenue”, “adjusted net income/(loss)’ and “adjusted EBITDA”. See “— Non-IFRS Financial Measures” for a description of how management calculates and uses these measures, and reconciliation of such measures to the comparable line items under IFRS.
Overview
Bullish is a global digital asset business providing infrastructure and information services. Our products and services are designed to help institutions grow their businesses, empower retail customers and drive the global adoption of blockchain technology and digital assets.
Built through a combination of organic growth and strategic acquisitions, Bullish, operating under the “Bullish” and “CoinDesk” brands, offers three distinct but complementary services in the digital assets industry:
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Trading and Liquidity Infrastructure:   Trading, providing liquidity for and managing exposure to digital assets through our Bullish Exchange business. Our Exchange’s volume since launch has exceeded US$700 billion as of June 30, 2024.

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Information Services:   CoinDesk Media and Consensus is an information platform that provides news, analysis and insights related to digital assets and blockchain technology.

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Data Products:   CoinDesk Indices offers proprietary data, indices and analytics for institutional customers.

Financial Highlights
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For our year ended December 31, 2023, our net income was US$1,300 million. This compares to our net (loss) / income of US$(4,246) million in 2022 and US$2,424 million in 2021. On a non-IFRS basis, we recorded adjusted EBITDA of US$26 million in 2023, compared to US$37 million in 2022 and US$(169) million in 2021. The adjusted net income/(loss) was US$22 million in 2023, US$30 million in 2022 and US$(169) million in 2021. See “— Non-IFRS Financial Measures” for a description of how management calculates and uses each of these non-IFRS measures and reconciliations of net income/(loss) after tax to adjusted EBITDA and adjusted net income/(loss).

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For our year ended December 31, 2023, our digital assets sales on our Exchange were US$115,607 million. This compares to our digital assets sales of US$72,655 million in 2022 and US$1,257 million in 2021. The corresponding cost of digital assets derecognized on our Exchange was US$115,536 million, US$72,562 million and US$1,256 million in 2023, 2022, and 2021, respectively. Additionally, the change in fair value of digital asset inventories, arising from the purchase of digital assets on our Exchange, amounted to US$61 million, US$93 million, and US$1 million in 2023, 2022 and 2021, respectively. On a non-IFRS basis, Bullish generated adjusted transaction revenue of US$136 million for the year ended December 31, 2023, compared to US$186 million in 2022, and US$2 million in 2021. See “— Non-IFRS Financial Measures” for a description of how management calculates and uses this non-IFRS measures, a reconciliation of such measure to digital asset sales — on our Exchange and “Results of Operations — Digital asset Sales” and “— Costs of digital assets derecognized” for a description of these revenue items.

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We have continued to maintain what we believe to be a well-capitalized and highly liquid balance sheet, sufficient to enable us meet the current requirements of our business and future growth ambitions. On December 31, 2023 we had US$1,674 million of cash and digital assets (including loan receivables). This compares to US$3,154 million on December 31, 2022 and US$7,346 million on December 31, 2021. A well-capitalized balance sheet is characterized by a substantial equity base and adequate liquidity to support both operational needs and strategic initiatives. As of December 31, 2023, 2022 and 2021, the Group’s total equity amounted to US$1,282 million, US$1,883 million and US$6,111 million, respectively. Our December 31, 2023 balance sheet reflects two strategic changes we made in 2023.

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First, in April 2023 we returned US$2,029 million to our shareholders through share redemptions and distributions. See “— Dividend” for a description of the share redemption and distribution; and

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Second, in November and December 2023 we borrowed US$497 million from Block.one, which was the controlling shareholder, and used the proceeds to fund the CoinDesk acquisition and for other general corporate purposes. A portion of the loan is forgivable if on the repayment date the BTC price is less than $30,000 providing a hedge to Bullish against significant decreases in the price of BTC. See “— Debt and Convertible Preference Shares” for a description of the borrowing.

Our significant holdings of digital assets reflects our long-term view on increasing global adoption of blockchain technology. From time to time, especially in higher price environments for digital assets, we may convert our digital assets into USD to support our strategy of serving institutional and retail customers.
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We did not suffer any material adverse financial impact to our customers’ funds or our own funds due to the adverse developments in March 2023 resulting from the winding down of Silvergate Bank and Signature Bank, who were our two banking partners prior to their insolvencies. Bullish Exchange currently uses Customers Bank as our fiat banking partner and we continue to work on onboarding additional banking partners for custody of Bullish Exchange customer fiat assets. We have also diversified our banking partners away from traditional banks by increasing our use of stablecoins for Bullish Exchange liquidity and our own surplus funds.

Key Business Metrics
In addition to the measures presented in our consolidated financial statements and the non-IFRS measures discussed below, we use the following key business metrics below to evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions:
				Change
	Year ended December 31			2023		2022
Trading Volume	2023	2022	2021	$	%	$	%
	(in US$ millions)			(in US$ millions)		(in US$ millions)
Bitcoin	130,247	108,270	1,916	21,977	20%	106,354	5552%
Ethereum	60,655	33,104	508	27,551	83%	32,596	6421%
Others	15,725	3,644	151	12,081	331%	3,493	2312%
Total(1)	206,627	145,018	2,574	61,609	42%	142,444	5533%
				Change
	Year ended December 31			2023		2022
Average Daily Volume	2023	2022	2021	$	%	$	%
	(in US$ millions)			(in US$ millions)		(in US$ millions)
Bitcoin	357	297	5	60	20%	292	5840%
Ethereum	166	91	1	75	83%	90	9000%
Others	43	10	0	33	331%	10	nm
Total(1)	566	397	7	169	42%	390	5571%

				Change
	Year ended December 31			2023		2022
Average Daily Spread	2023	2022	2021	bps	%	bps	%
	(bps)
Bitcoin	6.7	12.3	6.3	(5.6)	(46)%	6.0	95%
Ethereum	6.0	14.0	6.7	(8.0)	(57)%	7.3	109%
Others	7.7	19.2	18.9	(11.5)	(60)%	0.3	1%
Overall Average Trading Spread	6.5	12.8	7.1	(6.3)	(49)%	5.7	80%

(1)
Figures presented above may not sum precisely due to rounding

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“Trading Volume” represents the notional value of trades i.e., product of the quantity of assets transacted and the trade price at the time the transaction was executed. The quantity represents the total U.S. dollar equivalent value of 1) matched trades transacted between a buyer and seller through our platform during the period of measurement and 2) all trading activity for a specific contract within a given time period for perpetuals.

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“Average Daily Volume” represents the total Trading Volume for the applicable period divided by the number of trading days in such period.

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“Average Trading Spread” represents the total trading spread for the applicable period divided by the number of trading days in such period.

We further consider these trading volume metrics by the underlying digital assets traded in spot and perpetual futures transactions. Spot trading represents the immediate exchange of digital assets, while perpetual trading represents the trading of derivatives which can reference one or more digital assets without an expiration date. Spot trading offers a straightforward and transparent trading experience, while perpetual trading allows users to capitalize on market movements with leverage. Bullish Exchange is uniquely positioned to offer both spot and perpetual trading, providing a comprehensive suite of trading options designed to meet the diverse needs of our users.
Trading Volume directly influences our transaction revenue, and we regard this metric as a critical indicator of the liquidity on our order books, the overall health of our trading environment, and the underlying growth of the cryptoeconomy. The Trading Volume on our platform is largely driven by the prices of underlying digital assets, their volatility, and broader macroeconomic conditions. We have observed that during times of increased digital asset prices and heightened volatility, our platform experiences significantly higher Trading Volume.
By monitoring trading activity, we can evaluate the vibrancy and efficiency of our market, and whether our order books remain robust and liquid. We believe that maintaining a vibrant and efficient market can enhance the trading experience for our users by providing faster execution times, tighter spreads, and greater price stability. This improved user experience fosters trust and confidence in our platform, which can lead to higher trading volumes as users are more likely to engage in trading activities on a platform they trust.
Trading spread is a critical metric that reflects the cost of trading on Bullish Exchange and is influenced by various factors, including market volatility, our pricing strategies and changes to the technology underpinning Bullish Exchange. We continue to experiment with price optimization across all our products and may seek to generate more revenue through lower fees with the expectation of a more than offsetting increase in volume or raising our fees with the expectation that volume declines will not result in less overall revenue.
Since the launch of our Exchange in November 2021, our Average Trading Spread has decreased meaningfully due to our decision to lower fees in order to increase volume from existing customers and attract new customers from different parts of the cryptoeconomy. This reduction in the Average Trading Spread was also driven by decreased volatility of the underlying digital assets traded on Bullish Exchange. For instance, the average daily volatility of BTC/USD dropped by 34% from 2022 to 2023, leading to more stable prices and allowing market makers to offer tighter spreads.

We believe trading activity as reflected in these key business metrics is not merely a measure of our transaction revenue but also an important indicator of our platform’s operational health and our contribution to the broader cryptoeconomy. As we continue to innovate and expand our offerings and products in our trading platform, we remain committed to maintaining the highest standards of liquidity, security, and user satisfaction.
Note that as our acquisition of CoinDesk closed in November 2023 and was accounted for as a business combination, our results of operations include CoinDesk’s results only from the date of acquisition in 2023 (and not at all for 2022 and 2021).
Key Factors Affecting Our Performance
The growth and success of our business as well as our financial condition and operating results have been, and will continue to be affected by a number of factors, including:
Adoption of digital assets
The digital asset economy experienced rapid growth in 2021 driven by the simultaneous widespread adoption of digital assets, expanded use and broader blockchain innovations. 2022 was a challenging year for digital assets due in part to macroeconomic factors that depressed most asset classes, including equities and fixed income products, as well as the collapses of certain industry players such as Voyager, Celsius and FTX. Although markets were more buoyant in 2023, historical trends are not indicative of future adoption. A lower or negative adoption rate for digital assets would negatively impact our business and operating results as, for example, appetite for trading digital assets, attending conferences, or buying advertisements in media focusing on digital assets all may decrease.
Price and volatility of digital assets
The digital asset markets have been highly volatile. Effects from speculation regarding the future appreciation or depreciation in the value of digital assets, making their market prices more volatile, may materially and adversely affect the value of our digital assets. Changing investor confidence and resultant fluctuations in the price of various digital assets may cause uncertainty in the market and could negatively impact trading volumes of digital assets, which would negatively impact our business and operating results.
Broadening of institutional investor needs
As digital asset markets mature and institutional investors increasingly participate, they will expect institutional-grade investment products and services. We believe that we are well-positioned to fulfil this need, as our technological and regulatory expertise, combined with many of our employees’ prior experience in institutional financial services, enable us to identify and subsequently develop and introduce new products and services catered to the institutional audience. Examples of this include our recent introduction of perpetuals trading, as well as our introduction with CoinDesk indices that provide reference benchmarks for new tradeables.
Strategic acquisitions and investments
We intend to continue to use our scale, expertise and balance sheet to identify and execute on acquisitions across our business lines. In November 2023 we acquired CoinDesk, Inc. which allowed us to increase our digital asset exchange product offering with complementary digital asset focused media, conferences and business information services. Any further acquisitions of, or investments in, companies with complementary products and technologies may affect our future operating results.
Regulatory developments and requirements across multiple jurisdictions
Our financial prospects and continued growth depend in part on our ability to continue to operate in a regulatory compliant manner. The Bullish Exchange is currently subject to the oversight of the Gibraltar Finance Services Commission and we are in the process of seeking numerous regulatory licenses and registrations in various jurisdictions including Hong Kong, Germany, and the United States and other jurisdictions, including, but not limited to, FinCEN and the SFC. Our Exchange currently services primarily institutional customers, potentially mitigating some of the compliance complexity and risks associated with large numbers of retail customers. However, as the industry matures and we grow our business, we may experience fluctuations in our operating results due to changes in the laws and regulations that apply to our business.
Components of Result of Operations
Digital assets sales
Digital assets sales comprise the gross sales proceeds of all digital assets sold by us (or our subsidiaries) as principal for accounting purposes, primarily in connection with customer spot trades on the Bullish Exchange, and the proceeds include both our carrying value of the digital assets sold and any spread and transaction fees we charged that we realize on the transaction. The sales of digital assets on the Bullish Exchange (referred to “on Exchange”) are related to our assets provided through AMMI to foster liquidity. Sales on other trading venues or exchanges or directly with other counterparties including market makers or liquidity providers are referred to “on other venues”).
Cost of digital assets derecognized
Cost of digital assets derecognized represents the fair value of the digital assets at the time of disposal.
Other revenues
Other revenues primarily include:
•
Transaction revenue, comprised of fees from trades where we provide a matching service for customers; and

•
Subscription and services revenue comprised of (i) interest earned on digital asset lending to customers, (ii) revenues from subscription and other services, including, from November 2023, CoinDesk-related fees such as sponsorship, event admission, indices data revenue and other fees, and (iii) interest earned on customer custodial funds and cash and cash equivalents.

Net spread related income and change in fair value of perpetual futures
Reflects net spread, funding, and change in fair value of our perpetual futures positions for the relevant period.
Change in fair value of digital assets held, net
Change in fair value of digital assets held, net relates the net aggregated realized (except otherwise reflected digital assets sales or cost of digital assets derecognized) and unrealized gain or loss across various types of assets and liabilities for which we record period to period fair value changes for purposes of profit and loss (“mark-to-market”) as required or permitted by IFRS.
Administrative expenses
Administrative expenses include compensation and benefits (including share-based compensation expense), legal and professional fees and, in decreasing amount from 2021 to 2023, service fees paid to Block.one, a related party.
Other expenses
Other expenses include technology and software costs, depreciation, marketing and advertising and custody fees.
Finance expenses
Finance expenses include costs of borrowing digital assets and fiat from customers and counterparties. Borrowed digital assets and fiat are utilized for general corporate purposes as well as in our trading and lending operations. Interest expense on debt includes coupon interest expense, as well as amortization of debt discounts and debt issuance cost.
Revaluation of digital assets
Prior to the commencement of our Exchange’s operation in November 2021, digital assets were classified as indefinite intangible assets and were subsequently measured at fair value at the end of each reporting period. If the carrying amount of a digital asset increases as a result of revaluation, the increase is recognized in other comprehensive income and accumulated in equity under the heading of revaluation surplus. However, if the increase reverses a previous revaluation decrease recognized in profit or loss, the increase is recognized in profit or loss.
With the commencement of our Exchange’s operations in November 2021, our digital assets are transacted on the Bullish Exchange. We apply the inventory treatment of a broker-trader under IFRS to these digital assets. The digital assets are subsequently measured at fair value less costs to sell, with changes in fair value recognized in the consolidated statement of profit or loss. In November 2021, the cumulative revaluation surplus of US$3,826 million was transferred directly to accumulated surplus.
Non-controlling interests
Non-controlling interests reflect the equity interests in BMC1, held by Thomas W. Farley, our Chief Executive Officer, and David W. Bonanno, our Chief Financial Officer, which are subject to time vesting and performance conditions.
As of December 31, 2023, the vested portion represents approximately 0.4% of the overall equity in BMC1. Assuming all time vesting and performance conditions are met, Mr. Farley and Mr. Bonanno may exchange their BMC1 Equity for an aggregate of 10,297,679 and 3,677,743 Ordinary Shares, respectively, at any time following the completion of this offering. See “Management — Thomas W. Farley Incentive Unit Grant Agreements and — David W. Bonanno Incentive Unit Grant Agreements” for more information about Mr. Farley’s and Mr. Bonanno’s BMC1 Equity.

Results of Operations
The following table summarizes the historical consolidated statements of operations data (in US$ millions) for the years ended 2023, 2022 and 2021.
	Year Ended December 31,
	2023	2022	2021
Digital assets sales	$116,492	$72,890	$1,322
Cost of digital assets derecognized	(116,419)	(72,797)	(1,321)
Other revenues	19	5	2
Change in fair value of digital assets held, net	1,352	(4,044)	(1,044)
Net spread related income and change in fair value of perpetual futures	(1)	—	—
Administrative expenses	(104)	(123)	(206)
Other expenses	(35)	(53)	(27)
Finance expense	(3)	(6)	—
Amortization of convertible redeemable preference shares	—	(117)	(127)
Income/(loss) before income tax	1,301	(4,245)	(1,401)
Income tax expense	(1)	(1)	—
Net income/(loss)	1,300	(4,246)	(1,401)
Other comprehensive income:
Items that will not be subsequently reclassified to profit or loss and other comprehensive income:
Revaluation of digital assets	—	—	3,825
Total comprehensive income/(loss)	1,300	(4,246)	2,424
Net income/(loss) attributable to:
Owners of the Group	1,299	(4,246)	2,424
Non-controlling interests	1	—	—
Net income/(loss)	$1,300	$(4,246)	$2,424
Comparison of the years ended December 31, 2023, 2022, and 2021
Digital asset sales, costs of digital assets derecognized
The following tables summarize the disaggregation of digital assets sales and cost of digital asset derecognized by venues for the years ended December 31, 2023, 2022 and 2021:
				Change
	Year ended December 31,			2023		2022
	2023	2022	2021	$	%	$	%
	(in US$ millions)			(in US$ millions)		(in US$ millions)
Digital assets sales:
On our Exchange	$115,607	$72,655	$1,257	$42,952	59%	$71,398	5680%
On other venues	885	235	65	650	277%	170	262%
	$116,492	$72,890	$1,322	$43,602	60%	$71,568	5414%
Cost of digital assets derecognized:
On our Exchange	$(115,536)	$(72,562)	$(1,256)	$(42,974)	59%	$(71,306)	5677%
On other venues	(883)	(235)	(65)	(648)	276%	(170)	262%
	$(116,419)	$(72,797)	$(1,321)	$(43,622)	60%	$(71,476)	5411%

We consider the sale of digital assets through AMMI on our Exchange to be a fundamental driver of its business and trading volume. The AMMI mechanism significantly enhances liquidity on our Exchange, thereby facilitating client-driven transactions. By providing essential liquidity, we ensure a more efficient and dynamic trading environment, which is crucial for meeting client needs and supporting the sustained growth of our Exchange.
For the year ended December 31, 2023, total digital assets sales on our Exchange increased by 59% to US$115,607 million, compared to US$72,655 million in 2022. The cost of digital assets derecognized on our Exchange also increased by 59% to US$115,536 million in 2023, from US$72,562 million in 2022. This increase was consistent with 42% increase in overall trading volume, which was driven by heightened volatility in digital asset prices. The overall average trading spread decreased by 49%, reflecting our competitive pricing strategies and increased competition among exchanges.
For the year ended December 31, 2022, total digital asset sales on our Exchange increased to US$72,655 million, compared to US$1,257 million in 2021. The cost of digital assets derecognized on our Exchange also rose to US$72,562 million in 2022, from US$1,256 million in 2021. This substantial growth was primarily driven by the launch of our Exchange in November 2021, which resulted in a full year of operations in 2022. The increase in trading volume and average daily volume signiﬁcantly contributed to this growth. Additionally, the rise in trading spreads during 2022 reﬂected our ability to capitalize on favorable market conditions and enhanced user engagement. The broader adoption of digital assets and positive market sentiment further supported higher trading volumes and spreads. The favorable market environment, characterized by rising digital asset prices and increased market participation, along with less competitive pressure, allowed us to maintain wider spreads and higher transaction fees in 2022.
Several factors contributed to these trends. The heightened volatility of digital assets during the year significantly influenced trading volume and average spreads. Increased price fluctuations tend to drive higher trading activity as market participants seek to capitalize on price movements. Furthermore, we have built a technology-forward business utilizing modern technological services and architecture, which has enhanced the trading experience and operational efficiency.
The competitive landscape of the digital asset exchange market has also impacted average spreads. Increased competition among exchanges has led to tighter spreads as market makers strive to offer more attractive pricing to clients. Additionally, our competitive pricing strategies have played a significant role in the tightening of spreads.
Looking forward, we currently expect certain trends and uncertainties to impact our revenue and profitability. As institutional trading increases and we expand the number of supported digital assets, we anticipate a decrease in volatility in trading volume. This shift in the mix of users and digital assets is expected to have a material impact on our revenues and profitability. Specifically, decreased volatility may lead to lower trading volumes, which could negatively affect transaction-based revenues. However, the increase in institutional trading and the broader range of supported assets may offset this impact by attracting more stable and higher-value transactions.
Other revenues
				Change
	Year ended December 31,			2023		2022
	2023	2022	2021	$	%	$	%
	(in US$ millions)			(in US$ millions)		(in US$ millions)
Other revenues:
Transaction revenue	$1	$—	$—	$1	nm	$—	nm
Subscription and services revenue	14	5	2	9	180%	3	150%
Others	4	—	—	4	nm	—	nm
	19	5	2	14	280%	3	150%
Other revenue was US$19 million for the year ended December 31, 2023, US$5 million for the year ended December 31, 2022 and US$2 million for the year ended December 31, 2021. The increases were primarily driven by a change in fair value of other financial instruments of US$4 million for the year ended December 31, 2023, and changes in subscription and other services revenue attributable to the following factors:
•
From December 2022 to April 2023, interest income increased significantly due to the establishment of an interest-bearing account; however, this was subsequently reduced when the account was closed following the banking partner’s cessation of operations.

•
There was a significant increase in 2023 in interest income generated from loans issued to customers. This was primarily due to an 107% rise in the weighted average interest rate under credit line facilities, which offset a 78% decrease in the weighted average loan balances.

•
The inclusion of revenue from CoinDesk following its acquisition in November 2023.

Change in fair value of digital assets, net
				Change
	Year ended December 31,			2023		2022
	2023	2022	2021	$	%	$	%
	(in US$ millions)			(in US$ millions)		(in US$ millions)
Change in fair value of digital assets held, net:
Change in fair value of digital asset inventories, arising from purchase of digital assets on our Exchange	61	93	1	(32)	(34)%	92	9200%
Change in fair value of digital asset inventories, net of change in fair value of the payable to customers	1,291	(4,137)	(1,045)	5,428	(131)%	(3,092)	296%
	1,352	(4,044)	(1,044)	5,396	(133)%	(3,000)	287%
The change in fair value of digital assets held, net was US$1,352 million for the year ended December 31, 2023, compared to US$(4,044) million for 2022. This increase is primarily attributable to the following factors:
•
There was a significant turnaround in the change in fair value of digital asset inventories, net of the change in fair value of the payable to customers. This metric improved by US$5,428 million, shifting from a loss of US$4,137 million in 2022 to a gain of US$1,291 million in 2023. This positive change is largely due to the appreciation of digital asset prices year over year. For instance, the BTC/USD end-of-year closing price increased by 156% in 2023, while the ETH/USD price saw a substantial increase of 120% over the same period. These significant price increases in major digital assets contributed to the overall improvement in the fair value of our digital asset inventories.

•
A decrease of US$32 million in the change in fair value of digital asset inventories arising from the purchase of digital assets on our Exchange resulted from a 49% reduction in the average trading spread. This reduction in trading spread was driven by our competitive pricing strategies and increased competition among exchanges. However, this decrease was partially offset by a 42% increase in overall trading volume, which was fueled by heightened volatility in digital asset prices and increased market participation.

The change in fair value of digital assets held, net decreased to US$(4,044) million for the year ended December 31, 2022, compared to US$(1,044) million for 2021. The Bullish Exchange launched in November 2021, and accordingly, the change in fair value of digital asset inventories arising from the purchase of digital assets on our Exchange for 2021 include only less than two months of operations. The remaining decrease in the change in fair value of digital asset inventories is aligned with the depreciation of digital prices year over year.

Administrative expenses
				Change
	Year ended December 31,			2023		2022
	2023	2022	2021	$	%	$	%
	(in US$ millions)			(in US$ millions)		(in US$ millions)
Compensation and benefits	$90	$78	$59	$12	15%	$19	32%
Legal and professional fees	12	6	34	6	100%	(28)	(82)%
Related party service fees	2	39	113	(37)	(95)%	(74)	(65)%
	$104	$123	$206	$(19)	(15)%	$(83)	(40)%
Administrative expenses were US$104 million for the year ended December 31, 2023, US$123 million for the year ended December 31, 2022, and US$206 million for the year ended December 31, 2021.
Compensation and benefits were US$90 million, US$78 million and US$59 million for the years ended December 31, 2023, 2022 and 2021, respectively. This increases were primarily driven by increases arising from:
•
the transfer to Bullish of Block.one’s employees in the United States, Singapore and Hong Kong who provided services to us for ongoing development and operations in December 2021, June 2022 and August 2022; and

•
additional share-based payments to eligible employees for granting stock options and restricted stock units;

offset by decreases arising from our ongoing efforts to implement continuous cost control measures, optimize operational and process efficiencies without compromising the quality of our services. This disciplined approach to managing our expenses underscores our commitment to maintaining financial prudence while continuing to invest in the growth and development of the Bullish Exchange.
For the year ended December 31, 2023, legal and professional fees were US$12 million, an increase of US$6 million, or 100%, compared to US$6 million for 2022. This increase was due to the implementation of the Company’s strategic plan to build out its own employee base and directly contract for other services. For the year ended December 31, 2022, legal and professional fees were US$6 million, reflecting a decrease of US$28 million, or 82%, compared to US$34 million for 2021. This reduction was primarily due to substantial one-time legal, professional, and accounting fees incurred in 2021 related to a proposed transaction that was abandoned, amounting to US$15 million.
Related party service fees consist of payments made to Block.one and its affiliates for management, administrative, and research and development services. For the year ended December 31, 2023, these service fees were US$2 million, representing a decrease of US$37 million, or 95%, compared to 2022, and a decrease of US$74 million, or 65%, compared to 2021. This reduction reflects the implementation of the Company’s strategic plan to build out its own employee base and directly contract for other services within Bullish.
Other expenses
				Change
	Year ended December 31,			2023		2022
	2023	2022	2021	$	%	$	%
	(in US$ millions)			(in US$ millions)		(in US$ millions)
Information technology and software expenses	$19	$26	$14	$(7)	(27)%	$12	86%
Depreciation of property and equipment and right-of-use assets	5	4	—	1	25%	4	nm
Advertisement and promotion expenses	2	9	7	(7)	(78)%	2	29%
Custody fees	2	3	4	(1)	(33)%	(1)	(25)%
Others	7	11	2	(4)	(36)%	9	450%
	$35	$53	$27	$(18)	(34)%	$26	96%

For the year ended December 31, 2023, other expenses were US$35 million, a decrease of US$18 million, or 34%, from US$53 million for 2022. This reduction was primarily due to proactive measures taken to reduce our expense base in response to overall macroeconomic conditions and revenue opportunities. Notably, other expenses in 2023 primarily comprised cloud services fees of US$11 million, compared to US$21 million in 2022. This significant decrease resulted from the Group’s strategic decision to negotiate more favorable terms with our cloud provider in December 2022. These negotiations led to discounts and service credits, which contributed to the reduction in cloud services expenses. In addition, there has been a focused effort across us to optimize the cloud architecture and reduce compute where possible. These adjustments reflect our commitment to optimizing operational efficiency and aligning our cost structure with market conditions and business needs, without compromising the quality of our services.
For the year ended December 31, 2022, other expenses of US$53 million, represented an increase of US$26 million, or 96%, compared to US$27 million for 2021. These expenses primarily comprised cloud services fees of US$21 million, an increase of US$12 million from US$9 million in 2021. This increase was largely attributable to our strategic efforts to reduce dependency on Block.one and its subsidiaries for intercompany services, which covered the management, administrative, and research and development services. Instead, we directly contracted for information technology, cloud services and other operating expenses.
Finance expense
				Change
	Year ended December 31,			2023		2022
	2023	2022	2021	$	%	$	%
	(in US$ millions)			(in US$ millions)		(in US$ millions)
Loan interest expenses	$2	$5	$—	$(3)	(60)%	$5	nm
Lease interest expenses	1	1	—	—	—%	1	nm
	$3	$6	$—	$(3)	(50)%	$6	nm
Finance expense was US$3 million for the year ended December 31, 2023, US$6 million for the year ended December 31, 2022 and nil for the year ended December 31, 2021. See “— Liquidity and Capital Resources — Debt and Convertible Preference Shares” for a description of the debt agreements outstanding during the applicable periods.
Income tax expense
Income tax expense was US$1 million for each of the years ended December 31, 2023 and 2022, and nil for the year ended December 31, 2021.
Net income/(loss)
For the reasons discussed above, net income/(loss) was US$1,300 million for the year ended December 31, 2023, US$(4,246) million for the year ended December 31, 2022, and US$(1,401) million for year ended December 31, 2021.
For the years ended December 31, 2023 and 2022, total comprehensive income/(loss) was equal to net income/(loss). For the year ended December 31, 2021, a revaluation of digital assets of US$3,825 million resulted in total comprehensive income of US$2,424 million, compared to net loss of US$1,401 million.
For the year ended December 31, 2023, net income was US$1,300 million, of which US$1 million was attributable to non-controlling interests. Non-controlling interests reflect the equity interests in Bullish’s subsidiary, BMC1, held by Thomas W. Farley, our Chief Executive Officer, and David W. Bonanno, our Chief Financial Officer. See “— Components of Results of Operations — Non-controlling Interests.”
Non-IFRS Financial Measures
In addition to our results determined in accordance with IFRS, we use adjusted transaction revenue, adjusted net income/(loss) and adjusted EBITDA as non-IFRS financial measures, which we believe are useful in evaluating our operating performance. These key measures are used by our management to evaluate our operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Accordingly, we believe these measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. In addition, they provide useful measures for period-to-period comparisons of our business, as they remove the effect of certain non-cash items and certain variable charges that do not vary with our operations.
•
Adjusted transaction revenue is a non-IFRS financial measure that captures the fees and trading spreads earned from customers trading on our Exchange. We exclude gains or losses from the remeasurement of our digital assets and perpetual contracts because these assets are held to facilitate client trading rather than for proprietary trading purposes. The key revenue metric for our business is the bid-ask spread earned from spot and perpetual contracts when providing liquidity through AMMI on our Exchange.

While we include the bid-offer spread earned from digital asset and perpetual transactions on our Exchange as part of our adjusted transaction revenue, any subsequent remeasurement of these assets is excluded. This is because the remeasurement reflects mark-to-market (MTM) adjustments that are not part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions.
We also exclude other items that are not directly linked to trading volume on our Exchange, such as interest and revenue from CoinDesk businesses. This approach ensures that our adjusted transaction revenue metric accurately reflects the core performance of our trading operations and provides a clearer understanding of our business activities.
•
Adjusted EBITDA is calculated as income/(loss) after tax adjusted to exclude

•
gains or losses from the remeasurement of our digital assets, as these assets are held to facilitate client trading rather than for proprietary trading purposes. Such remeasurement reflects mark-to-market (MTM) adjustments that are not part of our ongoing business operations and do not align with our intention to avoid taking directional trading positions. The primary focus of our business model is to provide liquidity and facilitate client transactions on our Exchange, with the key performance metric being the bid-offer spread earned from digital asset spot transactions. Including MTM adjustments would introduce volatility that is not reflective of our core operational performance and could mislead stakeholders about the true drivers of our business;

•
other items that are not directly linked to trading volume on the Bullish Exchange, such as interest and revenue from CoinDesk businesses;

•
certain non-cash charges such as share-based compensation expenses and depreciation and amortization because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations;

•
provision for or benefit from income tax and interest expenses; and

•
certain acquisition-related and integration costs associated with business combinations, various restructuring and other costs, and goodwill impairment charges, all of which are not normal operating expenses. These adjustments aid in the comparability of our results across periods. Acquisition related costs include amounts paid to redeem acquirees’ unvested share-based compensation awards, legal, accounting, valuation, and due diligence costs. Integration costs include advisory and other professional services or consulting fees necessary to integrate acquired businesses. Restructuring and other costs that are not reflective of our core business operating expenses may include severance costs, contingent losses, impairment charges, and certain litigation and regulatory charges.

•
Adjusted net income/(loss) is calculated as income/(loss) after tax adjusted by the same adjustment items taken into account for determining adjusted EBITDA, with further adjustment to add back finance expense and depreciation; and reduced by tax effect of the adjustments.

These non-IFRS financial measures are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. There are a number of limitations related to the use of these non-IFRS financial measures which include
•
By excluding expenses such as income tax and interest or certain expenses that reduces cash available to us, these non-IFRS measures do not reflect our working capital needs; and

•
By excluding depreciation and intangible assets amortization expense as, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future.

Other companies, including companies in our industry, may calculate the non-IFRS financial measures differently or not at all, and therefore, our non-IFRS financial measures may not be directly comparable to similarly titled measures of other companies, which reduces their usefulness as comparative measures.
These non-IFRS financial measures have not been audited or reviewed by our independent registered public accounting firm. You should not place undue reliance on this non-IFRS financial measure.
Because of these limitations, you should consider the non-IFRS financial measures alongside other financial performance measures, including net income/(loss) and our other financial results presented in accordance with IFRS.
Set out below are our non-IFRS financial measures for the years ended December 31, 2023, 2022, and 2021, followed by reconciliations to the most comparable IFRS measures.
				Change
	Year ended December 31,			2023		2022
	2023	2022	2021	$	%	$	%
	(in US$ millions)			(in US$ millions)		(in US$ millions)
Adjusted transaction revenue	$136	$186	$2	$(50)	(27)%	$184	9200%
Adjusted EBITDA	$26	$37	$(169)	$(11)	(30)%	206	nm
Adjusted net income/(loss)	$22	$30	$(169)	$(8)	(27)%	199	nm
Adjusted Transaction Revenue
The following tables provide a reconciliation of digital asset sales on our Exchange to adjusted transaction revenue:
	Year ended December 31,
	2023	2022	2021
	(in US$ millions)
Digital assets sales – on our Exchange	$115,607	$72,655	$1,257
Cost of digital assets derecognized – on our Exchange	$(115,536)	$(72,562)	$(1,256)
Change in fair value of digital asset inventories, arising from purchase of digital assets on our Exchange	$61	$93	$1
Transaction revenue	$1	$—	$—
Change in fair value of perpetual contracts relating to the spread earned from AMMI	$3	$—	$—
Adjusted Transaction Revenue	$136	$186	$2
Adjusted transaction revenue for the year ended December 31, 2023, was US$136 million representing a decrease of US$50 million, or 27%, from US$186 million in 2022. This decline is primarily attributable to a reduction in trading fees, despite a significant increase in trading volume and average daily volume as well as the successful launch of perpetual futures trading in December 2023. The decrease in trading spread, driven by our competitive pricing strategies, also contributed to the lower adjusted transaction revenue. These strategies were implemented to attract a larger user base and enhance our market share, which we believe will drive long-term growth. Additionally, the heightened volatility in digital asset prices during 2023 led to increased trading activity, but the tighter spreads limited the revenue generated per transaction.
The competitive pricing strategies, while effective in increasing trading volume, resulted in a lower average fee per transaction. This was a deliberate move to position ourselves competitively in the market and attract high-frequency traders.
For the year ended December 31, 2022, adjusted transaction revenue reached US$186 million, an increase of US$184 million from US$2 million in 2021, This growth in adjusted transaction revenue is primarily driven by the fact that the Bullish Exchange was launched in November 2021, resulting in a full year of operations in 2022. The rise in trading volume and average daily volume significantly contributed to this increase. Additionally, the increase in trading spread during 2022 reflected our ability to effectively capitalize on favorable market conditions and enhanced user engagement. The broader adoption of digital assets and positive market sentiment also played a role in driving higher trading volumes and spreads. The significant increase in trading volume in 2022 was supported by a favorable market environment, characterized by rising digital asset prices and increased market participation. The higher trading spreads in 2022 were a result of less competitive pressure, allowing us to maintain wider spreads and higher transaction fees.
Adjusted EBITDA
The following table provides a reconciliation of income/(loss) after tax to adjusted EBITDA:
	Year ended December 31,
	2023	2022	2021
	(in US$ millions)
Income/(loss) after income tax	$1,300	$(4,246)	$(1,401)
Adjusted to exclude the following:
Digital asset sales on other venues	(885)	(235)	65
Cost of digital assets derecognized on other venues	883	235	(65)
Loss / (Gain) from changes in fair value of digital assets inventories net of payable to customers	(1,291)	4,138	1,045
Income tax expense	1	1	—
Finance expenses	3	6	—
Amortization of convertible redeemable preference shares	—	117	127
Share-based payment expenses	6	18	45
Non-recurring expenses	8	2	15
Depreciation and amortization	1	1	—
Adjusted EBITDA	$26	$37	$(169)
For the year ended December 31, 2023, Adjusted EBITDA was US$26 million, a decrease of US$11 million, or 30%, from US$37 million in 2022. This decline was primarily due to reduced adjusted transaction revenue, impacted by lower trading fees and tighter trading spreads. Despite increased trading volume and the successful launch of perpetual futures trading, competitive pricing strategies aimed at attracting a larger user base resulted in a lower average trading fee spread per transaction, thereby limiting overall revenue.
On the expense side, adjusted operating expenses increased due to higher costs associated with expanding our trading platform and introducing new trading products. However, these increases were partially offset by a significant reduction in related party service fees. For the year ended December 31, 2023, related party service fees were US$2 million, a decrease of US$37 million, or 95%, compared to 2022, and a decrease of US$74 million, or 65%, compared to 2021. This reduction reflects our strategic plan to build out our own employee base and directly contract for other services within Bullish. Additionally, non-recurring expenses in 2023, primarily driven by employee termination payments amounting to US$8 million, were excluded from Adjusted EBITDA.

For the year ended December 31, 2022, Adjusted EBITDA was US$37 million, a significant improvement from a loss of US$169 million in 2021. This turnaround was largely driven by a substantial increase in adjusted transaction revenue, benefiting from a full year of operations for the Bullish Exchange, launched in November 2021. Favorable market conditions and increased trading spreads in 2022 allowed us to capitalize on the growing demand for digital assets.
The improvement in Adjusted EBITDA for 2022 was also supported by a more efficient cost structure. The reduction in related party service fees, as part of our strategic plan to build out our own employee base and directly contract for other services, contributed significantly to the positive Adjusted EBITDA. Additionally, non-recurring expenses in 2021, which comprised substantial one-time legal, professional, and accounting fees amounting to US$15 million related to a proposed transaction that was abandoned, were excluded. The overall increase in trading activity and effective management of operating expenses further bolstered our financial performance.
Adjusted Net Income (loss)
The following table provides a reconciliation of income/(loss) after tax to adjusted net income/(loss):
	Year ended December 31,
	2023	2022	2021
	(in millions)
Income/(loss) after income tax	$1,300	$(4,246)	$(1,401)
Adjusted to exclude the following:
Digital asset sales on other venues	(885)	(235)	(65)
Cost of digital assets derecognized on other venues	883	235	65
Loss / (Gain) from changes in fair value of digital assets inventories net of payable to customers	(1,291)	4,138	1,045
Income tax expense	1	1	—
Finance expenses	3	6	—
Amortization of convertible redeemable preference shares	—	117	127
Share-based payment expenses	6	18	45
Non-recurring expenses	8	2	15
Depreciation and amortization	1	1	—
Finance expenses	(3)	(6)	—
Depreciation and amortization	(1)	(1)	—
Adjusted net income before tax	$22	$30	$(169)
Tax effect of adjusted net income before taxes	$—	$—	$—
Adjusted net income/(loss)	$22	$30	$(169)
Liquidity and Capital Resources
We anticipate satisfying our cash requirements with our existing cash and cash equivalents and digital financial assets and where necessary or appropriate, seek additional debt or equity financing. In addition, we may sell other digital assets to generate cash to meet obligations as they come due, or may exit all or a portion of an investment if an exit price is advantageous to us.

Cash and Cash Equivalents, restricted cash, and digital financial assets
As of December 31, 2023, 2022 and 2021, our cash and cash equivalents, restricted cash and digital financial assets balances consisted of the following (in thousands):
	Year ended December 31,
	2023	2022	2021
	(in US$’000)
Cash and cash equivalents:
Cash at bank	$67,640	$317,446	$302,970
Cash in our Exchange at bank	5,168	1,066,131	931,804
Cash held in brokers	40,093	—	—
Total cash and cash equivalents(1)	$112,901	$1,383,577	$1,234,774
Restricted cash(2)	18,563	17,261	12,677
Digital financial assets(3)	253,663	28,894	81,428

Note:
(1)
Cash and cash equivalents consist of cash and bank balances.

(2)
Restricted cash consists of restricted cash deposits related to the subscription paid to an insurance cell and letters of credits guarantees

(3)
Digital financial assets are stablecoins redeemable on a one-to-one basis for U.S. dollars.

Digital Assets held — inventories and financial assets
We hold digital assets for investment, lending, operating and liquidity provision purposes. Our future earnings and cash flows will be impacted when we choose to monetize our digital assets and the variability of our earnings on these transactions will be dependent on the future fair value of such digital assets. As of December 31, 2023, 2022 and 2021, the carrying value and fair values of our digital assets held including digital financial assets were as follows:
	Year ended December 31, 2023		Year ended December 31, 2022		Year ended December 31, 2021
	Units	Fair value	Units	Fair value	Units	Fair value
	(in ’000)	(in US$’000)	(in ’000)	(in US$’000)	(in ’000)	(in US$’000)
Digital assets held – inventories and financial assets:
Stablecoins(i)	281,175	281,175	28,895	28,895	81,428	81,428
BTC	25	1,070,318	67	1,105,189	120	5,743,326
ETH	79	180,825	394	471,225	58	219,466
Others(ii)	N/A	10,691	N/A	81,859	N/A	66,575
Sub-total		1,543,009		1,687,168		6,110,795

Note:
(i)
Stablecoins mainly consist of USDC, USDT and PYUSD.

(ii)
Any digital asset that individually is less than 5% of subtotal value of all digital assets is grouped together as “Others”.

We consider our digital asset inventory as long-term holdings. While our digital assets are less liquid than our cash and cash equivalents, they play a crucial role in our overall liquidity and capital resources strategy. Our digital assets can be leveraged to provide liquidity through trading and lending activities, thereby generating additional income and supporting our financial stability. However, it is important to note that the liquidity of digital assets may not be as readily accessible as cash and cash equivalents, which could limit their ability to serve as an immediate source of liquidity.
As of December 31, 2023, we have loan commitments totaling $72 million through the Bullish Exchange to provide funds to customers at future dates. These commitments typically have specified terms and may be subject to unconditional cancellation or may remain in effect contingent upon the satisfaction of all conditions outlined in the loan facility. These commitments encompass undrawn credit facilities and represent the Group’s intent to provide lending support as per the agreed terms and conditions. Utilizing our digital assets for lending purposes could impact the liquidity of the Company, as these assets are committed to fulfilling future loan obligations.
To ensure adequate liquidity and capital resources, we continuously monitor market conditions and the liquidity profile of our digital assets. We implement strategies to optimize the use of our digital assets, balancing the need for liquidity with the potential for long-term value appreciation and yield enhancement. By doing so, we aim to maintain a robust liquidity position that supports our operational needs and financial commitments, while also capitalizing on the opportunities presented by our digital asset holdings.
Debt and Convertible Preference Shares
	Year ended December 31,
	2023	2022
	(in US$’000)
Borrowings from shareholders	$422,750	$—
Convertible redeemable preference shares	47,879	1,282,956
Digital assets loan payable	6,164	—
Total	$476,793	$1,282,956
In addition to ordinary course of business trade or service fees payables, we entered into financing arrangements as further described below.
Bullish has outstanding 5,471,874 Class B Preference Shares, which are convertible into Class A common shares of Bullish at the option of the shareholder or mandatorily converted upon certain liquidity event triggers such as IPO. As of December 31, 2023, we recorded a liability of $47.8 million and $18.39 million in shareholder equity for the conversion feature.
On November 17, 2023, we entered into a 60 million USDC subordinated loan agreement with Block.one, then our controlling shareholder, and subsequently US$60 million loan had been drawn down in USDC and USD. The loan is repayable in whole or in part at any time by us. On December 12, 2023, we signed an amended and restated loan agreement to increase the loan facility amount to US$40 million, 9,600 BTC and 60 million USDC. The loan facility is subject to an interest rate of 7% p.a. and repayment period of 5 years. Subsequently US$43.0 million and 9,600 BTC (US$396.7 million equivalent) had been drawn down. The loan is denominated in USD and repayable in whole or in part at any time by us without premium or penalty. If, on the day before the loan repayment date, the Bitcoin price is less than US$30,000, the lender will forgive a portion of the loan principal, known as the Forgiven Amount, which is calculated based on a formula using the outstanding loan balance and the Bitcoin price. If any loan amount is forgiven, we will be relieved of repaying that Forgiven Amount. However, we are required to fully repay the remaining balance of the outstanding loan on the repayment date. The prepayment and forgiveness features are considered for accounting purposes as one or more embedded derivatives; the loan has been designated as fair value through profit and loss on initial recognition and the embedded derivatives are not separated. The difference between the fair value of the borrowings due to shareholders and its nominal value at initial recognition was US$74 million, and was accounted for as the deemed contribution from the shareholder.
On January 13, 2022, we entered into a loan and security agreement (the “Loan and Security Agreement”) with NYDIG Funding LLC (“NYDIG”), pursuant to which NYDIG extended a loan in a principal amount of US$150 million (the “NYDIG Loan”). The maturity date of the NYDIG Loan is December 30, 2022 with interest to be paid monthly and outstanding principal amount due at maturity and with a prepayment option. The Group repaid the loan in full on June 27, 2022 by exercising its prepayment option without premium or penalty.
Cash Flows
	Year ended December 31,
	2023	2022	2021
	(in US$’000)
Net cash (used in)/provided by operating activities	(126,668)	194,925	(119,435)
Net cash provided by/(used in) investing activities	3,924	(1,286)	1,501,428
Net cash used in financing activities	(1,212,652)	(7,732)	(340,355)
Net (decrease)/increase in cash and cash equivalents, customer segregated cash and restricted cash	(1,335,396)	185,907	1,041,638
Change in customer segregated cash	(66,022)	32,520	33,564
Cash Flows (Used in) / Provided by Operating Activities
Our cash flows used in operating activities comprise of costs related to developing and operating our Exchange, including payroll, legal and advisory fees, and fluctuations in accounts payable and other current assets and liabilities, including since the launch of the Bullish Exchange in November 2021, changes in the payables related in customer cash.
Net cash used in operating activities increased by US$322 million for the year ended December 31, 2023, as compared to 2022 primarily due to:
•
repayment of loans from margin credit customers, resulting in an increase in digital assets held — inventories of US$188 million and digital assets held — financial assets of US$277 million, offset by a decrease in digital assets held — loan receivable of US$149 million.

Net cash provided by operating activities increased by US$314 million for the year ended December 31, 2022, as compared to 2021 primarily due to:
•
commencement of credit line facility, resulting in a decrease in digital assets held — inventories of US$269 million and digital assets held — financial assets of US$134 million, offset by an increase in digital assets held — loan receivable of US$84 million.

Cash Flows Provided by / (Used in) Investing Activities
Net cash provided by investing activities increased by US$5 million for the year ended December 31, 2023, as compared to 2022 primarily due to:
•
US$4 million net cash received from investment in financial assets; and

•
US$1 million cash acquired through acquisition of subsidiary, net of cash paid

Net cash used in investing activities increased by US$1,503 million for the year ended December 31, 2022, as compared to 2021 primarily due to:
•
US$1.8 billion cash received from sales of digital assets held by Bullish Capital in 2021 partially offset by purchase of digital assets in 2021 of US$0.3 billion, all occurring prior to Soft Launch.

Cash Flows Used in Financing Activities
Net cash used in financing activities increased by US$1,205 million for the year ended December 31, 2023, as compared to 2022 primarily due to:
•
US$715 million cash outflows from redemptions of convertible redeemable preference shares; and

•
US$535 million of dividend payment settled through cash in April 2023, further described in the “Dividend” section below

Net cash used in financing activities decreased by US$333 million for the year ended December 31, 2022, as compared to 2021 primarily due to:
•
US$492 million of dividend payment in April and May 2021, further described in the “Dividend” section below

Dividend
On April 11, 2023, the Board of Directors of Bullish declared the payment of cash dividends of US$8.80 per fully paid ordinary share and preference shares. The total amount of the dividend declared was US$2,029 million, of which US$1,494 million and US$535 million were settled by digital assets and cash respectively. The dividend paid to convertible redeemable preference shareholders of US$48 million was settled by digital assets.
On March 18, 2021, the Board of Directors of Bullish Global declared the payment of cash dividends of US$1.65 per fully paid ordinary share and preference shares. The total amount of the dividend declared was US$491.9 million, of which US$490.4 million and US$1.5 million were paid on April 16, 2021 and May 5, 2021, respectively. For accounting purposes, US$120.6 million was classified as repayment of the convertible redeemable preference shares and US$371.3 million was classified as dividends paid.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments as of December 31, 2023.
	Payment due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
	(in US$’000)
Other payables and accruals(1)	23,512	23,512	—	—	—
Lease liabilities	11,487	3,818	4,346	2,710	613
Digital assets loan payable	6,164	—	6,164	—	—
Borrowings from shareholders	422,750	—	—	422,750	—
Convertible redeemable preference shares	47,879	—	47,879	—	—
Provision for reinstatement costs	152	152	—	—	—
Payable to customers in AMMI service and spot account – cash	62	62	—	—	—
Safeguarding digital asset liabilities	117,553	117,553	—	—	—
Tax payables	1,251	1,251	—	—	—
Amount due to related parties	4,375	4,375	—	—	—
Total	635,185	150,723	58,389	425,460	613

Note:
(1)
Other payables and accruals are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers.

Commitments and contingencies
We entered into loan commitments through the Bullish Exchange to provide funds to customers at a future date. These commitments typically have a specified term and may be subject to unconditional cancellation or may remain in effect, contingent upon the satisfaction of all conditions outlined in the loan facility. These commitments encompass undrawn credit facilities and represent our intent to provide lending support as per the agreed terms and conditions.

The table below shows the principal amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk.
	Year ended December 31,
	2023	2022	2021
	(in US$’000)
Financial commitment
Undrawn loan commitments to lend
– Unconditionally cancellable	72,236	—	—
On December 31, 2022, we entered into an agreement with a cloud platform services provider to commit to a minimum total of US$30 million in order to receive a discount for their cloud platform related services. The commitment is divided into two periods: Commitment Period 1 and Commitment Period 2. Commitment Period 1 is 24 months long or shorter if the agreement is terminated and requires a minimum commitment of US$16 million, while Commitment Period 2 is 12 months or shorter if the agreement is terminated after the end of Commitment Period 1 and requires a minimum commitment of US$14 million. At the end of each commitment period or upon earlier termination, if we fail to meet its minimum commitment for a given period, it will need to make up the difference between the minimum commitment and the fees incurred for cloud platform related services during that period. In addition, we will receive a service credit of US$3 million for using certain applicable services, and an additional US$3 million will be provided upon reaching a milestone of US$15 million. We will recognize the service credit over the commitment period on a straight line basis under Information technology and software expenses.
Related Party Transactions
For the year ended December 31, 2023, we paid service fees to its subsidiaries of US$2.1 million, for their management, administrative, and research and development services in connection with our Exchange.
As of December 31, 2023, the amount due to Block.one and its subsidiaries were US$0.5 million and US$3.9 million, respectively, both representing the service fees due to them in connection with their services provided to us for our Exchange.
As of December 31, 2023, we entered into loan agreements with Block.one and the borrowings due to Block.one was US$422.8 million.
For the year ended December 31, 2022, we paid service fees to Block.one and its subsidiaries of US$2.3 million and US$36.4 million, respectively, for their management, administrative, and research and development services in connection with our Exchange.
As of December 31, 2022, the amount due to Block.one and its subsidiaries were US$5.3 million and US$2.4 million, respectively, both representing the service fees due to them in connection with their services provided to us for our Exchange.
For the year ended December 31, 2021, we paid service fees to Block.one and its subsidiaries of US$8.8 million and US$103.9 million, respectively, for their management, administrative, research and development services in connection with our Exchange.
As of December 31, 2021, the amount due to Block.one and its subsidiaries were US$12.2 million and US$45.8 million, respectively, both representing the service fees due to them in connection with their services provided to us for our Exchange.
We perform review and benchmarking as part of our control process to ensure the fees are charged on an arm’s length basis. For outstanding balances with the amount due to related parties are unsecured, interest free and repayable on demand.
Refer to “Certain Relationships And Related Party Transactions” for further information.

Off-Balance Sheet Arrangements
Although the customers’ digital assets in spot accounts are not reflected on the balance sheet, we record a safeguarding liability representing our obligation to safeguard these assets and an associated safeguarding asset under SAB 121.
Other than the treatment of customers’ digital assets as safeguarded assets with an associated safeguarding liability, as of December 31, 2023, 2022 and 2021, we did not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Critical Accounting Estimates
We prepare our consolidated financial statements in conformity with IFRS. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ significantly from these estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, results of operations, financial condition, and cash flows will be affected.
The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below. Refer to Note 2 — Summary of principal accounting policies and Note 3 — Critical accounting judgments and key sources of estimation uncertainty of our notes to our consolidated financial statements included elsewhere in this prospectus for further information on our other significant accounting policies.
The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
Fair market value of digital assets held
We need to apply judgment in determining appropriate accounting policies based on the facts and circumstances of our Exchange business. Furthermore, in determining fair values, we need to apply judgment to identify the relevant available markets, and to consider accessibility to and activity within those markets in order to identify our principal digital asset markets. The fair value of digital assets as of December 31, 2023, amounted to US$1,289 million. Actual results could vary from estimates and could significantly impact the ending balance of digital assets held in inventories, as well as change in fair value of digital assets held in the consolidated statements of profit or loss.
Share-based payments
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the exercise multiple, volatility and dividend yield and making assumptions about them. We measure the fair value of equity-settled transactions with employees using an appropriate option pricing model (e.g. binomial model) at the grant date. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 30 of our consolidated financial statements.
Changes in these judgments, assumptions or interpretations may occur and should those changes be significant, they could have a material impact on the Group’s net income/(loss). For the year ended December 31, 2023, the Group had recorded share-based expense of US$6 million.
Business Combination, goodwill and intangible assets
We identify business combinations, goodwill and intangible assets (other than digital assets) as critical accounting estimates in the financial statements. These estimates involve significant judgment, assumptions, and estimates, and any material changes to these estimates or variations from the actual circumstances could have a material impact on our financial statements.
The business combination is accounted for using the acquisition method, which requires the allocation of fair value to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. In determining the fair value of these assets and liabilities, we make significant estimates and assumptions, particularly for non-digital asset intangible assets. These assets, such as customer relationships and trademarks, are recorded at their acquisition date fair value, net of accumulated amortization. Estimating the fair value involves various assumptions, including future cash flows, weighted-average cost of capital, working hours required to recreate the asset, and estimated useful lives. Changes in these assumptions can impact the carrying value of these assets and goodwill. While we believe the fair value estimates are reasonable, they are inherently uncertain, and actual results may differ from the estimates.
As of December 31, 2023, the Group has identified goodwill, customer relationships, and trademarks valued at US$40.2 million, US$7.5 million and US$26.1 million, respectively, derived from the acquisition of CoinDesk. However, if there are material changes in the underlying estimates and assumptions related to the impairment assessment in the future, the financial statements could be materially impacted.
Valuation of Borrowings
The borrowings are designated as FVTPL at initial recognition as the instrument contains embedded derivatives. The fair value of borrowings is calculated using the Monte Carlo simulation method, factoring in properties of the Bitcoin Reference Price. Each simulation estimates the Reference Price at Repayment Date, the forgiven amount, and the final repayment sum. Due to the method’s reliance on less observable inputs, like expected volatility and bond yield, it may involve the use of estimates using the best information available. The Group does not expect material changes in the assumptions used to calculate the fair value of borrowings of US$74 million as of December 31, 2023. However, changes in these judgments, and assumptions may occur and should those changes be significant, they could have a material impact on the Group’s change in fair value of financial liabilities.
Quantitative and Qualitative Disclosures about Market Risk
Our major instruments include digital assets, loans and borrowings, convertible redeemable preference shares and amounts due to related parties. The risks associated with these instruments include market risk (currency risk, interest rate risk and other price risk), credit risk, liquidity risk, loss of access risk, irrevocability risk, hard fork and air drop risks, and regulatory oversight risk. For complete disclosure, please refer to “Index to Consolidated Financial Statements”. The policies on how to mitigate these risks are set out below. We manage and monitor these exposures to ensure appropriate measures are implemented in a timely and effective manner.
Credit Risk
Credit risk arises from cash, cash equivalents, digital assets including loan receivable, other receivables and account receivables at amortized cost. Credit risk is managed on a group basis.
Our cash and cash equivalents are potentially subject to concentration of credit risk. Cash, cash equivalents and digital assets are placed with financial institutions or third-party custodians which are of relatively high credit quality. We also hold digital assets with third-party digital asset custodians and perform a regular assessment of the custodians as part of our risk management process.
As of December 31, 2023, 2022 and 2021, the maximum exposure to credit risk is represented by the carrying amount of each financial asset. We do not provide any guarantees which would expose us to material credit risk.
We consider the probability of default upon initial recognition of an asset and whether there has been significant increase in credit risk on an ongoing basis during the period. To assess whether there is a significant increase in credit risk we compare the risk of a default occurring on the assets as of the balance sheet date with the risk of default as of the date of initial recognition. Especially the following indicators are incorporated:
•
actual or expected significant adverse changes in business, financial economic conditions that are expected to cause a significant change to the company’s ability to meet its obligations;

•
actual or expected significant changes in the operating results of the company;

•
significant changes in the expected performance and behavior of the company, including changes in the payment status of the third-party.

As of December 31, 2023, 2022 and 2021, we consider cash and bank balances, other receivables and account receivables to have low credit risk as counterparties have adequate ability to meet their contractual cash flow obligations in the near term. We have assessed that the ECL for these receivables are immaterial under the 12-month expected losses method. We have not experienced losses on these receivables and do not believe we are exposed to any significant credit risk with respect to these balances. Thus, for the year ended December 31, 2023, 2022 and 2021, no loss allowance provision for expected credit losses was recognized for these balances.
Digital asset/fiat loan receivables — credit line facility
	Year ended December 31,
	2023	2022	2021
	(in US$’000)
Digital assets held – credit line facility
Stablecoins(i)	$12,000	$—	$—
BTC	2,095	72,059	—
ETH	1,669	7,775	—
Others	389	3,758	—
Total	$16,153	$83,592	$—
Digital assets held – margin lending services
Stablecoins(i)	$1,137	$—	$—
BTC	251	—	—
ETH	28	—	—
Others	127	—	—
Total	$1,543	$—	$—

Note:
(i)
Stablecoins mainly consist of USDC, USDT and PYUSD.

The digital asset loan receivable or fiat loan under the Credit Line Facility are exposed to the credit risk of the borrowers. The credit line facility is a product that our Exchange provides to its eligible institutional customers who have gone through the onboarding process and wish to engage in trading on our Exchange using borrowed funds. The loan funds are provided by our Exchange out of its own inventories and are transferred into the borrowing customer’s spot account and are collateralized. Each loan made under the facility is negotiated individually with each borrower with respect to commercial terms such as interest rate, tenor, denomination of loan (fiat or digital asset loan), loan-to-collateral ratios (margin requirements), terms of any other credit support such as guarantees but all share common terms and conditions. Digital assets used for lending and collateral can only be of the types that are traded on our Exchange. Common terms and conditions include grant of a security interest over the collateral (the borrower’s spot accounts assets) and other creditor’s rights to our Exchange such as the right to seize and sell the collateral upon default, margin maintenance requirements imposing an obligation on the borrower to maintain sufficient collateral in the spot account at all times, and termination rights with notice by our Exchange with full repayment due. Each loan or facility is only approved by management of our Exchange based on review of contractual terms and credit risk assessment.
Credit assessment is performed on an individual transaction basis by reviewing the client credit worthiness and setting a corresponding margin limit and maintenance level. In assessing whether the credit risk on digital asset loan receivable has changed significantly since initial recognition on an ongoing basis, we compare the probability of default occurring on the digital asset loan receivable at the reporting date with the probability of default at the date of initial recognition. In making this assessment, we consider both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

These loans are collateralized by fiat and digital assets in the borrowers’ spot account with withdrawal limits up to the predetermined margin level and minimum collateral value requirements that must be met, and may additionally be backed by other acceptable credit support e.g. guarantee, in order to limit the credit risk associated to the digital asset loan receivables. The interest rates, interest payment dates and margin levels applicable to these digital asset loan receivables are also set by agreement with the relevant customer and may be different for each eligible customer depending on their risk profile and other factors as determined by our Exchange.
The composition of collateral (digital asset and fiat) in the borrowers’ spot account may vary depending on the trading activities executed by the borrowers from time to time. The value of underlying collaterals may fluctuate over the loan term. Therefore, exposures and collateral values are monitored daily, to ensure that the margin requirement is always met.
The loan is deposited into customers’ spot account directly for the sole purpose of trading on the platform. Borrowers are required to have an amount of collateral in their spot account sufficient to meet an initial margin level at inception. At all times during the term of the digital asset loan receivables under credit line facility, customers are required to ensure that the total value of assets in their spot account does not fall below the maintenance level. Our Exchange monitors the borrowers spot accounts daily. In the event our Exchange issues a maintenance margin call to the customer, the customer has 48 hours to either top up its account by transferring further digital assets or fiat into their spot accounts in order to meet the maintenance margin level or reduce the loan amount. If at any time the value of collateral in a customer’s account falls below the agreed urgent margin level, our Exchange provides a notice to the customer to top up its account to the maintenance margin level within 24 hours (a shorter timeframe than the curing period for the maintenance margin).
Our Exchange is entitled to exercise rights to sell or liquidate the collateral in the borrowers’ spot account if the borrowers fail to maintain the value of the collateral in their spot account at the pre-agreed margin level within a specified time. We are entitled to access customer assets upon default as we have the lender’s rights under security interests and operationally, we or the custodian controls the keys to the digital asset omnibus wallets and the omnibus bank accounts are in the name of us not the customers. As a result, we may be exposed to credit risk from the shortfall arising from the market volatility of underlying collaterals in spot accounts during the maintenance margin call period i.e. 48 hours. The potential credit risk exposure is further mitigated by the guarantee obtained from the borrower or borrower’s parent company.
The effect of credit risk is priced into the terms of a loan at inception through the interest rate our Exchange charges the borrower which may vary depending on maintenance margin level, guarantee level, creditworthiness of guarantor and other factors that impact credit risk. The digital asset loan receivables terms do not include provisions that reset pricing or cash flows due to changes in credit risks. As a result, our Exchange re-evaluates the credit risk assessment on a regular and ad-hoc basis.
The margin levels (maintenance and urgent margin levels) may be different for each customer depending on their risk profile or other factors as determined by our Exchange. We also apply valuation percentage / haircut on certain type of digital assets if it is less liquid or thinly traded when calculating the value of collateral in a customer’s spot account. The haircut on collateral will effectively increase the margin requirement for the same margin level thereby reducing the impact of credit risk on the fair value of loan receivables. As of December 31, 2023 and 2022, no haircut was applied on the collateral for calculating margin maintenance level.
Given the credit exposure is monitored daily and our Exchange can enforce the guarantee, if any, to repay the shortfall when there is a default event, the allowance for expected credit losses is determined by multiplying the loss given default and the exposure at default with the default probability of the guarantor. For the year ended December 31, 2023 and 2022, the allowance was inconsequential given the digital asset loan was protected by 100% maintenance margin levels, short margin call recovery period or guarantees from the parent company of the borrower which is considered to be creditworthy by us.
There has been no change in the estimation techniques or significant assumptions made during the current reporting period in assessing the allowance for expected credit losses on digital asset loan receivable.
We closely monitor and mark downward adjustments to the carrying amounts of digital asset loan when there is information indicating that the borrower is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the borrower has been placed under liquidation or has entered into bankruptcy proceedings. Loans significantly marked down may still be subject to enforcement activities under our recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in the consolidated statement of profit or loss.
Digital asset loan receivables balance as of December 31, 2023 and 2022 were due from four and two non-related institutional customers, respectively, who actively trade on our Exchange. Apart from this, we do not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. As of December 31, 2023 and 2022, the margin ratio of outstanding loan balances has consistently remained above the initial margin requirement.
Digital asset/fiat loan receivables — margin services in our Exchange
In August 2023, our Exchange launched an Updated Margin Service to enhance capital efficiency for clients involved in leveraged trading. This service allows clients to lend their idle assets (referred to as Lenders) and provides funding for trading activities to other clients (referred to as Borrowers). Margin loans obtained through this service are exclusively intended for trading on our Exchange platform and are backed by collateral in the form of client assets held on our Exchange. These loans are subject to margin call and liquidation mechanisms to effectively manage risk.
Loans within the Updated Margin Service can be denominated in supported fiat currencies or digital assets. Our Exchange acts as the principal for this service, with client lenders providing loans to our Exchange, which are then lent to client borrowers. Loans from client lenders are limited recourse loans solely to us, meaning that our liability is strictly limited to the corresponding amount(s) received from the respective borrower(s). Conversely, loans provided by us to client borrowers are full recourse loans.
In the event of a client borrower’s insolvency, if the borrower or their liquidator recovers any payments made to our Exchange, our Exchange retains the right to reclaim the corresponding amount from the client lender. Additionally, our Exchange has the authority to deduct assets from a client lender’s account in the event of a borrower clawback. Should a lender wish to pursue a borrower directly, our Exchange also has the capability to assign margin loans to client lenders in case of default.
The credit risk associated with the Updated Margin Service is borne by the Lenders. If a Borrower defaults on a loan and the Lender wishes to take action against the Borrower, our Exchange will assign the margin loan to the Lender, enabling them to pursue the Borrower directly. The terms and conditions of the service outline various enforcement actions that our Exchange may take, including accelerating and demanding repayment of margin loans, enforcing security interests over collateral, and suspending or terminating a Borrower’s use of the Updated Margin Service.
The Updated Margin Service is primarily designed for institutional or professional investor clients, and no credit risk assessment is conducted on clients. Instead, credit risk management is achieved through the liquidation engine and collateral haircuts. While efforts have been made to mitigate credit risk, market events can still lead to Borrower defaults that cannot be liquidated quickly enough on our Exchange. In such cases, a debt is owed by the Borrowers to our Exchange, and consequently, to the Lenders who provided the relevant assets for the margin loan. The terms and conditions specify the enforcement actions our Exchange will take, such as demanding repayment of margin loans and enforcing security interests over collateral, to address default scenarios.
To further manage credit risk, we are developing a Risk Engine that incorporates an external price feed. This Risk Engine aims to support partial liquidations, mitigating the market impact of default scenarios. We adopt a conservative approach in setting risk parameters for the Updated Margin Service, including limiting the maximum initial leverage to 3x at inception, using conservative collateral weightings, and imposing a maximum borrow size based on daily volumes. The Risk Engine parameters are subject to change with approval from our Exchange.
To accommodate different levels of leverage, our Exchange has established specific Margin Requirements. These requirements are consistently calculated and compared against the client’s Margin, determining its status displayed as a Health indicator. This status also dictates any necessary actions. If the margin falls below the Warning Margin Requirement, the borrower’s account status is updated to Caution, and they receive a Margin Call notification.
Margin Requirements are carefully calculated, considering various factors such as borrowed assets, perpetual positions, limit orders, AMMI, and unsettled perpetual losses. The purpose of the Margin Requirement (e.g., Initial Margin) and the product being traded (e.g., Perpetuals) play a crucial role in determining the precise leverage value used in the calculation.
As of December 31, 2023 and 2022, our Exchange has not experienced any default, past due and write-off of principal or interest with regard to the fiat and digital asset loan receivable.
For the year ended December 31, 2023 and 2022, no fiat or digital asset loan was modified for which the allowance for expected credit losses has been changed.
Liquidation involves reducing the borrowed value to increase collateral when the value of the collateral falls below a predetermined threshold. Borrowers are exposed to the risk of default if the market moves unfavorably, while lenders may incur potential losses if borrowers fail to fulfill their loan obligations.
When the Health Indicator reaches a specific level, our Exchange’s advanced Liquidation Engine takes control. It exercises security interests over collateral posted on our Exchange and initiates partial or full liquidation of the borrower’s position by selling assets at prices closely aligned with prevailing market rates. This automated process follows a prioritized sequence of actions, including canceling open orders, closing derivative positions, converting collateral assets into more liquid forms, repaying unsettled losses, and finally settling and closing open margin loans.
As of December 2023, all margin posted by the borrowers on our Exchange have remained above the initial margin requirement, indicating a health grade loan portfolio.
We consider a digital asset loan receivable or fiat loan to be in default when the borrower fails to make contractual payments or satisfy any margin call when they fall due. In assessing credit risk in applying fair value, we consider detrimental impact on the estimated future cash flows of that loan have occurred when there is:
•
Significant financial difficulty of the borrower; and

•
A breach of contract, such as a default or past due event

We closely monitor and mark the digital asset loan receivable to fair value when there is information indicating that the borrower is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the borrower has been placed under liquidation or has entered into bankruptcy proceedings. Loans significantly marked down may still be subject to enforcement activities under our recovery procedures, taking into account legal advice where appropriate. Any revaluation made is reflected in the fair value of the digital asset loan receivables and recognized in the consolidated statement of profit or loss.
As of December 31, 2023 and 2022, we have not experienced any default loss from any of its digital asset loan receivables and fiat loans and past due.
For the years ended December 31, 2023 and 2022, no digital asset loan receivable or fiat loans were modified. In addition, no loans were significantly marked down during these two periods.
Digital Asset Price Risk
We are inherently exposed to digital asset price risk. This risk arises from our holdings in digital assets, digital asset loans we have made, payables in digital assets, as well as our positions in derivatives linked to digital assets. These financial instruments are recorded at fair value, with changes in fair value recognized through profit or loss.
Additionally, our revenues related to our Exchange business, particularly those from digital asset sales, are dependent on prevailing digital asset prices. The high volatility of digital asset prices has a direct impact on our operating results, the carrying value of our digital assets, and our future cash flows. This volatility also affects our liquidity.
Given the nature of our business, price risk is an integral part of the market risk we are exposed to. The fluctuations in digital asset prices can significantly influence our financial performance and position.

MANAGEMENT
Directors, Officers, and Employees
Directors and Executive Officers
The following table sets forth the names, ages, and positions of our executive officers and directors as of June 30, 2024:
Directors and Executive Officers	Age	Position/Title
Thomas W. Farley*	48	Chief Executive Officer, Chairman and Director
David W. Bonanno	42	Chief Financial Officer
Brendan Blumer**	38	Director
Kokuei Yuan	50	Director
Andrew Bliss	37	Director

*
Mr. Farley will be appointed as Chairman of the Board upon completion of this offering.

**
Mr. Blumer is currently Chairman of the Board and will serve in that position until the completion of this offering.

Biographical information concerning the directors and executive officers listed above is set forth below.
Thomas W. Farley serves as Bullish’s Chief Executive Officer and as director and will become the Chairman of the Board upon completion of this offering. As Chief Executive Officer of Bullish and the Chairman of the Board upon listing, he is responsible for leading the executive team and ensuring that the Board plays a full and constructive role in the development and alignment of the company’s strategy and overall commercial objectives. Mr. Farley is the current Chairman of the Board of Global Blue (NYSE: GB). Previously he served as Chief Executive Officer, President and Chairman of Far Peak Acquisition Corp. and Far Point Acquisition Corp. Additionally, he served as President of the NYSE Group of the Intercontinental Exchange (NYSE: ICE) from May 2014 until May 2018. Mr. Farley’s responsibilities included serving as the chief executive and leading all operations for the NYSE and managing a diverse range of equity and equity options exchanges, comprising the largest equities listing and securities trading venue in the world. Mr. Farley joined the NYSE as Chief Operating Officer in November 2013 when ICE acquired NYSE Euronext. Prior to joining the NYSE, Mr. Farley served as Senior Vice President of Financial Markets at ICE, where he oversaw the development of several businesses and initiatives across ICE’s markets. Mr. Farley joined ICE in 2007 as the President and Chief Operating Officer of ICE Futures U.S., formerly the New York Board of Trade. He also represented ICE on the Options Clearing Corporation Board of Directors. Prior to joining ICE, Mr. Farley was President of SunGard Kiodex, a risk management technology provider to the derivatives markets and prior thereto served as the business unit’s Chief Financial Officer and Chief Operating Officer. Mr. Farley has also held various positions in investment banking at Montgomery Securities and in private equity at Gryphon Investors. Mr. Farley holds a Bachelor of Arts degree in Political Science from Georgetown University and is a Chartered Financial Analyst.
David W. Bonanno serves as Bullish’s Chief Financial Officer. Prior to his appointment to Chief Financial Officer in May 2024, Mr. Bonanno had served as Bullish’s Chief Strategy Officer since May 2023. Before joining Bullish, Mr. Bonanno served as Chief Financial Officer and was a director of Far Peak Acquisition Corp. and Far Point Acquisition Corp. From 2008 to 2020, Mr. Bonanno was a Managing Director at Third Point LLC, a New York based investment manager. Mr. Bonanno was a Private Equity Associate at Cerberus Capital Management, L.P. from 2006 to 2008 and an analyst in the Restructuring and Reorganization Advisory Group at Rothschild Inc. from 2004 to 2006. Mr. Bonanno graduated cum laude from Harvard University in 2004 with an A.B. in Psychology.
Brendan Blumer co-founded Bullish and has served as a director of Bullish since inception. Mr. Blumer is also currently Chairman of the Board and will serve in that position until the completion of this offering. Mr. Blumer is a highly acclaimed entrepreneur, investor, and innovator having successfully built leading technology businesses across the globe. Mr. Blumer was an early investor in blockchain and transitioned to full-time involvement in the industry in 2016 when he co-founded Block.one, which has funded more than 100 innovative businesses in sectors such as digital assets, blockchain, fintech, infrastructure, financial services and gaming, and is also the originator of the open source EOSIO software. Mr. Blumer has been featured on global broadcasts including Bloomberg, CNBC, Forbes and many more as a recognized industry leader. Prior to Block.one, Mr. Blumer founded okay.com, a collaborative data-sharing ecosystem for the Asia Pacific property market that has grown to be Hong Kong’s largest digital property agency. He has been building disruptive technology companies since 2001, when he started his career in e-commerce selling in-game digital assets in the world’s largest online video games.
Kokuei (Guo) Yuan serves as a director of Bullish. Mr. Yuan was formerly the Executive Chairman of Block.one where he oversaw Block.one group’s financial and management operations. He has over 25 years of experience as an investment professional and business executive, having held numerous board and executive positions across various industries as well as being an investment banker at CLSA. He holds a BA in Economics and Studio Art from Tufts University.
Andrew Bliss serves as a director of Bullish and is a member of the founding team. Mr. Bliss is the Founder & Managing Director of Bliss Capital Limited, a Cayman Islands based technology focused proprietary investment firm. Mr. Bliss was formerly the Chief Strategy Officer of Block.one, with responsibilities including corporate strategy, growth, risk, and governance, as well as strategic investments including venture capital and private equity. Previously he served as Chief Operating Officer, and prior to that, Chief Financial Officer, of Block.one and is a member of the founding team. He has worked full time in the blockchain and digital assets industry since Block.one’s inception in 2016. Prior to joining Block.one, he served as Chief Financial Officer of ii5, a Hong Kong based software business focused on the Asia-Pacific property market. Prior to joining ii5, Mr. Bliss held numerous financial, operational, and compliance responsibilities with avionics and technology multinational Rockwell Collins, where he worked across the U.S., Europe, and Asia-Pacific. Mr. Bliss holds a Bachelor of Business Administration degree in Finance along with a Master of Business Administration degree from the University of Iowa. Mr. Bliss holds professional certifications in audit, risk management, and fraud prevention and detection.
Family Relationships
There are no family relationships between any of the executive officers and directors listed above.
Independence of Directors
As a result of our Ordinary Shares being listed on the NYSE, we will adhere to the rules of the NYSE in determining whether a director is independent. The board of directors has consulted, and will consult, with its counsel to ensure that the board’s determinations will be consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The NYSE listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The board of directors will undertake a review of the independence of the individuals named above and will determine which directors qualify as “independent” as defined under the applicable NYSE rules.
Additional Directors
We expect to appoint additional directors who will satisfy the NYSE independence criteria prior to or immediately after the completion of this offering.
Committees of the Board of Directors
We will establish a separately standing audit committee, compensation committee, and corporate governance and nominating committee.
Audit Committee
The board of directors will establish an audit committee comprised of at least two independent directors, and will be chaired by one of the independent directors. We anticipate that all of the independent directors will satisfy the “independence” requirement of Rule 5605(a)(2) of the Listing Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Exchange Act. As a foreign private issuer, we have elected to not follow the requirement that the audit committee must have a minimum of three members. The audit committee will have a written charter. The purpose of the audit committee will be, among other things, to appoint, retain, set compensation of, and supervise our independent accountants, review and approve related party transactions in accordance with NYSE requirements, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls.
Financial Experts on Audit Committee
Subject to the one-year phase-in period under Rule 10A-3 under the Exchange Act, the audit committee will be comprised exclusively of “independent directors,” as defined for audit committee members under the NYSE listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under the NYSE’s listing standards. The NYSE’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we will be required to certify to the NYSE that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.
We anticipate that a to-be appointed independent director will serve as a financial expert on the audit committee.
Compensation Committee
The board of directors will establish a compensation committee. We expect that the compensation committee will initially consist of two members and will be chaired by a director. An appointed independent director will satisfy the “independence” requirement of Rule 5605(a)(2) of the Listing Rules of NYSE. As a foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors. The compensation committee will have a written charter. The purpose of the compensation committee will be to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, including authority to make and modify awards under such plans.
The compensation committee assists the board in determining its responsibilities in relation to remuneration, including, amongst other matters, making recommendations to the board on our policy on executive compensation, determining the individual remuneration and benefits package of each of the executive officers and recommending and monitoring the remuneration of senior management below board level.
Nominating and Corporate Governance Committee
The board of directors will establish a nominating and corporate governance committee. We expect that the nominating and corporate governance committee will initially consist of two members and will be chaired by a director. As a foreign private issuer, we have elected to not have our nominating and corporate governance committee consist of entirely independent directors. The nominating and corporate governance committee will have a written charter. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.
Code of Ethics
The board of directors will adopt a code of ethics and business conduct that applies to all of our executive officers, directors and employees. The code of ethics and business conduct codifies the business and ethical principles that will govern all aspects of our business.
Corporate Governance Practices
As a foreign private issuer, we may generally follow Cayman Islands home country practice with respect to certain matters of corporate governance in lieu of the comparable governance provisions of the NYSE Listing

Rules, except for certain matters including the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.
We intend to follow home country practice in lieu of the NYSE corporate governance requirements with respect to the following the NYSE requirements:
•
Executive Sessions.   We will not be required to and, in reliance on home country practice, we may not, comply with certain NYSE rules requiring our independent directors to meet in regularly scheduled executive sessions at which only independent directors are present. We will follow Cayman Islands practice which does not require independent directors to meet regularly in executive sessions separate from the full board of directors.

•
Nomination of Directors.   Our director nominees may not be selected or recommended for the board of directors’ selection by either (i) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or (ii) a nominating and corporate governance committee and compensation committee solely of independent directors, as required under the NYSE rules. We will follow Cayman Islands practice which does not require director nominations to be made or recommended solely by independent directors. Further, we will not have a formal written charter or board resolution addressing the director nominations process. We will follow Cayman Islands practice which does not require us to have a formal written charter or board resolution addressing the director nominations process.

•
Proxy Statements.   We will not be required to and, in reliance on home country practice, we may not, comply with certain the NYSE rules regarding the provision of proxy statements for general meetings of shareholders. We will follow Cayman Islands practice which does not impose a regulatory regime for the solicitation of proxies.

•
Shareholder Approval.   We will not be required to and, in reliance on home country practice, we do not intend to, comply with certain the NYSE rules regarding shareholder approval for certain issuances of securities under the NYSE Rule 5635. In accordance with the provisions of our Amended and Restated Memorandum and Articles of Association, our board of directors is authorized to issue securities, including ordinary shares, warrants and convertible notes.

•
Annual Meetings.   As a Cayman Islands exempted company, we are not obliged by law to call annual general meetings. We may, but shall not be obliged to, hold an annual general meeting.

Conflicts of Interests
Our conflicts of interest policy states that actions that could result in actual or potential conflicts of interests should be avoided. Conflicts of interest involving directors or executive officers must be reviewed and may be waived by the board of directors (or the audit committee). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform their work objectively and effectively. Conflicts of interest may also arise if a person, or a member of their family, receives improper personal benefits as a result of their position.
Where such conflict is deemed to constitute a related party transaction, as defined under Form 20-F, Item 7.B, the audit committee, pursuant to our written charter, is responsible for reviewing and approving such transactions to the extent they are entered into. In doing so, the audit committee will consider all relevant factors when determining whether to approve a related-party transaction, including whether the related-party transaction is on terms no less favorable to us than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction.
We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related-party transaction impairs the independence of a director or presents a conflict of interest on the part of a director or executive officer.
Our Amended and Restated Memorandum and Articles of Association allow a director to participate in the approval of any transaction in which they are a related party provided that such interest is declared and they are of the opinion that they are able to discharge their fiduciary duties despite the interest and they may also count toward the quorum. Any director so affected is also required to provide the audit committee with all material information concerning the transaction upon request.
Bullish Executive Officer and Director Compensation
During the year ended December 31, 2023, our executive officers received total aggregate compensation of $1,814,516.27, which included base salary and annual cash bonus.
Our policies with respect to the compensation of the executive officers will be administered by Bullish’s board in consultation with its compensation committee (as described above). The compensation policies we follow intend to provide for compensation that is sufficient to attract, motivate and retain our executive officers and potentially other individuals and to establish an appropriate relationship between executive compensation and the creation of shareholder value. To meet these goals, the compensation committee will be charged with recommending executive compensation packages to Bullish’s board of directors.
Performance-based and equity-based compensation are an important foundation in executive compensation packages as we believe it is important to maintain a strong link between incentives and the creation of shareholder value. We believe that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executive officers. Upon listing, Bullish will adopt an Omnibus Incentive Plan which reflects what we believe is a focus on performance- and equity-based compensation.
The compensation decisions regarding Bullish’s executive officers are based on our need to attract individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above our expectations.
In addition to the guidance provided by its compensation committee, we may utilize the services of third-parties from time to time in connection with the hiring and compensation awarded to executive officers. This could include subscriptions to executive compensation surveys and other databases.
Bullish’s compensation committee will be charged with performing an annual review of our executive officers’ cash compensation and equity holdings to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies.
Compensation Components
Base Salary.   We will seek to maintain base salary amounts at or near the industry norms, while avoiding paying amounts in excess of what we believe is necessary to motivate executive officers to meet corporate goals. It is anticipated that base salaries will generally be reviewed annually, subject to terms of employment agreements, and that the compensation committee and board will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.
Annual Bonuses.   We intend to utilize cash incentive bonuses for executive officers to focus them on achieving key operational and financial objectives within a yearly time horizon. Near the beginning of each year, the board, upon the recommendation of the compensation committee and subject to any applicable employment agreements, will determine performance parameters for appropriate executive officers. At the end of each year, the board and compensation committee will determine the level of achievement for each corporate goal.
Equity Awards.   Upon listing, Bullish will adopt an Omnibus Incentive Plan.
Severance Benefit.   Bullish currently has no severance benefits plan. We may consider the adoption of a severance plan for executive officers and other employees in the future.
Director Compensation.   Bullish currently does not have a definitive compensation plan for its future directors. Working with the compensation committee, we anticipate setting director compensation at a level comparable with those directors with similar positions at comparable companies.

Thomas W. Farley Employment Agreement
Thomas W. Farley is the Chief Executive Officer and a director of Bullish. On May 24, 2023, Mr. Farley entered into an employment agreement with Bullish US LLC, a subsidiary of Bullish (the “CEO Employment Agreement”). The CEO Employment Agreement sets out his cash and incentive compensation and other terms of Mr. Farley’s employment. The material terms of the CEO Employment Agreement are summarized below and a copy has been filed as an exhibit to the registration statement of which this prospectus forms a part.
Employment.   The CEO Employment Agreement provides that Mr. Farley shall be Chief Executive Officer of Bullish US LLC and Bullish. Mr. Farley will report to the Board. In addition, the CEO Employment Agreement provides that the Board shall take such action as may be necessary to appoint or elect Mr. Farley as a member of the Board. Mr. Farley’s employer of record shall be Bullish US LLC.
Term.   The CEO Employment Agreement has a term that commences from May 24, 2023 and continues until it is terminated by either Bullish US LLC or Mr. Farley. Bullish US LLC may terminate the CEO Employment Agreement for Cause (as defined below), upon Mr. Farley’s death or Disability (as defined therein), or without Cause (provided that if he is terminated without Cause, the termination date must be at least 90 days after the first anniversary of May 24, 2023 and at least 90 days from the notice if after the first anniversary). Mr. Farley may terminate the CEO Employment Agreement for any reason by providing at least 90 days’ notice.
The CEO Employment Agreement defines “Cause” as: (i) Mr. Farley’s material failure to perform his reasonable and lawful duties or responsibilities to Bullish or any of its subsidiaries; (ii) his intentional and willful refusal to follow directions from the Board that are not inconsistent with his position; (iii) his engagement in any act of willful misconduct, gross negligence, dishonesty, fraud or misrepresentation to the material detriment of Bullish or any of its subsidiaries; (iv) his material breach of the CEO Employment Agreement or any material terms of an employee handbook (or other written policies applicable to him), confidentiality agreement or invention assignment agreement between him and Bullish or any of its subsidiaries; (v) his being charged with and subsequently found guilty of committing a crime (other than minor traffic offenses) or any admission by him of the commission of such crime or crimes; (vi) his engaging in intentional and willful conduct that is injurious to Bullish’s or any of its subsidiaries’ name or reputation; provided, however, that if the actions described above are capable of being cured (in the good faith judgment of the Board), such actions will not be considered Cause unless Mr. Farley has failed to cure such actions within ten days of receiving written notice from the Board specifying (with particularity) the events allegedly giving rise to Cause; and, further provided, that such actions will not be considered Cause unless Bullish US LLC provides such written notice within 90 days of any member of the Board (excluding Mr. Farley, if applicable at the time of such notice) having knowledge of the relevant action. For purposes of determining Mr. Farley’s right to retain equity compensation awards (including, without limitation, stock options and restricted stock units), he will not be deemed to be discharged for Cause unless and until there is delivered to him a copy of a resolution duly adopted by the affirmative vote of not less than two thirds (2/3) of the entire membership of the Board (excluding Mr. Farley, if he is then a member of the Board), at a meeting called and duly held for such purpose, finding in good faith that Mr. Farley is guilty of the conduct set forth above and specifying the particulars thereof in detail.
Compensation and Benefits.   Mr. Farley will receive an annual base salary initially in the amount of $1,750,000, which shall be reviewed and subject to increase (but not decrease, unless mutually agreed) periodically by the Bullish Board.
The CEO Employment Agreement provides that during Mr. Farley’s employment he will be eligible to participate in all equity incentive plans in which similarly situated executive officers participate, including the Omnibus Incentive Plan. Additionally, Mr. Farley will be entitled to sick and vacation leave in accordance with Bullish’s policies for similarly situated employees during his employment.
Severance.   In the event Bullish US LLC terminates Mr. Farley’s employment for any reason other than his death or Disability or for Cause, he shall be entitled, subject to his delivery of a release in a form reasonably satisfactory to Bullish US LLC, to severance equal to his then annual base salary payable over the 12 months following the termination, and up to a maximum of 12 months of reimbursements towards certain health benefit coverage.

Covenants.   The CEO Employment Agreement includes covenants respecting Bullish’s or its subsidiaries’ (as applicable) ownership of information and intellectual property developed by Mr. Farley while employed by Bullish US LLC, Mr. Farley’s preservation and protection of confidential information, Mr. Farley’s non-disparagement of Bullish and its subsidiaries during and after the employment term, and Mr. Farley’s non-competition and non-solicitation during the employment term and for 12 months thereafter as more fully set forth in the CEO Employment Agreement.
Retention Bonus.   To incentivize Mr. Farley’s continued employment with Bullish, on August 28, 2024 (the “Retention Bonus Grant Date”), we entered into a Retention Bonus Agreement with Mr. Farley (the “Farley Retention Agreement”) whereby we paid Mr. Farley a cash bonus of $2,370,795, less applicable tax withholding (the “Retention Bonus”). If Mr. Farley’s employment is terminated by us for Cause or by Mr. Farley for any reason other than his death or Disability prior to each of the following retention dates, Mr. Farley is required to pay to us the corresponding portion of the Retention Bonus (on an after tax basis): June 5, 2025, 100%; June 5, 2026, 67%; June 5, 2027, 33%. The foregoing summarizes the material terms of the Farley Retention Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.
Thomas W. Farley Incentive Unit Grant Agreements
Thomas W. Farley has entered into two Incentive Unit Grant Agreements with BMC1, both dated May 24, 2023 as part of the compensation and incentive arrangements between Bullish and Mr. Farley. Under these agreements, BMC1 granted incentive units to Mr. Farley in two tranches: tranche one is comprised of 3,590,426 Class B shares and tranche two is comprised of 3,590,425 Class B shares, and each tranche is subject to certain terms and conditions. The incentive units were issued fully paid and non-assessable without any consideration paid by Mr. Farley. Both tranches of the incentive units are subject to a distribution threshold, meaning Mr. Farley will not participate in any distributions until an amount equal to the distribution threshold has been distributed in respect of each Class A and Class C share of BMC1. Once the distribution threshold is reduced to $0, distributions will then be made to the holders of incentive units until an amount equal to the initial distribution threshold has been distributed. The vesting of the incentive units under tranche one is contingent upon the satisfaction of both a service requirement and performance requirement. The incentive units in tranche two vest upon satisfaction of a service requirement, performance requirement, and delivery event requirement such as an IPO. In both tranches, the vesting of incentive units generally ceases immediately upon termination of employment, with continued vesting under certain conditions if the termination is without cause. Mr. Farley is entitled to dividends under specific conditions, and the incentive units are subject to repurchase rights as set forth in the Memorandum and Articles of Association of BMC1. All numbers referring to amounts will be adjusted to reflect share splits, dividends, and other recapitalizations. Upon listing, Mr. Farley is entitled to convert shares in BMC1 to shares in Bullish.
David W. Bonanno Employment Agreement
David W. Bonanno is the Chief Financial Officer (CFO) of Bullish and was appointed as CFO in May 2024. Prior to his CFO appointment Mr. Bonanno was Chief Strategy Officer (CSO) of Bullish. On May 24, 2023, Mr. Bonanno entered into an employment agreement with Bullish US LLC, a subsidiary of Bullish (the “CSO Employment Agreement”). The CSO Employment Agreement sets out his cash and incentive compensation and other terms of Mr. Bonanno’s employment. The material terms of the CSO Employment Agreement are summarized below and a copy has been filed as an exhibit to the registration statement of which this prospectus forms a part.
Employment.   The CSO Employment Agreement provides that Mr. Bonanno shall be Chief Strategy Officer of Bullish US LLC and Bullish. In May 2024, Mr. Bonanno was appointed Chief Financial Officer of Bullish. Mr. Bonanno will report to the Chief Executive Officer of Bullish. Mr. Bonanno’s employer of record is Bullish US LLC.
Term.   The CSO Employment Agreement has a term that commenced from May 24, 2023 and continues until it is terminated by either Bullish US LLC or Mr. Bonanno. Bullish US LLC may terminate the CSO Employment Agreement for Cause (as defined below), upon Mr. Bonanno’s death or Disability (as defined therein), or without Cause (provided that if he is terminated without Cause, the termination date must be at least 90 days after the first anniversary of May 24, 2023 and at least 90 days from the notice if after the first anniversary). Mr. Bonanno may terminate the CSO Employment Agreement for any reason by providing at least 90 days’ notice.

The CSO Employment Agreement defines “Cause” as: (i) Mr. Bonanno’s material failure to perform his reasonable and lawful duties or responsibilities to Bullish or any of its subsidiaries; (ii) his intentional and willful refusal to follow directions from the Board that are not inconsistent with his position; (iii) his engagement in any act of willful misconduct, gross negligence, dishonesty, fraud or misrepresentation to the material detriment of Bullish or any of its subsidiaries; (iv) his material breach of the CFO Employment Agreement or any material terms of an employee handbook (or other written policies applicable to him), confidentiality agreement or invention assignment agreement between him and Bullish or any of its subsidiaries; (v) his being charged with and subsequently found guilty of committing a crime (other than minor traffic offenses) or any admission by him of the commission of such crime or crimes; (vi) his engaging in intentional and willful conduct that is injurious to Bullish’s or any of its subsidiaries’ name or reputation; provided, however, that if the actions described above are capable of being cured (in the good faith judgment of the Board), such actions will not be considered Cause unless Mr. Bonanno has failed to cure such actions within ten days of receiving written notice from the Board specifying (with particularity) the events allegedly giving rise to Cause; and, further provided, that such actions will not be considered Cause unless Bullish US LLC provides such written notice within 90 days of any member of the Board (excluding Mr. Bonanno, if applicable at the time of such notice) having knowledge of the relevant action. For purposes of determining Mr. Bonanno’s right to retain equity compensation awards (including, without limitation, stock options and restricted stock units), he will not be deemed to be discharged for Cause unless and until there is delivered to him a copy of a resolution duly adopted by the affirmative vote of not less than two thirds (2/3) of the entire membership of the Board (excluding Mr. Bonanno, if he is then a member of the Board), at a meeting called and duly held for such purpose, finding in good faith that Mr. Bonanno is guilty of the conduct set forth above and specifying the particulars thereof in detail.
Compensation and Benefits.   Mr. Bonanno will receive an annual base salary initially in the amount of $1,250,000, which shall be reviewed and may be subject to increase (but not decrease, unless mutually agreed) periodically by the Board.
The CSO Employment Agreement provides that during Mr. Bonanno’s employment he will be eligible to participate in all equity incentive plans in which similarly situated executive officers participate, including the Omnibus Incentive Plan. Additionally, Mr. Bonanno will be entitled to sick and vacation leave in accordance with Bullish’s policies for similarly situated employees during his employment.
Severance.   In the event Bullish US LLC terminates Mr. Bonanno’s employment for any reason other than his death or Disability or for Cause, he shall be entitled, subject to his delivery of a release in a form reasonably satisfactory to Bullish US LLC, to severance equal to his then annual base salary, payable over the 12 months following the termination, and up to a maximum of 12 months of reimbursements towards certain health benefit coverage.
Covenants.   The CSO Employment Agreement includes covenants respecting Bullish’s or its subsidiaries’ (as applicable) ownership of information and intellectual property developed by Mr. Bonanno while employed by Bullish US LLC, Mr. Bonanno’s preservation and protection of confidential information, Mr. Bonanno’s non-disparagement of Bullish and its subsidiaries during and after the employment term, and Mr. Bonanno’s non-competition and non-solicitation during the employment term and for 12 months thereafter as more fully set forth in the CSO Employment Agreement.
David W. Bonanno Incentive Unit Grant Agreements
David W. Bonanno has entered into two Incentive Unit Grant Agreements with BMC1, both dated May 24, 2023 as part of the compensation and incentive arrangements between Bullish and Mr. Bonanno. Under these agreements, BMC1 granted incentive units to Mr. Bonanno in two tranches: tranche one is comprised of 1,196,809 Class B shares and tranche two is comprised of 1,196,808 Class B shares, and each tranche is subject to certain terms and conditions. The incentive units were issued fully paid and non-assessable without any consideration paid by Mr. Bonanno. Both tranches of the incentive units are subject to a distribution threshold, meaning Mr. Bonanno will not participate in any distributions until an amount equal to the distribution threshold has been distributed in respect of each Class A and Class C share of BMC1. Once the distribution threshold is reduced to $0, distributions will then be made to the holders of incentive units until an amount equal to the initial distribution threshold has been distributed. The vesting of the incentive units under tranche one is contingent upon the satisfaction of both a service requirement and performance requirement. The incentive units in tranche two vest upon satisfaction of a service requirement, performance requirement, and delivery event requirement such as an IPO. In both tranches, the vesting of incentive units generally ceases immediately upon termination of employment, with continued vesting under certain conditions if the termination is without cause. Mr. Bonanno is entitled to dividends under specific conditions, and the incentive units are subject to repurchase rights as set forth in the Memorandum and Articles of Association of BMC1. All numbers referring to amounts will be adjusted to reflect share splits, dividends, and other recapitalizations. Upon listing, Mr. Bonanno is entitled to convert shares in BMC1 to shares in Bullish.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table and related footnotes set forth information regarding the beneficial ownership of our equity securities, as of July 31, 2024, after giving effect to the IPO Reorganization, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering, by:
•
each of our directors and executive officers;

•
all of our executive officers and directors as a group; and

•
each person known to us to be the beneficial owner of more than 5% of any class of our outstanding shares.

As of July 31, 2024, we had issued and outstanding 225,000,000 Class A Shares and 5,471,874 Class B Shares. In addition, as of July 31, 2024, certain employees, individuals and service providers held shares in Bullish Global, Bullish Global RSUs and Bullish Global Options. Immediately prior to the completion of this offering, in a transaction we refer to as the “IPO Reorganization”, each Class A Share will be redesignated to a like number of Ordinary Shares and each Class B Share will convert into a like number of Ordinary Shares, a number of shares in Bullish Global will convert into a number of Ordinary Shares, Bullish Global RSUs will be converted into a number of our RSUs and Ordinary Shares and the Bullish Global Options will convert into options to acquire Ordinary Shares.
In addition, Thomas W. Farley, our Chief Executive Officer, and David W. Bonanno, our Chief Financial Officer, hold equity interests BMC1, which, subject to vesting, will entitle Mr. Farley and Mr. Bonanno to exchange such BMC1 Equity for an aggregate of 10,297,679 and 3,677,343 Ordinary Shares, respectively, at any time following the completion of this offering. See section entitled “— Bullish Executive Officer and Director Compensation” for more information about Mr. Farley’s and Mr. Bonanno’s BMC1 Equity.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include any shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or conversion of any other security. We have included Class A Shares, Class B Shares and Ordinary Shares issuable upon the exercise of options that are exercisable as of, or within 60 days after, July 31, 2024, and such securities are deemed outstanding for the purpose of computing the ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned before this offering is based on 225,000,000 Class A Shares and 5,471,874 Class B Shares outstanding as of July 31, 2024. The number of Ordinary Shares deemed outstanding after this offering is based on             Ordinary Shares, which assumes the sale of                   Ordinary Shares in this offering and no exercise of the underwriters’ option to acquire additional shares.
As of the date of this prospectus, we are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of our company at a subsequent date. Except as indicated in footnotes to the table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders, and none of our major shareholders have different voting rights from other shareholders. Prior to July 23, 2024, all of our Class A Shares were owned by Block.one and the holders of Class A Shares listed below were shareholders in Block.one. Effective July 23, 2024, Block.one transferred the majority of the Class A Shares to certain of its shareholders. As of the date of this prospectus, our Class A Shares and Class B Shares were held by 21 record owners, one of whom was in the United States.

Name of Beneficial Holder	Class A shared owned	Options on Class A	Class A Shares Beneficially Owned Prior to this Offering	Percent of Class A Shares Beneficially Owned Prior to this Offering	Class B Shares Beneficially Owned Prior to this Offering	Percent of Class B Shares Beneficially Owned Prior to this Offering	Total Class A and B Shares (Ordinary Shares Post IPO Reorganization) Beneficially Owned Prior to this Offering	Percent of Total Class A and B Shares (Ordinary Shares Post IPO Reorganization) Beneficially Owned Prior to this Offering	Ordinary Shares Beneficially Owned After this Offering	Percent of Ordinary Shares Beneficially After this Offering
Executive Officers and Directors:
Brendan F. Blumer(1)	82,268,862		82,268,862	36.6%			82,268,862	35.7%	82,268,862
Thomas W. Farley, Chief Executive Officer(2)									10,297,681
David W. Bonanno, Chief Financial Officer(3)									3,677,743
Andrew C. Bliss, Director(4)	10,080,004		10,080,004	4.5%			10,080,004	4.4%	10,080,004
Kokuei Yuan	72,906,074		72,906,074	32.4%			72,906,074	31.6%	72,906,074
Executive Officers and Directors, as a group (3 persons)	165,254,904		165,254,904	73.4%			165,254,904	71.7%	179,230,363
5% Shareholders:
Pu Luo Chung VC Private Limited(5)	28,802,630	250,000	29,052,630	12.9%	250,000	4.57%	29,302,630	12.7%	28,802,630
Alexander See	19,729,713		19,729,713	8.8%			19,729,713	8.6%	19,729,713
PLC (Bullish Global) Ltd(6)		1,562,500	1,562,500	*	1,562,500	28.56%	3,125,000	1.4%	31,250,000
Galaxy Digital Ventures LLC(7)		1,250,000	1,250,000	*	1,250,000	22.84%	2,500,000	1.1%	2,500,000
PLC (Bullish Global 2) Ltd(8)					1,146,726	20.96%	1,146,726	*	1,146,726
Camomille Global Opportunities Fund(9)		312,500	312,500	*	684,523	12.51%	997,023	*	997,023
EFM Global Growth Master Fund(10)		562,500	562,500	*	562,500	10.28%	1,125,000	*	1,125,000

 *
Equals less than 1%

(1)
Consists of shares held by Mr. Blumer directly and by Block.one, an entity controlled by Mr. Blumer. As described in (5), (6), (7), (8), (9) and (10) below, Block.one has granted certain holders options to acquire certain of the Class A Shares it holds. In addition, the holder of 466,071 shares of Bullish Global that will convert into our Ordinary Shares in the IPO Reorganization have pledged such shares to an entity controlled by Mr. Blumer as collateral for a loan; such shares are not included in the total above for Mr. Blumer.

(2)
Mr. Farley holds an aggregate of 10,053,191 Class A shares and Class B shares in BMC1, which following the completion of the offering will be exchangeable for an aggregate of 10,297,679 Ordinary Shares, of which 3,648,322 would be vested as of, or within 60 days after, July 31, 2024 and are included in the table above.

(3)
Mr. Bonanno holds an aggregate of 3,590,426 Class A shares and Class B shares in BMC1, which following the completion of the offering will be exchangeable for an aggregate of 3,677,743 Ordinary Shares, of which 1,323,988 would be vested as of, or within 60 days after, July 31, 2024 and are included in the table above.

(4)
Consists of shares held by Bliss Capital Limited, an entity controlled by Mr. Bliss.

(5)
Includes 28,802,630 Class A Shares owned by Pu Luo Chung VC Private Limited and 250,000 Class A Shares obtainable upon the exercise of options to acquire 250,000 Class A Shares owned by Block.one (and included above as beneficially owned by Mr. Blumer) and 250,000 Class B Shares owned.

(6)
Includes 1,562,500 Class A Shares obtainable by PLC (Bullish Global) Ltd upon the exercise of options to acquire 1,562,500 Class A Shares owned by Block.one (and included above as beneficially owned by Mr. Blumer) and 1,562,500 Class B Shares owned.

(7)
Includes 1,250,000 Class A Shares obtainable by Galaxy Digital Ventures LLC upon the exercise of options to acquire 1,250,000 Class A Shares owned by Block.one (and included above as beneficially owned by Mr. Blumer) and 1,250,000 Class B Shares owned.

(8)
Includes 1,146,726 Class B Shares owned by PLC (Bullish Global 2) Ltd.

(9)
Includes 312,500 Class A shares obtainable by Camomille Global Opportunities Fund upon the exercise of options to acquire 312,500 Class A Shares owned by Block.one (and included above as beneficially owned by Mr. Blumer) and 684,523 Class B Shares owned.

(10)
Includes 562,500 Class A Shares obtainable by EFM Global Growth Master Fund upon the exercise of options to acquire 562,500 Class A Shares owned by Block.one (and included above as beneficially owned by Mr. Blumer) and 562,500 Class B Shares owned.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Our board expects to adopt a written statement of policy for the evaluation of and the approval, disapproval and monitoring of transactions involving us and “related persons.” For the purposes of the policy, “related persons” will include our executive officers, directors and director nominees or their immediate family members, or shareholders owning 5% or more of our outstanding ordinary shares and their immediate family members.
Master Services Agreement and Contribution Agreement
We entered into a Contribution Agreement dated July 8, 2021, between Block.one, Bullish Global and their affiliates (the “Contribution Agreement”) and an Amended & Restated Master Services Agreement, dated July 8, 2021, between Block.one, Bullish Global and their affiliates (the “Master Services Agreement”). Pursuant to the Contribution Agreement, Block.one and its affiliates transferred or otherwise contributed various resources involved in providing services to our business, including employees, leases, equipment, and vendor contracts specified in the agreement. Under the Master Services Agreement, Block.one and its affiliates agreed to continue providing certain services to Bullish and its affiliates until the transactions contemplated by the Contribution Agreement were materially completed or at an agreed earlier date.
The Contribution Agreement was terminated between the parties on August 29, 2024 and the Master Services Agreement was terminated between the parties on August 29, 2024.
Exchange IP Contribution Deed and EOSIO IP Contribution Deed
We entered into an Exchange IP Contribution Deed, dated December 18, 2020, between Block.one and Bullish Global and an EOSIO IP Contribution Deed, dated June 30, 2021, between Block.one and Bullish Global, pursuant to which Block.one assigned and licensed to Bullish certain intellectual property relating to the Bullish Exchange business and the EOSIO software platform.
Under the Bullish Exchange IP Contribution Deed, intellectual property is categorized into “Transferred IP” and “Licensed IP.” The Transferred IP has been transferred from Block.one to Bullish Global. The Licensed IP is further categorized into (A) software and documentation and (B) business and operations documentation. All intellectual property under category A was addressed and covered by the subsequent EOSIO IP Contribution Deed and, transferred to Bullish Global. Any residual category B intellectual property, which pertains to business and operations documentation, was transferred from Block.one to Bullish Global on August 29, 2024.
Service Agreement relating to office premises in Cayman Islands
On August 27, 2024, we entered into a service agreement with B1 Services KY Limited, a subsidiary of Block.one, under which Bullish Services KY Limited has agreed to allocate approximately 50% of the office premises it leases in the Cayman Islands for B1 Services KY Limited’s use, inclusive of restroom facilities, other agreed shared amenities and property overhead services. B1 Services KY Limited pays a service fee to Bullish Services KY Limited to use and occupy its portion of the office space, approximately 50% of the total lease amount and 50% of the property overhead services.
Consulting Agreement and Acquisition of Far Peak Management Company LLC
On February 2, 2023, Bullish Global entered into a consulting agreement (the “FPMC Consulting Agreement”) with Far Peak Management Company LLC (“FPMC”), a Delaware limited liability company, to receive consulting services from FPMC. On May 24, 2023, we acquired FPMC, including its intellectual property and employees, in which our current Chief Executive Officer, Thomas W. Farley, and Chief Financial Officer, David W. Bonanno, were shareholders. The FPMC Consulting Agreement was terminated the same day as the closing of the acquisition. As consideration for the acquisition of FPMC, Class A shares in BMC1 were issued to the selling shareholders. Such Class A shares in BMC1 are subject to certain restrictive covenants. On April 10, 2024, a Certificate of Cancellation was filed with the State of Delaware to dissolve FPMC.

Loan Agreement with SPV KY Limited
On November 17, 2023, Bullish Global entered into a loan agreement with Block.one as lender under which we borrowed 60 million USDC. On December 12, 2023, we amended and restated the loan agreement to increase the total facility amount to include the existing 60 million USDC, $40 million and 9,600 Bitcoin. The entire facility has been utilized. The amounts borrowed are required to be repaid on the fifth anniversary of the respective drawdown dates. On June 6, 2024, Block.one transferred all its rights and obligations under the loan agreement to SPV KY Limited, a subsidiary of Block.one.
Effective July 17, 2024, and August 8, 2024, respectively, Block.one transferred the shares of SPV KY Limited to certain of its shareholders. There are no common directors between SPV KY Limited and Bullish. The terms and conditions of the loan agreement remain unchanged following the transfer to SPV KY Limited.
Promissory Note with Mr. Farley and Repayment
On June 5, 2023, we entered into a promissory note agreement with Mr. Farley (the “Farley Loan Agreement”), under which we loaned $1,600,000 to Mr. Farley subject to interest and repayment over four years. On June 5, 2024, in consideration for Mr. Farley’s services, we forgave $400,000 of the principal and accrued interest under the Farley Loan Agreement. On August 28, 2024, Mr. Farley agreed to repay the then-outstanding loan principal and accrued interest in full satisfaction of his obligations under the Farley Loan Agreement.
Transfer and Amendment Letter Regarding Share Subscription Agreement or Sale and Purchase Agreement
A number of our shareholders entered into a Transfer and Amendment Letter with Bullish, Bullish Global, and Block.one in May 2023. This letter was executed to update certain provisions of their original share subscription agreement or sale and purchase agreement for shares in Bullish Global following the merger of Bullish Global with BMC2, resulting in Bullish becoming the holding company of the Bullish Group.
Exchange Customer Relationship
Pu Luo Chung VC Private Limited, a company owning approximately 12.7% of the shares in Bullish, is affiliated with PLC Venture Capital 2, a company that became a customer on the Bullish Exchange in 2024.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
The following is a description of the material terms of our share capital following the IPO Restructuring and this includes a summary of specified provisions of the Amended and Restated Memorandum and Articles of Association that will be in effect. This description is qualified by reference to our Amended and Restated Memorandum and Articles of Association as is in effect which are incorporated by reference into this prospectus. References in this section to “we” or “us” refer to Bullish.
General
We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by the Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. As at the date of this prospectus, we are authorized to issue 1,500,000,000 shares of par value $0.001, comprising 1,000,000,000 Class A common shares, 250,000,000 Class B preference shares and 250,000,000 Class C common shares.
As of the date of this prospectus, there are 225,000,000 Class A common shares and 5,471,874 Class B preference shares issued and outstanding.
Immediately prior to the completion of this offering, and pursuant to the Amended and Restated Memorandum and Articles of Association, we will be authorized to issue [•] ordinary shares of a par value of US$0.001, and all of our issued and outstanding common shares and preference shares will be converted into and re-designated as ordinary shares of a par value of US$0.001 on a one-for-one basis.
Amended and Restated Memorandum and Articles of Association
Prior to the completion of this offering, our shareholders will conditionally adopt the Amended and Restated Memorandum and Articles of Association, which will become effective immediately prior to the completion of this offering. The Amended and Restated Memorandum and Articles of Association will replace our current memorandum and articles of association in its entirety immediately upon the completion of this offering. The following are summaries of material provisions of the Amended and Restated Memorandum and Articles of Association and the Companies Act.
Share Capital
All of our issued and outstanding ordinary shares are fully paid and non-assessable. The ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determines otherwise, all of our ordinary shares are in uncertificated form. We may not issue shares to the bearer. Pursuant to the Amended and Restated Memorandum and Articles of Association, the Companies Act and the NYSE rules (where applicable), our board of directors is authorized to (i) offer, issue, allot or otherwise dispose of them to such persons, and (ii) grant options over its shares, convertible securities or similar instruments with respect thereto; having conversion or option rights, or obligations in such manner, on such terms and having such rights and being subject to such restrictions, as our board of directors may from time to time determine.
The holders of ordinary shares are entitled to one vote per share on all matters to be voted on by such shareholders.
There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the ordinary shares of the company imposed by foreign law or by the Amended and Restated Memorandum and Articles of Association or other constituent documents of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our ordinary shares have been paid.
Our board of directors are authorized to designate our existing authorized shares into preference shares from time to time in one or more series and to issue them as the board of directors may determine without shareholder approval, to the extent out of available authorized but unissued preference shares, and has the discretion under the Amended and Restated Memorandum and Articles of Association to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, return of capital, redemption rights, restrictions, preferences, privileges and payment obligations as between different classes of shares, and may issue those shares in a series of preference shares, without any further shareholder approval.
Dividends
Shareholders are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution, provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our board of directors. Under the laws of the Cayman Islands, we may pay a dividend out of either profits or our share premium account, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business.
Variation of Rights
If our share capital is divided into more than one class of shares, the rights attached to any such class, may be varied without the consent of the holders of the issued shares of that class where such variation is considered by our directors not to have a material and adverse effect upon rights of such holders; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class or with the approval of a resolution passed by a majority of a two thirds of the votes cast at a separate meeting of the holders of the shares of that class.
Calls and Forfeiture of Shares
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen (14) clear days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remained unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares
We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no shares may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. It is permissible under the Companies Act for a Cayman Islands exempted company to accept the surrender of any fully paid shares for no consideration.
Transfer of Shares
Subject to the NYSE rules and the applicable law, our shareholders may transfer all or any of their shares by an instrument of transfer. Our board of directors may, in its absolute discretion, decline to register any transfer of our ordinary shares that has not been fully paid up, is subject to a company lien, or is issued in conjunction with rights, options or warrants issued pursuant to the Amended and Restated Memorandum and Articles of Association on terms that one cannot be transferred without the other.
Liquidation
On the winding-up of our company, subject to any rights or restrictions for the time being attached to any class of shares, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, holders of our ordinary shares will be entitled to participate in any assets available for distribution in proportion to their shareholdings.

Indemnification of Directors and Executive Officers and Limitation of Liability
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Amended and Restated Memorandum and Articles of Association permit indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default, as determined by a court of competent jurisdiction in a final non-appealable order. In addition, we enter into indemnification agreements with our directors, independent directors and executive officers that will provide such persons with additional indemnification beyond that provided in the Amended and Restated Memorandum and Articles of Association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling our Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Certain Anti-Takeover Provisions
Certain provisions in the Amended and Restated Memorandum and Articles of Association may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the ordinary shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors.
Ordinary Shares
The authorized but unissued ordinary shares will be available for future issuance by our board of directors on such terms as our board of directors may determine, subject to any limitations in the Amended and Restated Memorandum and Articles of Association. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued ordinary shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger, amalgamation, scheme of arrangement or otherwise.
Preference Shares
Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ordinary shares may fall and the voting and other rights of the holders of ordinary shares may be materially adversely affected. Pursuant to the Amended and Restated Memorandum and Articles of Association, preference shares may be issued by our company from time to time, and our board of directors is authorized (without any requirement for further shareholder action) the rights, preferences, privileges and restrictions, including voting rights, dividend rights, return of capital, redemption rights, restrictions, preferences, privileges and payment obligations as between different classes of shares, and our board of directors may issue those shares in series of preference shares, without any further shareholder approval.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in our best interests.
Meetings of Shareholders
As a Cayman Islands exempted company, we are not obliged by law to call annual general meetings. Following home country practice, we may, but shall not be obliged to, hold an annual general meeting.

Shareholder Proposals
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Amended and Restated Memorandum and Articles of Association provide that extraordinary general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten (10) percent of all votes attaching to the issued and outstanding shares of our company at such general meeting in accordance with the notice provisions in the Amended and Restated Memorandum and Articles of Association, specifying the purpose of the meeting and signed by each of the shareholders making the requisition, in which case our board of directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to vote at such meeting. If the directors do not convene such meeting for a date not later than twenty-one (21) clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of (21) twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. The Amended and Restated Memorandum and Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.
Capitalization of Profits and Reserves
Our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our share premium account in accordance with the Companies Act available for distribution by applying such sum in paying up the difference between the nominal value of and the redemption or repurchase price on the redemption or repurchase of our shares, and any other amount as permitted by the Companies Act. However, we shall not be obliged to make any payment to a shareholder in respect of dividend, repurchase redemption or other distribution if the directors are of the view that such payment may result in the breach or violation of any applicable laws or regulations (including, without limitation, any anti-money laundering laws or regulations) or such refusal is required by the laws and regulations governing us or our service providers.
Amendment of Memorandum and Articles
Subject to the Companies Act and as provided in the Amended and Restated Memorandum and Articles of Association, we may by special resolution (i) change our name or (ii) change the provisions of our memorandum with respect to its objects, powers or any other matter specified in the memorandum. We may, subject to the Companies Act and pursuant to the Amended and Restated Memorandum and Articles of Association by special resolution amend its articles of association in whole or in part.
Inspection of Books and Records
Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.
Register of Members
Under the Companies Act, we must keep a register of members and there should be entered therein:
•
the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•
the date on which the name of any person was entered on the register as a member; and

•
the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies

Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the underwriters or the purchasers (or their nominee). Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.
Mergers and Consolidations
We may by a special resolution merge or consolidate with one or more constituent companies (as defined in the Companies Act), upon such terms as our directors may determine.
Directors’ Fiduciary Duties
As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering their discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, and care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and amended articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.
Under statute, our directors are subject to a number of statutory obligations, which provisions prescribe penalties for breach. The most serious of these involves dishonesty or the authorizing of illegal payments and carry both criminal and civil penalties. By way of example, material statutory provisions attracting penalties include where (i) the director willfully authorizes or permits any distribution or dividend in contravention of the Companies Act; (ii) where the director knowingly or willfully authorizes or permits any payment out of capital by a company for a redemption or purchase of its own shares when the company is insolvent; (iii) where there has been a failure to maintain the books of account, minutes of meetings, or the company’s statutory registers of members, beneficial ownership, mortgages and charges, or directors (which includes alternate directors); (iv) where there has been a failure to provide information or access to documents to specified persons as required by the Companies Act; and (v) where the director makes or authorizes a false annual return to the Registrar of Companies.
Transfer Agent and Registrar
                    will act as the transfer agent and registrar for the ordinary shares.
Anti-Money Laundering
If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.
Cayman Islands Data Protection Regime
Our Company is subject to a data protection regime in the Cayman Islands, contained in The Data Protection Act, 2017 and The Data Protection Regulations, 2018 (collectively, the “DPL”). The Office of the Ombudsman of the Cayman Islands (the “Ombudsman”) acts as supervisory authority for the DPL. The DPL provides statutory safeguards for the rights of individuals whose personal information is held and processed in the Cayman Islands or by Cayman Islands entities elsewhere. The DPL imposes obligations on us as a data controller, in respect of any data it collects from which any living individual (a “data subject”) can be identified (“personal data”). Typically, such personal data will be provided to us by potential investors at the time of their subscription, and may relate to individual investors or the officers, controllers and beneficial owners of entity investors. The types of data provided may include an individual’s name, residential address or other contact details, signature, nationality, place and date of birth, tax status, tax ID, bank account details, source of funds and/or source of wealth details.
Our obligations in relation to personal data are set out in eight data-protection principles contained in the DPL. These require our Company to process personal data fairly and securely and not to retain it for longer than necessary or to reuse it for other purposes. Any third-party that processes data on our behalf must agree in writing to act only on our instructions and to keep such data secure.
The DPL gives data subjects certain rights in respect of their personal data. A data subject may require disclosure of its personal data held by or on our behalf and the reasons it is being processed. A data subject may also require us to correct or to stop processing their personal data, again unless certain exemptions apply. Exemptions include, for example, the processing being necessary to comply with applicable laws and regulations. Data subjects have rights to complain to the Ombudsman if they consider that we have not complied with the DPL. The Ombudsman has broad powers to enforce the DPL against us, which could include monetary penalties of up to US$300,000.
Cayman Islands Privacy Notice
All entities formed or registered in the Cayman Islands are subject to the DPL. The DPL imposes certain obligations on us as data controllers in respect of any personal data relating to individuals that is provided to us or to any third-party on our behalf.
We may receive personal data from current and prospective investors (including, for example, personal data on individual directors and beneficial owners or controllers of entities) (“PD”).
The types of PD collected by or on behalf of us on any individual may include their name, residential address or other contact details, signature, nationality, place and date of birth, tax status, tax ID, bank account details, source of funds and/or source of wealth details.
PD is collected by or on behalf of us for the following purposes:
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Compliance with applicable laws and regulations (e.g. anti-money laundering rules requiring verification of identity; and tax transparency reporting under the Foreign Account Tax Compliance Act and Common Reporting Standard);

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Processing subscriptions, transfers and distributions;

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Risk assessment and management; and

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Fulfillment of contractual and other obligations to Investors and other counterparties.

PD is only retained and used by or on behalf of us to the extent reasonably necessary for the purposes stated above. Statutory retention periods may require that PD be retained for a specific period of time after a relationship comes to an end or an incipient relationship is not commenced, and generally it will be prudent for us to retain personal data relating to any relationship until the relevant limitation periods for claims have expired.
PD may be provided by current or prospective shareholders directly to our service provider, such as the transfer agent, or may later be transferred to such service providers by us in connection with their provision of services to us.
We take all reasonable steps to identify and safeguard the physical and electronic security of PD that we hold, or which is held by service providers on our behalf. PD is only received by or transferred to service providers who have provided written confidentiality and security undertakings.
Individuals who believe that their rights under the DPL have been infringed, have a right to complain to the Office of the Cayman Islands Ombudsman (https://ombudsman.ky).

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of certain material U.S. federal income tax considerations to U.S. Holders and Non-U.S. Holders (each as defined below) of the ownership and disposition of Ordinary Shares. This discussion applies only to Ordinary Shares that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).
United States Income Tax Considerations
The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposal of Ordinary Shares. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.
This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:
•
regulated investment companies and real estate investment trusts;

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brokers, dealers or traders in securities;

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traders in securities that elect to mark to market interested party transactions that require shareholder approval;

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tax-exempt organizations or governmental organizations;

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U.S. expatriates and former citizens or long-term residents of the United States;

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persons holding Ordinary Shares as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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persons subject to special tax accounting rules as a result of any item of gross income with respect to Ordinary Shares being taken into account in an applicable financial statement;

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persons that actually or constructively own 5% or more (by vote or value) of the Ordinary Shares;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

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U.S. Holders having a functional currency other than the U.S. dollar;

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persons who hold or received Ordinary Shares pursuant to the exercise of any employee stock option or otherwise as compensation; and

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tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Ordinary Shares that is for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ordinary Shares, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the partner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF ORDINARY SHARES WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF ORDINARY SHARES.
U.S. Holders
Distributions on Ordinary Shares
Subject to the discussions below under “— Passive Foreign Investment Company Rules,” if we make distributions of cash or property on the Ordinary Shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of its current and accumulated earnings and profits(as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. Because we do not expect to provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.
Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that:
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we are neither a PFIC (as discussed below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;

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the U.S. Holder satisfies certain holding period requirements; and

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certain other requirements are met.

U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to Ordinary Shares. Subject to certain exceptions, dividends on Ordinary Shares will constitute foreign source income and generally passive income for foreign tax credit limitation purposes.
Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares
Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Ordinary Shares, as the case may be. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Ordinary Shares generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Ordinary Shares for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.
Passive Foreign Investment Company Rules
The treatment of U.S. Holders of Ordinary Shares could be materially different from that described above, if we are treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock. For purposes of determining PFIC status, (i) cash and cash equivalents are generally passive assets, (ii) absent specific guidance as to the treatment of cryptocurrency, cryptocurrency likely is a passive asset, and (iii) the value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable.
However, whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, our market value and the market value of our subsidiaries’ shares and assets. Changes in the composition of our income or asset may cause us to be or become a PFIC for the current or subsequent taxable years. In addition, whether we are treated as a PFIC for U.S. federal income tax purposes is determined annually after the close of each taxable year and, thus, is subject to significant uncertainty. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. Accordingly, there can be no assurances that we will not be treated as a PFIC for the current taxable year or in any future taxable year.
Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder owns Ordinary Shares, we would continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election` under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Ordinary Shares at their fair market value on the last day of the last taxable year in which we are classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.
For each taxable year that we are treated as a PFIC with respect to a U.S. Holder’s Ordinary Shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its Ordinary Shares (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Ordinary Shares will be treated as excess distributions. Under these special tax rules:
•
the excess distribution or gain will be allocated ratably over the Ordinary Shares held by the U.S. Holder;

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the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital gains, even though the U.S. Holder holds the Ordinary Shares as capital assets.
Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
If we are a PFIC, a U.S. Holder of Ordinary Shares may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its Ordinary Shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Because we do not intend to provide such information, however, the QEF Election will not be available to U.S. Holders with respect to Ordinary Shares.
Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its Ordinary Shares to elect out of the Excess Distribution Rules discussed above if we are treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its Ordinary Shares, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Ordinary Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Ordinary Shares previously included in income. A U.S. Holder’s basis in the Ordinary Shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “— Distributions on Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Ordinary Shares, which are expected to be listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Ordinary Shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for us.
If a U.S. Holder does not make a mark-to-market election (or a QEF election) effective from the first taxable year of a U.S. Holder’s holding period for the Ordinary Shares in which we are a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the Ordinary Shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if we are a PFIC.
U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.
Non-U.S. Holders
The section applies to Non-U.S. Holders of Ordinary Shares. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Ordinary Shares that is not a U.S. Holder, including:
•
a nonresident alien individual, other than certain former citizens and residents of the United States;

•
a foreign corporation; or

•
a foreign estate or trust.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares to Non-U.S. Holders
Any (i) distributions of cash or property paid to a Non-U.S. Holders in respect of Ordinary Shares or (ii) gain realized upon the sale or other taxable disposition of Ordinary Shares generally will not be subject to U.S. federal income taxation unless:
•
the gain or distribution is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or

•
in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
Non-U.S. Holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Information reporting requirements may apply to distributions received by U.S. Holders of Ordinary Shares, and the proceeds received on sale or other taxable the disposition of Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any distributions with respect to Ordinary Shares and proceeds from the sale, exchange, redemption or other disposition of Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Information returns may be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s Ordinary Shares, unless the

Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Distributions paid with respect to Ordinary Shares and proceeds from the sale of other disposition of Ordinary Shares received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.
THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF ORDINARY SHARES WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF ORDINARY SHARES.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom           [is/are] acting as representative[s] (the “Representatives”), have severally agreed to purchase, and we have agreed to sell to them, the number of Ordinary Shares indicated below:
Name	Number of Ordinary Shares
[•]
[•]	[•]
Total:	[•]
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Ordinary Shares by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the underwriters’ option to purchase additional Ordinary Shares described below.
The underwriters initially propose to offer part of the Ordinary Shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$     per Ordinary Share under the public offering price. After the initial offering of the Ordinary Shares, the offering price and other selling terms may from time to time be varied by the representative. The offering of the Ordinary Shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We have granted the underwriters an option for a period of 30 days from the date of this prospectus, to purchase up to           additional Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Ordinary Shares listed next to the names of all underwriters in the preceding table.
Commissions and Discounts
The following table shows the per Ordinary Share and total public offering price, underwriting discounts and commissions to be paid to the underwriters by us, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional Ordinary Shares.
	Per Ordinary Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $           . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of Ordinary Shares offered by them.

Listing
We intend to apply to have the Ordinary Shares listed on the NYSE under the trading symbol “[•]”.
Lock-Up Agreements
In connection with this offering, we and all directors and executive officers and certain of our existing shareholders that together hold approximately    % of our outstanding ordinary shares have entered into lock-up agreements providing that, without the prior written consent of the Representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during that period ending 180 days after the date of this prospectus (the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares;

•
file any registration statement with the Securities and Exchange Commission relating to the offering of any Ordinary Shares, or any securities convertible into or exercisable or exchangeable for Ordinary Shares; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares;

whether any such transaction described above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the Representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares.
The restrictions described in the immediately preceding paragraph do not apply to:
•
the sale of Ordinary Shares to the underwriters;

•
the grant or issuance by us of equity awards pursuant to the Omnibus Incentive Plan or any other plan described in this prospectus;

•
the filing of a registration statement on Form S-8 (or equivalent form) in connection with an employee stock compensation plan or agreement described in this prospectus; or

•
facilitating the establishment of a trading plan on behalf of a shareholder, executive officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Ordinary Shares, provided that (i) such plan does not provide for the transfer of Ordinary Shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Ordinary Shares may be made under such plan during the restricted period.

•
With respect to the lock-up agreements that have been entered into by our directors, executive officers, and shareholders, the restrictions described in the immediately preceding paragraph do not apply to:

(a)
transactions relating to Ordinary Shares or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Ordinary Shares or other securities acquired in such open market transactions;

(b)
transfers of Ordinary Shares or any security convertible into Ordinary Shares (i) as a bona fide gift, (ii) as a result of operation of law through estate, other testamentary document or intestate succession or (iii) to any immediate family member of the lock-up signatory or any trust for the direct or indirect benefit of the lock-up signatory or any immediate family member of the lock-up signatory (for purposes of this agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more than first cousin); or
(c)
distributions of Ordinary Shares or any security convertible into Ordinary Shares to limited partners or stockholders of the lock-up signatory; or

(d)
facilitating the establishment of a trading plan on behalf of a shareholder, executive officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Ordinary Shares; or

(e)
the exercise of stock options to purchase Ordinary Shares or the receipt (or deemed receipt) of any Ordinary Shares or other securities upon the grant or vesting of any equity-based awards, and any related transfer of Ordinary Shares to the Company that is (i) deemed to occur upon the “cashless” or “net” exercise of such stock options or equity-based awards or (ii) for the purpose of paying taxes (including estimated taxes) due as a result of the exercise or receipt (or deemed receipt) of such Ordinary Shares or other securities, provided that (1) in the case of any transfer or distribution pursuant to clauses (b) or (c), (i) each donee or distributee shall sign and deliver a lock-up agreement; (2) that in the case of clause (d), (i) such plan does not provide for the transfer of Ordinary Shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up signatory or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer may be made under such plan during the restricted period; (3) that in the case of clause (e), any such Ordinary Shares received upon such exercise shall be subject to the terms of the lock-up agreement; (4) that in the case of clauses (b?) and (d?), no filing under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be voluntarily made in connection with such transaction during the restricted period and (5) that in the case of clause (e?) such securities will remain subject to the lock-up before and after any such transfer.
The Representatives, in their sole discretion, may release the Ordinary Shares and other securities subject to the lock-up agreements described above in whole or in part at any time; provided that, if the shareholder is one of our executive officers or directors, the Representatives will notify us of the impending release or waiver at least three business days before the release or waiver, and we have agreed to announce the impending release or waiver at least two business days before the effective date of the release or waiver.
Price Stabilization, Short Positions and Penalty Bids
In order to facilitate the offering of the Ordinary Shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Ordinary Shares. Specifically, the underwriters may sell more Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the underwriters under the option to purchase additional Ordinary Shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The underwriters may also sell Ordinary Shares in excess of the option to purchase additional Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Ordinary Shares in the open market to stabilize the price of the Ordinary Shares.
The underwriters may also engage in other activities that stabilize, maintain or otherwise affect the price of the Ordinary Shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may raise or maintain the market price of the Ordinary Shares above independent market levels or prevent or retard a decline in the market price of the Ordinary Shares. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in respect of those liabilities.
Electronic Distribution
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of Ordinary Shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were the information set forth in this prospectus and otherwise available to the representatives, an assessment of our management, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded common stock of generally comparable companies, our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our Ordinary Shares or that such shares will trade in the public market at or above the initial public offering price.

EXPENSES OF THE REGISTRATION
The following table sets forth all expenses payable by us in connection with this registration. All the amounts shown are estimates except for the SEC registration fee and the listing fee.
SEC registration fee	$	*
Listing fee		*
Printing costs		*
Auditors’ fees		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Other advisers’ fees		*
Miscellaneous fees and expenses		*
Total	$	*

*
To be included by amendment.

ENFORCEABILITY OF CIVIL LIABILITY IN THE CAYMAN ISLANDS
We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Service of process upon us may be difficult to obtain within the United States.
We have been advised by Carey Olsen Hong Kong LLP, our Cayman Islands legal counsel, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against our judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. We have been advised by our Cayman Islands legal counsel that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in the nature of taxes, a fine, or a penalty; (v) was not inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud, and (vi) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, there is uncertainty with regard to Cayman Islands law on whether judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State will be determined by the courts of the Cayman Islands penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. Because such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws has not yet been made by a court of the Cayman Islands, it is uncertain whether such judgments would be enforceable in the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

ENFORCEABILITY OF CIVIL LIABILITY IN HONG KONG
We currently have, and will continue to have, operations in Hong Kong through our Hong Kong Subsidiaries.
Service of process upon these Hong Kong-based entities may be difficult to obtain within the United States. There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against these Hong Kong-based entities predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against these Hong Kong-based entities predicated upon the securities laws of the United States or any state in the United States.
A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.
Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.
Certain of our directors in the future may be based in Hong Kong. As a result of all the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or members of the board of directors, than they would as public shareholders of a U.S. company.

LEGAL MATTERS
Our principal legal advisers in the United States are Morgan, Lewis & Bockius LLP, located at 101 Park Avenue, New York, NY 10178. The validity of the Ordinary Shares and other matters governed by the Cayman Islands laws will be passed upon for us by Carey Olsen Hong Kong LLP.
EXPERTS
The consolidated financial statements of Bullish as of December 31, 2022 and December 31, 2023, and for the fiscal years ended December 31, 2021 and, 2022 and 2023 appearing in this prospectus and Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
This prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information, we refer you to the Registration Statement and the exhibits and schedules filed as part of the Registration Statement. If a document has been filed as an exhibit to the Registration Statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Immediately upon completion of this listing, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. We are allowed four months to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from U.S. domestic issuers. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently as companies that are not foreign private issuers whose securities are registered under the Exchange Act. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders, and our senior management, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.
As a foreign private issuer, we also are exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, and at the same time, as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.
The SEC maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. These periodic reports and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.Bullish.com. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase shares of our ordinary shares.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Bullish
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Bullish (the “Company”) as of December 31, 2023 and 2022 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance auditing standards generally accepted in the United States of America (“generally accepted auditing standards”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Digital assets held — inventories, Digital assets held — financial assets, and Safeguarding Digital Assets — Refer to Notes 2, 3, 13, and 27
Critical Audit Matter Description
The Company holds its own digital assets as well as those held on behalf of customers in digital wallets managed by the Company and third-party custodians. The Company’s rights to its digital assets and safeguarded digital assets on behalf of its customers require the Company to use complex processes and systems to access and transact digital assets. We identified the Company’s use of complex processes and systems to access and transact its own digital assets and digital assets held on behalf of its customers as a critical audit matter because the underlying processes and systems are complex. This required an increased extent of effort, and significant involvement of more experienced engagement team members.
How the Critical Audit Matter Was Addressed in the Audit:
Our audit procedures related to digital assets and the Company’s rights and obligations to those digital assets include the following, among others:
•
We obtained evidence of management’s ability to access and transact assets held in digital wallets through observing the movement of selected digital assets using proprietary audit tools that independently obtain information from public blockchains. We also obtained an understanding of the relevant internal controls implemented by the Company.

•
We independently obtained confirmation from third-party custodians.

•
We evaluated the reliability of audit evidence obtained from public blockchains.

•
We involved experienced engagement team members in testing the design and implementation of controls within the Company’s private key management process including controls related to access, key generation, and segregation of duties across the processes.

•
We obtained, read, and evaluated Service Organization Controls 1 and 2 reports for relevant controls at the third-party custodians. In addition, we tested relevant complementary user entity controls for design and implementation effectiveness.

/s/ Deloitte & Touche LLP
San Francisco, California
August 30, 2024
We have served as the Company’s auditor since 2020.

BULLISH
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(In US$ thousands, except per share data)
		2023	2022	2021
	Notes
Digital assets sales	5	116,492,159	72,890,186	1,321,553
Cost of digital assets derecognized	6	(116,419,218)	(72,797,297)	(1,321,272)
Other revenues	7	19,012	5,090	1,523
Change in fair value of digital assets held, net	8	1,351,832	(4,044,293)	(1,043,758)
Net spread related income and change in fair value of perpetual futures		(654)	—	—
Administrative expenses	9	(104,211)	(122,755)	(205,687)
Other expenses	10	(34,465)	(52,889)	(26,508)
Finance expense	11	(2,983)	(6,094)	(35)
Amortization of convertible redeemable preference shares	21	—	(116,632)	(126,800)
Income/(loss) before income tax		1,301,472	(4,244,684)	(1,400,984)
Income tax expense	11(b)	(1,457)	(1,200)	(263)
Net income/(loss)		1,300,015	(4,245,884)	(1,401,247)
Other comprehensive income
Items that will not be subsequently reclassified to profit or loss and other comprehensive income:
Revaluation of digital assets		—	—	3,825,560
Total comprehensive income/(loss)		1,300,015	(4,245,884)	2,424,313
Net income/(loss) attributable to:
Owners of the Group		1,299,167	(4,245,884)	2,424,313
Non-controlling interests		848	—	—
Net income/(loss)		1,300,015	(4,245,884)	2,424,313
Weighted average number of ordinary shares for the purposes of basic and diluted loss per share
Basic	29	225,000	225,000	225,000
Diluted	29	244,369	225,000	225,000
Earnings / (Loss) per share
Basic	29	5.77	(18.87)	(6.23)
Diluted	29	5.32	(18.87)	(6.23)
The notes on pages F-10 to F-73 are an integral part of these consolidated financial statements.

BULLISH
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2022
(In US$ thousands)
		2023	2022
	Notes
ASSETS
Non-current assets
Goodwill	4	40,235	—
Other intangible assets	14	34,936	1,336
Property and equipment and right-of-use assets	15	13,858	17,321
Deferred tax assets	18	3,698	5,178
Other assets	16	2,152	952
Restricted cash	19	3,768	3,768
Total non-current assets		98,647	28,555
Current assets
Digital assets held – inventories	13	1,289,346	1,658,274
Digital assets held – financial assets	13	253,663	28,894
Digital assets held – loan receivable	13	17,696	83,592
Safeguarding digital assets		117,553	133,012
Investments in financial assets		1,103	—
Other assets	16	16,306	10,609
Customer segregated cash		62	66,084
Restricted cash	19	14,795	13,493
Cash and cash equivalents	20	112,901	1,383,577
Total current assets		1,823,425	3,377,535
Total assets		1,922,072	3,406,090
LIABILITIES
Non-current liabilities
Borrowings from shareholders	23	422,750	—
Convertible redeemable preference shares	21	47,879	—
Digital assets loan payable	24	6,164	—
Lease liabilities		7,669	10,906
Other liabilities		—	145
Deferred tax liabilities	18	25	42
Total non-current liabilities		484,487	11,093
The notes on pages F-10 to F-73 are an integral part of these consolidated financial statements.

BULLISH
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2022
(In US$ thousands)
		2023	2022
	Notes
Current liabilities
Convertible redeemable preference shares	21	—	1,282,956
Payable to customers in AMMI service and spot account – cash		62	66,084
Safeguarding digital asset liabilities		117,553	133,012
Lease liabilities		3,818	3,222
Other payables	22	33,706	26,887
Other liabilities		152	—
Total current liabilities		155,291	1,512,161
Total liabilities		639,778	1,523,254
Net assets		1,282,294	1,882,836
EQUITY
Share capital and share premium	25	3,787,108	3,787,108
Option premium on convertible redeemable preference shares		18,399	245,802
Share-based payment reserves		68,757	62,584
Deemed contribution from shareholder		73,979	—
Accumulated deficit		(2,666,797)	(2,212,658)
Total shareholders’ equity attributable to the owners of the Group		1,281,446	1,882,836
Non-controlling interests		848	—
Total equity		1,282,294	1,882,836
The notes on pages F-10 to F-73 are an integral part of these consolidated financial statements.

BULLISH
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(In US$ thousands)
	Share capital	Share premium	Option premium on convertible redeemable preference shares	Share- based payment reserves	Fair value reserves	Other reserves	Accumulated surplus/ (deficit)	Total equity attributable to the owners of the Group	Non- controlling interests	Total equity
As of January 1, 2021	225	3,786,912	244,567	—	—	—	(19,837)	4,011,867	—	4,011,867
Net loss	—	—	—	—	—	—	(1,401,247)	(1,401,247)	—	(1,401,247)
Revaluation of digital assets	—	—	—	—	3,825,560	—	—	3,825,560	—	3,825,560
Total comprehensive income	—	—	—	—	3,825,560	—	(1,401,247)	2,424,313	—	2,424,313
Transaction costs	—	(285)	—	—	—	—	—	(285)	—	(285)
Issuance of share capital	—	256	—	—	—	—	—	256	—	256
Recognition of equity component of convertible redeemable preference shares	—	—	1,235	—	—	—	—	1,235	—	1,235
Equity settled share-based payments	—	—	—	44,795	—	—	—	44,795	—	44,795
Transfer of revaluation gain of digital assets upon classification of inventories	—	—	—	—	(3,825,560)	—	3,825,560	—	—	—
Dividend declared and approved during the year	—	—	—	—	—	—	(371,250)	(371,250)	—	(371,250)
As of December 31, 2021 and January 1, 2022	225	3,786,883	245,802	44,795	—	—	2,033,226	6,110,931	—	6,110,931
Net loss	—	—	—	—	—	—	(4,245,884)	(4,245,884)	—	(4,245,884)
Total comprehensive loss	—	—	—	—	—	—	(4,245,884)	(4,245,884)	—	(4,245,884)
Equity settled share-based payments	—	—	—	17,789	—	—	—	17,789	—	17,789
As of December 31, 2022 and January 1, 2023	225	3,786,883	245,802	62,584	—	—	(2,212,658)	1,882,836	—	1,882,836
Net income	—	—	—	—	—	—	1,299,167	1,299,167	848	1,300,015
Total comprehensive income	—	—	—	—	—	—	1,299,167	1,299,167	848	1,300,015
Redemption of convertible redeemable preference shares	—	—	(227,403)	—	—	—	227,403	—	—	—
Equity settled share-based payments	—	—	—	6,173	—	—	—	6,173	—	6,173
Deemed contribution from shareholder	—	—	—	—	—	73,979	—	73,979	—	73,979
Dividend declared and approved during the year	—	—	—	—	—	—	(1,980,709)	(1,980,709)	—	(1,980,709)
As of December 31, 2023	225	3,786,883	18,399	68,757	—	73,979	(2,666,797)	1,281,446	848	1,282,294
The notes on pages F-10 to F-73 are an integral part of these consolidated financial statements.

BULLISH
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(In US$ thousands)
		2023	2022	2021
	Notes
Cash flows from operating activities
Net income/(loss)		1,300,015	(4,245,884)	(1,401,247)
Adjustments for:
Interest income		(12,046)	(4,904)	(1,511)
Loan interest expense	11	2,174	5,435	—
Lease interest expense	11	809	659	35
Net foreign exchange loss		123	26	49
Amortization of convertible redeemable preference shares	21	—	116,632	126,800
Share-based payments expenses	30	6,173	17,789	44,795
Depreciation of property and equipment and right-of-use assets	15	5,423	3,601	471
Gain/(Loss) from revaluation of digital assets and other financial instruments at FVTPL, net	7	(1,354,190)	4,044,293	1,043,758
Loss from disposal of property and equipment		—	37	12
Operating cash flows before changes in operating assets and liabilities		(51,519)	(62,316)	(186,838)
Increase in other assets		(2,869)	(5,657)	(5,703)
Decrease/(increase) in deferred tax assets		1,480	(3,355)	(1,823)
Decrease in digital assets held – inventories		139,187	326,795	57,722
(Increase)/decrease in digital assets held – financial assets		(224,769)	52,539	(81,428)
Decrease/(increase) in digital assets held – loan receivable		65,896	(83,592)	—
Decrease in digital assets held – customer segregated inventories		—	19	(19)
Increase/(decrease) in other payables		96	(66,852)	63,546
(Decrease)/increase in payable to customers in AMMI service and spot account – cash		(66,022)	32,513	33,571
Decrease in payable to customers in AMMI service account – digital assets		—	(9)	9
Decrease in payable to customers in margin account – cash and digital assets		—	(3)	3
(Decrease)/increase in deferred tax liabilities		(17)	28	14
Interest received		11,869	4,815	1,511
Net cash (used in)/provided by operating activities		(126,668)	194,925	(119,435)
Cash flows from investing activities
Proceeds on disposal of digital assets held – intangible assets		—	—	1,835,738
Purchase of digital assets held – intangible assets		—	—	(332,224)
Cash acquired through acquisition of subsidiary, net of cash paid	4	1,290	—	—
Cash received from investment in financial assets, net of cash paid		3,568	—	—
Purchase of property and equipment	15	(966)	(1,286)	—
Proceeds on disposal of property and equipment	15	32	—	(2,086)
Net cash provided by/(used in) investing activities		3,924	(1,286)	1,501,428
The notes on pages F-10 to F-73 are an integral part of these consolidated financial statements.

BULLISH
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(In US$ thousands)
		2023	2022	2021
Cash flows from financing activities	Notes
Payment of transaction costs related to issuance of Class A common shares		—	—	(285)
Proceeds from issuance of convertible redeemable preference shares		—	—	152,000
Repayment of convertible redeemable preference shares	21,31	(714,565)	—	(120,620)
Dividends paid	32	(534,644)	—	(371,250)
Interest paid	11	(2,983)	(5,435)	(35)
Proceeds from borrowings		43,000	225,000	—
Repayment of borrowings		—	(225,000)	—
Repayment on lease liabilities		(3,460)	(2,297)	(165)
Net cash (used in)/provided by financing activities		(1,212,652)	(7,732)	(340,355)
Net (decrease)/increase in cash and cash equivalents, customer segregated cash and restricted cash		(1,335,396)	185,907	1,041,638
Cash and cash equivalents, customer segregated cash and restricted cash at beginning of the year		1,466,922	1,281,015	239,377
Cash and cash equivalents, customer segregated cash and restricted cash at end of the year		131,526	1,466,922	1,281,015
Cash and cash equivalents, customer segregated cash and restricted cash consisted of the following:
Customer segregated cash		62	66,084	33,564
Restricted cash	19	18,563	17,261	12,677
Cash and cash equivalents	20	112,901	1,383,577	1,234,774
Total cash and cash equivalents, customer segregated cash and restricted cash		131,526	1,466,922	1,281,015
The notes on pages F-10 to F-73 are an integral part of these consolidated financial statements.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1   General information
Bullish (the “Company”) is an exempted company incorporated and domiciled in the Cayman Islands with limited liability and has its registered office in the Cayman Islands. The Company is majority owned by Block.one, an exempted company incorporated and domiciled in the Cayman Islands with limited liability and has its address of the registered office in the P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The Company and its subsidiaries are collectively referred to as “the Group”.
The principal activity of the Group is operating a digital asset exchange (which commenced operations in November 2021). The consolidated financial statements are presented in United States dollars (“US$”), which is the same as the functional currency of the Group.
The Company’s wholly-owned subsidiary, Bullish (GI) Limited, was established to launch a new blockchain-based digital assets trading platform designed to combine the performance, user privacy, and compliance offered by central limit order book technology with the vertically integrated user benefits of decentralized finance (DeFi) market architecture.
Bullish (GI) Limited was incorporated in Gibraltar on April 2, 2020 and operates a digital asset trading platform (the “Exchange”) . It was incorporated as a wholly-owned subsidiary of Block.one and its shares were contributed to Bullish Global on December 31, 2020. The Exchange is regulated by the Gibraltar Financial Services Commission (“GFSC”), under its crypto-specific Distributed Ledger Technology (“DLT”) Regulatory Framework. In February 2024, the Group has submitted a license application for virtual asset trading platform (“VATP”), securities dealer and trading platform (Type 1 & 7) with the Hong Kong Securities and Futures Commission. In Germany, the Group applied for a principal brokerage, proprietary trading and crypto custody licenses with The Federal Financial Supervisory Authority (“BaFin”) in May 2023. The Group is also applying for Money Transmission Licenses in various U.S. states and a BitLicense with the New York State Department of Financial Services (“NYDFS”)”.
On November 17, 2023, the Group completed the acquisition of CoinDesk Inc. (“CoinDesk”) for total consideration of US$72.6 million. See Note 4 Significant merger and acquisitions for details.
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources to an individual segment and in assessing performance. For the Group, the Chief Executive Officer (CEO) serves as the CODM. The CODM reviews financial information presented on a global consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Group has determined that it operates as one operating segment and one reportable segment.
2   Summary of principal accounting policies
The accounting policies have been consistently applied to the current and prior financial year presented, as are the methods of computation, unless otherwise stated below.
2.1 Basis of preparation
(i)
Internal reorganization

In April and May 2023, the Group underwent an internal reorganization where the Company became the parent company, holding 100% equity in Bullish Global. The restructuring qualifies as a transaction of entities under common control. Accordingly, the consolidated financial statements of the Company reflect the recognition of the assets and liabilities of the Bullish Group at their carrying amounts as previously reported in the Group’s consolidated financial statements. Therefore, the Company is considered Bullish Global’s successor for accounting purposes, and Bullish Global’s consolidated financial statements for prior periods are the Company’s historical consolidated financial statements presented herein.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.1 Basis of preparation (continued)
(ii)
Compliance with IFRS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).
During 2023, the Group elected to change its presentation of the Group’s consolidated statement of profit or loss and other comprehensive income. Certain prior period amounts related to the 2022 and 2021 consolidated financial statements have been reclassified in order to conform with the current period presentation.
(iii)
New standard and amendments to standards which are effective for the current year

In the current year, the Group has applied a number of amendments to IFRS Accounting Standards issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after 1 January 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements — Disclosure of Accounting Policies
The Group has adopted the amendments to IAS 1 for the first time in the current year. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.
The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.
The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.
The adoption of this amendment has not had any material impact on the disclosures or on the amounts reported in these financial statements.
Amendments to IAS 12 Income Taxes — Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The Group has adopted the amendments to IAS 12 for the first time in the current year. The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting profit nor taxable profit.
Following the amendments to IAS 12, an entity is required to recognize the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.1 Basis of preparation (continued)
(iii)
New standard and amendments to standards which are effective for the current year (continued)

The adoption of this amendment has not had any material impact on the disclosures or on the amounts reported in these financial statements.
Amendments to IAS 12 Income Taxes — International Tax Reform — Pillar Two Model Rules
The Group has adopted the amendments to IAS 12 for the first time in the current year. The IASB amends the scope of IAS 12 to clarify that the Standard applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top up taxes described in those rules.
The amendments introduce a temporary exception to the accounting requirements for deferred taxes in IAS 12, so that an entity would neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.
Following the amendments, the Group has applied the exception which is effective immediately and applies retrospectively. As no new legislation to implement the top-up tax was enacted or substantively enacted as of December 31, 2022 in any jurisdiction in which the Group operates and no related deferred tax was recognized as of that date, the retrospective application has not had any material impact on the disclosures or on the amounts reported in these financial statements.
The Group continued to assess the impact of the Pillar Two income taxes legislation on its future financial performance.
Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors — Definition of Accounting Estimates
The Group has adopted the amendments to IAS 8 for the first time in the current year. The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted.
The adoption of this amendment has not had any material impact on the disclosures or on the amounts reported in these financial statements.
(iv)
New standard and amendments to standards which are not yet effective

The Group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. The Group is in the process of reviewing the effects of applying the amendments on the financial statements, and do not expect that the adoption of the standards listed above will have a material impact on the consolidated financial statements of the Group in future periods.
Amendments to IFRS 18 Presentation and Disclosure in Financial Statements
The International Accounting Standards Board (IASB) has published its new standard IFRS 18 ‘Presentation and Disclosures in Financial Statements’ that will replace IAS 1 ‘Presentation of Financial Statements’. The new standard is the result of the so-called primary financial statements project, aims at improving how entities communicate in their financial statements and will be effective for annual periods beginning on or after 1 January 2027.
IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027. The standard is applied retrospectively, with specific transition provisions, and early adoption is permitted.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.1 Basis of preparation (continued)
(iv)
New standard and amendments to standards which are not yet effective (continued)

Amendments to IAS 1 Presentation of Financial Statements — Classification of Liabilities as Current or Non-current
The amendments to IAS 1 published in January 2020 affect only the presentation of liabilities as current or non-current in the balance sheet and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.
The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.
The amendments are applied retrospectively for annual periods beginning on or after 1 January 2024, with early application permitted.
Amendments to IAS 1 Presentation of Financial Statements — Non-current Liabilities with Covenants
The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g. a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date).
The IASB also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.
The amendments are applied retrospectively for annual reporting periods beginning on or after 1 January 2024. Earlier application of the amendments is permitted.
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures — Supplier Finance Arrangements
The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, IFRS 7 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.
The term ‘supplier finance arrangements’ is not defined. Instead, the amendments describe the characteristics of an arrangement for which an entity would be required to provide the information.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.1 Basis of preparation (continued)
(iv)
New standard and amendments to standards which are not yet effective (continued)

To meet the disclosure objective, an entity will be required to disclose in aggregate for its supplier finance arrangements:
•
The terms and conditions of the arrangements

•
The carrying amount, and associated line items presented in the entity’s balance sheet, of the liabilities that are part of the arrangements

•
The carrying amount, and associated line items for which the suppliers have already received payment from the finance providers

•
Ranges of payment due dates for both those financial liabilities that are part of a supplier finance arrangement and comparable trade payables that are not part of a supplier finance arrangement

•
Liquidity risk information

The amendments, which contain specific transition reliefs for the first annual reporting period in which an entity applies the amendments, are applicable for annual reporting periods beginning on or after 1 January 2024. Earlier application is permitted.
2.2 Principles of consolidation and equity accounting
(i)
Basis of accounting

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain assets that are measured at revalued amounts or fair values at the end of each reporting period. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants take into account when pricing the asset or liability at the measurement date.
(ii)
Going Concern

The directors have, at the time of approving the financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements.
(iii)
Basis of consolidation

The consolidated financial statements for December 31, 2021, 2022 and 2023 incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved when the Group:
•
has the power over the investee;

•
is exposed, or has rights, to variable returns from its involvement with the investee; and

•
has the ability to use its power to affects its returns.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.2 Principles of consolidation and equity accounting (continued)
(iii)
Basis of consolidation (continued)

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
Consolidation of a subsidiary begins when the company obtains control over the subsidiary and ceases when the company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the company gains control until the date when the company ceases to control the subsidiary.
Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies.
All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.
Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value.
Profit or loss and each component of other comprehensive income are attributed to the owners of the Group and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.
2.3 Business combinations and restructuring
Business combination
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred. At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date.
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.
Goodwill
Goodwill is initially recognized and measured as set out above.
Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units)

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.3 Business combinations and restructuring (continued)
expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.
On disposal of a cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.
2.4 Revenue recognition
The Exchange generates revenue through transaction fees charged on the platform for digital asset matching services (“Peer-to-Peer trades”) and for trading of digital assets through the Automated Market Marking Instructions (“AMMI trades”).
Spot / AMMI transaction
Peer-to-Peer Trades — Transaction fees
On peer-to-peer trades, the Exchange provides a digital asset matching service and facilitates the ability for a customer to purchase or sell digital assets from or to another customer on the Exchange.
The Exchange performs these services on behalf of customers and it does not control the digital asset being provided before it is transferred to the buyer, does not have inventory risk related to the digital asset, and is not responsible for the fulfilment of the digital assets. The Exchange also does not set the price for the digital asset as the price is set by customers of the Exchange (including the Automated Market Markers, “AMM”). The Exchange’s digital asset matching service represents a single performance obligation. As a result, the Exchange acts as an agent in facilitating the ability for a customer to purchase or sell digital assets from another customer in accordance with IFRS 15 and presents revenue for the transaction fees charged on a net basis.
The Exchange considers its performance obligation satisfied, and recognizes revenue, at the point in time the transaction is processed. Contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided.
The Exchange charges a fee at the transaction level. The transaction price, represented by the trading fee, is calculated based on volume and may vary depending on payment type and the value of the transaction. The transaction fee is collected from the customer at the time the transaction is executed. In certain instances, the transaction fee can be collected in digital assets, with revenue measured based on the amount of digital assets received and the fair value of the digital assets at the time of the transaction. The Exchange sets the fee rates, which may differ between trading pairs according to whether the customer is a maker (adding to the order book) or taker, and rules as to the priority in which orders are filled from existing liquidity.
AMMI Trades — Sales of digital assets by the AMMI to customers
The Exchange earns a spread when customers trade assets against the Exchange’s AMM. The order price for the assets under the AMMI is generated by the pricing algorithms developed by the Group, and the Exchange earns a spread which is included in the quoted price as a market-making fee. The spread comprises (i) a fixed base spread and (ii) a variable dislocation spread that is determined algorithmically. The dislocation spread generally increases at times of higher volatility of the relevant trading pair.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.4 Revenue recognition (continued)
As these transactions occur against the Exchange’s AMM using the Group’s automated market making algorithm, the Exchange determined that in these transactions the Exchange controls the digital asset being provided before it is transferred to the buyer, has inventory risk related to the digital asset, and is responsible for the fulfilment of the digital asset. The Exchange’s proprietary automated market-marking algorithm sets the price at which the Exchange transacts. As a result, the Exchange acts as a principal in these transactions in accordance with IFRS 15.
When the AMMI sells digital assets to spot or margin customers, revenue generated is presented on a gross basis. The Group, upon completion of the transaction, recognizes revenue under “Digital asset sales on the Exchange” in Note 5.
As described in Note 2.9 below, the digital assets under the AMMI are accounted for as inventories under IAS 2 and measured at fair value, with change in fair value recognized in the consolidated statement of profit or loss. Therefore, the cost of digital assets derecognized from the AMMI represents the fair value of digital assets at the time it is sold and is presented under “Cost of digital asset derecognized on the Exchange” in Note 6 below. The exchange digital asset sales less cost of digital assets derecognized effectively represents the trading spread earned from AMMI transaction services when assets of the AMMI are sold to a spot or margin customer.
The transaction price represented by the fair value of consideration received may vary depending on the payment type. When the transaction price is denominated in digital assets, the Exchange measures revenue based on the amount and fair value of digital assets received at the time of the transaction.
AMMI Trades — Purchase of digital assets by the AMMI from customers
For customers’ sales of digital assets to the AMMI i.e. purchase of digital assets by the AMMI, because the transaction price reflects a trading spread, the Group records the spread as a positive change to the fair value of the digital assets in the consolidated statement of profit or loss. The transaction price is remeasured at fair value with the changes to fair value included within the “Change of fair value of digital assets and other revenue” under the “Change in fair value of digital assets held, net” in the consolidated statement of profit and loss.
Accounting for fees to AMM
The Exchange pays a portion of fees from peer-to-peer trades, spreads from AMMI trades, and margin interest on digital assets loans into the relevant AMMI thereby sharing the economics with other participants to the AMMI. The Group applies the principles applicable for payments to customers under IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) in determining that the payment is for a distinct AMMI service provided by AMM and accordingly should not be presented as a reduction of revenue but separately presented as an expense (with any portion payable to the Bullish Group eliminated on consolidation. The payments to AMM representing their portion of fees from peer-to-peer trades, spreads from AMMI trades, and margin interest on loans, will be presented as part of the other expenses under “Other expenses”.
Margin lending
Recognition of margin interest
The Exchange charges interest on outstanding loan amounts on an hourly basis and applies the effective interest rate method under IFRS 9 Financial Instruments (“IFRS 9”) for cash loans. For loans made in digital assets, on the basis that digital assets are not financial instruments and does not qualify as a lease. The Group considers the margin interest is similar to usage fee which is charged and recognized based on the notional

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.4 Revenue recognition (continued)
value of the digital asset loan receivable and its duration. Interest of digital asset loan receivable is presented as part of “change in fair value of digital assets and other revenue” under “Income from digital asset lending”.
Perpetual contracts transaction
Perpetual market fees charged by the Exchange are based on the notional value of filled orders.
The Group provides a service to match or fulfill the customers’ orders to trade perpetuals. The customer terms of service (the contracts with customers) are usually open-ended and can be terminated by either party without a termination penalty.
When the Group fulfills the customers’ order, the Funding Amount for perpetual contracts depends on the funding rate, the contract’s Notional Value, and whether the position is long or short. The Funding Amount acts as a transaction cost and is calculated hourly, payable or receivable upon settlement.
Perpetual contracts are regarded as principal transactions. Consequently, any funding income or expense and fair value changes of these contracts are recorded in the ‘Other revenues’ section of the consolidated statement of profit or loss and other comprehensive income, under the ‘Net spread related income and change in fair value of perpetual futures’ line.
Stablecoin revenue and other rewards
As a platform facilitating digital asset transactions, the Group’s revenue includes stablecoin revenue and rewards obtained through collaborative activities with digital asset issuers or promoters. These activities encompass marketing campaigns, incentives, and other initiatives aimed at enhancing the adoption and usage of specific digital assets on the Exchange. The recognition of revenue and rewards is contingent upon the terms and conditions agreed upon with the digital asset issuers.
The income derived from these arrangements is subject to various factors, such as the balance of digital assets held under the Group and the custody of the Exchange as well as the prevailing interest rate environment. Recognition of stablecoin revenue and rewards occurs when the associated activities are performed, and the resulting revenue can be reasonably estimated. It is recorded under “Other subscription and services income”.
2.5 Safeguarding digital assets and safeguarding digital asset liabilities
For customers’ digital assets maintained in spot accounts, the Group applies SAB 121 by recording a liability representing an obligation to safeguard these assets, and a safeguarding asset, each measured at the fair value of the customers’ digital assets on each reporting date. The measurement of the asset fair value would be adjusted to reflect loss events. Changes to fair value between each reporting period will be recognized under “Change in fair value of digital assets held, net” in the consolidated statement of profit or loss. See Note 27 (c)(i) for the disclosure of “Risks with respect to customers’ digital assets and safeguarding digital assets”.
2.6 Customer segregated cash
The cash in spot accounts is accounted as an on-balance sheet item with a corresponding liability owed to customers. It represents restricted cash and cash equivalents maintained in the segregated bank accounts that are held for the exclusive benefit of the customers. It is comprised of cash deposits held by the customers in their spot accounts and unsettled deposits and withdrawals. These balances are presented in the consolidated balance sheet under “Customer segregated cash”. The corresponding liability owed to customers is presented under “Payable to customers in AMMI service and spot account — cash” in the consolidated balance sheet.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.7 Customer segregated digital assets held on behalf of margin customers including digital assets collateral
The assets received from margin customers and held in their spot accounts represent collateral to support the Group as a secured creditor of cash or digital asset loan receivables. The collateral received secures the lending, in the absence of an event of default, the Group has no ability to exercise control over the digital assets held in the spot account of the margin customer. Accordingly, the Group accounts for the digital assets in spot accounts of margin customers as off-balance sheet items.
2.8 Digital assets held — loan receivable
Loan receivable represents loan made in digital asset via margin lending services or credit line facilities provided by the Exchange. Each loan is collateralized by fiat and digital assets in the customer’s spot account on the Exchange with withdrawal limits and minimum collateral value requirements that must be met, and may additionally be backed by other acceptable credit support.
For digital asset loan receivables, the Group derecognizes the original digital asset lent from its digital asset inventories and recognizes loan receivables measured initially and subsequently at the fair value of the underlying digital assets lent, less an allowance for expected credit losses, when the borrowed assets are transferred to the margin account. The change in fair value of digital asset loan receivables, which excludes credit risk, is recognized in the consolidated statement of profit or loss and other comprehensive income within the “Change in fair value of digital assets held, net” under “Change in fair value of digital assets and other revenue”. The change in the allowance for expected credit losses is recognized in the consolidated statement of profit or loss and other comprehensive income under “Change in an allowance of digital asset loan”. For fiat loans, the Group records a loan receivable that is measured at amortized cost, less an allowance. For digital financial assets loan classified under IFRS 9, the Exchange recognizes a loan receivable at amortized cost, and subsequently at the fair value through profit or loss. The interest on fiat and digital asset loan receivables is recognized in the consolidated statement of profit or loss using the effective interest method.
Impairment of fiat and digital asset loan receivable
The Group recognizes an allowance for expected credit losses on fiat and digital asset loan receivable that are measured at the fair value of digital assets lent less an allowance for expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective fiat margin loans and digital asset loan receivable.
The Group recognizes lifetime expected credit losses (ECL) for fiat margin loans and digital asset loans. The expected credit losses on these assets are estimated using probability-weighted estimates of expected cash flows, the application of present value techniques to reflect the time value of money, and consideration of historical experience, forecast conditions, and collateral.
Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument.
(a) Definition of default
The Group considers a digital asset loan or fiat loan to be in default when the borrower fails to make contractual payments or satisfy any margin call when they fall due. In assessing credit risk in applying fair value, the Company considers detrimental impact on the estimated future cash flows of that loan have occurred such as when there is:
•
Significant financial difficulty of the borrower

•
A breach of contract, such as a default or past due event

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.8 Digital assets held — loan receivable (continued)
(a) Definition of default (continued)
•
It is becoming probable that the borrower will enter bankruptcy or other financial reorganization

(b) Write-off policy
The Group writes off a fiat or digital asset loan receivable when there is information indicating that the borrower is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the borrower has been placed under liquidation or has entered into bankruptcy proceedings. Loans written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in the consolidated statement of profit or loss and other comprehensive income.
(c) Measurement and recognition of expected credit losses
Digital assets loan receivable under the Credit Line Facility are measured based on the assumption that repayment of the loan is demanded at the measurement date. The digital asset loan is initially recognized and remeasured on each reporting date at the fair value of the digital assets lent less any allowance for expected credit losses. In measuring the expected credit loss of digital asset loans under the Credit Line Facility, the Group considers the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The expected loss for a given credit line facility is the product of the net credit shortfall at default and probability of default. The net credit shortfall estimates the amount of the likely loss if there is a default after taking into account recovered amounts. It is determined based on the product of the amount the Group expects to be owed by a borrower at the time of possible default and likely recovery rate of collateral. The Group is entitled to exercise rights to sell or liquidate the collateral in the borrowers’ spot account on the Exchange if the borrowers fail to maintain the value of the collateral in their spot account at the pre-agreed margin level within a specified time. In determining the probability of default, the Group will consider the guarantee arrangement where the Group can enforce the guarantee to repay the shortfall when there is a default event.
The Group recognizes an impairment gain or loss in profit or loss for all loan receivable with a corresponding adjustment to their carrying amount through an allowance account.
2.9 Digital assets held
Digital assets held — inventories
The Group’s digital assets are transacted on the Bullish Exchange and are purchased with the intent to resell in the near future, generating a profit from margins or from the fluctuations in prices. The Group applies the inventory treatment of a broker-trader under IAS 2 to the digital assets. Under IAS 2, the digital assets are measured at fair value less cost to sell, with change in fair value recognized under “Change in fair value of digital assets held, net” in the consolidated statement of profit or loss and other comprehensive income.
The Group recognizes digital assets received through hard forks or airdrops if the digital asset is expected to generate probable future benefit and if the Group is able to support the trading, custody, or withdrawal of these assets. The Group records the digital assets received through hard forks or airdrops at their cost.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.9 Digital assets held (continued)
Digital assets held — financial assets
Stablecoins, such as USDC, which are contractually redeemable for fiat currency on demand, are classified as financial assets measured at fair value in accordance with IFRS 9. These assets are reported under “Digital assets held -financial assets”.
2.10 Financial instruments and financial assets
Financial assets and financial liabilities are recognized in the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.
Financial assets and financial liabilities are initially measured at fair value, except for trade receivables that do not have a significant financing component which are measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.
All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.
(i)
Classification of financial assets

Debt instruments that meet the following conditions are measured subsequently at amortized cost:
•
The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows

•
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

By default, all other financial assets are measured subsequently at fair value through profit or loss (FVTPL). Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in consolidated statement of profit or loss.
Amortized cost and effective interest method
The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.
For financial assets other than purchased or originated credit-impaired financial assets (i.e. assets that are credit impaired on initial recognition), the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition.
The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.10 Financial instruments and financial assets (continued)
(i)
Classification of financial assets (continued)

Interest income is recognized using the effective interest method for debt instruments measured subsequently at amortized cost. For financial assets other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset. If, in subsequent reporting periods, the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset.
Derecognition of financial assets
The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay.
On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in consolidated statement of profit or loss.
2.11 Financial liabilities and equity
(i)
Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
(ii)
Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.
Repurchase of the Group’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.
(iii)
Compound instruments

The component parts of convertible redeemable preference shares issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Group’s own equity instruments is an equity instrument.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.11 Financial liabilities and equity (continued)
(iii)
Compound instruments (continued)

At the date of issue, the liability component related to the redemption amount arises from the early redemption feature associated with the preference shares which requires the Group to repurchase preference shares in cash at a price equal to a Guaranteed Amount upon the occurrence of certain triggering events. The present value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.
The value of the conversion option and other remaining features i.e. liquidation preference and dividend rights that are classified as equity is determined by deducting the amount of the liability component and embedded derivative, if any, from the fair value of the compound instrument as a whole. This is recognized and included in equity, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the liability component, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.
Transaction costs that relate to the issue of the convertible redeemable preference shares are allocated to the liability and equity components in proportion to the allocation of the gross proceeds.
Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the lives of the liability component using the effective interest method.
(iv)
Financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method or at FVTPL.
Financial liabilities at FVTPL
Financial liabilities are classified as at FVTPL when the financial liability is designated as at FVTPL.
A financial liability may be designated as at FVTPL upon initial recognition if either:
•
Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise

•
The financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis

•
It forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contract to be designated as at FVTPL

Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognized in profit or loss. The net gain or loss recognized in consolidated statement of profit or loss and other comprehensive income incorporates any interest paid on the financial liability and is included in the ‘Loan interest expense’ under “Finance expense” in consolidated statement of profit or loss and other comprehensive income.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.11 Financial liabilities and equity (continued)
(iv)
Financial liabilities (continued)

However, for financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. The remaining amount of change in the fair value of liability is recognized in consolidated statement profit or loss. Changes in fair value attributable to a financial liability’s credit risk that are recognized in other comprehensive income are not subsequently reclassified to profit or loss; instead, they are transferred to retained earnings upon derecognition of the financial liability.
Any loan commitments issued at below-market interest rates are initially recognized at their fair value as a financial liability, and subsequently measured at the higher of the initial value less the cumulative amount of income recognized and their expected credit loss provision. Loan commitments may be designated at fair value through profit or loss where that is the business model under which such contracts are held.
Financial liabilities measured subsequently at amortized cost
Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated as at fair value through profit or loss (“FVTPL”), are measured subsequently at amortized cost using the effective interest method.
The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.
Foreign exchange gains and losses
For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are based on the amortized cost of the instruments. These foreign exchange gains and losses are recognized in the ‘other expenses’ line item in profit or loss for financial liabilities that are not part of a designated hedging relationship. For those which are designated as a hedging instrument for a hedge of foreign currency risk foreign exchange gains and losses are recognized in other comprehensive income and accumulated in a separate component of equity.
The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. For financial liabilities that are measured as at FVTPL, the foreign exchange component forms part of the fair value gains or losses and is recognized in profit or loss for financial liabilities that are not part of a designated hedging relationship.
Derecognition of financial liabilities
The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.11 Financial liabilities and equity (continued)
(iv)
Financial liabilities (continued)

The Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between: (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after modification is recognized in profit or loss as the modification gain or loss within other gains and losses.
2.12 Derivative financial instruments
The Group provides trading in perpetual futures contracts (“perpetuals contracts”) on the Exchange to eligible customers. Perpetuals contracts are a type of futures contract without an expiry date and will reference the prices of select digital assets, initially quoted in underlying markets e.g. USDC. Perpetual contracts are classified as derivative instruments.
Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.
A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the financial statements unless the Group has both a legally enforceable right and intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not due to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.
Embedded derivatives
An embedded derivative is a component of a hybrid contract that also includes a non-derivative host — with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.
Derivatives embedded in hybrid contracts with a financial asset host within the scope of IFRS 9 are not separated. The entire hybrid contract is classified and subsequently measured as either amortized cost or fair value as appropriate.
Derivatives embedded in hybrid contracts with hosts that are not financial assets within the scope of IFRS 9 (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.
If the hybrid contract is a quoted financial liability, instead of separating the embedded derivative, the Group generally designates the whole hybrid contract at FVTPL.
An embedded derivative is presented as a non-current asset or non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative relates is more than 12 months and is not expected to be realized or settled within 12 months.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.13 Credit loss and impairment of financial assets
Credit losses from investments and other financial assets
The Group recognizes a loss allowance for expected credit losses on deposits, other receivables and intercompany balances, as well as on financial guarantee contracts. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.
The Group always recognizes lifetime expected credit losses (ECL) for other assets, if material. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.
Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.
For the year ended December 31, 2021, 2022 and 2023, the Group has no historical experience or expectation of credit losses related to other assets. Thus no such loss was recorded as of December 31, 2022 and 2023.
2.14 Intangible assets acquired in a business combination
Intangible assets acquired in a business combination and recognized separately from goodwill are recognized initially at their fair value at the acquisition date (which is regarded as their cost).
Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.
Trademarks and customer relationship
Trademarks and customer relationship acquired in a business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses.
2.15 Impairment of property and equipment and intangible assets excluding goodwill
At each reporting date, the Group reviews the carrying amounts of its property and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.15 Impairment of property and equipment and intangible assets excluding goodwill (continued)
Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in consolidated statement of profit or loss and other comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.
Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in consolidated statement of profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.
2.16 Property and equipment
Property and equipment are mainly comprised of equipment, leasehold improvement and right-of-use assets. It is stated at cost less accumulated depreciation and accumulated impairment loss.
Depreciation is recognized so as to write off the cost or valuation of assets (other than freehold land and properties under construction) less their residual values over their useful lives, using the straight-line method, on the following bases:
Computer and equipment	4 years
Furniture and fixtures	7 years
Leasehold improvement	Over the lease term
Right-of-use assets	Over the lease term
The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.
Right-of-use assets are depreciated over the lease term. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset.
An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.
2.17 Cash and cash equivalents
For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.17 Cash and cash equivalents (continued)
subject to an insignificant risk of changes in value, and bank overdrafts.
2.18 Restricted cash
The restricted cash represents any cash that is legally restricted as to withdrawal or usage.
2.19 Share capital and share premium
Ordinary shares
Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.
Preference shares
The Group’s redeemable preference shares are classified as financial liabilities, because they are contingently redeemable in cash by the holders.
2.20 Other payables
Other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Other payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.
Other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.
2.21 Provision
Provisions for legal claims, service warranties and make good obligations are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be insignificant.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.
2.22 Current and deferred taxation
The income tax expense represents the sum of the tax currently payable and deferred tax.
Current tax
The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.22 Current and deferred taxation (continued)
other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.
A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Group supported by previous experience in respect of such activities and in certain cases based on specialist external tax advice.
Deferred tax
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, a deferred tax liability is not recognized if the temporary difference arises from the initial recognition of goodwill.
Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the reporting date.
The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.
Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.23 Leases
The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.
Lease payments included in the measurement of the lease liability comprise :
•
Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

•
Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

•
The amount expected to be payable by the lessee under residual value guarantees;

•
The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•
Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated balance sheet.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
•
The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•
The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•
A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group did not make any such adjustments during the periods presented.
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.
Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.23 Leases (continued)
lease, a provision is recognized and measured under IAS 37. To the extent that the costs relate to a right-of- use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.
Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.
The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss.
2.24 Share-based payments
The Group operates an equity incentive plan for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors), advisors and key service providers of the Group may receive remuneration in the form of share-based payments, whereby the employees and consultants render services as consideration for equity instruments (“equity-settled transactions”).
The fair value of the employee and consultancy services received in exchange for the grant of the award shares and options is recognized as an expense with a corresponding increase in share based payment reserve. The total amount to be expensed is determined by reference to the fair value of the share awards and share options granted. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.
At the end of each period, the entity revises its estimates of the number of options and awards that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.
The grant by the Group of share awards and share options over its equity instruments to the employees and consultants of subsidiary undertakings in the Group is treated as an amount due from the subsidiary undertakings, with a corresponding credit to equity in the Group’s separate financial statements, measured with reference to the grant date fair value and is recognized over the vesting period.
2.25 Earnings/(loss) per share
Basic earnings per share is computed by dividing net income attributable to ordinary shareholders of the Group, after adjusting for non-controlling interests, by the weighted average number of ordinary shares outstanding during the period.
For the calculation of diluted earnings per share, net income attributable to ordinary shareholders of the Group, after adjusting for non-controlling interests, is adjusted by the effect of dilutive securities, including convertible redeemable preference shares, under the treasury stock method. The weighted average number of ordinary shares outstanding during the period is adjusted by the effects of dilutive securities, including dilutive convertible redeemable preference shares. Potentially dilutive securities have been excluded from the computation of diluted earnings per share if their inclusion is anti-dilutive.
2.26 Revaluation of digital assets
Prior to the commencement of Exchange’s operation in November 2021, digital assets were classified as indefinite intangible assets and were subsequently measured at fair value at the end of each reporting period.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2   Summary of principal accounting policies (continued)
2.26 Revaluation of digital assets (continued)
If the carrying amount of a digital asset increases as a result of revaluation, the increase is recognized in other comprehensive income and accumulated in equity under the heading of revaluation surplus. However, if the increase reverses a previous revaluation decrease recognized in profit or loss, the increase is recognized in consolidated statement of profit or loss.
With the commencement of the Exchange’s operations in November 2021, the Group’s digital assets are transacted on the Bullish Exchange. The Group applies the inventory treatment of a broker-trader under IFRS to these digital assets. The digital assets are subsequently measured at fair value less costs to sell, with changes in fair value recognized in the consolidated statement of profit or loss and other comprehensive income. In November 2021, the cumulative revaluation surplus of $3,826 million was transferred directly to accumulated surplus.
3   Critical accounting judgments and key sources of estimation uncertainty
In applying the Group’s accounting policies, which are described in Note 2, the Group make judgements (other than those involving estimations) that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
The following are the critical judgements, apart from those involving estimations (which are presented separately below), that the directors have made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.
3.1 Critical judgments in applying the Group’s accounting policies
Digital assets transactions and balances
For the preparation of the Group’s financial statements, management needs to apply judgment in determining appropriate accounting policies based on the facts and circumstances of the Group’s digital assets and Exchange business.
The Group determines digital assets transacted on the Exchange meet the definition of a broker-trader under IAS 2 and applies inventory treatment to the digital assets. Under IAS 2, the digital assets are measured at fair value less cost to sell, with change in fair value recognized in profit or loss.
3.2 Key sources of estimation uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3   Critical accounting judgments and key sources of estimation uncertainty (continued)
3.2 Key sources of estimation uncertainty (continued)
(i)
Fair market value of digital assets held

Management needs to apply judgment in determining appropriate accounting policies based on the facts and circumstances of the Exchange business. Furthermore, in determining fair values, management needs to apply judgement to identify the relevant available markets, and to consider accessibility to and activity within those markets in order to identify the principal digital asset markets for the Group.
(ii)
Useful lives of intangible asset

The Group’s management determines the estimated useful lives and related amortization for its intangible assets. This estimate is based on the historical experience of the actual useful lives of the intangible assets of similar nature and functions. It could change significantly as a result of technical innovation. Management will change the amortization charge where useful lives are different from the previously estimated lives. It will also write-off or write down technically obsolete or non-strategic assets that have been abandoned or sold.
(iii)
Deferred tax asset

As of December 31, 2023, no deferred tax asset has been recognized on the tax losses of US$162.9 million for the operating subsidiary due to the unpredictability of future profit streams. The realizability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future, which is a key source of estimation uncertainty. In cases where the actual future taxable profits generated are less or more than expected, or change in facts and circumstances which result in revision of future taxable profits estimation, a material reversal or further recognition of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal or further recognition takes place.
(iv)
Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the exercise multiple, volatility and dividend yield and making assumptions about them. The Group measures the fair value of equity-settled transactions with employees using an appropriate option pricing model (e.g. binomial model) at the grant date. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 30.
(v)
Fair value of digital assets held — loan receivables

In determining fair values of digital asset loan receivables, management needs to apply judgement to identify the maturity date based on the facts and circumstances of the Exchange business. The face value of digital asset lent is measured based on the fair value of underlying digital assets using the same valuation approach.
In measuring credit component of digital asset loan receivables, it requires judgement, in particular, the expected loss for a given credit line facility, the net credit shortfall at default and probability of default. The Exchange’s digital asset loan receivable are outputs of internal models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. The net credit shortfall estimates the amount of the likely loss if there is a default after taking into account recovered amounts. It is determined based on the product of the amount the Exchange expects to be owed by a borrower at the time of possible default and likely recovery rate of collateral.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
3   Critical accounting judgments and key sources of estimation uncertainty (continued)
3.2 Key sources of estimation uncertainty (continued)
(v)
Fair value of digital assets held — loan receivables (continued)

The Exchange is entitled to exercise rights to sell or liquidate the collateral in the borrowers’ spot account on the Exchange if the borrowers fail to maintain the value of the collateral in their spot account at the pre-agreed margin level within a specified time. In determining the probability of default, the Exchange will consider the guarantee arrangement, if any, where it can enforce the guarantee to repay the shortfall when there is a default event.
(vi)
Business Combination

The management identifies business combinations, goodwill, and other intangible assets as critical accounting estimates in the financial statements. These estimates involve significant judgment, assumptions, and estimates, and any material changes to these estimates or variations from the actual circumstances could have a material impact on our financial statements.
The business combination is accounted for using the acquisition method, which requires the allocation of fair value to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. In determining the fair value of these assets and liabilities, the management makes significant estimates and assumptions, particularly for non-digital asset intangible assets. These assets, such as customer relationships and trademarks, are recorded at their acquisition date fair value, net of accumulated amortization. Estimating the fair value involves various assumptions, including future cash flows, weighted-average cost of capital, working hours required to recreate the asset, and estimated useful lives. Changes in these assumptions can impact the carrying value of these assets. While the management believes the fair value estimates are reasonable, they are inherently uncertain, and actual results may differ from the estimates.
(vii)
Goodwill

The management conducts an annual impairment test for goodwill or whenever events or changes in circumstances indicate that the carrying value of goodwill may not be fully recoverable. The management assesses qualitative factors to determine the need for a goodwill impairment test. The factors such as digital asset price changes, industry and market conditions and overall financial performance are considered. Based on the assessment, there were no indications of goodwill impairment during the reporting periods presented. However, if there are material changes in the underlying estimates and assumptions related to the impairment assessment in the future, the financial statements could be materially impacted.
(viii) Other Intangible Assets
Intangible assets are initially valued at fair value using appropriate valuation methods in accordance with industry standards. Intangible assets with definite lives are amortized over their estimated useful lives and are subject to impairment assessments if indicators of impairment arise. Indicators such as significant adverse changes in asset usage, customer attrition rate and cash flow are considered. During the reporting periods presented, no indicators of impairment were identified for other intangible assets. However, it is important to note that if there are material changes in the underlying estimates and assumptions used for impairment assessments, the financial statements could be materially impacted. The management remains vigilant in evaluating the estimated remaining useful life of the other intangible assets and will revise the amortization period accordingly should events or changes in circumstances warrant such adjustments.
4   Significant merger and acquisitions
(a)
Acquisition of CoinDesk Inc. (“CoinDesk”)

On November 17, 2023, the Group has acquired 100% of CoinDesk, an integrated media, events and index platform from Digital Currency Group (“DCG”) for a total consideration of US$72.6 million. The Group

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
4   Significant merger and acquisitions (continued)
(a)
Acquisition of CoinDesk Inc. (“CoinDesk”) (continued)

believes the acquisition aligns with the Group’s long-term strategy to invest in global expansion and the growth of its media, events, and indexing businesses. The acquisition qualifies as a business combination as defined in IFRS 3 Business Combinations.
The allocation of the purchase price as of the date of the acquisition is summarized as follows:
	Notes	Amounts
		US$’000
Cash and cash equivalents		1,290
Other assets		4,050
Other liabilities		(6,601)
Total identifiable assets acquired and liabilities assumed	14	33,600
Goodwill		40,235
Total consideration		72,574
Satisfied by:
USDC		72,574
Total consideration transferred		72,574
Net cash inflow arising from acquisition:
Cash and cash equivalents balances acquired		1,290
Acquisition-related costs (included in legal and professional expenses) amount to US$0.8 million.
CoinDesk contributed US$1.3 million to the “change in fair value of digital assets and other revenue” and $(6.3) million to the Group’s net income for the period between the date of acquisition and the reporting date.
If the acquisition of CoinDesk had been completed on the first day of the financial year, Group’s change in fair value of digital assets and other revenue for the year would have been increased by $27.5 million and Group net income would have been decreased by $(31.8) million.
5   Digital assets sales
The following tables summarize the disaggregation of digital assets sales by venues for the years ended December 31, 2023, 2022 and 2021 :
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	US$’000	US$’000	US$’000
Digital assets sales:
On the Exchange	115,607,215	72,654,511	1,256,867
On other venues(i)	884,944	235,675	64,686
	116,492,159	72,890,186	1,321,553

(i)
Other venues means other exchanges or over-the-counter brokers that were used to purchase or sell digital assets.

For sales of digital assets via the AMMI with external customers on the Exchange for the year ended December 31, 2023, digital asset sales of US$115,607 million (2022: US$72,655 million; 2021:

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5   Digital assets sales (continued)
US$1,257 million) was recorded based on the value of the digital assets sold (including the trading spread) at the time the transactions were processed.
For the years ended December 31, 2023, 2022, and 2021, the Group had four, two, and three major customers, respectively, that accounted for greater than 10% of total digital asset sales. The total revenue form these major customers amounted to US$72,853 million in 2023, US$54,294 million in 2022, and US$1,172 million in 2021.
The Group is domiciled in Cayman Islands. Below is the table of digital assets sales on the Exchange disaggregated by geography, based on domicile of the customers, as applicable:
For the year ended December 31, 2023
US$’000
Digital assets sales:
Country
United Kingdom	38,127,807
Netherlands	23,693,869
British Virgin Islands	15,305,642
Cayman Islands	14,377,101
Singapore	13,786,923
Rest of the World	10,315,873
115,607,215
For the year ended December 31, 2022
US$’000
Digital assets sales:
Country
Netherland	54,295,811
Hong Kong	7,950,764
Rest of the World	10,407,936
72,654,511
For the year ended December 31, 2021
US$’000
Digital assets sales:
Country
Hong Kong	538,790
Cayman Islands	425,422
British Virgin Islands	263,423
Rest of the World	29,232
1,256,867

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5   Digital assets sales (continued)
Below are the tables of digital assets sales on the Exchange disaggregated by major customers accounts for 10% or more of total digital assets sales:
For the year ended December 31, 2023
US$’000
Customer
Customer 1	34,908,743
Customer 2	14,361,697
Customer 3	11,891,307
Customer 4	11,691,258
72,853,005
For the year ended December 31, 2022
US$’000
Customer
Customer 1	43,913,527
Customer 2	10,381,431
54,294,958
For the year ended December 31, 2021
US$’000
Customer
Customer 1	538,790
Customer 2	377,046
Customer 3	256,194
1,172,030
In addition, the Group disposed digital assets through other venues including over-the-counter markets, amounting to US$885 million for the year ended December 31, 2023 (2022: US$236 million; 2021: US$ Nil).
6   Cost of digital assets derecognized
The following table summarizes the disaggregation of cost of digital assets derecognized by venues for the year ended December 31, 2023, 2022 and 2021:
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	US$’000	US$’000	US$’000
Cost of digital assets derecognized:
On the Exchange	(115,536,178)	(72,561,934)	(1,255,961)
On other venues(i)	(883,040)	(235,363)	(65,311)
	(116,419,218)	(72,797,297)	(1,321,272)

(i)
Other venues means other exchanges or over-the-counter brokers that were used to purchase or sell digital assets.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
6   Cost of digital assets derecognized (continued)
For the year ended December 31, 2023, 2022 and 2021, the Exchange recorded cost of digital assets derecognized based on the carrying value of the digital assets sold via the AMMI with external customers on the Exchange which was the fair value of the digital asset at the time it was disposed. The difference between the digital assets sales and cost of digital assets derecognized was the net gain from digital assets sales arising from trading spread.
7   Other revenues
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	US$’000	US$’000	US$’000
Transaction revenue(i)	445	186	12
Subscription and services revenue:
Income from digital assets lending	2,822	635	—
Other subscription and service income	2,850	—	—
Interest income from bank	9,224	4,269	1,511
	14,896	4,904	1,511
Others:
Change in fair value of other financial instruments	3,671	—	—
	3,671	—	—
	19,012	5,090	1,523
8   Change in fair value of digital assets held, net
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	US$’000	US$’000	US$’000
Change in fair value of digital asset inventories, arising from purchase of digital assets on the Exchange	60,605	93,334	918
Change in fair value of digital asset inventories, net of change in fair value of the payable to customers	1,291,227	(4,137,627)	(1,044,676)
	1,351,832	(4,044,293)	(1,043,758)

(i)
For the year ended December 31, 2023, the Exchange recorded transaction fee income from peer-to-peer spot trades of US$0.1 million (2022: US$0.2 million; 2021: US$0.12 million).

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9   Administrative expenses
	Notes	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
		US$’000	US$’000	US$’000
Compensation and benefits		90,627	78,338	59,307
Legal and professional fees		11,528	5,734	33,704
Related party service fees	33	2,056	38,683	112,676
		104,211	122,755	205,687
10   Other expenses
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	US$’000	US$’000	US$’000
Information technology and software expenses	19,327	26,196	14,257
Depreciation of property and equipment and right-of-use assets	5,423	3,601	220
Advertisement and promotion expenses	1,728	9,256	6,665
Custody fees	1,653	3,198	4,081
Others(i)	6,334	10,638	1,285
	34,465	52,889	26,508

(i)
For the year ended December 31, 2023, the Exchange recognized US$ nil (2022: US$98k; 2021: US$78k) as the payments to AMMI users under “Others”.

11   Finance expense
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	US$’000	US$’000	US$’000
Loan interest expenses(i)	2,174	5,435	—
Lease interest expenses	809	659	35
	2,983	6,094	35

Note (i)
On January 5, 2022, the Group entered into a master loan agreement (the “Master Loan Agreement”) with Galaxy Digital LLC (“Galaxy”), pursuant to which Galaxy has agreed to extend to the Group a loan in a principal amount of US$75 million (the “Galaxy Loan”). The term of the Galaxy Loan is six months with borrow fees to be paid monthly and outstanding principal amount due at maturity. The Group has repaid the loan in full on June 16, 2022.
On January 13, 2022, the Group entered into a loan and security agreement (the “Loan and Security Agreement”) with NYDIG Funding LLC (“NYDIG”), pursuant to which NYDIG has agreed to extend to the Group a loan in a principal amount of US$150 million (the “NYDIG Loan”). The maturity date of the NYDIG Loan is December 30, 2022 with interest to be paid monthly and outstanding principal amount due at maturity. The Group may, at its option, upon prior written notice to the NYDIG, without premium or penalty, prepay all or any portion of the NYDIG Loan. The Group has repaid the loan in full on June 27, 2022.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
11   Finance expense (continued)
On March 28, 2022, the Group entered into a revolving credit and security agreement (the “Revolving Credit and Security Agreement”) with Silvergate Bank, pursuant to which Silvergate Bank has agreed to loan the Group up to US$225 million on a revolving basis (the “Revolving Commitment”). In connection with the Revolving Credit and Security Agreement, the Group issued in favor of Silvergate Bank a US$225 million principal amount revolving credit note (the “Revolving Credit Note”). The term of the Revolving Commitment is matured on April 5, 2023. The borrowing is collateralized by BTC stored in a collateral account. The interest is to be paid monthly and the outstanding principal amount is due at maturity. The loan has not been drawn down in 2022 and subsequently terminated in January 2023.
In 2023, the Group entered into loan agreements with its ultimate holding company, Block.one. See Note 23 for details.
For the year ended December 31, 2023, the Group recognized loan interest expenses of US$2.1 million from the loan facility with Block.one. For the year ended December 31, 2022, the Group recognized loan interest expenses of US$1.8 million and US$3.7 million from the Galaxy and NYDIG loan respectively.
12   Taxation
(a)
Taxation in the consolidated profit or loss and other comprehensive income represents:

This note provides an analysis of the Group’s income tax expense, and shows what amounts are recognized directly in equity and how the tax expense is affected by non-assessable and non-deductible items. It also explains significant estimates made in relation to the Group’s tax position.
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	US$’000	US$’000	US$’000
Current tax	2,696	4,528	2,072
Deferred tax	(1,239)	(3,328)	(1,809)
Total tax expense	1,457	1,200	263
The deferred tax balance comprises temporary differences attributable to:
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	US$’000	US$’000	US$’000
Deferred tax expense / (income)
Research and Development expenses	—	(2,709)	—
Compensation and benefits	(1,090)	(861)	(1,857)
Tax losses carried forward	—	1	(1)
Depreciation allowances	(149)	396	49
Others	—	(155)	—
Total deferred tax income	(1,239)	(3,328)	(1,809)

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
12   Taxation (continued)
(b)
Reconciliation between tax expense and accounting loss at applicable tax rates:

A reconciliation of the tax expense applicable to income/(loss) before income tax at the statutory rate for the jurisdiction in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rate is as follows:
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	US$’000	US$’000	US$’000
Income / (loss) before income tax	1,301,472	(4,244,684)	(1,400,984)
Tax at the applicable tax rate of 0%	—	—	—
Effects of different tax rates available to different jurisdictions	(1,004)	(4,242)	(11,588)
Expenses not deductible for tax purposes	193	228	5
Income not subject to tax	(1,015)	(344)	(24)
Tax effects on unrecognized tax losses	3,233	5,561	11,868
Others	50	(3)	2
Total tax expense	1,457	1,200	263
As of December 31, 2023, the Group had estimated unused tax losses of approximately US$162.9 million (2022: US$156.3 million; 2021: US$111.8 million) that can be carried forward indefinitely, subject to final assessment by the tax authorities. Unrecognized tax losses are due to lack of certainty of future taxable profits that can utilize the loss carry forward.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13   Digital assets held
(a)
Digital assets held — Inventories

The table below represents the movement of digital assets held — inventories as of December 31, 2023, 2022 and 2021.
Digital assets held
US$’000
As of December 31, 2020	4,756,282
Addition	384,743
Disposal	(1,835,738)
Revaluation	3,825,560
As of November 22, 2021	7,130,847
Addition	1,367,996
Disposal	(1,344,494)
Revaluation	(1,043,554)
As of December 31, 2021	6,029,367
Addition	72,520,035
Disposal	(72,763,237)
Net proceeds of digital asset loan receivables	(139,780)
Revaluation	(3,988,111)
As of December 31, 2022	1,658,274
Additions	115,292,560
Disposal	(115,529,162)
Net repayment of digital asset loan receivables	132,543
Net proceeds from digital asset loan payables	401,791
Dividend and repayment of preference shares	(1,966,579)
Revaluation	1,299,919
As of December 31, 2023	1,289,346
The table below represents the breakdown of digital assets held — inventories and financial assets by venues.
	December 31, 2023	December 31, 2022
	US$’000	US$’000
Digital assets held on the Exchange wallets	356,595	1,260,014
Digital financial assets held on the Exchange wallets	167,409	28,305
Digital assets held on the non-Exchange wallets	932,751	398,260
Digital financial assets held on the non-Exchange wallets	86,254	589
Total	1,543,009	1,687,168

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13   Digital assets held (continued)
(b)
Digital assets held — Loan Receivables

Digital assets held
US$’000
As of December 31, 2021	—
Digital asset loan receivables made, net	139,145
Interest	635
Revaluation	(56,188)
As of December 31, 2022	83,592
Digital asset loan receivables repaid, net	(122,228)
Interest	2,822
Revaluation	53,510
As of December 31, 2023	17,696
In May 2022, the Exchange commenced a credit line facility under which the Exchange offers margin credit lines to eligible institutional customers who request to engage in leveraged trading (the “Credit Line Facility”). The Exchange may make fiat and/or digital asset loan receivables to customers by transferring the approved loan amount to the customer’s spot account. These digital asset loan receivables are collateralized by fiat and digital assets in the customer’s spot account. The Exchange derecognizes the original digital asset from its digital asset inventories and recognizes a digital asset loan that is measured initially and subsequently at fair value of the underlying digital assets lent, less an allowance for expected credit losses.
The Exchange reactivated the margin lending/trading services and offered to eligible customers in October 2023.
As of December 31, 2023, the Group provided digital asset loan receivables to customers that had a fair value of US$16.2 million (2022: US$ 83.6 million) and US$1.5 million (2022: US$ nil) via the credit line facility and margin lending services, respectively. The maximum exposure to credit risk in relation to digital asset loan receivables was the carrying value mentioned above, without considering collateral. The net exposure after taking into account collateral was zero as of December 31, 2023.
As of December 31, 2023, there was no cumulative change in fair value of digital asset loan receivables attributable to credit risk (2022: US$ nil).
As of December 31, 2023 and 2022, the Group had the following outstanding digital asset loan receivables by type of underlying digital asset lent. As of December 31, 2023 and 2022, there was no cumulative change in the allowance for expected credit losses of digital assets loans that are recognized in the consolidated statement of profit or loss.
The table sets forth the fair values of digital assets held that were greater than 5% of the sub-total value of all digital assets recorded:

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13   Digital assets held (continued)
(b)
Digital assets held — Loan Receivables (continued)

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Digital assets held – credit line facility
BTC	2,095	72,059
ETH	1,669	7,775
EOS	—	3,758
USDC	12,000	—
Others(i)	389	—
Sub-total	16,153	83,592
Digital assets held – margin lending services
BTC	251	—
ETH	28	—
USDC	1,137	—
Others(i)	127	—
Sub-total	1,543	—
Total digital assets held
BTC	2,346	72,059
ETH	1,697	7,775
EOS	—	3,758
USDC	13,137	—
Others(i)	516	—
Total	17,696	83,592

(i)
Any digital asset that individually is less than 5% of sub-total value of all digital assets is grouped together as “Others”

See Note 27 (f) for the fair value hierarchy based on the degree to which the fair value is observable.
(c)
Type of digital assets held

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Digital assets held – inventories and financial assets
BTC	1,070,318	1,105,189
USDC	253,663	28,895
ETH	180,825	471,225
USDT	23,803	—
PYUSD	3,709	—
Others(i)	10,691	81,859
Total	1,543,009	1,687,168

(i)
Any digital asset excluding stablecoin that individually is less than 5% of sub-total value of all digital assets is grouped together as “Others”

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
14   Other intangible assets
	Notes	December 31, 2023	December 31, 2022
		US$’000	US$’000
Customer relationship	(i)	7,500	—
Trademarks	(i)	26,100	—
Domain names		1,336	1,336
		34,936	1,336

Note (i):
Customer relationship and trademarks were acquired as part of a business combination. See Note 4 for details. They are recognized at their fair value at the date of acquisition and are subsequently amortized on a straight-line based on the timing of projected cash flows of the contracts over their estimated useful lives. They are amortized over their estimated useful lives, which are 14 and 16 years, respectively. There was no amortization or impairment loss recognized in 2023 and 2022.
15   Property and equipment and right-of-use assets
	Computer and equipment	Furniture & Fixtures	Leasehold improvements	Right-of-use assets(i)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
COST
As of December 31, 2021	1,065	316	693	6,663	8,737
Additions	1,716	894	670	9,413	12,693
Disposal	(8)	(24)	(19)	—	(51)
As of December 31, 2022	2,773	1,186	1,344	16,076	21,379
Additions	73	527	366	826	1,792
Additions arising from business combinations	171	18	11	—	200
Disposal	(3)	(18)	(11)	—	(32)
As of December 31, 2023	3,014	1,713	1,710	16,902	23,339
ACCUMULATED DEPRECIATION
As of December 31, 2021	(112)	(9)	(75)	(275)	(471)
Charge for the year	(697)	(169)	(313)	(2,422)	(3,601)
Written back on disposal	1	13	—	—	14
As of December 31, 2022	(808)	(165)	(388)	(2,697)	(4,058)
Charge for the year	(996)	(311)	(327)	(3,789)	(5,423)
As of December 31, 2023	(1,804)	(476)	(715)	(6,486)	(9,481)
CARRYING AMOUNT
As of December 31, 2022	1,965	1,021	956	13,379	17,321
As of December 31, 2023	1,210	1,237	995	10,416	13,858

(i)
Right-of-use assets

The Group leases the office premises and the lease term ranges from 3 to 12 years. The maturity analysis of lease liabilities is presented in Note 27.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
16   Other assets
	December 31, 2023	December 31, 2022
	US$’000	US$’000
Non-current assets
Deposits	798	855
Other receivables	354	97
Prepayments	1,000	—
	2,152	952
Current assets
Account receivables	2,654	—
Prepayments	9,483	6,744
Other receivables	4,169	3,865
	16,306	10,609
The carrying amounts of other assets approximate their fair values because of their immediate or short-term maturity. Other assets are mainly denominated in United States dollar.
17   Investments in subsidiaries
Information about the major subsidiaries of the Group as of December 31, 2023 and 2022 is as follows:
Name of subsidiary	Place of incorporation and operations	Group’s Effective interest	Held by the Company	Principal activity
Bullish (GI) Limited	Gibraltar	99.6%	99.6%	Digital asset exchange
Cell F88 of White Rock Insurance (Gibraltar) PCC Limited	Gibraltar	99.6%	99.6%	Provision of insurance services
Bullish US LLC	United States	99.6%	99.6%	Group service company
Bullish HK Limited	Hong Kong	99.6%	99.6%	Group service company
Bullish SG. Pte Ltd	Singapore	99.6%	99.6%	Group service company
BTH (formerly named as “Bullish Capital”)	Cayman Islands	99.6%	99.6%	Provision of group treasury services
Bullish US Operations LLC	United States	99.6%	99.6%	Licensing company
Bullish HK Markets Limited	Hong Kong	99.6%	99.6%	Licensing company
Bullish HK Operations Limited	Hong Kong	99.6%	99.6%	Licensing company
Bullish HK Custody Limited	Hong Kong	99.6%	99.6%	Provision of custodian services
Bullish Capital Management	Cayman Islands	99.6%	99.6%	Venture capital
Bullish Services KY Limited	Cayman Islands	99.6%	99.6%	Group service company
Bullish DE Custody GmbH	Germany	99.6%	99.6%	Licensing company
Bullish DE Operations GmbH	Germany	99.6%	99.6%	Licensing company
CoinDesk, Inc.	Delaware	99.6%	99.6%	Media and events platform for digital assets
CoinDesk Indices, Inc.	Delaware	99.6%	99.6%	Provision of digital assets indices

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
18   Deferred tax
The following are the major deferred tax liabilities and assets recognized by the Group and movements thereon as of December 31, 2023 and December 31, 2022.
	Research and Development expenses	Compensation and benefits	Depreciation allowances	Tax losses carried forward	Others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of December 31, 2021	—	(1,857)	49	(1)	—	(1,809)
Charged to profit or loss	(2,709)	(861)	396	1	(154)	(3,327)
As of December 31, 2022	(2,709)	(2,718)	445	—	(154)	(5,136)
Reclassification to tax receivable	2,709	—	—	—	(7)	2,702
Charged to profit or loss	—	(1,090)	(149)	—	—	(1,239)
As of December 31, 2023	—	(3,808)	296	—	(161)	(3,673)
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:
	December 31, 2023	December 31, 2022
	US$’000	US$’000
Deferred tax assets	3,698	5,178
Deferred tax liabilities	(25)	(42)
	3,673	5,136
As of December 31, 2023, the Group had estimated unused tax losses of approximately US$162.9 million (2022: US$156.3 million) that can be carried forward indefinitely, subject to final assessment by the tax authorities. No deferred tax asset has been recognized from tax losses as it is not considered probable that there will be future taxable profits available.
19   Restricted cash
The Group has restricted cash deposits US$14.8 million (2022: US$13.5 million) at financial institutions related to the subscription paid to a cell unit under White Rock Insurance (Gibraltar) PCC Limited (“White Rock”) for insurance policies. The cash deposits in the cell unit are limited to satisfy any claim or liability against directors and officers liability, professional indemnity and commercial crime in Gibraltar.
In connection with the execution of the new rental lease agreements in the United States, the Group has issued letters of credits to the landlords which are guaranteed by cash deposits, classified as restricted cash on the consolidated balance sheet, totaling US$3.8 million as of December 31, 2023 (2022: US$3.8 million).

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20   Cash and cash equivalents
	December 31, 2023	December 31, 2022
	US$’000	US$’000
Cash at bank and cash on hand	67,640	317,446
Cash on the Exchange at bank	5,168	1,066,131
Cash held in brokers	40,093	—
	112,901	1,383,577
The carrying amounts of cash and bank balances approximate their fair values because of their immediate or short-term maturities.
21   Convertible redeemable preference shares
	Note	For the year ended December 31, 2023	For the year ended December 31, 2022
		US$’000	US$’000
Beginning of period		1,282,956	1,166,324
Amortization of convertible redeemable preference shares	31	—	116,632
Redemptions of convertible redeemable preference shares		(1,186,925)	—
Payment of dividend		(48,152)	—
As of end of period		47,879	1,282,956
Convertible redeemable preference shares of 63,602,968 and 9,500,000 were issued by the Group as fully paid with par value of US$0.001 on December 31, 2020 and January 7, 2021, respectively. The shareholders have a right to put back the shares to the Group at a fixed guaranteed amount upon the occurrence of certain triggering events outside of the Group’s control. In addition, each share is convertible at the option of the shareholders into Class A ordinary common shares of the Group on the basis of one ordinary share for every one preference share held. The preference shareholders are entitled to dividends declared by the Group and have preference over the ordinary shares in the event of a liquidation. The net proceeds received of US$1,406 million from the issuance of the convertible redeemable preference shares have been split between the financial liability element of US$1,160 million and the equity component of US$246 million at the issuance dates.
Repayment of convertible redeemable preference shares represented dividend paid on the convertible redeemable preference shares during the year. For accounting purposes, it was classified as repayment on such shares.
With no Qualifying IPO on or before December 31, 2022, the redemption event had been triggered. As of March 2023, among 73,102,968 outstanding options, 67,631,094 options had been redeemed with 5,471,874 unredeemed shares remaining. Payment to convertible redeemable preference shareholders arising from share redemptions amounted to US$1,187 million.
On April 11, 2023, the Board of Directors of Bullish Global declared the payment of cash dividends of US$8.80 per share to the convertible redeemable preference shareholders. The total amount of the dividend declared was US$48 million. See Note 32 for dividend paid.
The key terms of the Class B preference shares are summarized as follows:

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21   Convertible redeemable preference shares (continued)
(a)
Conversion Feature

Optional Conversion
The holders of the convertible preference shares have the right, at its option, to convert all or part of its convertible shares into Class A Common Shares at any time.
Automatic Conversion
All the Class B preference shares shall be converted into Class A Common Shares immediately prior to the consummation of a Qualifying IPO.
The initial conversion ratio of Class B Preference Shares to Class A Common Shares is 1:1, subject to adjustments in the event of (i) consolidation or subdivision of shares, (ii) reclassification or alterations to the share capital of the Group or (iii) scrip dividends.
(b)
Redemption Feature

Upon issuance of Class B Preference Shares, the Group shall redeem all or part of the outstanding preferred shares held by the requesting holder at its sole discretion, and within the specified repurchase period, if any of the following events are met:
•
the Group does not consummate a Qualifying IPO on or before December 31, 2022 or;

•
the Directors propose to recommend or declare a dividend in cash or in specie (including digital assets), or repurchase shares outstanding from shareholders with cash or other consideration (including digital assets) or;

•
the holders of Class C Common Shares exercise their right to require all other shareholders to sell and/or transfer all their shares to a third-party (the Proposed Transferee) if they propose to either (1) sell a number of shares equal or greater than 75 percent of the total number of shares on an as-converted basis to the Proposed Transferee or (2) transfer all of their shares pursuant to, or otherwise approve, any merger, consolidation, amalgamation or other transaction which would effect a sale of such shares.

The redemption amount payable for each Class B Preference Share will be an amount equal to the Guaranteed Amount per Class B Preference Share, where Guaranteed Amount means as of a date:
•
on or before December 31, 2021, 115% of the Class B Issue Price less the Realized Value Amount and;

•
after December 31, 2021, 120% of the Class B Issue Price less the Realized Value Amount.

The Realized Value Amount is any amounts paid or due to be paid to the holder of the Class B Preference Share in respect of such Class B Preference Share including any amounts of dividend or other distributions in cash or in specie made to the relevant holder of Class B Preference Share.
The redemption right is classified as a non-current liability as of December 31, 2023, due to the absence of any proposals to declare a dividend or sell shares within 12 months following the reporting period. The redemption right was triggered as of December 31, 2022 as the Group did not consummate a Qualifying IPO on or before December 31, 2022. As a result, the liability component of convertible redeemable preference shares is presented as current liability as of December 31, 2022.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
21   Convertible redeemable preference shares (continued)
(c)
Liquidation Preferences

In the event of liquidation, meaning the Group is wound up, the surplus assets of the Group remaining after payment of its liabilities shall be distributed to all shareholders on a pari passu basis (“Liquidation Amount”) except that (to the extent that the Group is lawfully permitted to do so) the holders of Class B Preference Shares shall be entitled to receive an amount (and/or assets) per Class B Preference Share equal to the higher of (i) the Guaranteed Amount as of the intended date of the event of liquidation and (ii) the pari passu Liquidation Amount per Share on an as-converted basis, and to the extent the Guaranteed Amount is the higher amount they shall receive the Guaranteed Amount in preference to the Liquidation Amount to be distributed to all other shareholders and such Liquidation Amount shall be adjusted down by the Guaranteed Amount.
(d)
Dividend Rights

All dividends shall be declared and/or paid to all Members on a pari passu basis according to the par value of the Shares that a Member holds.
(e)
Voting Rights

Each Class B Preference Share and Class A Share is entitled to one (1) vote whereas Class C Common Share is entitled to ten (10) votes. The holders of Class B Preference Share shall vote together with the other shareholders as a single class.
Accounting for Class B Preference Share:
The convertible redeemable preference shares are accounted for as a compound financial instrument with both liability and equity components.
An embedded derivative arises from the early redemption feature associated with the preference shares which requires the Group to repurchase preference shares in cash at a price equal to a Guaranteed Amount upon the occurrence of certain triggering events. The terms meet the definition of derivative and the whole liability component is not measured at FVTPL. In addition, this redemption feature is deemed to be not closely related to the liability component of the preference shares because the exercise price of the redemption is not equal to the amortized cost of the redemption feature at the exercise date. Therefore, it is required to be bifurcated. The fair value of the embedded derivative was included in the liability component’s initial measurement. The Group has determined that the fair value of the embedded derivative was insignificant as of December 31, 2022 and December 31, 2023.
The initial fair value of the liability portion of the redeemable preference shares was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The liability is subsequently measured at amortized cost using the effective interest rate method until extinguished on redemption. The value of the conversion option and other remaining features i.e. liquidation preference and dividend rights that are classified as equity is determined by deducting the amount of the liability component and embedded derivative, if any, from the fair value of the compound instrument as a whole. This is recognized and included in equity, and is not subsequently remeasured.
The net proceeds received from the issuance of the convertible redeemable preference shares have been split between the financial liability element and the equity component, representing a) the fair value of the embedded option to convert the financial liability into equity of the Group; b) liquidation preference and c) dividend rights. The equity component has been presented under “Option premium on convertible redeemable preference shares” in the consolidated balance sheet.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
22   Other payables
	Note	December 31, 2023	December 31, 2022
		US$’000	US$’000
Current liabilities
Other payables and accruals		23,512	18,894
Deferred income		4,568	—
Tax payables		1,251	274
Amounts due to related parties	33	4,375	7,719
		33,706	26,887
The carrying amounts of other payables approximate their fair values because of their short term maturities. They are mainly denominated in United States dollar.
23   Borrowings from shareholders
	Note	December 31, 2023	December 31, 2022
		US$’000	US$’000
Unsecured borrowing at FVTPL
Loan from shareholder	33	422,750	—
On November 17, 2023, the Group entered into a 60 million USDC subordinated loan agreement with its ultimate holding company, Block.one, and subsequently US$60 million loan had been drawn down in USDC and USD. The loan is repayable in whole or in part at any time by the Group.
On December 12, 2023, the Group signed an amended and restated loan agreement to increase the loan facility amount to US$40 million, 9,600 BTC and 60 million USDC. The loan facility is subject to an interest rate of 7% p.a. and repayment period of 5 years. Subsequently US$43.0 million and 9,600 BTC (US$396.7 million equivalent) had been drawn down. The loan is denominated in USD and repayable in whole or in part at any time by the Group, without premium or penalty. If, on the day before the loan repayment date, the Bitcoin price is less than US$30,000, the lender will forgive a portion of the loan principal, known as the forgiven amount, which is calculated based on a formula using the outstanding loan balance and the Bitcoin price. If any loan amount is forgiven, the Group is relieved of repaying that Forgiven Amount. However, the Group is required to fully repay the remaining balance of the outstanding loan on the repayment date.
As the instrument contains one or more embedded derivatives, it has been designated as FVTPL on initial recognition and as such the embedded derivatives are not separated.
The difference between the fair value of the borrowings due to shareholder and its nominal value at initial recognition was US$74 million, and was accounted for as the deemed contribution from shareholder. The borrowing is classified as level 3 in the fair value hierarchy (see Note 27(f)) due to the use of unobservable inputs, including own credit risk.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
24   Digital assets loan payable
	December 31, 2023	December 31, 2022
	US$’000	US$’000
Unsecured borrowing at FVTPL
Loan drawdown	5,062	—
Revaluations	1,102	—
	6,164	—
On September 18, 2023, the Group entered into a master XRP loan agreement with a third-party to borrow XRP for performing market making activities. The loan is subject to an annual interest rate of 5.50% with repayment period of 4 years. The Group and lender may terminate the loan agreement or reduce the loan balance at any time.
25   Share capital and share premium
	Number of shares ’000	US$’000
Ordinary shares of US$0.001 each Authorized
Class A common shares	250,000	250
Class C common shares	1,000,000	1,000
As of December 31, 2022	1,250,000	1,250
Ordinary shares of US$0.001 each Authorized
Class A common shares	1,000,000	1,000
Class C common shares	250,000	250
As of December 31, 2023	1,250,000	1,250
	Number of shares ’000	US$’000
Issued and fully paid
As of December 31, 2023 and 2022	225,000	3,787,108
26   Derivative financial instruments
	December 31, 2023	December 31, 2022
	US$’000	US$’000
Held for trading derivatives that are not designated in hedge accounting relationship:
Derivative financial assets
Digital currency perpetual contracts
– carrying amount	—	—
– notional amount	9,909	—

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27   Financial risk management
The Group’s major instruments include digital assets including loan receivables, convertible redeemable preference shares, borrowings, digital asset loan payables and amounts due to related parties. Details of the financial instruments are disclosed in respective notes. The risks associated with these instruments include market risk (currency risk, interest rate risk and other price risk), credit risk, liquidity risk, loss of access risk, irrevocability risk and hard fork and air drop risks, regulatory oversight risk. The policies on how to mitigate these risks are set out below. The management of the Group manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.
(a)
Credit risk

Credit risk arises from cash, cash equivalents, digital assets including loan receivable, other receivables and account receivables at amortized cost. Credit risk is managed on a group basis.
The Group’s cash, cash equivalents is potentially subject to concentration of credit risk. Cash, cash equivalents and digital assets are placed with financial institutions or third-party custodians which are of relatively high credit quality. The Group also holds digital assets with third-party digital asset custodians and performs a regular assessment of the custodians as part of its risk management process.
As of December 31, 2023 and December 31, 2022, the maximum exposure to credit risk is represented by the carrying amount of each financial asset. The Group does not provide any guarantees which would expose the Group to material credit risk.
The Directors of the Group consider the probability of default upon initial recognition of asset and whether there has been significant increase in credit risk on an ongoing basis during the period. To assess whether there is a significant increase in credit risk the Group compares risk of a default occurring on the assets as of the balance sheet date with the risk of default as of the date of initial recognition. Especially the following indicators are incorporated:
•
actual or expected significant adverse changes in business, financial economic conditions that are expected to cause a significant change to the company’s ability to meet its obligations;

•
actual or expected significant changes in the operating results of the company;

•
significant changes in the expected performance and behavior of the company, including changes in the payment status of the third-party.

As of December 31, 2023 and 2022, management considers cash and bank balances, other receivables and account receivables are assessed to be low credit risk as counterparties have adequate ability to meet their contractual cash flow obligations in the near term. The Group has assessed that the ECL for these receivables are immaterial under 12 months expected losses method. The Group has not experienced losses on these receivables and does not believe it is exposed to any significant credit risk with respect to these balances. Thus, for the year ended December 31, 2023, 2022 and 2021, no loss allowance provision for expected credit losses recognized for these balances was recognized for these balances.
Digital asset/fiat loan receivables — credit line facility
The digital asset loan receivable or fiat loan under Credit Line Facility are exposed to the credit risk of the borrowers. The credit line facility is a product that the Exchange provides to its eligible institutional customers who have gone through the onboarding process and wish to engage in trading on the Exchange using borrowed funds. The loan funds are provided by the Exchange out of its own inventories and are transferred into the borrowing customer’s spot account and are collateralized. Each loan made under the facility is negotiated individually with each borrower with respect to commercial terms such as interest rate, tenor, denomination of loan (fiat or digital asset loan), loan-to-collateral ratios (margin requirements), terms of any other credit support such as guarantees but all share common terms and conditions. Digital assets used for lending and collateral can only be of the types that are traded on the Exchange. Common terms and conditions include

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27   Financial risk management (continued)
(a)
Credit risk (continued)

grant of a security interest over the collateral (the borrower’s spot accounts assets) and other creditor’s rights to the Exchange such as the right to seize and sell the collateral upon default, margin maintenance requirements imposing obligation on the borrower to maintain sufficient collateral in the spot account at all times, and termination rights with notice by the Exchange with full repayment due. Each loan or facility is only approved by management of the Exchange based on review of contractual terms and credit risk assessment.
Credit assessment is performed on an individual transaction basis by reviewing the client credit worthiness and setting corresponding margin limit and maintenance level. In assessing whether the credit risk on digital asset loan receivable has changed significantly since initial recognition on an ongoing basis, the Group compares the probability of default occurring on the digital asset loan receivable at the reporting date with the probability of default at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.
These loans are collateralized by fiat and digital assets in the borrowers’ spot account with withdrawal limits up to the predetermined margin level and minimum collateral value requirements that must be met, and may additionally be backed by other acceptable credit support e.g. guarantee, in order to limit the credit risk associated to the digital asset loan receivables. The interest rates, interest payment dates and margin levels applicable to these digital asset loan receivables are also set by agreement with the relevant customer and may be different for each eligible customer depending on their risk profile and other factors as determined by the Exchange.
The composition of collateral (digital asset and fiat) in the borrowers’ spot account may vary depending on the trading activities executed by the borrowers from time to time. The value of underlying collaterals may fluctuate over the loan term. Therefore, exposures and collateral values are monitored daily, to ensure that the margin requirement is always met.
The loan is deposited into customers’ spot account directly for the sole purpose of trading on the platform. Borrowers are required to have an amount of collateral in their spot account sufficient to meet an initial margin level at inception. At all times during the term of the digital asset loan receivables under credit line facility, customers are required to ensure that the total value of assets in their spot account does not fall below the maintenance level. The Exchange monitors the borrowers spot accounts daily. In the event the Exchange issues a maintenance margin call to the customer, the customer has 48 hours to either top up its account by transferring further digital assets or fiat into their spot accounts in order to meet the maintenance margin level or reduce the loan amount. If at any time the value of collateral in a customer’s account falls below the agreed urgent margin level, the Exchange provides a notice to the customer to top up its account to the maintenance margin level within 24 hours (a shorter timeframe than the curing period for the maintenance margin).
The Exchange is entitled to exercise rights to sell or liquidate the collateral in the borrowers’ spot account if the borrowers fail to maintain the value of the collateral in their spot account at the pre-agreed margin level within a specified time. The Group is entitled to access customer assets upon default as the Group has the lender’s rights under security interests and operationally, the Group or the custodian controls the keys to the digital asset omnibus wallets and the omnibus bank accounts are in the name of the Group not the customers. As a result, the Group may be exposed to credit risk from the shortfall arising from the market volatility of underlying collaterals in spot accounts during the maintenance margin call period i.e. 48 hours. The potential credit risk exposure is further mitigated by the guarantee obtained from the borrower or borrower’s parent company.
The effect of credit risk is priced into the terms of a loan at inception through the interest rate the Exchange charges the borrower which may vary depending on maintenance margin level, guarantee level,

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27   Financial risk management (continued)
(a)
Credit risk (continued)

creditworthiness of guarantor and other factors that impact credit risk. The digital asset loan receivables terms do not include provisions that reset pricing or cash flows due to changes in credit risks. As a result, the Exchange re-evaluates the credit risk assessment on a regular and ad-hoc basis.
The margin levels (maintenance and urgent margin levels) may be different for each customer depending on their risk profile or other factors as determined by the Exchange. The Group also applies valuation percentage / haircut on certain type of digital assets if it is less liquid or thinly traded when calculating the value of collateral in a customer’s spot account. The haircut on collateral will effectively increase the margin requirement for the same margin level thereby reducing the impact from credit risk on fair value of loan receivables. As of December 31, 2023 and 2022, no haircut was applied on the collateral for calculating margin maintenance level.
Given the credit exposure is monitored daily and the Exchange can enforce the guarantee, if any, to repay the shortfall when there is a default event, the allowance for expected credit losses is determined by multiplying the loss given default and the exposure at default with the default probability of the guarantor. For the years ended December 31, 2023, 2022 and 2021, the allowance was inconsequential given the digital asset loan was protected by 100% maintenance margin levels, short margin call recovery period or guarantees from the parent company of the borrower which is considered to be creditworthy by the Group.
There has been no change in the estimation techniques or significant assumptions made during the current reporting period in assessing the allowance for expected credit losses on digital asset loan receivable.
The Group closely monitors and marks downward adjustments to the carrying amounts of digital asset loan when there is information indicating that the borrower is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the borrower has been placed under liquidation or has entered into bankruptcy proceedings. Loans significantly marked down may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in the consolidated statement of profit or loss.
Digital asset loan receivables balance as of December 31, 2023 and 2022 were due from four and two non-related institutional customers, respectively, who actively trade on the Exchange. Apart from this, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.
As of December 31, 2023 and 2022, the margin ratio of outstanding loan balances has consistently remained above the initial margin requirement.
Digital asset/fiat loan receivables — margin services in the Exchange
In August 2023, the Exchange launched an Updated Margin Service to enhance capital efficiency for clients involved in leveraged trading. This service allows clients to lend their idle assets (referred to as Lenders) and provides funding for trading activities to other clients (referred to as Borrowers). Margin loans obtained through this service are exclusively intended for trading on the Exchange platform and are backed by collateral in the form of client assets held on the Exchange. These loans are subject to margin call and liquidation mechanisms to effectively manage risk.
Loans within the Updated Margin Service can be denominated in supported fiat currencies or digital assets. The Exchange acts as the principal for this service, with client lenders providing loans to the Exchange, which are then lent to client borrowers. Loans from client lenders are limited recourse loans solely to the Group, meaning that the Group’s liability is strictly limited to the corresponding amount(s) received from the respective borrower(s). Conversely, loans provided by the Group to client borrowers are full recourse loans.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27   Financial risk management (continued)
(a)
Credit risk (continued)

In the event of a client borrower’s insolvency, if the borrower or their liquidator recovers any payments made to the Exchange, the Exchange retains the right to reclaim the corresponding amount from the client lender. Additionally, the Exchange has the authority to deduct assets from a client lender’s account in the event of a borrower clawback. Should a lender wish to pursue a borrower directly, the Exchange also has the capability to assign margin loans to client lenders in case of default.
The credit risk associated with the Updated Margin Service is borne by the Lenders. If a Borrower defaults on a loan and the Lender wishes to take action against the Borrower, the Exchange will assign the margin loan to the Lender, enabling them to pursue the Borrower directly. The terms and conditions of the service outline various enforcement actions that the Exchange may take, including accelerating and demanding repayment of margin loans, enforcing security interests over collateral, and suspending or terminating a Borrower’s use of the Updated Margin Service.
The Updated Margin Service is primarily designed for institutional or professional investor clients, and no credit risk assessment is conducted on clients. Instead, credit risk management is achieved through the liquidation engine and collateral haircuts. While efforts have been made to mitigate credit risk, market events can still lead to Borrower defaults that cannot be liquidated quickly enough on the Exchange. In such cases, a debt is owed by the Borrowers to the Exchange, and consequently, to the Lenders who provided the relevant assets for the margin loan. The terms and conditions specify the enforcement actions the Exchange will take, such as demanding repayment of margin loans and enforcing security interests over collateral, to address default scenarios.
To further manage credit risk, the Group is developing a Risk Engine that incorporates an external price feed. This Risk Engine aims to support partial liquidations, mitigating the market impact of default scenarios. The Group adopts a conservative approach in setting risk parameters for the Updated Margin Service, including limiting the maximum initial leverage to 3x at inception, using conservative collateral weightings, and imposing a maximum borrow size based on daily volumes. The Risk Engine parameters are subject to change with approval from the Exchange.
To accommodate different levels of leverage, the Exchange has established specific Margin Requirements. These requirements are consistently calculated and compared against the client’s Margin, determining its status displayed as a Health indicator. This status also dictates any necessary actions. If the margin falls below the Warning Margin Requirement, the borrower’s account status is updated to Caution, and they receive a Margin Call notification.
Margin Requirements are carefully calculated, considering various factors such as borrowed assets, perpetual positions, limit orders, AMM Instructions, and unsettled perpetual losses. The purpose of the Margin Requirement (e.g., Initial Margin) and the product being traded (e.g., Perpetuals) play a crucial role in determining the precise leverage value used in the calculation.
As of December 31, 2023 and 2022, the Exchange has not experienced any default, past due and write-off of principal or interest with regard to the fiat and digital asset loan receivable.
For the year ended December 31, 2023 and 2022, no fiat or digital asset loan was modified for which the allowance for expected credit losses has been changed.
Liquidation involves reducing the borrowed value to increase collateral when the value of the collateral falls below a predetermined threshold. Borrowers are exposed to the risk of default if the market moves unfavorably, while lenders may incur potential losses if borrowers fail to fulfill their loan obligations.
When the Health Indicator reaches a specific level, the Exchange’s advanced Liquidation Engine takes control. It exercises security interests over collateral posted on the Exchange and initiates partial or full liquidation of

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27   Financial risk management (continued)
(a)
Credit risk (continued)

the borrower’s position by selling assets at prices closely aligned with prevailing market rates. This automated process follows a prioritized sequence of actions, including canceling open orders, closing derivative positions, converting collateral assets into more liquid forms, repaying unsettled losses, and finally settling and closing open margin loans.
As of December 2023, all margin posted by the borrowers on the Exchange has remained above the initial margin requirement, indicating a health grade loan portfolio.
The Group considers a digital asset loan receivable or fiat loan to be in default when the borrower fails to make contractual payments or satisfy any margin call when they fall due. In assessing credit risk in applying fair value, the Group considers detrimental impact on the estimated future cash flows of that loan have occurred such as when there is:
•
Significant financial difficulty of the borrower

•
A breach of contract, such as a default or past due event

The Group closely monitors and mark the digital asset loan receivable to fair value when there is information indicating that the borrower is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the borrower has been placed under liquidation or has entered into bankruptcy proceedings. Loans significantly marked down may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any revaluation made is reflected in the fair value of the digital asset loan receivables and recognized in the consolidated statement of profit or loss.
As of December 31, 2023 and 2022, the Group has not experienced any default loss from any of its digital asset loan receivables and fiat loans and past due.
For the years ended December 31, 2023 and 2022, no digital asset loan receivable or fiat loans was modified. In addition, no loans were significantly marked down during these two periods.
(b)
Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations arising from its financial liabilities that are settled by delivering cash or other financial assets. It is the Group’s policy to regularly monitor its liquidity requirements and its compliance with any lending covenants, and to secure adequate funding and sufficient cash reserves to match with the cash flows required for working capital and investing activities.
The Group believes that its current holdings of cash, cash equivalents, and digital assets held — financial assets are adequate to fulfill its anticipated financial obligations and strategic objectives in the foreseeable future, encompassing both operational expenditures and capital investments.
The table below analyses the Group’s undiscounted cash flows on a) non-derivative financial liabilities and b) net settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows, into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27   Financial risk management (continued)
(b)
Liquidity risk (continued)

	Less than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total undiscounted cash flow	Carrying amount as of December 31, 2023
	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2023
Other payables and accruals	23,512	—	—	23,512	23,512
Lease liabilities	4,416	8,003	691	13,110	11,487
Digital assets loan payable	—	6,164	—	6,164	6,164
Borrowings from shareholders	34,866	558,976	—	593,842	422,750
Convertible redeemable preference shares	—	47,879	—	47,879	47,879
Provision for reinstatement costs	155	—	—	155	152
Payable to customers in AMMI service and spot account – cash	62	—	—	62	62
Safeguarding digital asset liabilities	117,553	—	—	117,553	117,553
Tax payables	1,251	—	—	1,251	1,251
Amounts due to related parties	4,375	—	—	4,375	4,375
	186,190	621,022	691	807,903	635,185
	Less than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total undiscounted cash flow	Carrying amount as of December 31, 2022
	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2022
Other payables and accruals	18,894	—	—	18,894	18,894
Lease liabilities	3,988	10,952	1,405	16,345	14,128
Convertible redeemable preference shares	1,282,956	—	—	1,282,956	1,282,956
Provision for reinstatement costs	—	156	—	156	145
Payable to customers in AMMI service and spot account – cash	66,084	—	—	66,084	66,084
Safeguarding digital asset liabilities	133,012	—	—	133,012	133,012
Tax payables	274	—	—	274	274
Amounts due to related parties	7,719	—	—	7,719	7,719
	1,512,927	11,108	1,405	1,525,440	1,523,212

(c)
Digital asset risk

(i)
Risks with respect to customers’ digital assets and safeguarding digital assets

The Group receives transfers of digital assets from customers, which the Group hold in a custodial capacity. Customers’ digital assets are held in their spot, margin or AMMI service accounts.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27   Financial risk management (continued)
(c)
Digital asset risk (continued)

(i)
Risks with respect to customers’ digital assets and safeguarding digital assets (continued)

The Group treats customers’ digital assets under AMMI as customer segregated inventories of the Group based on the Group’s ability to control the assets, and recognizes a corresponding liability representing the payable to customers. See Note 13 (c) for the details of customer segregated inventory.
In relation to digital assets in customers’ spot and margin accounts (excluding digital assets of the Group held in spot accounts), the Group does not recognize it (including digital assets held — financial assets) on the balance sheet.
The table below shows the fair value as of December 31, 2023 and December 31, 2022 for each digital asset maintained by customers in their trading accounts.
Digital Assets in customers’ spot and margin accounts	December 31, 2023	December 31, 2022
	US$’000	US$’000
USDC	41,171	—
BTC	33,919	94,125
ETH	20,346	33,228
USDT	8,516	—
Others (Note)	13,601	5,659
Total	117,553	133,012
Note: Any digital asset that individually is less than 5% of total value of all digital assets in customers’ trading accounts (excluding the Group’s own trading accounts) are grouped together as “Others”.
Custodying customers’ digital assets exposes the Group and its customers to unique risks and uncertainties, including technological, legal and regulatory risks and uncertainties, that could result in the loss of customers’ digital assets with or without a corresponding reduction in the Group’s associated liabilities owed to customers.
The Group holds all customers’ digital assets (including spot, margin, perpetual contract and AMMI service accounts) in a custodial capacity in omnibus wallets that are segregated from the Exchange’s own assets. The Group does not offer customers individual wallets or their own keys. The omnibus wallets are maintained by a single third-party custodian appointed by the Group that also provides the software for the back-end infrastructure and related services. This custody solution involves a combination of cold wallets that are fully managed by the third-party custodian, and warm and hot wallets which are multi-signature and involve multiple private keys jointly controlled by the Group and the third-party custodian. Under the omnibus wallet structure, the custodian’s records of customer transactions are limited to records of transfers to and from the omnibus wallets that are not identified to a specific customer, and it is the Group that maintains (by itself or through service providers) customer level specific data including data for transactions on the exchange.
Reliance on a single third-party custodian that provides the software and a wallet structure where all customers’ digital assets are managed in the omnibus wallets through keys held either solely by the custodian or in conjunction with the Group presents concentration and dependency risk on a single service provider. In addition, any compromise such as damage or loss of the security including the private keys held by the custodian and/or the Group could result in loss to all customers’ digital assets under the omnibus wallet structure as the private keys are not at individual customer account level.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27   Financial risk management (continued)
(c)
Digital asset risk (continued)

(i)
Risks with respect to customers’ digital assets and safeguarding digital assets (continued)

The custodial role undertaken by the Group with respect to customers’ digital assets is structured legally as a trust under Gibraltar law where the Group owes legal and contractual obligations to customers to safeguard the assets. In addition, the Group may only have an unsecured claim against the third-party custodian in connection with any loss of the digital assets and is dependent on the custodian procuring insurance arrangements where the Group is the beneficiary. This may impact the ability to recover any losses from the third-party custodian. The Group adopts this same structure for all types of customers’ digital assets, potentially exposing the customers to loss to the extent the Group is unable to recover fully from the custodian for any losses.
The Group operates one Exchange for all of its customers. The Exchange is licensed under Gibraltar’s Distributed Ledger Technology Regulatory Framework; however, the Exchange may require regulatory licenses and approvals from multiple jurisdictions that the Group does not currently have. The Group may be exposed to legal and regulatory risks as a result, including its ability to maintain or obtain required licenses or approvals in another jurisdiction including Gibraltar. The Group may be required to modify the way it provides custody services, or may not be able to extend the custody services to certain customer segments or in certain jurisdictions if it fails to obtain the required local approvals or licenses or be forced to suspend or stop providing such services in jurisdictions where they are currently available, adversely impacting the Group’s ability to access customers’ digital assets. The third-party custodian may also be exposed to the risk of unclear legal and regulatory treatment regarding the custody of customer assets. Potential legal or regulatory action taken upon the third-party custodian could include the seizure or freezing of digital assets and the suspension of custody services, which could impact on Group’s ability to access customers’ digital assets.
As of December 31, 2023 and December 31, 2022, the Group has not experienced any loss from any of its customers’ digital asset.
(ii)
Loss of access risk

The loss of access to the private keys associated with the Group’s digital asset holdings may be irreversible and could adversely affect the future operation. Digital assets are controllable only by an individual that possesses both the unique public key and private key or keys relating to the “digital wallet” in which the digital asset is held. To the extent a private key is lost, destroyed or otherwise compromised and no backup is accessible the Group may be unable to access the digital assets. It is the policy of the Group to conduct due diligence surrounding private key management performed by custodians as part of the onboarding process in order to mitigate this risk.
(iii)
Irrevocability of transactions

Digital asset transactions are irrevocable and if stolen or incorrectly transferred digital assets may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Group may not be capable of seeking compensation. The Group seeks to mitigate risk by establishing policies and procedures to require a careful review of each transaction before execution.
(iv)
Hard fork and air drop risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the protocol, significant security breach, or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a digital asset held by the Group, it is expected that the Group would hold an equivalent amount of the old and new digital asset following the hard fork.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27   Financial risk management (continued)
(c)
Digital asset risk (continued)

(iv)
Hard fork and air drop risks (continued)

Air drops occur when the promoters of a new digital asset send amounts of the new digital asset to holders of another digital asset that they will be able to claim a certain amount of the new digital asset for free.
The Group may not be able to realize the economic benefit of a hard fork or air drop, either immediately or ever, for various reasons. For instance, the Group may not have any systems in place to monitor or participate in hard forks or airdrops. Therefore, the Group may not receive any new digital assets created as a result of a hard fork or airdrop, thus losing any potential value from such digital assets.
The Bullish Exchange’s terms of service provide that the Exchange will use reasonable endeavors to give customers notice of any upcoming hard forks or airdrops of which it is aware that may affect the digital assets that are offered on the Exchange, together with details about the ongoing support (if any) that the Exchange intends to offer for the respective branches of the underlying software protocol and associated digital assets that emerge from such hard fork or airdrop. The Exchange’s terms of service also provide that the Exchange has no responsibility to support any new digital assets generated as a result of a hard fork or airdrop, or make such new digital assets available to customers, and if it decides to support a fork, the Exchange may charge additional transaction fees for such service.
For the digital assets held for the Group’s own account or for its customers, the Group actively monitors (i) protocol developments for digital assets including proposed changes or improvements in the underlying protocols of digital assets or proposed permanent substantial software modifications to the blockchain associated with the digital asset and (ii) traditional and social media for announcements on hard forks and airdrops. As each hard fork and airdrop is different and the value and utility of hard forks and airdrops may vary significantly, in order to decide whether or not the Group will support or cease supporting any branches or digital assets resulting from a hard fork or airdrop, the Group adopts a risk-based approach and evaluates hard forks and airdrops on a case-by-case basis against its approval policies. In its assessment, the Group conducts a technical evaluation of a hard fork or airdrop by considering many factors, including but not limited to the technical stability of a hard fork or airdrop, whether the hard fork provides replay protection from the original fork so that transactions on each chain are invalid on the other chain, whether the hard fork provides wipeout protection from the original fork so that the new chain cannot be “wiped out” by the original chain, the strength of the hard fork’s mining capacity and the quality of the technical team making the protocol development.
For the years ended December 31, 2023, 2022 and 2021, there was no material unrecognized digital assets or loss relating to a hard fork or airdrop. In addition, the Group has not supported any airdrops or forks nor has recognized any airdropped or forked digital assets for the years ended December 31, 2023, 2022 and 2021.
(d)
Regulatory oversight risk

Regulatory changes or actions may restrict the use of digital assets or the operation of digital asset networks or exchanges in a manner that adversely affects investments held by the Group. The Group consistently engages with external legal counsels or regulatory advisors to understand any updates on the regulatory landscape which might have impacts on our businesses.
(e)
Market risk

Market risk is the potential for loss resulting from unfavorable market movements, which can arise from changes in various market factors as follows:

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27   Financial risk management (continued)
(e)
Market risk (continued)

(i)
Price risk of digital assets

Digital asset prices are volatile and affected by various factors including global supply and demand, interest rates, exchanges rates, inflation or deflation and the political and economic conditions. Supply and demand for such assets rapidly change from time to time affecting by regulations and general economic trends. A decline in the market prices of digital assets could impact the Group’s future operations. The management of the Group constantly monitors the exposure in response to the market conditions.
Exposure
Digital assets that the Group deals within its operating activities are digital assets such as BTC, EOS and ETH which can be traded in a number of public exchanges or through over-the-counter market. The Group’s exposure to price risk arises from digital assets and intercompany receivables which are both measured on fair value basis.
(ii)
Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing financial assets. The Group manages its interest rate exposures by assessing the potential impact arising from any interest rate movements based on interest rate level and outlook.
The Group is exposed to interest rate risk in relation to cash balances deposited at a financial institution.
Interest rate sensitivity analysis
The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the reporting date. A 50 basis point increase/decrease represents management’s assessment of the reasonable possible change in interest rate.
If interest rates had been 50 basis points higher/lower with all other variables were held constant, the Group’s profit for the year ended December 31, 2023 would have been US$0.9 million (2022: US$3,320 million) lower/higher.
(iii)
Currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise.
Since the currencies of financial assets and financial liabilities are primarily the functional currency of the respective company. Overall currency risk of the Group would be minimal and no sensitivity analysis is presented.
(f)
Fair value estimation

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:
•
Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•
Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27   Financial risk management (continued)
(f)
Fair value estimation (continued)

Management determined the fair value of digital assets as follows:
•
The Group determines the fair value of digital assets held for inventories using mid-market convention derived from quoted bid and ask prices on the Bullish Exchange hence within Level 1.

•
For the fair value of payables to customers in AMMI service account and investment in financial assets, they are determined using quoted prices in active markets for similar assets or models utilizing market observable inputs which is based on Level 2 inputs.

•
For the digital asset loan receivable under the Credit Line Facility and the Exchange’s margin services, it is measured based on the assumption that repayment of the loan is demanded at the measurement date. The digital asset loan receivable is initially recognized and remeasured on each reporting date at its fair value of the digital assets lent less any allowance expected credit losses based on its characteristics and the value of the collateral.

•
The fair value of borrowings is calculated using the Monte Carlo simulation method, factoring in properties of the Bitcoin Reference Price. Each simulation predicts the Reference Price at Repayment Date, the forgiven amount, and the final repayment sum, based on the specific terms. The valuation’s key components include the Bitcoin Reference Price, repayment terms, and the discount rate. Due to the method’s reliance on less observable inputs, like expected volatility and bond yield, the estimated fair values are classified as Level 3 within the fair value hierarchy.

The following table presents the Group’s digital assets and financial liabilities at FVTPL that are measured at fair value:
	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
As of December 31, 2023
Assets
Investments in financial assets	—	1,103	—	1,103
Digital assets held – inventories	1,289,346	—	—	1,289,346
Digital assets held – financial assets	253,663	—	—	253,663
Digital assets held – loan receivable	—	17,696	—	17,696
Safeguarding digital assets	—	117,553	—	117,553
	1,543,009	136,352	—	1,679,361
Liabilities
Borrowings from shareholders	—	—	422,750	422,750
Digital assets loan payable	—	6,164	—	6,164
Payable to customers in AMMI service and spot account – cash	62	—	—	62
Safeguarding digital asset liabilities	—	117,553	—	117,553
	62	123,717	422,750	546,529

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
27   Financial risk management (continued)
(f)
Fair value estimation (continued)

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
As of December 31, 2022
Assets
Digital assets held – inventories	1,658,274	—	—	1,658,274
Digital assets held – financial assets	28,894	—	—	28,894
Digital assets held – loan receivable	—	83,592	—	83,592
Safeguarding digital assets	—	133,012	—	133,012
	1,687,168	216,604	—	1,903,772
Liabilities
Payable to customers in AMMI service and spot account – cash	66,084	—	—	66,084
Safeguarding digital asset liabilities	—	133,012	—	133,012
	66,084	133,012	—	199,096

(i)
Reconciliation of Level 3 fair value measurements of financial instruments

Borrowings from shareholders
US$’000
As of December 31, 2022	—
Drawdown	496,729
Deemed contribution from shareholders	(73,979)
As of December 31, 2023	422,750

(ii)
The inputs into the Monte Carlo model are as follows:

Description	Valuation technique(s)	Significant unobservable input(s)	Relationship and sensitivity of unobservable inputs to fair value
Borrowings from shareholders	Monte Carlo simulation method with unobservable inputs i.e. expected volatility and bond yield (discount rate).	Expected volatility: 50% Bond yield of the Company: 7.0%
The higher the expected volatility and bond yield, the lower the fair value. If the expected volatility was 10% higher/lower and bond yield was 1.0% higher/lower while all other variables were held constant, the fair value would decrease /increase by $42 million as of December 31, 2023.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
28   Capital risk management
The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
The capital structure of the Group consists of convertible redeemable preferences shares and equity attributable to owners of the Group, comprising issued share capital, retained profits and other reserves.
The management reviews the capital structure on an regular basis. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. Based on recommendations of the management, the Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs.
29   Earnings/(loss) per share
The calculation of the basic and diluted earnings/loss per share is based on the following data:
	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
	US$’000	US$’000	US$’000
Earnings/(loss)
Earnings/(loss) for the purpose of basic and diluted earnings/(loss) per share being net income/(loss) attributable to owners of the Group	1,299,167	(4,245,884)	(1,401,247)
Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings/(loss) per share	225,000	225,000	225,000
Effects of dilutive convertible redeemable preference shares	19,369	—	—
Weighted average number of ordinary shares for the purposes of diluted loss per share	244,369	225,000	225,000
In periods where the Company has a net loss, no dilutive convertible redeemable preference shares are included in the calculation for diluted shares as they are considered anti-dilutive. The Company’s weighted average number of anti-dilutive convertible redeemable preference shares for the years ended December 31, 2023, 2022 and 2021 was 19,368,674, 73,102,968 and 72,920,776, respectively.
30   Share-based payments
	Note	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
		US$’000	US$’000	US$’000
Share-based payments related to advisor	(i)	(11,608)	7,674	25,319
Share-based payments related to employees		17,781	10,115	19,476
Total		6,173	17,789	44,795

(i)
Reversal of Tranche 2 options expense amortization of US$12.4 million as a Delivery Event is unlikely to occur on or before February 16, 2024

The Group’s equity incentive plan (the “Plan”) was adopted pursuant to a Board resolution passed on December 30, 2020. The Plan allows for the granting of stock options and restricted stock units (“RSUs”) to management, employees, advisors and other key service providers selected by the Group.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30   Share-based payments (continued)
The Plan provides for the granting of stock options and RSUs exercisable into a maximum of 25,000,000 Class C common shares in the capital of Bullish Global.
Options under the Plan may be granted for contractual period of up to ten years and at prices determined by the Board of Directors. Options granted under the Plan vest over 3 years at a rate of 1/36 per month or such other vesting schedule as is determined by the board of the Group. However, in the event of a corporate transaction that results in a change of control or a listing, the stock options will be locked up for a specified period after the triggering event.
In May 2023, the Group passed a Board resolution to adopt an equity incentive plan to senior management (the “Senior Management Plan”). The Senior Management Plan allows for the granting of Class A restricted units and Class B incentive units of BMC1 to the senior management personnel of the Group, which constitutes to 6.0% total potential ownership of BMC1. The vesting of restricted units and incentive units will result in a reduction of the Group’s effective interest in BMC1 and respective non-controlling interests is recognized.
Grants under the Senior Management Plan comprised of three tranches. Tranche 1 related to restricted stocks that vest over 5 years at a rate of 1/5 per year. Profits incentive units vested under Tranche 2 and 3 have both time and performance conditions.
In June 2023, the Group passed a Board resolution to adopt a new equity incentive plan (the “2022 Plan”). The 2022 Plan allows for the granting of stock options to management, employees, advisors and other key service providers selected by the Group.
Options under the 2022 Plan may be granted for contractual period of up to ten years and at prices determined by the Board of Directors. Options granted under the 2022 Plan vest over either (i) 2 years at a rate of 1/2 per year; or (ii) 4 years at a rate of 1/4 per year; or such other vesting schedule as is determined by the board of the Group. However, in the event of a corporate transaction that results in a change of control or a listing, the stock options will be locked up for a specified period after the triggering event.
Equity-settled stock option plan to advisor
On February 16, 2021, an advisory agreement (“Advisory Agreement”) has been signed with a key advisor of the Group in which a total of 4,500,000 options were granted to the advisor. 1,125,000 options vested on the grant date and 1,125,000 options will vest as to 1/36th each month from date of grant for a period of 3 years (“Tranche 1”). The remaining 2,250,000 options shall vest 1/36th each month over a 3-year period, but will be subjected to the occurrence of an Initial Public Offering (“IPO”) (“Tranche 2”), failure to meet the IPO condition during the 3-year service period will lead to the lapse of Tranche 2 options regardless of whether the Tranche 2 options have vested in accordance with the service period or not. Any cash dividend paid by the Group prior to the full exercise of the options that results in a dividend yield in excess of 5% (calculated on the basis of the exercise price) for the financial year in which such payment is made shall trigger an adjustment of the exercise price to take into account the value of such cash dividends that would have been paid on the shares under the option.
On January 8, 2023, the Group has terminated the Advisory Agreement with the key advisor. Tranche 1 options that have not vested shall continue to vest, while Tranche 2 options that have not vested shall immediately lapse on January 8, 2023. Number of unvested Tranche 2 options amounted to 875,000.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30   Share-based payments (continued)
A summary of advisor option activity for the years ended December 31, 2023 and 2022 is as follows:
	December 31, 2023		December 31, 2022		December 31, 2021
	Number of stock options	Weighted average exercise price US$	Number of stock options	Weighted average exercise price US$	Number of stock options	Weighted average exercise price US$
Outstanding at beginning of year	4,500,000	14.35	4,500,000	15.05	—	—
Granted during the year	—	—	—	—	4,500,000	16.00
Cancelled during the year	(875,000)	14.35	—	—	—	—
Outstanding at the end of year	3,625,000	7.99	4,500,000	14.35	4,500,000	15.05
Exercisable at the end of year	2,187,500		1,812,500		1,437,500
On February 16, 2021, 4,500,000 options were granted with exercise price of US$16. On March 18, 2021, the Board of Directors declared the payment of cash dividends of US$1.65 per fully paid ordinary share and preference shares. As a result, the exercise price has been adjusted to US$14.35.
On April 11, 2023, the Board of Directors declared the payment of cash dividends of US$8.80 per fully paid ordinary share and preference shares. The exercise price has been further adjusted to US$5.55.
The options outstanding as of December 31, 2023 had a weighted average exercise price of US$7.99, and a weighted average remaining contractual life of 0.38 years. The inputs into the binomial model are as follows:
	December 31, 2023	December 31, 2022	December 31, 2021
Weighted average share price	US$7.24	US$15.96	US$21.57
Weighted average exercise price	US$14.35	US$14.35	US$15.05
Expected volatility	70% – 108%	70% – 98%	75% – 86%
Expected life	1.63 years	2.00 years	2.96 years
Risk-free rate	4.2%	2.5%	0.4%
Expected dividend yields	0%	0%	0%
Expected volatility was determined by calculating the historical volatility of the comparable companies’ share prices. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability and behavioral considerations.
Equity-settled share plan to employees
2021 Equity-settled share plan to employees
From time to time commencing July 2021, the Group granted RSUs and stock options (together with RSUs “compensatory equity awards”) to eligible employees of the Group and/or its subsidiaries, employees of Block.one and/or its subsidiaries, and other service providers (“the Participant”). These awards are pursuant to the Plan that authorized up to 25,000,000 Class C common shares of Bullish Global to be issued under the compensatory equity awards. As of December 31, 2023, a total of 699,931 RSUs and 3,739,268 stock options have been awarded under the Plan. Options and RSUs generally vest 1/36 per month from the date of grant and is subject to additional terms and conditions including exercise periods, lapse and forfeiture.
The fair value of the employee and consultancy services received in exchange for the grant of the compensatory equity awards is recognized as an expense with a corresponding increase in share based payment reserve. The total amount to be expensed is determined by reference to the fair value of the options and RSUs granted. The

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30   Share-based payments (continued)
total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.
In June 2023, the Group has announced a reduction of exercise price. The exercise price of all the unexercised options (whether vested or unvested) shall be reduced from US$18.99 per share to US$7.00 per share, with effect on and from the date (“Adjustment Date”) that is the earlier of (a) the date of a Delivery Event and (b) the date of final vesting of the options, provided in all cases that the Participant is an eligible employee or service provider to the Group on the Adjustment Date.
2022 Equity-settled share plan to employees
In June 2023, the Group granted stock options to eligible employees of the Group and/or its subsidiaries, employees of Block.one and/or its subsidiaries, and other service providers. As of December 31, 2023, a total of 3,150,352 stock options have been awarded under the Plan. Options generally vest 1/2 or 1/4 per year from the date of grant and is subject to additional terms and conditions including exercise periods, lapse and forfeiture.
The fair value of the employee and consultancy services received in exchange for the grant of the compensatory equity awards is recognized as an expense with a corresponding increase in share based payment reserve. The total amount to be expensed is determined by reference to the fair value of the options granted. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.
Details of the stock options and RSUs outstanding during the period are as follows.
	December 31, 2023		December 31, 2022		December 31, 2021
Stock options relating to ordinary shares of the Group	Number of stock options	Weighted average exercise price US$	Number of stock options	Weighted average exercise price US$	Number of stock options	Weighted average exercise price US$
Outstanding at beginning of the year	2,327,194	18.99	2,937,736	18.99	—	18.99
Granted during the year	3,150,352	12.88	494,758	18.99	3,289,211	18.99
Forfeited during the year	(276,352)	12.88	(1,105,300)	18.99	(351,475)	18.99
Modified during the year	(44,701)	12.88	—	N/A	—	N/A
Outstanding at the end of the year	5,156,493	12.88	2,327,194	18.99	2,937,736	18.99
Exercisable at the end of the year	—		—		—
	December 31, 2023	December 31, 2022	December 31, 2021
RSUs relating to ordinary shares of the Group	Number of RSUs	Number of RSUs	Number of RSUs
Outstanding at beginning of the year	470,139	452,899	—
Granted during the year	—	131,873	544,385
Forfeited during the year	(90,015)	(114,633)	(91,486)
Modified during the year	23,673	—	—
Outstanding at the end of the year	403,797	470,139	452,899

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30   Share-based payments (continued)
The options outstanding as of December 31, 2023 had a weighted average exercise price of US$12.88, and a weighted average remaining contractual life of 8.76 years. The inputs into the binomial model are as follows:
	December 31, 2023	December 31, 2022	December 31, 2021
Weighted average share price	US$9.32	US$13.59	US$19.27
Weighted average exercise price	US$12.88	US$18.99	US$18.99
Expected volatility	73% – 83%	76% – 85%	76% – 87%
Expected life	10 years	9.8 years	9.92 years
Risk-free rate	3.3%	2.8%	1.2%
2023 Equity-settled share plan to senior management
In 2023, the Group granted the senior management an award of restricted shares covering a target of 4,787,234 shares (“Restricted Units”) of Class A common shares of BMC1, a wholly owned subsidiary of the Group. The Tranche 1 is subject to their continued employment through the applicable year end dates until December 31, 2027. Upon termination of employment, all unvested shares shall be immediately forfeited and cancelled for no consideration. The total grant date fair value of this share plan was US$21 million.
In addition, the Group granted the senior management a total of 9,574,468 shares of Class B (“Incentive Units”) of BMC1. Up to 50% of the Incentive Units is subject to vesting based upon achievement of certain performance requirements and service condition in which it is subject to their continued employment until December 31, 2027. For the remaining 50% of the Incentive Units, vesting of the award is dependent on both performance-based and delivery event conditions being met. The total grant date fair value of this share plan was US$6 million.
Details of the Restricted Units and Incentive Units outstanding during the period are as follows.
	December 31, 2023	December 31, 2022	December 31, 2021
Restricted Units relating to Class A of BMC1	Number of restricted units	Number of restricted units	Number of restricted units
Outstanding at beginning of year	—	—	—
Granted during the year	4,787,234	—	—
Outstanding at the end of the year	4,787,234	—	—
	December 31, 2023	December 31, 2022	December 31, 2021
Incentive Units relating to Class B of BMC1	Number of incentive units	Number of incentive units	Number of incentive units
Outstanding at beginning of year	—	—	—
Granted during the year	9,574,468	—	—
Outstanding at the end of the year	9,574,468	—	—
The inputs into the Monte Carlo model are as follows:
	December 31, 2023	December 31, 2022	December 31, 2021
	Restricted Units & Incentive Units
Expected return	3.7%	N/A	N/A
Expected volatility	70% – 80%	N/A	N/A
Expected dividend yield	0	N/A	N/A

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
30   Share-based payments (continued)
For the years ended December 31, 2023, 2022 and 2021, the Group recognized total income of US$11.6 million, expense of US$7.7 million and expense of US$25.3 million, respectively, related to equity-settled share-based payments to advisor.
For the years ended December 31, 2023, 2022 and 2021, the Group recognized total expenses of US$17.8 million, US$10.1 million and US$19.5 million, respectively, related to equity-settled share-based payments to employees and senior management.
31   Reconciliation of liabilities arising from financial activities
The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated cash flow statement as cash flows from financing activities.
		Financing cash flows				Non-cash changes
	January 1, 2023	Loan drawdown via cash	Repayment	Redemptions via cash	Payment of dividend	Loan drawdown via digital assets excl. deemed contribution	Redemptions via digital assets	Reclassification to provision for reinstatement costs	New leases	December 31, 2023
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Convertible redeemable preference shares	1,282,956	—	—	(714,565)	(48,152)	—	(472,360)	—	—	47,879
Borrowings from shareholders	—	43,000	—	—	—	379,750	—	—	—	422,750
Digital assets loan payable	—	—	—	—	—	6,164	—	—	—	6,164
Lease liabilities	14,128	—	(3,460)	—	—	—	—	(7)	826	11,487
Provision for reinstatement costs	145	—	—	—	—	—	—	7	—	152
Total liabilities from financing activities	1,297,229	43,000	(3,460)	(714,565)	(48,152)	385,914	(472,360)	—	826	488,432
	Financing cash flows			Non-cash changes
	January 1, 2022	Loan drawdown via cash	Repayment	Amortization of convertible redeemable preference shares	Reclassification to provision for reinstatement costs	New leases	Lease interest expense	December 31, 2022
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Convertible redeemable preference shares	1,166,324	—	—	116,632	—	—	—	1,282,956
Short term borrowings	—	225,000	(225,000)	—	—	—	—	—
Lease liabilities	6,498	—	(2,297)	—	(145)	9,413	659	14,128
Provision for reinstatement costs	—	—	—	—	145	—	—	145
Total liabilities from financing activities	1,172,822	225,000	(227,297)	116,632	—	9,413	659	1,297,229

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
31   Reconciliation of liabilities arising from financial activities (continued)
	Financing cash flows			Non-cash changes
	January 1, 2021	Issue	Repayment	Amortization of convertible redeemable preference shares	Equity Component of convertible redeemable preference shares	New leases	Lease interest expense	December 31, 2021
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Convertible redeemable preference shares	1,009,379	152,000	(120,620)	126,800	(1,235)	—	—	1,166,324
Lease liabilities	—	—	(200)	—	—	6,663	35	6,498
Total liabilities from financing activities	1,009,379	152,000	(120,820)	126,800	(1,235)	6,663	35	1,172,822
32   Dividends
	December 31, 2023	December 31, 2022
	US$’000	US$’000
Final dividend paid to the convertible redeemable preference shareholders of US$8.80 per share	2,028,863	—
	2,028,863	—
On April 11, 2023, the Board of Directors declared the payment of cash dividends of US$8.80 per fully paid ordinary share and preference shares. The total amount of the dividend declared was US$2,029 million, of which US$1,494 million and US$535 million was settled by digital assets and cash respectively. The dividend paid to convertible redeemable preference shareholders is presented as payment of dividend thereof. See Note 21 for movement of convertible redeemable preference shares.
33   Related party transactions
During the year, the Group entered into the following related party transactions:
	Note	December 31, 2023	December 31, 2022	December 31, 2021
		US$’000	US$’000	US$’000
Purchase of services
Services fee charged by the parent entity	(i)	—	2,301	8,815
Services fee charged by fellow subsidiaries	(i)	2,056	36,382	103,861
		2,056	38,683	112,676
The outstanding balances arising from above transactions at the end of reporting period are as follows:
	Note	December 31, 2023	December 31, 2022
		US$’000	US$’000
Amounts due to the parent entity	(i),(ii)	(461)	(5,292)
Amounts due to fellow subsidiaries	(i),(ii),(iii)	(3,914)	(2,427)
		(4,375)	(7,719)
Borrowings due to parent entity	(iv)	422,750	—

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
33   Related party transactions (continued)

Notes:
(i)
The Group entered into several agreements with its parent entity, Block.one, and its fellow subsidiaries for services. The fees charged as part of these agreements relate to management and administrative services provided. As part of these agreements, The Group contracted to reimburse Block.one, and its fellow subsidiaries for costs incurred. The service fees are charged on an arm’s length basis under the service agreements.

(ii)
The outstanding balances with the amount due to related parties are unsecured, interest free and repayable on demand.

(iii)
During 2022, Bullish HK Limited and Bullish SG. Pte Ltd purchased property and equipment amounted to US$2.0 million in total from its fellow Block.one subsidiaries at fair value as of the transfer date. The amount was settled in January 2023.

(iv)
In 2023, the Group entered into a loan agreements with its parent entity, Block.one. See Note 23 for details.

34   Commitments and contingencies
The Group entered into loan commitments through the Exchange to provide funds to customers at a future date. These commitments typically have a specified term and may be subject to unconditional cancellation or may remain in effect, contingent upon the satisfaction of all conditions outlined in the loan facility. These commitments encompass undrawn credit facilities and represent the Group’s intent to provide lending support as per the agreed terms and conditions.
The table below shows the principal amounts of unmatured off-balance sheet transactions at the balance sheet date. The contract or underlying principal amounts indicate the volume of business outstanding and do not represent amounts at risk.
	December 31, 2023	December 31, 2022
	US$’000	US$’000
Financial commitment
Undrawn loan commitments to lend
– Unconditionally cancellable	72,236	—
On December 31, 2022, the Group has entered into an agreement with a cloud platform services provider to commit to a minimum total of US$30 million in order to receive a discount for their cloud platform related services. The commitment is divided into two periods: Commitment Period 1 and Commitment Period 2. Commitment Period 1 is 24 months long or shorter if agreement terminated and requires a minimum commitment of US$16 million, while Commitment Period 2 is 12 months or shorter if agreement terminated after the end of Commitment Period 1 and requires a minimum commitment of US$14 million. At the end of each commitment period or upon earlier termination, if the Group fails to meet its minimum commitment for a given period, it will need to make up the difference between the minimum commitment and the fees incurred for cloud platform related services during that period. In addition, the Group will receive a service credit of US$3 million for using certain applicable services, and an additional US$3 million will be provided upon reaching a milestone of US$15 million. The Group will recognize the service credit over the commitment period on a straight line basis under Information technology and software expenses.

BULLISH
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
35   Subsequent events
The Group has evaluated subsequent events through August 30, 2024, the date the consolidated financial statements were available for issuance.
(a)
On February 28, 2024, the Group has entered a sublease agreement with a third-party to sublease the office premises in the states for a term commencing from May 1, 2024 and ending on April 30, 2028. The total sublease rental income is amounted to US $1.4 million.

Ordinary Shares
Preliminary Prospectus
Bookrunners
Through and including       , 2024 (the 25th day after the date of the prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
      , 2024

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Directors and Officers
Cayman Islands law does not limit the extent to which a company’s amended and restated memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or willful default or the consequences of committing a crime. Our amended and restated memorandum and articles of association provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, or willful default.
We have or will maintain insurance on behalf of our directors and executive officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales Of Unregistered Securities
For the three year period ending on the date of this filing, we have made the following sales of unregistered securities:
•
On April 26. 2023, pursuant to a plan of merger between the Bullish, BMC2 and Bullish Global, Bullish issued (a) 225,000,000 Class C common shares of par value $0.001 per share from a conversion of 225,000,000 Class A common shares of Bullish Global, and (b) 5,471,874 class B preference shares of par value $0.001 per share from a conversion of 5,471,874 Class B preference shares of Bullish Global. The Company also canceled one share without consideration.

•
On November 10, 2023, all 225,000,000 Class C common shares of Bullish were converted to Class A common shares of Bullish.

Item 8.   Exhibits And Financial Statement Schedules
(a)   Exhibits
EXHIBIT INDEX
Exhibit No.	Description
3.1**	Memorandum and Articles of Association of Bullish.
10.1**#	Employment Agreement, dated May 24, 2023, between Bullish US LLC and Thomas W. Farley.
10.2**#	Employment Agreement, dated May 24, 2023, between Bullish US LLC and David W. Bonnano.
10.3**	Form of Indemnity Agreement between Bullish and each of the directors and executive officers of Bullish.
10.4**	Form of Code of Ethics and Business Conduct.
101**	Interactive Data File
107**	Filing Fee Table

#
Certain information has been redacted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and competitive harm analyses to the Commission upon request.

†
Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

*
Filed herewith.

**
To be filed by Amendment.

(b)   Financial Statement Schedules
All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 9.   Undertakings
The undersigned hereby undertakes:
(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on            , 2024.
Bullish
By:

Name: Thomas W. Farley
Title:  Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Thomas W. Farley	Chief Executive Officer and Director (Principal Executive Officer)	, 2024
David W. Bonanno	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2024
Brendan Blumer	Director	, 2024
Kokuei Yuan	Director	, 2024
Andrew Bliss	Director	, 2024

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the requirements of the Securities Act of 1933, the registrant’s duly authorized representative has signed the registration statement on Form F-1, in the City of New York, State of New York on            , 2024.
Authorized U.S. Representative
By:

Name:
Title: